Chun Fai How
Direct Dial: +852-2912-2509
chunfai.how@lw.com

LATHAM & WATKINS LLP

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September 28, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Jiangsu Expressway Company Limited – File No. 82-34677

Dear Sir or Madam:

On behalf of Jiangsu Expressway Company Limited (the "Company"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), I am enclosing herewith copies of additional documents to be furnished to the Securities and Exchange Commission (the "Commission") that the Company made public, filed with the Stock Exchange of Hong Kong Limited or the Shanghai Stock Exchange or distributed to the security holders since our last submission dated April 25, 2006, and a revised index of exhibits listing all the documents that have been so furnished.

This letter, together with the enclosures, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall this letter constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the foregoing, please contact the undersigned in the Hong Kong office of Latham & Watkins LLP by telephone at (852) 2912 2509 or by facsimile at (852) 2522 7006.

* * * * *

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed, stamped, self-addressed envelope.

Very truly yours,

Chun Fai HOW
of LATHAM & WATKINS LLP

Enclosures

cc (by email and w/o encl.):

Mr. Yong Jia Yao
Jiangsu Expressway Company Limited

David T. Zhang, Esq.
Latham & Watkins LLP

Janet Cheung, Esq.
Richards Butler

INDEX TO EXHIBITS

Listed below are all exhibits made public, filed with the Stock Exchange of Hong Kong Limited or the Shanghai Stock Exchange or distributed to the security holders of the Company since January 1, 2001. Exhibits 125 through 172 are furnished herewith. Exhibits 1 through 124 were previously furnished to the Commission before or on April 25, 2006.

Exhibit Number	Exhibit
1.	Notice of Special General Meeting dated February 20, 2001
2.	Announcement of the results of the Special General Meeting dated April 9, 2001
3.	Teletext announcement of a summary in respect of the financial results of the Company for the year ended December 31, 2000 dated April 11, 2001
4.	Announcement of the intention of the Company to acquire equity interests in Suzhou Sujiahang Expressway Company Limited dated April 12, 2001
5.	Announcement of the resolutions passed by the Seventh Session of the Third Board of Directors Meeting held on April 11, 2001 dated April 12, 2001
6.	Notice of Annual General Meeting dated April 12, 2001
7.	Annual Report for 2000 dated April 12, 2001
8.	Teletext announcement on exceptional price & turnover movement dated May 21, 2001
9.	Announcement of the resolutions passed at 2000 Annual General Meeting dated June 8, 2001
10.	Announcement of the extension of book close period dated June 8, 2001
11.	Teletext announcement of the summary financial results of the Company for the six months ended June 30, 2001 dated August 21, 2001
12.	Announcement of the summary financial results of the Company for the six months ended June 30, 2001 dated August 21, 2001
13.	Teletext announcement to clarify a reclassification of item in the teletext summary announcement of August 21, 2001 dated August 22, 2001
14.	Announcement of the Eighth Session of the Third Board of Directors Meeting dated August 21, 2001
15.	Announcement on a connected transaction – acquisition of 8.8% interest in Yangtze Bridge Company – dated September 4, 2001

16. Interim Report for the six months ended June 30, 2001 dated August 21, 2001

17. Teletext announcement of a summary in respect of the financial results of the Company for the year ended December 31, 2001 dated April 8, 2002

18. Announcement of the financial results of the Company for the year ended December 31, 2001 dated April 8, 2002

19. Announcement of a connected transaction – acquisition of 33.33% equity interests in Sujiahang Expressway Company Limited – dated April 8, 2002

20. Notice of Annual General Meeting, dated April 8, 2002 (together with an Introduction to the proposed directors, including independent directors, and Supervisors to be appointed at the Annual General Meeting), and Announcement of the resolutions passed by the Ninth Session of the Third Board of Directors Meeting held on April 8, 2002, dated April 8, 2002 (together with declarations made by the nominator of the independent directors of the Company and declaration of independence by the proposed independent directors to be appointed at the Annual General Meeting)

21. Circular of a connected transaction - acquisition of 33.33% equity interests in Sujiahang Expressway Company Limited – dated April 26, 2002

22. Announcement of the First Quarter Results of 2002 dated April 29, 2002

23. Announcement in respect of the dispatch of Annual Report, connected transaction circular and a circular setting out the proposed amendments to its Articles of Association and the proposed rules and bye-laws to be adopted in the Annual General Meeting and related documents dated April 29, 2002

24. Circular on the proposed amendments to the Articles of Association of the Company, adoption of procedural rules and bye-laws and election by H Share shareholders of form of financial information dated April 29, 2002

25. Annual Report for 2001 dated April 8, 2002

26. Announcement of the resolutions of 2001 Annual General Meeting dated May 28, 2002

27. Announcement regarding connected transaction – investment of equity interests in Jiangsu Zulin – dated May 28, 2002

28. Announcement regarding connected transaction – independent financial opinion of Huatai Securities Limited on investment of equity investments in Jiangsu Zulin – dated May 29, 2002

29. Teletext announcement of the summary financial results of the Company for the six months ended June 30, 2002 dated August 15, 2002

30. Announcement of the summary financial results of the Company for the six months ended June 30, 2002 dated August 15, 2002

31. Interim Report for the six months ended June 30, 2002 dated August 27, 2002

32. 2002 Third Quarterly Report dated October 30, 2002

33. Announcement regarding connected transactions – proposed establishment of Jiangsu Sundian Engineering Co., Ltd. and proposed transfer of outdoor advertising billboards – dated March 20, 2003

34. Announcement of the Final Results for the Year 2002 dated March 20, 2003

35. Notice of 2002 Annual General Meeting dated March 20, 2003

36. Announcement of the 16th Session of the Third Board of Directors Meeting dated March 20, 2003

37. Announcement of the 8th Session of the Third Supervisory Committee Meeting dated March 20, 2003

38. Announcement on Change of Accounting Standard for the year ended December 31, 2002 dated March 25, 2003

39. Supplementary announcement on Change of Accounting Standard for the year ended December 31, 2002 dated March 26, 2003

40. Announcement of the resolutions of the 2002 Annual General Meeting; Announcement of the 1st Session of the Fourth Board of Directors Meeting and Announcement of the 1st Session of the Fourth Supervisory Committee Meeting dated May 15, 2003

41. Announcement regarding connected transactions – Road Maintenance Service Contracts with Jiangsu Sundian Engineering Co., Ltd. – dated June 30, 2003

42. Summary of 2003 Interim Results dated August 14, 2003

43. Announcement Corrigendum to the interim result announcement dated August 28, 2003

44. 2003 Third Quarterly Report dated October 24, 2003

45. Announcement of the 3rd Session of the Fourth Board of Directors Meeting dated October 24, 2003

46. Announcement in relation to Toll Collection according to the Weight of the Lorries and Adjustment to the Toll Rates dated December 25, 2003

47. Further Announcement in relation to Toll Collection according to the Weight of the Lorries dated December 30, 2003

48. Announcement – the 4th Session of the 4th Board of Directors Meeting dated January 30, 2004

49. Announcement on Proposed Change of Auditors, Proposed Amendments to Articles of Association and Book Close Date dated February 3, 2004

50. Circular on Proposed Amendments to Articles of Association and Proposed Appointment of Auditors dated February 4, 2004

51. Announcement of the Resolutions of the First Extraordinary General Meeting of 2004 dated March 23, 2004

52. Announcement of the 5th Session of the Fourth Board of Directors dated April 1, 2004

53. Announcement of the 4th Session of the Fourth Supervisory Committee Meeting dated April 1, 2004

53A. Results Announcement (Summary) dated April 1, 2004

54. Preliminary Announcement on 2003 Annual Results dated April 1, 2004

55. 2003 Annual Report dated April 1, 2004

56. Announcement – Major Transaction: Widening of Shanghai-Nanjing Expressway; Discloseable Transaction: Second Supplemental Contract of the Contract for the Transfer of the Operating Rights of Nanjing-Shanghai Class 2 Highway and Resumption of Trading, dated April 14, 2004

57. Circular – Major Transaction: Widening of Shanghai-Nanjing Expressway; Discloseable Transaction: Second Supplemental Contract to the Contract for the Transfer of the Operating Rights for Nanjing-Shanghai Class 2 Highway, Amendments to Articles and Annual General Meeting, dated May 5, 2004

58. Announcement of the Opinion of the Board of Directors dated April 14, 2004

59. Announcement of the Opinion of the Independent Directors dated April 14, 2004

60. Announcement of the 7th Session of the Fourth Board of Directors dated April 26, 2004

61. 2004 First Quarterly Report dated April 26, 2004

62. Announcement – Connected Transactions: Road Maintenance Service Contracts with Jiangsu Sundian Engineering Co., Ltd. dated April 28, 2004

63. Notice of Annual General Meeting May 5, 2004

64. Corrigendum dated May 10, 2004

65. Announcement – Traffic Control in relation to the Jiangsu Section of the Shanghai-Nanjing Expressway dated May 31, 2004

66. Announcement of the Resolutions of the 2003 Annual General Meeting dated June 28, 2004

67. Announcement – Traffic Control in relation to the Jiangsu Section of the Shanghai-Nanjing Expressway dated July 26, 2004

67A. Results Announcement (Summary) dated August 20, 2004

68. Summary of 2004 Interim Results dated August 20, 2004, including Announcement of the 8th Session of the Fourth Board of Directors dated August 20, 2004

69. 2004 Interim Report dated August 20, 2004

70. Teletext announcement on unusual volume movement dated September 16, 2004

71. Announcement of the 9th Session of the Fourth Board of Directors dated October 27, 2004

72. Announcement of 2004 Third Quarterly Report dated October 27, 2004

73. Change of Process Agent dated October 27, 2004

74. Announcement of Adjustment to Toll Rate Policy dated January 7, 2005

75. Announcement of the 10th Session of the Fourth Board of Directors Meeting dated March 16, 2005

76. Announcement of the 6th Session of the Fourth Supervisory Committee Meeting dated March 18, 2005

76A. Results Announcement (Summary) dated March 18, 2004

77. Announcement on 2004 Annual Results dated March 18, 2005

78. 2004 Annual Report dated March 18, 2005

79. Announcement – Delay in the appointment of Qualified Accountant dated March 18, 2005

80. Notice of 2004 Annual General Meeting dated April 1, 2005

81. Proxy form for holders of H Shares for use at the Annual General Meeting and any adjournment thereof

82. Confirmation Slip for H Shares Shareholders in respect of the Annual General Meeting to be held on May 18, 2005

83. Announcement of the 7th Session of the Fourth Supervisory Committee Meeting dated April 22, 2005

84. Announcement of the 11th Session of the Fourth Board of Directors Meeting dated April 22, 2005

85. Announcement – 2005 First Quarterly Report dated April 22, 2005

86. 2005 First Quarterly Report dated April 22, 2005 ('glossy version')

87. Announcement – Continuing Connected Transaction Road Maintenance Service Contract with Jiangsu Sundian Engineering Co., Ltd. dated April 22, 2005

88. Supplemental Notice of 2004 Annual General Meeting dated April 25, 2005

89. Circular – Amendments to the Board Meeting Rules and the Supervisory Committee Meeting Rules; Amendments to Articles and Annual General Meeting dated April 25, 2005

90. Proxy form for holders of H Shares for use at the Annual General Meeting and any adjournment thereof

91. Announcement of the Resolutions of the 2004 Annual General Meeting dated May 18, 2005

92. Announcement on rate of business tax dated May 23, 2005

93. Announcement – Waiver from strict compliance of Rule 3.24 dated June 14, 2005

94. Announcement of the 4th Session of the 12th Board of Directors Meeting dated July 18, 2005

95. Notice of 2005 First Extraordinary General Meeting dated July 22, 2005

96. Circular on Short-term Commercial Paper Program and 2005 First Extraordinary General Meeting dated July 22, 2005

97. Proxy form for holders of H Shares for use at the 2005 First Extraordinary General Meeting of September 9, 2005 and any adjournment thereof dated

98. Confirmation Slip for H Shares Shareholders in respect of 2005 First Extraordinary General Meeting to be held on September 9, 2005

99. Results Announcement (Summary) announced on August 19, 2005

100. Summary of 2005 Interim Results dated August 19, 2005

101. Announcement of the 13th Session of the 4th Board of Directors Meeting dated August 19, 2005

102. Announcement – Opening for Truck Traffic on the Section between Nanjing and the Henglin Intersection in Changzhou of Shanghai-Nanjing Expressway dated August 19, 2005

103. 2005 Interim Report dated August 19, 2005

104. Announcement of the Resolutions of the 2005 First Extraordinary General Meeting

dated September 9, 2005

105. Announcement – 2005 Third Quarterly Report dated October 25, 2005

106. 2005 Third Quarterly Report dated October 25, 2005

107. Announcement – Successful launch of RMB4,000,000,000 short term commercial paper dated November 7, 2005

108. Suspension of trading announced on December 28, 2005

109. Announcement – The entire Jiangsu Expressway opens to trucks – Resumption of Trading dated December 28, 2005

110. Announcement – In relation to the convening of liaison meeting of holders of non-circulating A shares of Jiangsu Expressway Company Limited dated February 17, 2006

111. Announcement – Share Segregation Reform Proposal dated March 3, 2006

112. Announcement on Reform Proposal dated March 14, 2006

113. Overseas Regulatory Announcement – Delay of A Shareholders General Meeting dated March 21, 2006

114. Announcement – Revised Share Segregation Reform Proposal dated April 6, 2006

115. Announcement on 2005 Annual Results dated April 7, 2006

116. Announcement of the 15th Session of the Fourth Board of Directors Meeting dated April 7, 2006

117. Announcement on a Continuing Connected Transaction – Road Maintenance Service Contract with Jiangsu Sundian Engineering Co., Ltd. dated April 7, 2006

118. Announcement of the 9th Session of the Fourth Supervisory Committee Meeting dated April 7, 2006

119. Announcement on Approval Reply relating to Share Segregation Reform Proposal dated April 18, 2006

120. Notice of 2005 Annual General Meeting dated April 20, 2006

121. Proxy form for holders of H Shares for use at the Annual General Meeting and any adjournment thereof

122. Confirmation Slip for H Shares Shareholders in respect of the Annual General Meeting to be held on June 5, 2006

123. 2005 Annual Report dated April 7, 2006

124. Announcement of the Voting Results of the Relevant Shareholders' Meeting on the A

Share Segregation Reform Proposal dated April 24, 2006

125. Announcement –2006 First Quarterly Report dated April 28, 2006

126. Overseas Regulatory Announcement – Implementation of the Share Segregation Reform Proposal dated May 10, 2006

127. Announcement on a Connected Transaction – disposal of 35.71% share interests in China Transportation HEAD New Technology (Shanghai) Co., Ltd. dated June 1, 2006

128. Announcement of the Resolutions of the 2005 Annual General Meeting dated June 5, 2006

129. Announcement of the First Session of the Fifth Board of Directors Meeting dated June 5, 2006

130. Announcement of the First Session of the Fifth Supervisory Committee Meeting dated June 5, 2006

131. Overseas Regulatory Announcement in respect of Expected Increase in Profit for the First Half of the Year dated July 6, 2006

132. Announcement of the Second Session of the Fifth Board of Directors Meeting dated July 12, 2006

133. Circular – Special Revenue Asset Management Scheme involving the issue of Asset-backed Notes and 2006 First Extraordinary General Meeting dated July 19, 2006

134. Proxy form for holders of H Shares for use at the 2006 First Extraordinary General Meeting of September 4, 2006 and any adjournment thereof

135. Confirmation Slip for H Shares Shareholders in respect of 2006 First Extraordinary General Meeting to be held on September 4, 2006

136. Notice of 2006 First Extraordinary General Meeting dated July 19, 2006

137. Announcement – Summary of 2006 Interim Results dated August 18, 2006

138. Results Announcement (Summary) dated August 18, 2006

139. 2006 Interim Report dated August 18, 2006

140. Announcement of the Resolution of the 2006 First Extraordinary General Meeting dated September 4, 2006

141. Announcement – 2006 Third Quarterly Report dated October 26, 2006

142. 2006 Third Quarterly Report dated October 26, 2006

143. Overseas Regulatory Announcement – Fourth Session of the Fifth Board of Directors Meeting dated October 26, 2006

144. Removal Notice dated December 27, 2006

145. Overseas Regulatory Announcement – Fifth Session of the Fifth Board of Directors Meeting dated January 8, 2007

146. Announcement of the Fourth Session of the Fifth Supervisory Committee Meeting dated March 23, 2007

147. Overseas Regulatory Announcement – Seventh Session of the Fifth Board of Directors Meeting dated March 23, 2007

148. Announcement on 2006 Annual Results dated March 23, 2007

149. 2006 Annual Report dated March 23, 2007

150. Overseas Regulatory Announcement In Respect of Expected Increase in Profit for the First Quarter of the Year dated April 12, 2007

151. Announcement on Continuing Connected Transaction – Technological Service Agreement with Jiangsu Expressway Toll-network Technology Service Co., Ltd. dated April 26, 2007

152. Overseas Regulatory Announcement – Eighth Session of the Fifth Board of Directors Meeting dated April 26, 2007

153. Announcement – 2007 First Quarterly Report dated April 26, 2007

154. 2007 First Quarterly Report dated April 26, 2007

155. Announcement on Continuing Connected Transaction – Road Maintenance Service Contract with Jiangsu Sundian Engineering Co., Ltd. dated April 26, 2007

156. Notice of 2006 Annual General Meeting dated April 27, 2007

157. Supplemental Announcement regarding the preliminary announcement of the Company's 2006 results dated April 27, 2007

158. Announcement – Amendments of Articles of Association dated April 27, 2007

159. Circular – Amendments to Articles and Notice of Annual General Meeting dated April 27, 2007

160. Proxy form for holders of H Shares for use at the Annual General Meeting and any adjournment thereof

161. Proxy form for holders of H Shares for use at the Annual General Meeting and any adjournment thereof (Restated)

162. Confirmation Slip for H Shares Shareholders in respect of the Annual General Meeting to be held on June 13, 2007

163. Overseas Regulatory Announcement of Listing of Circulating Shares with Selling Restrictions dated May 10, 2007

164. Overseas Regulatory Announcement – Listing of the Second Batch of Circulating Shares with Selling Restrictions dated June 7, 2007

165. Overseas Regulatory Announcement – Ninth Session of the Fifth Board of Directors Meeting dated June 13, 2007

166. Overseas Regulatory Announcement – Announcement of the Resolutions of the 2006 Annual General Meeting dated June 13, 2007

167. Overseas Regulatory Announcement – Listing of the Third Batch of Circulating Shares with Selling Restrictions in Chinese version dated July 24, 2007 (no corresponding English version was filed)

168. Notification of Board Meeting dated August 7, 2007

169. Overseas Regulatory Announcement – Corporate Governance Self-Inspection Report and Rectification Plan in Chinese version dated August 17, 2007 (no corresponding English version was filed)

170. Overseas Regulatory Announcement – Tenth Session of the Fifth Board of Directors Meeting dated August 17, 2007

171. Announcement – Summary of 2007 Interim Results dated August 17, 2007

172. 2007 Interim Report dated August 17, 2007

173. Overseas Regulatory Announcement - Seventh Session of the Fifth Supervisory Committee Meeting dated September 27, 2007

174. Overseas Regulatory Announcement - Eleventh Session of the Fifth Board of Directors Meeting dated September 27, 2007

175. Announcement on a Connected Transaction - Disposal of Properties dated September 27, 2007



江蘇寧滬高速公路股份有限公司

JIANGSU EXPRESSWAY COMPANY LIMITED

(established in the PRC with limited liability)

(Stock Code: 177)

2006 First Quarterly Report

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1. IMPORTANT

1.1 The board of directors (the "Board of Directors") and its directors of Jiangsu Expressway Company Limited (the "Company") confirm that there are no false representations or misleading statements contained in, or material omissions from this report, and jointly and severally accept responsibility for the authenticity, accuracy and completeness of the content of this report.

1.2 Independent non-executive director Mr. Fang Hung, Kenneth did not attend the Board of Directors. He had appointed Mr. Fan Chong Lai, independent non-executive director, to vote on his behalf. Ms. Chang Yung Tsung, an independent non-executive director, was engaged in work and did not attend the Board of Directors.

1.3 This quarterly report is prepared in accordance with the regulations on Disclosure of Information in Quarterly Reports for Listed Companies by the China Securities Regulatory Commission. This report is published simultaneously in Hong Kong and the People's Republic of China. All financial information set out in this quarterly report has been prepared in accordance with PRC Accounting Standards for Business Enterprises "PRC Accounting Standards". Shareholders of the Company and public investors should be aware of the risks of investment when trading in shares.

1.4 The financial statements in this 2006 first quarterly report are unaudited and have been reviewed by the Audit Committee of the Company.

1.5 Mr. Shen Chang Quan, the Chairman of the Company, Mr. Xie Jia Quan, the General Manager, and Madam Liu Wei, Financial Controller, guarantee the correctness and completeness of the financial statements in the quarterly report.

2. BASIC INFORMATION OF THE COMPANY

2.1 Basic Corporate Information

	A Shares	H Shares	ADR
Abbreviation of Stock Name	寧滬高速	江蘇寧滬	JEXWW
Stock Code	600377	0177	477373104

	Secretary to the Board of Directors	Securities Officers
Name	Yao Yong Jia	Jiang Tao and Lou Qing
Correspondence Address	Jiangsu Communications Buildings, 69 Shigu Road, Nanjing, Jiangsu, the PRC	
Telephone Number	8625-84469332	8625-84200999 (ext. 4706, 4716)
Fax Number	8625-8446 6643	
E-mail Address	nhgs@jsexpressway.com	

2.2 Financial Information

2.2.1 Major accounting data and financial indicators

Unit: RMB'000

	End of the reporting period (unaudited)	End of last reporting year (audited)	% Increase/ (decrease) at end of the reporting period compared to end of last reporting year
Total assets	27,351,650	27,223,147	0.47
Shareholders' equity (excluding minority interests)	14,885,260	14,632,560	1.73
Net assets per share (RMB)	2.95	2.90	1.73
Adjusted net assets per share (RMB)	2.95	2.90	1.73
	The reporting period (unaudited)	**Beginning of the year to end of the reporting period (unaudited)**	**% increase (decrease) for the reporting period compared to the corresponding period of the previous year**
Net cash flow from operating activities	545,429	545,429	53.67
Earnings per share (RMB)	0.05	0.05	38.96
Return on net assets (%)	1.70	1.70	increase 0.41 percentage point
Return on net assets after deduction of non-recurring profit/loss (%)	1.70	1.70	increase 0.40 percentage point

Non-recurring profit/loss (unaudited)	Amount
Non-operating income/expenses	-411
Income tax effect	135
Total	-276

2.2.2 Income statement

Unit: RMB

Item	Consolidated		The Company	
	The reporting period (unaudited)	Corresponding period of the previous year (unaudited)	The reporting period (unaudited)	Corresponding period of the previous year (unaudited)
1. **Revenue from principal business**	834,568,032	545,776,808	697,092,425	411,599,662
Less: Costs of principal business	313,182,328	189,067,138	274,350,450	156,318,365
Principal business tax and levy	26,431,827	28,874,498	21,973,651	21,385,432
2. **Gross profit**	494,953,877	327,835,172	400,768,324	233,895,865
Add: Other operating profit	1,944,620	(83,567	—	—
Less: General and administrative expenses	44,784,350	49,278,354	41,144,332	44,594,892
Financial expenses	100,457,123	27,319,236	101,170,481	27,810,178
3. **Profit from operations**	351,707,024	251,154,015	258,453,511	161,490,795
Add: Investment income	22,658,275	23,985,706	75,269,805	73,139,125
Non-operating income	2,184,255	2,887,928	2,182,355	2,426,287
Less: Non-operating expenses	2,594,769	1,282,292	1,379,918	474,017
4. **Profit before tax**	373,954,785	276,745,357	334,525,753	236,582,190
Less: Income tax	112,100,875	85,561,475	81,798,491	54,732,487
Minority interests	9,153,432	9,334,179	—	—
5. **Net profit**	252,700,478	181,849,703	252,727,262	181,849,703
Add: Undistributed profits at the beginning of year	317,221,038	484,125,200	444,144,060	582,403,438
6. **Distributable profits**	569,921,516	665,974,903	696,871,322	764,253,141
7. **Distributable profits to shareholders**	569,921,516	665,974,903	696,871,322	764,253,141
8. **Undistributed profits**	569,921,516	665,974,903	696,871,322	764,253,141

2.3 Total number of shareholders as at the end of the reporting period and the top ten holders of listed shares

Unit: share

Total number of shareholders at the end of the reporting period	As at 31 March 2006, there were 27,658 shareholders registered on the registers of members of the Company, among whom 26,873 were holders of domestic shares and 785 were holders of foreign shares.	
Top ten holders of listed shares		
Name of shareholder	**Number of listed shares held as at the end of the reporting period**	**Class of shares**
Genesis Fund Managers, LLP	137,206,372	H shares
HSBC Halbis Partners (Hong Kong) Limited	131,040,000	H shares
JPMorgan Chase & Co.	75,069,500	H shares
Sumitomo Mitsui Asset Management Company, Limited	71,462,000	H shares
China Galaxy Securities Co., Ltd. (銀河證券有限責任公司)	17,201,566	A shares
Winner Glory Development Ltd.	12,000,000	H shares
Industrial Commercial Bank of China - 諾安平衡證券投資基金	9,306,338	A shares
Bank of China - 海富通收益增長證券投資基金	6,500,000	A shares
Bank of China - 工銀瑞信核心價值股票型證券投資基金	5,931,829	A shares
Bank of China - 嘉實服務增值行業證券投資基金	4,913,241	A shares

3. MANAGEMENT DISCUSSION AND ANALYSIS

3.1 Brief Analysis on the Overall Situation of the Company's Operating Activities during the Reporting Period

Starting from 1 January 2006, the main 8-lane driveway of Shanghai-Nanjing Expressway, the Group's core asset, has been fully completed and trucks have been allowed for the whole expressway. Various operating activities of the Group have gradually returned to normal.

Since the re-opening of the whole Shanghai-Nanjing Expressway for traffic, the recovery of traffic flow has been progressing well. Between January and March of 2006, the average daily traffic volume was 35,736 vehicles, an increase of approximately 59.71% over the same period of 2005 which has basically regained the same level of traffic as the period before the implementation of truck diversion measures in 2004. As regards vehicles mix, trucks constituted approximately 22.03% of the overall traffic between January and March of 2006, indicating that truck traffic is still on the way of further recovery.

For the period of January to March, the average daily toll revenue of Shanghai-Nanjing Expressway was approximately RMB5,785,400, an increase of approximately 82.31% as compared to the corresponding period of 2005, while its total toll revenue amounted to approximately RMB520,683,000, accounting for approximately 62.05% of total Group revenue which was an increase of 13.65 percentage points as compared to 2005. This has indeed brought a strong growth of the Group's results for this quarter. Following a further recovery of truck traffic, toll revenue will continue to rise and toll revenue per single vehicle will also go up.

During the reporting period, the finishing works on the Shanghai-Nanjing Expressway expansion project progressed smoothly. Core works on the main 8-lane driveway have all been completed and inspected. Except for the Yangchenghu service area and part of the monitoring and communications projects as well as greenery projects, all other projects of the expansion project have been delivered for use. As at 31 March 2006, an accumulated capital of approximately RMB8,478,000,000 had been invested in the expansion project, of which an amount of approximately RMB284,000,000 was capitalised interest.

After Shanghai-Nanjing Expressway was opened for truck traffic, a portion of the trucks previously diverted onto G312 during the expansion period has started to come back, resulting in a decrease of traffic volume and toll revenue on G312. For the period of January to March 2006, the average daily traffic volume on G312 was 34,688 vehicles, while its average daily toll revenue was approximately RMB628,000, representing decreases of approximately 11.65% and 11.75%, respectively, over the same period of last year.

Affected by the newly-opened 8-lane Shanghai-Nanjing Expressway, the other road and bridge assets of the Group showed good growth trends. Xicheng Expressway and Sujiahang Expressway were amongst those which benefited directly, achieving average daily traffic volumes of 29,905 and 16,674 vehicles, respectively, for January to March 2006, representing increases of approximately 21.03% and 15.39% respectively as compared to the same period in 2005. The above two expressways registered average daily toll revenues of approximately RMB855,600 and RMB1,315,300 respectively, representing increases of approximately 17.01% and 3.68% respectively over the same period in 2005. Guangjing Expressway, Jiangyin Yangtze Bridge and the Nanjing Section of Nanjing-Lianyungang Highway also achieved stable growth.

Data of average daily traffic volumes and average daily toll revenues of various roads and bridges during January - March 2006:

Expressway or bridge operation	Average daily traffic volume (Vehicle/Day)	Growth over the corresponding period of the previous year (%)	Average daily toll revenue (RMB'000/ Day)	Growth over the corresponding period of the previous year (%)
Jiangsu Section of Shanghai — Nanjing Expressway	35,736	59.71	5,785.4	82.31
Shanghai-Nanjing Section of G312	34,688	-11.65	628.0	-11.75
Nanjing Section of Nanjing — Lianyungang Highway	14,389	16.15	269.0	21.44
Guangjing Expressway	35,924	8.83	631.9	3.12
Xicheng Expressway	29,905	21.03	855.6	17.01
Jiangyin Yangtze Bridge	37,389	7.86	2,105.7	9.03
Sujiahang Expressway	16,674	15.39	1,315.3	3.68

According to the PRC Accounting Standards, during January to March 2006, the Group realised an operating revenue of approximately RMB839,142,000, representing an increase of approximately 52.39% over the corresponding period of 2005. The Group realised a net profit of approximately RMB252,700,000 and earnings per share of RMB0.05, an increase of approximately 38.96% over the corresponding period of 2005.

As at 31 March 2006, the Group's total assets amounted to approximately RMB27,351,650,000 while total liabilities amounted to approximately RMB12,040,330,000, with a gearing ratio of approximately 44.02%. Minority interests stood at approximately RMB426,060,000, while shareholders' equity amounted to approximately RMB14,885,260,000. The balance of loans of the Company totalled approximately RMB9,584,176,000.

3.1.1 Principal operating activities or products accounting for more than 10% of revenue or profit from principal business

√ Applicable ☐ Not applicable

Unit: RMB'000

Industry	Revenue from principal business	Cost of principal business	Gross profit margin (%)
Shanghai-Nanjing Expressway	520,683	116,702	77.59
Guangjing Xicheng Expressways	133,879	33,932	74.66

3.1.2 Seasonal or cyclical characteristics of the Company's operation

☐ Applicable √ Not applicable

3.1.3 Structure of the Group's profit contributions during the reporting period

√ Applicable ☐ Not applicable

Unit: RMB'000

Item	January — March 2006	As percentage to total profit (%)	January — March 2005	As percentage to total profit (%)
Profit from principal business	474,954	132.36	327,835	118.46
Other operating profit	1,995	0.53	(84)	(0.03)
Expenses for the period	(145,241)	(38.84)	(76,598)	(27.68)
Investment income	22,658	6.06	23,986	8.67
Non-operating income/expenses, net	(411)	(0.11)	1,606	0.58
Total Profit before taxation	373,955	100	276,745	100

3.1.4 Circumstances and reasons for substantial changes in principal business and its structure compared to the previous reporting period

☐ Applicable √ Not applicable

3.1.5 Circumstances and reasons for substantial changes in the profitability (gross profit margin) of the principal business compared to the previous reporting period

☐ Applicable √ Not applicable

3.2 Analysis of impact of major events and solutions

√ Applicable ☐ Not applicable

Lease of business to Connected Party

During the reporting period, Jiangsu Guangjing Xicheng Expressway Co., Ltd. ("Guangjing Xicheng"), a 85%-owned subsidiary of the Company, leased its petroleum product sales business at the gas station in the Yanqiao Service Area to Jiangsu Expressway Petroleum Development Co., Ltd. (江蘇高速公路石油發展有限公司) ("Jiangsu Expressway Petroleum") for operation for a term of three years.

Jiangsu Expressway Petroleum is a 51.17% owned subsidiary of Jiangsu Communications Holdings Company Limited, the controlling shareholder of the Company. The transaction constitutes a continued connected transaction exempt from reporting, announcement and Independent Shareholder's approval under rule 14A.33(3) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Listing Rules of the Shanghai Stock Exchange and not subject to announcement requirement. Given the continued increase in petroleum product wholesale prices, there has been limited space for Guangjing Xicheng to reap profits by operating the petroleum product sales business on its own. To improve the operating efficiency of the company, it leased the business to Jiangsu Expressway Petroleum for operation. Pursuant to the agreement entered into by both parties, the lease fee is calculated based on RMB100 for each tonne of oil products sold. The minimum annual fee is RMB500,000. The lease period is from 1 January 2006 to 31 December 2008.

Loan from Connected Parties

During the reporting period, the Company secured a loan of RMB200 million from its subsidiary, Jiangsu Guangjing Xicheng Expressway Co., Ltd., by way of entrusted loan. The term for the loan is from 16 January 2006 to 15 July 2006 and bears interest at a monthly rate of 3.915%.

Progress of Shareholding Segregation Reform

During the reporting period, the Company has officially commenced its shareholding segregation reform. Upon obtaining the consent from the Shanghai Stock Exchange by the Company, trading of A Share circulating shares of the Company has been suspended starting from 20 February 2006.

On 27 February 2006, the Company convened the A Share non-circulating shareholders' meeting to discuss the shareholding segregation reform. After reporting to the Jiangsu Provincial State-owned Assets Supervision and Administration and obtaining its consent, the Company published the prospectus for the shareholding segregation reform on 6 March 2006. Under the initial proposal, non-circulating shareholders will allocate 2.5 shares to A Share circulating shareholders for each 10 shares at nil consideration.

The shareholding registration date announced for the first proposal was 23 March 2006. The time for online voting was from 29 to 31 March 2006. The time for holding the on-site A Share relevant shareholders' meeting was 31 March 2006.

Following the announcement of the initial proposal, the Company communicated with A Share circulating shareholders through various means including media conferences and online investor seminars but failed to reach unanimous agreement, which required further revision. The Company issued the announcement on delaying the disclosure of the proposal for shareholding segregation reform adjustment and the announcement on delaying the A Share relevant shareholders' meeting on 15 March and 22 March 2006 respectively. Trading of A Share circulating shares of the Company continued to be suspended.

Upon sufficient communication with A Share circulating shareholders and pursuant to the proposal by relevant non-circulating shareholders, the Company has revised part of the content of the shareholding segregation reform proposal and issued the announcement on the revised proposal on 7 April 2006. The revised proposal was: Non-circulating shareholders will allocate 48,000,000 shares to A Share circulating shareholders at nil consideration. This represents the allocation of 3.2 shares by non-circulating shareholders to A Share circulating shareholders for each 10 circulating A Shares they hold. Meanwhile, some non-circulating shareholders have undertaken that: (1) the original non-circulating shares of the Company held by Jiangsu Communications Holdings Company Limited and Huajian Transportation Economic Development Centre will not be listed on the Shanghai Stock Exchange for sales within 60 months from the date of obtaining the listing and circulating right; (2) Jiangsu Communications Holdings Company Limited and Huajian Transportation Economic Development Cente will put forward a proposal and vote for the proposal at the general meeting for 2005/2008 of the Company: the cash dividend payment will not be less than 85% of the distributable profit of the Company realised in the relevant year; (3) the expenses incurred as a result of the shareholding segregation reform shall be borne upon discussion by Jiangsu Communications Holdings Company Limited, Huajian Transportation Economic Development Centre, Jiangsu Communications Construction Group Co., Ltd. and Jiangsu Provincial Transportation Engineering Corporation Co., Ltd.

The shareholding registration date announced for this proposal was 14 April 2006. Trading of A Share circulating shares of the Company has resumed from 10 April to 14 April 2006 and would be suspended on 17 April until the completion of the required procedures for the shareholding segregation reform. The time for online voting was from 20 April to 24 April 2006. The time for holding the on-site A Share relevant shareholders' meeting was 24 April 2006.

Upon the online voting and voting by poll at the on-site A Share relevant shareholders' meeting, the total number of effective voting right shares participating in the A Share relevant shareholders' meeting was 3,460,835,268 shares. The number of effective voting right shares of A Share circulating shareholders participating in the voting was 63,570,668 shares. The aggregate shareholding voting for the proposal of all shareholders participating in the voting

was 3,446,107,232 shares, representing 99.574% of the total votes of all shareholders. The aggregate shareholding voting for the proposal of all the A Share circulating shareholders participating in the voting was 48,842,632 shares, representing 76.83% of the total votes of all the A Share circulating shareholders. The shareholding segregation reform proposal of the Company was approved by above two-thirds of the voting rights held by all shareholders participating in the voting and was approved by above two-thirds of the voting rights held by A Share circulating shareholders participating in the voting.

3.3 Accounting policy, accounting estimation, changes in the scope of consolidation and major accounting errors and its reasons

☐ Applicable ✓ Not applicable

3.4 Explanation of the Board and the Supervisory Committee in relation to "disclaimer of opinion" given in audited reports

☐ Applicable ✓ Not applicable

3.5 Warning and explanation in the forecast of the possible aggregate net profits from the beginning of the year to the end of the next reporting period becoming a loss or significant changes compared to the corresponding period of the previous year

☐ Applicable ✓ Not applicable

3.6 Rolling adjustments of the Company to the annual operating plans or budget as disclosed

☐ Applicable ✓ Not applicable

For and on behalf of
Jiangsu Expressway Company Limited
Shen Chang Quan
Legal Representative

Nanjing, the PRC, 28 April 2006

As at the date of this notice, Directors of the Company are: Shen Chang Quan, Sun Hong Ning, Chen Xiang Hui, Zhang Wen Sheng, Xie Jia Quan, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung, Fang Hung, Kenneth*, Fan Chong Lai* and Yang Xiong Sheng**

* *Independent non-executive directors*

Please also refer to the published version of this announcement in South China Morning Post.





江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(established in the PRC with limited liability)

(Code: 177)

Overseas Regulatory Announcement on the Implementation of the Share Segregation Reform Proposal

This announcement is made pursuant to the listing rules of the Shanghai Stock Exchange and Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The announcement sets out below is made pursuant to the listing rules of the Shanghai Stock Exchange and Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited:

"The board of directors of the Jiangsu Expressway Company Limited (the "Company") hereby announces, on behalf of all Non-circulating Shareholders, the expected timetable for the implementation of the Company's Share Segregation Reform Proposal (the "SSRP"):

- The SSRP refers to: Circulating A Shareholders will receive 3.2 shares for every 10 shares held.
- The record date of the SSRP for A shares is 12 May 2006. The record date determines the identity of A Shareholders who have the right to receive shares given by Non-circulating Shareholders according to the SSRP (the "Shares Allocated").
- Resumption of trading in shares: 16 May 2006 on which trading in A shares resumes on the Shanghai Stock Exchange. The share price on the date will not include the ex-right reference price and there will be no limit as to price increase/decrease range.
- The stock abbreviation of the Company's A Shares will be changed to "G Ninghu" from 16 May 2006 (the same day as the resumption of trading in A Shares). The Shares Allocated will be listed on the Shanghai Stock Exchange.

For details of the implementation of the SSRP, please refer to the Company's announcements on the website of the Shanghai Stock Exchange at www.sse.com.cn."

By Order of Board
Yao Yong Jia
Secretary to the Board

Nanjing, the PRC, 10 May 2006

As at the date of this announcement, Directors of the Company are: Shen Chang Quan, Sun Hong Ning, Chen Xiang Hui, Xie Jia Quan, Zhang Wen Sheng, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung, Fang Hung, Kenneth*, Fan Cong Lai* and Yang Xiong Sheng**

** Independent non-executive directors*



江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(established in the PRC with limited liability)

(Code: 177)

Connected Transaction
Disposal of 35.71% share interests in China Transportation HEAD New Technology (Shanghai) Co., Ltd.

- **The Company and Information Engineering Co. entered into the Share Transfer Agreement.**
- **Information Engineering Co. is 33% owned by Communications Holdings Co., a controlling shareholder of the Company. Accordingly, Information Engineering Co. is a connected person of the Company under the Hong Kong Listing Rules. The disposal of 35.71% share interests in China HEAD by the Company to Information Engineering Co. constitutes a connected transaction under rule 14A.32(1) of the Hong Kong Listing Rules which is subject to disclosure requirement but is exempted from independent shareholders approval.**
- According to the Listing Rules of the Shanghai Stock Exchange, although the foregoing is a transaction between a listed company and a related person, the consideration for the share transfer is less than 0.5% of the Company's total assets, thus it is exempted from the disclosure requirement. Nevertheless, this announcement is published according to the principle of simultaneous dissemination.
- At the 17th meeting of fourth session of the board held on 30 May 2006, the Company's directors (including independent non-executive directors) approved the entering into of the Share Transfer Agreement.

The board of directors of Jiangsu Expressway Company Limited (the "Company") announced that on 30 May 2006, the Company entered into a share transfer agreement ("Share Transfer Agreement") with Jiangsu Expressway Information Engineering Co., Ltd. ("Information Engineering Co.") in respect of the disposal of 35.71% interests in China Transportation HEAD New Technology (Shanghai) Co., Ltd. ("China HEAD").

Main terms of the Share Transfer Agreement

Transferor	the Company
Transferee	Information Engineering Co. (limited liability company established in the People's Republic of China ("PRC")), which is 33% owned by Jiangsu Communications Holdings Company Ltd. ("Communications Holdings Co."), the controlling shareholder of the Company. Since November 2005, the Company has posted transfer of the Transferred Interests in China HEAD on the Jiangsu Assets and Equity Exchange ([illegible]) (where State-owned Interests may be offered to the public to purchase) for three times. Information Engineering Co. was the only applicant for the Transferred Interests, and the Jiangsu Assets and Equity Exchange has affirmed that it possessed the qualification of being a transferee.
The Transferred Interests	The Transferred Interests represent interests in RMB7,500,000 (equivalent to approximately HK$7,211,538) of the registered capital of China HEAD (equivalent to approximately 35.71% of the entire registered capital of RMB21,000,000 (equivalent to approximately HK$20,193,208)). Transfer by way of listing ([illegible]) (whereby the Transferred Interests is listed on the Jiangsu Assets and Equity Exchange for the public to purchase) was conducted pursuant to the relevant state-owned assets transfer provisions of the Jiangsu Province.
Consideration	RMB4,058,400 (equivalent to approximately HK$3,902,300). According to the requirements of the PRC law, the Company has commissioned a valuation institution to value the assets of China HEAD. The valuation report has been approved by the State-owned Assets Supervision and Administration Commission of the Jiangsu Province ([illegible]). The Transferred Interests has been posted three times on the Jiangsu Assets and Equity Exchange, and the consideration of RMB4,058,400 represents a 19% discount to the valuation of approximately RMB5,010,400 (equivalent to approximately HK$4,817,692).
Adjustment of consideration	As the valuation was made as at 31 May 2005, the transferor and the transferee would jointly commission an intermediary to audit the financial position of China HEAD during the period from 31 May 2005 to the date when registration with the State Administration of Industry and Commerce of transfer of the Transferred Interests is completed ("Audit Period"). Pursuant to the request by the Jiangsu Assets and Equity Exchange, the Company has expressly stated in its transfer notice that it would be responsible for China HEAD's net profit or loss during the Audit Period. As such, adjustment in consideration would be made with reference to China HEAD's net profit or loss as shown in the audited results during the Audit Period, and proportionate to the interests to be transferred.
Payment of consideration	Within 10 working days from the date when the Share Transfer Agreement is signed, the consideration will be paid in one lump sum payment by Information Engineering Co. to the account designated by Jiangsu Assets and Equity Exchange which will, in turn, pay to the Company the consideration. Upon completion of the audit of China HEAD, the Company and Information Engineering Co. will settle the adjustment of consideration accordingly.
Completion date	The date when registration with the State Administration of Industry and Commerce of transfer of the Transferred Interests is completed

Reasons for and benefits of entering into the Share Transfer Agreement

The Company is principally engaged in the construction and management of certain toll roads and expressways within the Jiangsu Province.

China HEAD is principally engaged in the development of software on engineering design and construction management, management of highway resources and intelligent traffic consultancy on GIS/GPS applications. China HEAD is accounted as an associated company in the accounts of the Company at cost.

Information Engineering Co. is principally engaged in the design and construction of projects relating to intelligent transportation system, electronics and computer network; research, production, manufacture and sale of software and hardware relating to road transportation, electronics and communication as well as related technical services.

As the principal business of China HEAD is different from that of the Company, the board of directors of the Company approved the transfer of the Transferred Interests by way of listing in August 2005, so as to strengthen the focus of the Company's principal business. Since November 2005, the Company has posted transfer of the Transferred Interests on the Jiangsu Assets and Equity Exchange for three times, and Information Engineering Co. has recently applied as transferee. Information Engineering Co. was the only applicant for the Transferred Interests and the Jiangsu Assets and Equity Exchange has affirmed that it possessed the qualification of being a transferee.

The consideration under the Share Transfer Agreement and the basis of its adjustment were determined having regards to the relevant PRC provisions on state-owned assets management and the China HEAD valuation report approved by the State-owned Assets Supervision and Administration Commission of the Jiangsu Province, after arm's length negotiation between the Company and the Jiangsu Assets and Equity Exchange. Given that the Transferred Interests have been listed for three times, the consideration (being a 19% discount to the valuation of the Transferred Assets) was the only available price.

Proceeds from the disposal of the Transferred Asset will be used by the Company as its working capital. Assuming no adjustment is made in respect of the consideration as provided in the Share Transfer Agreement, the disposal would result in an expected loss of approximately RMB3,441,600 (approximately HK$3,309,231). The audited gain or loss arising out of this transaction will be reported in the next audited accounts of the Company.

At the 17th meeting of fourth session of the board of directors of the Company held on 30 May 2006, the Company's directors (including independent non-executive directors) approved the entering into of the Share Transfer Agreement. The Company's directors presented at the meeting (including independent non-executive directors) considered that the entering into of the Share Transfer Agreement was in the interests of the shareholders of the Company as a whole. They also considered that the Share Transfer Agreement was entered into on normal commercial terms and the terms were fair and reasonable, and in the ordinary and usual course of business.

The audited net assets of China HEAD as at 31 December 2004 and 2005, prepared in accordance with PRC GAAP, were approximately RMB16,478,000 (equivalent to approximately HK$15,844,000) and RMB 17,086,000 (equivalent to approximately HK$15,797,000). The audited profit before taxation and the net profit after taxation for the year ended 31 December 2004 were RMB509,000 (equivalent to approximately HK$489,000) and RMB230,000 (equivalent to approximately HK$221,000) respectively. The audited profit before taxation and the net profit after taxation for the year ended 31 December 2005 were both RMB609,000 (equivalent to approximately HK$586,000).

Connected transaction

Information Engineering Co. is 33% owned by Communications Holdings Co., the controlling shareholder of the Company. Accordingly, Information Engineering Co. is a connected person of the Company under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Hong Kong Listing Rules"). The disposal of the approximately 35.71% interest in China HEAD by the Company to Information Engineering Co. constitutes a connected transaction rule 14A.32(1) under the Hong Kong Listing Rules which is subject to disclosure requirement but is exempted from independent shareholders approval.

According to the Shanghai Listing Rules, although the foregoing is a transaction between a listed company and a related person, the consideration for the share transfer is less than 0.5% of the total assets of the Company, thus it is exempted from disclosure requirement. Nevertheless, this announcement is published according to the principle of simultaneous dissemination.

By the order of the board of directors
Yao Yongjia
Secretary to the board of directors

Nanjing, the PRC, 1 June 2006

In this announcement, Renminbi has been translated to Hong Kong dollars at the rate of RMB104 = HK$100 for illustration purpose only.

The directors of the Company as at the date of this announcement are Shen Chang Quan, Sun Hong Ning, Chen Xiang Hui, Zhang Wen Sheng, Xu Jia Quang, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung, Fang Hung, Kenneth*, Fan Cong Lai* and Yang Xiong Sheng**

* *Independent non-executive directors*



江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(established in the PRC with limited liability)
(Code: 177)

ANNOUNCEMENT OF THE RESOLUTIONS OF THE 2005 ANNUAL GENERAL MEETING

This announcement is made pursuant to the disclosure obligations under Rule 13.39(5) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The 2005 Annual General Meeting (the "AGM") of Jiangsu Expressway Company Limited (the "Company") was held at Jiangsu Communications Building, 69 Shigu Road, Nanjing, Jiangsu, the PRC at 9:00 a.m. on Monday, 5 June 2006. The AGM was attended by 10 shareholders either attending in person or by proxy. The shareholders who attended the AGM, either in person or by proxy, represented 4,585,328,398 voting shares, representing 91.0394% of the Company's total issued share capital, which was in compliance with the quorum required by the Company's articles of association. The AGM was presided by the Chairman, Mr Shen Chang Quan.

The following resolutions were passed at the AGM:

	Resolution Voting						
	Total number of shares	For		Against		Abstain from voting	
		Number of shares	*(%)*	*Number of shares*	*(%)*	*Number of shares*	*(%)*
Ordinary resolutions:							
1. The report of the board of directors of the Company for the year ended 31 December 2005 be approved	4,585,328,398	4,534,727,769	98.8965	50,000	0.0011	50,550,629	1.1024
2. The report of the Supervisory Committee of the Company for the year ended 31 December 2005 be approved	4,585,328,398	4,584,289,769	99.9773	50,000	0.0011	988,629	0.0216
3. The audited accounts and the auditors' report of the Company for the year ended 31 December 2005 be approved	4,585,328,398	4,585,278,398	99.9989	50,000	0.0011	—	—
4. The distribution scheme in respect of the final dividends of the Company for year 2005, pursuant to which a cash bonus of RMB1.45 (incl. tax) will be paid for every 10 shares be confirmed	4,585,328,398	4,585,278,398	99.9989	50,000	0.0011	—	—
5. The appointment of Deloitte Touche Tohmatsu Certified Public Accountants Limited and Deloitte Touche Tohmatsu as the Company's PRC and international auditors be approved	4,585,328,398	4,585,278,398	99.9989	50,000	0.0011	—	—
6. Election of directors:							
1) The nomination of Mr Shen Chang Quan as director of the Company and the service contract to be entered into between Mr Shen and the Company for a term commencing on the date of the 2005 AGM until the date of the 2008 AGM be approved	4,585,328,398	4,585,278,398	99.9989	50,000	0.0011	—	—
2) The nomination of Mr Sun Hong Ning as director of the Company and the service contract to be entered into between Mr Sun and the Company for a term commencing on the date of the 2005 AGM until the date of the 2008 AGM be approved	4,585,328,398	4,585,278,398	99.9989	50,000	0.0011	—	—
3) The nomination of Mr Chen Xiang Hui as director of the Company and the service contract to be entered into between Mr Chen and the Company for a term commencing on the date of the 2005 AGM until the date of the 2008 AGM be approved	4,585,328,398	4,585,278,398	99.9989	50,000	0.0011	—	—
4) The nomination of Mr Zhang Wen Sheng as director of the Company and the service contract to be entered into between Mr Zhang and the Company for a term commencing on the date of the 2005 AGM until the date of the 2008 AGM be approved	4,585,328,398	4,585,278,398	99.9989	50,000	0.0011	—	—
5) The nomination of Mr Xie Jia Quan as executive director of the Company and the service contract to be entered into between Mr Xie and the Company for a term commencing on the date of the 2005 AGM until the date of the 2008 AGM be approved	4,585,328,398	4,585,278,398	99.9989	50,000	0.0011	—	—
6) The nomination of Ms Fan Yu Shu as director of the Company and the service contract to be entered into between Ms Fan and the Company for a term commencing on the date of the 2005 AGM until the date of the 2008 AGM be approved	4,585,328,398	4,585,278,398	99.9989	50,000	0.0011	—	—
7) The nomination of Mr Cui Xiao Long as director of the Company and the service contract to be entered into between Mr Cui and the Company for a term commencing on the date of the 2005 AGM until the date of the 2008 AGM be approved	4,585,328,398	4,585,278,398	99.9989	50,000	0.0011	—	—
8) The nomination of Ms Chang Yung Tsung as independent non-executive director of the Company and the service contract to be entered into between Ms Chang and the Company for a term commencing on the date of the 2005 AGM until the date of the 2008 AGM, with an annual remuneration of RMB300,000 (after tax) be approved	4,585,328,398	4,585,278,398	99.9989	50,000	0.0011	—	—
9) The nomination of Mr Fang Hung, Kenneth as independent non-executive director of the Company and the service contract to be entered into between Mr Fan and the Company for a term commencing on the date of the 2005 AGM until the date of the 2008 AGM, with an annual remuneration of RMB200,000 (after tax) be approved	4,585,328,398	4,585,278,398	99.9989	50,000	0.0011	—	—
10) The nomination of Mr Yang Xiong Sheng as independent non-executive director of the Company and the service contract to be entered into between Mr Yang and the Company for a term commencing on the date of the 2005 AGM until the date of the 2008 AGM, with an annual remuneration of RMB50,000 (after tax) be approved	4,585,328,398	4,585,278,398	99.9989	50,000	0.0011	—	—
11) The nomination of Mr Fan Chong Lai as independent non-executive director of the Company and the service contract to be entered into between Mr Fan and the Company for a term commencing on the date of the 2005 AGM until the date of the 2008 AGM, with an annual remuneration of RMB50,000 (after tax) be approved	4,585,328,398	4,585,278,398	99.9989	50,000	0.0011	—	—
7. Election of supervisors							
1) the appointment of Mr Zhou Jian Qiang as supervisor of the Company and the service contract to be entered into between Mr Zhou and the Company for a term commencing on the date of the 2005 AGM until the date of the 2008 AGM be approved	4,585,328,398	4,585,278,398	99.9989	50,000	0.0011	—	—
2) the appointment of Mr Zhang Cheng Yu as supervisor of the Company and the service contract to be entered into between Mr Zhang and the Company for a term commencing on the date of the 2005 AGM until the date of the 2008 AGM be approved	4,585,328,398	4,585,278,398	99.9989	50,000	0.0011	—	—
3) the appointment of Ms Ma Ning as supervisor of the Company and the service contract to be entered into between Ms Ma and the Company for a term commencing on the date of the 2005 AGM until the date of the 2008 AGM be approved	4,585,328,398	4,585,278,398	99.9989	50,000	0.0011	—	—
Special resolutions:							
8. The deletion of article 18.4 of chapter 18 of the article of association, whereby the Company shall appropriate 5% to 10% of profit after tax to statutory public welfare fund, and the renumbering of articles 18.5 through 18.14 as articles 18.4 through 18.13 be approved	4,585,328,398	4,585,278,398	99.9989	50,000	0.0011	—	—

The AGM has adopted the cumulative voting system for the new sessions of directors and supervisors.

The Company's auditors Deloitte Touche Tohmatsu has been appointed as the scrutineer for the vote-taking of the resolutions at the AGM.

The AGM was attended by Mr Ju Jian Ping ([illegible]) of Jiangsu Shiji Tongren Law Office ([illegible]), and a legal opinion thereon has been issued. Based on the facts above and after verification, Mr Ju Jian Ping was of the view that the convening of the AGM, the qualifications of the persons attending the AGM and the procedures conducted at the AGM were legal and valid.

Apart from the above resolutions passed at the AGM, the Company would like to explain its 2005 final dividend distribution scheme as follows.

1. The resolution to pay a final dividend of RMB0.145 per share for the year ended 31 December 2005 to all shareholders of the Company as recommended by the board of directors of the Company was passed at the AGM. As regards the method of payment of the final dividend, the board of directors hereby announces that:

   Under Article 18.10 of the Company's articles of association, dividends payable to holders of H shares of the Company are required to be declared and valued in Renminbi ("RMB") and paid in Hong Kong dollars ("HK$") calculated in accordance with the following conversion formula:

   $$\text{Amount of dividend in HK\$} = \frac{\text{Amount of dividend in RMB}}{\text{The average exchange rate of RMB to HK\$ as quoted by the People's Bank of China for the five business days prior to the date of declaration of dividend}}$$

   For the purposes of the payment of this final dividend, the date of declaration is 5 June 2006. The average exchange rate of RMB to HK$ quoted by the People's Bank of China for the five business days prior to the date of declaration was RMB100: HK$96.6781. Accordingly, the final dividend for H Shares would be HK$0.1402 per share.

2. The Company has appointed Bank of China (Hong Kong) Trustees Limited (the "Receiving Agent"), to receive on behalf of the holders of H shares all dividends declared in respect of H shares of the Company. The Receiving Agent is a trust company registered under the Trustee Ordinance of Hong Kong. Cheques for the H share dividends will be issued by the Receiving Agent and are expected to be posted by ordinary mail to holders of H shares of the Company, at their own risks, on or before 26 June 2006 (i.e. the date of payment of dividends on H shares of the Company).

3. Announcement regarding the distribution of dividends to holders of A shares will be made separately.

In addition, there were no shares which only entitled the holders to attend and vote only against any resolutions and there were no parties who had previously stated their intention to vote against any resolution or to abstain.

By Order of the board of directors
Yao Yong Jia
Secretary to the board of directors

Nanjing, the PRC, 5 June 2006

The directors of the Company as at the date of this announcement are Shen Chang Quan, Sun Hong Ning, Chen Xiang Hui, Zhang Wen Sheng, Xie Jia Quan, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung, Fang Hung, Kenneth*, Fan Chong Lai* and Yang Xiong Sheng**

** Independent non-executive directors*



江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(established in the PRC with limited liability)

(Code: 177)

Announcement of the First Session of the Fifth Board of Directors Meeting

This announcement is made pursuant to rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Notice is hereby given that the first session of the fifth board of directors meeting (the "Meeting") was held by the Company on Monday, 5 June 2006 at the Conference Room, 26/F Jiangsu Communications Building, 69 Shigu Road, Nanjing, the PRC. There should be 11 directors present and nine directors were present. Members of the Supervisory Committee and senior management attended the Meeting. The Meeting was chaired by Mr Shen Chang Quan, Chairman of the Company. The procedures for convening the Meeting were in compliance with the relevant provisions of the Company Law and the articles of association. The following were considered and approved at the Meeting:

1. the appointment of Mr Shen Chang Quan as the Chairman of the Company was approved;
2. the appointments of Mr Shen Chang Quan, Mr Chen Xiang Hui, Mr Xie Jia Quan, Mr Cui Xiao Long and Mr Fan Chong Lai as members of the Strategy Committee of the new session of the board of directors and the election of Mr Shen Chang Quan as the convener were approved;
3. the appointments of Ms Chang Yung Tsung, Mr Fang Hung, Kenneth, Mr Yang Xiong Sheng, Mr Zhang Wen Sheng and Mr Sun Hong Ning as members of the Nomination, Remuneration and Appraisal Committee of the new session of the board of directors and the election of Ms Chang Yung Tsung as the convener were approved;
4. the appointments of Mr Yang Xiong Sheng, Mr Fan Chong Lai and Ms Fan Yu Shu as members of the Audit Committee of the new session of the board of directors and the election of Mr Yang Xiong Sheng as the convener were approved.

By Order of the board of directors
Yao Yong Jia
Secretary to the board of directors

Nanjing, the PRC, 5 June 2006

The directors of the Company as at the date of this announcement are Shen Chang Quan, Sun Hong Ning, Chen Xiang Hui, Zhang Wen Sheng, Xie Jia Quan, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung, Fang Hung, Kenneth*, Fan Chong Lai* and Yang Xiong Sheng*.*

* *Independent non-executive directors*



江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(established in the PRC with limited liability)
(Code: 177)

Announcement of the First Session of the Fifth Supervisory Committee Meeting

This announcement is made pursuant to Rule 13.09(2) of the Rules governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Notice is hereby given that the first session of the fifth supervisory committee meeting (the "Meeting") was held by the Company on Monday, 5 June 206 at the Conference room, 26/F Jiangsu Communications Building, 69 Shigu Road, Nanjing, the PRC. There should be five supervisors present and five were present. The Meeting was chaired by Mr Zhou Jian Qiang. The procedures taken to convene the Meeting were in compliance with the relevant provisions of the Company Law and the articles of association.

After taking a vote, all supervisors who attended the meeting approved the following matter:

1. the appointment of Mr Zhou Jian Qiang as the Chairman of the Supervisory Committee was approved.

By Order of the board of directors
Yao Yong Jia
Secretary to the board of directors

Nanjing, the PRC, 5 June 2006

The directors of the Company as at the date of this announcement are Shen Chang Quan, Sun Hong Ning, Chen Xiang Hui, Zhang Wen Sheng, Xie Jia Quan, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung, Fang Hung, Kenneth*, Fan Chong Lai* and Yang Xiong Sheng*.*

** Independent non-executive directors*



江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(established in the PRC with limited liability)

(Code: 177)

Overseas Regulatory Announcement In Respect of Expected Increase in Profit for the First Half of the Year

This announcement is made pursuant to rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

(I) EXPECTED RESULTS DURING THE PERIOD

1. Period for expected results: From 1 January 2006 to 30 June 2006
2. Expected results: ☐ loss ☑ a significant surge ☐ a significant decline ☐ return to the black

   Expected results being 50% higher compared to the corresponding period of the previous year

3. Whether the expected results have been audited by certified accountants: ☐ Yes ☑ No

   In the case where an audit has been carried out, the name of the accounting firm and whether there is a difference in opinion between the company and the certified accountants as well as where the difference is should be given.

(II) RESULTS FOR THE SAME PERIOD OF THE PREVIOUS YEAR

1. Net profit: RMB 331,960,000
2. Earnings per share: RMB 0.066 per share

(III) REASONS FOR NOT MAKING AN ANNOUCEMENT ON EXPECTED RESULTS IN THE PREVIOUS REPORTING PERIOD

The Company's core assets, Shanghai-Nanjing Expressway, was in the gradual recovery phase and no definite assessment could be made in the first quarter.

By order of the board of directors
Yao Yong Jia
Secretary to the board of directors

Nanjing, the PRC, 6 July 2006

The directors of the Company as at the date of this announcement are Shen Chang Quan, Sun Hong Ning, Chen Xiang Hui, Zhang Wen Sheng, Xie Jia Quan, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung, Fang Hung, Kenneth*, Fan Chong Lai* and Yang Xiong Sheng*.*

* *Independent non-executive directors*



江蘇寧滬高速公路股份有限公司

JIANGSU EXPRESSWAY COMPANY LIMITED

(established in the PRC with limited liability)

(Code: 177)

Announcement of the Second Session of the Fifth Board of Directors Meeting

This announcement is made pursuant to rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Notice is hereby given that the second session of the fifth board of directors meeting of the Company (the "Meeting") was held on Wednesday, 12 July 2006 at the Conference Room, 11/F, No. 291 Zhongshan Road East, Nanjing, the PRC. There should be 11 directors present and 11 directors were present. Members of the Supervisory Committee and senior management attended the Meeting. The Meeting was chaired by Mr Shen Chang Quan, Chairman of the Company. The procedures for convening the Meeting were in compliance with the relevant provisions of the Company Law and the articles of association of the Company. The following were considered and approved at the Meeting:

1. Aiming to lower financing costs of the Company, optimize its debt structure and enhance the Company's image in the capital market, the board of directors of the Company approved the special revenue asset management scheme to be backed by the Shanghai-Nanjing Expressway toll asset to raise up to RMB4 billion with a scheme period of not exceeding five years. Resolution to approve the same be submitted for consideration at the extraordinary general meeting. The concrete plan and the time to convene the general meeting will be announced separately.

By Order of the board of directors
Yao Yong Jia
Secretary to the board of directors

Nanjing, the PRC, 12 July 2006

The directors of the Company as at the date of this announcement are Shen Chang Quan, Sun Hong Ning, Chen Xiang Hui, Zhang Wen Sheng, Xie Jia Quan, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung, Fang Hung, Kenneth*, Fan Chong Lai* and Yang Xiong Sheng*.*

** Independent non-executive directors*

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional advisers.

If you have sold all your shares in Jiangsu Expressway Company Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser.



江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

(Stock Code: 177)

Special Revenue Asset Management Scheme involving the issue of Asset-backed Notes

and

2006 First Extraordinary General Meeting

A notice convening the 2006 First Extraordinary General Meeting to be held at Jiangsu Communications Building, 69 Shigu Road, Nanjing, Jiangsu, the PRC on Monday, 4 September 2006 at 9:00 a.m. is set out on pages 6 to 7 of this circular. Whether or not you are able to attend the meeting, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon to the Company as soon as possible and, in any event, not less than 24 hours before the time appointed for the holding of the meeting. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting should you so wish, in which case you will be deemed to have withdrawn the proxy you have appointed.

19 July 2006

CONTENTS

In this circular, the following expressions shall have the following meanings, unless the context otherwise requires:

"Asset-backed Note(s)"	資產支持受益憑證, the asset-backed securities to be issued under the Special Revenue Asset Management Scheme;
"CITICS"	CITIC Securities Company Limited, acting as promoter for the establishment of the Special Revenue Asset Management Scheme, a corporation licensed by the CSRC to conduct asset management activities in the PRC;
"CSRC"	China Securities Regulatory Commission;
"Company"	Jiangsu Expressway Company Limited, a joint stock limited company established in the PRC with limited liability;
"H Shares"	overseas-listed foreign shares of RMB1.00 each, which are issued by the Company in Hong Kong, subscribed in Hong Kong dollars and listed on the Stock Exchange;
"H Shareholders"	holders of H Shares;
"Latest Practicable Date"	17 July 2006, being the latest practicable date prior to the printing of this circular for collecting certain information contained herein;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"PRC"	the People's Republic of China;
"RMB"	Renminbi, the lawful currency of the PRC;
"Qualified Investor(s)"	institutional investors who are registered holders of type "B" or "D" participant accounts with the Shanghai branch of 中國證券登記結算有限責任公司 (China Securities Depository and Clearing Corporation Limited);
"Special Revenue Asset Management Scheme"	專項收益資產管理計劃, the scheme under which the Company would issue Asset-backed Notes to Qualified Investors through CITICS;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited; and
"2006 First Extraordinary General Meeting"	the first extraordinary general meeting of the Company in 2006 to be held on 4 September 2006 to consider the Special Revenue Asset Management Scheme.



江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

(Stock Code: 177)

Directors:
Shen Chang Quan
Sun Hong Ning
Chen Xiang Hui
Zhang Wen Sheng
Xie Jia Quan
Fan Yu Shu
Cui Xiao Long
Chang Yung Tsung*
Fang Hung, Kenneth*
Fan Cong Lai*
Yang Xiong Sheng*

* *Independent non-executive directors*

Registered office:
Jiangsu Communications Building
69 Shigu Road
Nanjing
Jiangsu
the PRC

19 July 2006

Dear Sir or Madam,

Special Revenue Asset Management Scheme involving the issue of Asset-backed Notes

and

2006 First Extraordinary General Meeting

INTRODUCTION

The board of directors of the Company in its announcement dated 12 July 2006 announced that it has resolved to implement the Special Revenue Asset Management Scheme. The purpose of this circular is to provide further information on the Special Revenue Asset Management Scheme and the extraordinary general meeting to be held to approve the Special Revenue Asset Management Scheme.

Major terms of the Special Revenue Asset Management Scheme

Number of Asset-backed Notes to be issued:	not more than 40,000,000
Amount to be raised:	not more than RMB4,000,000,000
Face value of each Asset-backed Note:	RMB100.00
Underlying Assets:	the Company's revenue from tolls derived from the Jiangsu section of Shanghai-Nanjing Expressway which is equivalent to a pre-determined sum for payment of interests and repayment of principal of the Asset-backed Notes the amount of revenue which is required to be deposited will be determined by the Company and CITICS jointly having regards to the historic revenue of the Jiangsu section of Shanghai-Nanjing Expressway
Custodian Account:	the Underlying Assets will be deposited in designated account maintained with China Construction Bank which will be jointly managed by CITICS and China Construction Bank
Terms of maturity:	various maturities, with the longest one not more than 5 years from the date of establishment of the Special Revenue Asset Management Scheme
Rate of return:	various, depending on the maturity, to be jointly determined by the Company and the Promoter having regards to the prevailing interest rates at the time of issue
Payment of return:	payable annually
Repayment of principal:	at maturity
Promoter:	CITICS
Issue method:	to be issued by CITICS to Qualified Investors
Conditions:	(i) shareholders' approval at general meeting; (ii) approval by the CSRC; and (iii) the total funds raised reaching a designated level. The designated level would be jointly determined by the Company and CITICS having regards to the then market condition

Use of proceeds:	as working capital of the Company, with a view to improving the financing structure and to reduce the costs of financing of the Company
Expected time and scale of issue:	Asset-backed Notes will be issued in two tranches: a. first tranch — not more than RMB1.91 billion; and b. second tranch — not more than RMB2.09 billion. The actual timing for the issue of Asset-backed Notes is subject to the Company's overall financing arrangement and the regulatory requirements of the CSRC. It is expected that the first tranch will be issued towards September 2006
Trading of the Asset-backed Notes:	大宗交易系統 (the block trade system) of the Shanghai or Shenzhen Stock Exchange, subject to approvals of CSRC, the Shanghai Stock Exchange or Shenzhen Stock Exchange (as appropriate)

Reasons and benefits of the Special Revenue Asset Management Scheme

Having regard to the prevailing market condition as at the Latest Practicable Date, it is expected that the financing costs to be incurred by the Company in implementing the Special Revenue Asset Management Scheme will not exceed 4.5% of the issue price per year, which is lower than that for acquiring bank loans of the same terms of maturity by approximately 1.5%. The directors (including independent non-executive directors) of the Company are therefore of the view that the implementation of the Special Revenue Asset Management Scheme is in the interests of the Company and its shareholders as a whole.

2006 First Extraordinary General Meeting

The 2006 First Extraordinary General Meeting will be held at Jiangsu Communications Building, 69 Shigu Road, Nanjing, Jiangsu, the PRC on Monday, 4 September 2006 at 9:00 a.m. A notice of the 2006 First Extraordinary General Meeting is set out on pages 6 to 7 of this circular. Special resolution will be proposed for approving the Special Revenue Asset Management Scheme.

The board of directors of the Company considers that the resolution to be passed as special resolution at the 2006 First Extraordinary General Meeting is in the interests of the shareholders of the Company and recommends shareholders to approve the resolution.

The resolution will be passed by way of poll.

For H Shareholders, whether or not you are able to attend the meeting, you are requested to complete the accompanying proxy form in accordance with the instructions printed thereon and return the same to the Company not less than 24 hours before the time appointed for holding the meeting. Completion and return of the form of proxy will not preclude H Shareholders from attending and voting at the meeting or any adjournment thereof. Under these circumstances, the H Shareholders will be deemed as having withdrawn the appointment of the proxy.

By the order of the board of directors
Jiangsu Expressway Company Limited
Shen Chang Quan
Chairman



江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

(Stock Code: 177)

NOTICE OF 2006 FIRST EXTRAORINDARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the 2006 First Extraordinary General Meeting (the "**EGM**") of Jiangsu Expressway Company Limited (the "**Company**") will be held on Monday, 4 September 2006 at 9:00 a.m. at Jiangsu Communications Building, 69 Shigu Road, Nanjing, Jiangsu, the PRC for the purpose of considering, and if thought fit, passing the following special resolution:

Special Resolution

"THAT the Special Revenue Asset Management Scheme to be backed by the Shanghai-Nanjing Expressway toll revenue in a designated period in the future which is equivalent to a pre-determined sum, to raise up to RMB4,000,000,000 with a scheme period of not exceeding five years be approved AND THAT the board of Directors of the Company and the management of the Company be and are hereby authorized to determine matters in relation to the Special Revenue Asset Management Scheme having regards to the market conditions and the needs of the Company, including but not limited to, the final amount of the asset-backed notes issued, terms of maturity and interest rates, and to take all necessary actions for the purpose of executing the Special Revenue Asset Management Scheme."

By the order of the board of directors
Yao Yongjia
Secretary to the board of directors

Nanjing, the PRC, 19 July 2006

Notes:

(1) Persons who hold shares of the Company and whose names appear on the register of members as at 4 August 2006 shall be entitled to attend the EGM after completing and returning to the Company prior to 15 August 2006 the confirmation slip attached to the circular of the Company dated 19 July 2006 and to which this notice forms part. Further details are set out in the confirmation slip and explanation thereto.

(2) **Registration of transfers of H shares will be suspended by the Company from 4 August 2006 to 4 September 2006 (both days inclusive).** Holders of H shares who wish to be eligible to attend the EGM, must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited, the Registrar of H shares of the Company, at 17th Floor, Hopewell Centre, 183 Queen's Road East, no later than 4:00 p.m. on Thursday, 3 August 2006.

(3) A shareholder who has the right to attend and vote at the EGM is entitled to appoint a proxy (whether or not a member) to attend and vote on his behalf. A shareholder (or his proxy) is entitled to cast one vote for each share he holds or represents. Notwithstanding completion and delivery of the form of proxy, a shareholder may still attend and vote at the EGM. Nevertheless, the appointment of the proxy will be deemed to have been revoked by the shareholder.

(4) The instrument appointing a proxy must be in writing under the hand of the shareholder or his attorney duly authorised in writing. In the event that such instrument is signed by an attorney of the shareholder, an authorisation that authorised such signatory shall be notarized. To be valid, such notarized authorization together with the form of proxy must be delivered to the Secretary's Office not less than 24 hours before the time appointed for holding of the EGM. The form of proxy for use at the EGM will be despatched to shareholders.

(5) The EGM will last for half day. Shareholders attending the EGM will be responsible for their own accommodation and travelling expenses.

(6) Address: Secretary's Office, 27th Floor, Jiangsu Communications Building, 69 Shugu Road, Nanjing, the PRC.

Postal Code: 210004
Tel: 8625-84200999 (ext.4705, 4706, 4716)
Fax: 8625-84466643, 4207788

(7) All resolutions will be passed by way of poll.



江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

(Stock Code: 177)

Proxy form for holders of H Shares for use at the 2006 First Extraordinary General Meeting of 4 September 2006 and any adjournment thereof

I/We *(note 1)* ______________________________

of ______________________________ *(note 1)*

being the registered holder(s) of ______________ *(note 2)* H Shares in JIANGSU EXPRESSWAY COMPANY LIMITED (the "Company"), HEREBY APPOINT *(note 3)* the Chairman of the meeting or

failing him ______________________________

of ______________________________

as my/our proxy to attend and act for me/us at the 2006 First Extraordinary General Meeting of the Company to be held at Jiangsu Communications Building at 69 Shigu Road, Nanjing, the PRC at 9:00 a.m. on Monday, 4 September 2006 (and at any adjournment thereof) (the "EGM") and to exercise all rights conferred on proxies under law, regulation and the Articles of Association of the Company in respect of any other business to be considered in the EGM. I/We wish my/our proxy to vote as indicated below in respect of the resolution to be proposed at the EGM as hereunder indicated, or if no such indication is given, as my/our proxy thinks fit.

SPECIAL RESOLUTION	For *(note 4)*	Against *(note 4)*
THAT the Special Revenue Asset Management Scheme to be backed by the Shanghai-Nanjing Expressway toll revenue in a designated period in the future which is equivalent to a pre-determined sum, to raise up to RMB4,000,000,000 with a scheme period of not exceeding five years be approved AND THAT the board of Directors of the Company and the management of the Company be and are hereby authorized to determine matters in relation to the Special Revenue Asset Management Scheme having regards to the market conditions and the needs of the Company, including but not limited to, the final amount of the asset-backed notes issued, terms of maturity and interest rates, and to take all necessary actions for the purpose of executing the Special Revenue Asset Management Scheme.		

Date: ______________ 2006 Signature(s) *(note 5)*: ______________

Notes:

1. Please insert full name(s) and address(es) in BLOCK CAPITALS.
2. Please indicate clearly the number of H shares in the Company registered in your name(s) in respect of which the proxy is so appointed. If no such number is inserted, the proxy will be deemed to be appointed in respect of all the H Shares in the Company registered in your name(s).
3. A shareholder is entitled to appoint a proxy of his own choice. Where the proxy appointed is not the Chairman of the EGM, please cross out "the Chairman of the meeting", and fill in the name(s) and address(es) of the proxy in the space provided. Each shareholder is entitled to appoint one or more than one proxy to attend and vote at the EGM on his behalf. The proxy needs not be a member of the Company. The person who signs this proxy form shall initial against any alteration he makes.
4. Important: if you wish to vote for any resolution, tick in the box marked "For". If you wish to vote against any resolution, tick in the box marked "Against". Failure to tick any box will entitle your proxy to cast your vote at his discretion.
5. This form of proxy must be signed by you or your attorney duly authorised in writing (in this case, the power of attorney must be notarially certified) or, in the case of a corporation or institution, either under the common seal or under the hand of any director or attorney duly authorised in writing.
6. To be valid, this proxy form and, if such proxy form is signed by a person under a power of attorney or other authority on behalf of the appointor, a notarially certified copy of that power of attorney or other authority (if applicable), must be deposited at the Company not less than 24 hours before the time appointed for the holding of the EGM.



江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

(Stock Code: 177)

Confirmation Slip for H Shares Shareholders in respect of 2006 First Extraordinary General Meeting to be held on 4 September 2006

Pursuant to the Articles of Association, the Company Law of the People's Republic of China and the relevant regulations, all shareholders of Jiangsu Expressway Company Limited who wish to attend the general meeting to be held on 4 September 2006 must complete the following confirmation slip:

Name __________ Shareholding __________ Number of H Shares __________

I.D. (Passport) No./
Company No. __________ Telephone No. __________

Address __________

Date: __________ Signature of Shareholder: __________

Notes:

1. The date of registration of its shareholders is to fall on **4 August 2006**, and those shareholders registered on this day are entitled to fill in this slip and attend the meeting.
2. Please fill in this slip in BLOCK CAPITALS. This slip may be photocopied for use.
3. Please produce copies of identity cards (or passports) or certificate of incorporation.
4. Please produce documentary copies that can prove your shareholding.
5. This slip may be returned to the Company by bearer, mail or facsimile before **15 August 2006**.
6. (1) If it is returned by hand or by post, please send it to the following address:

   Secretariat Office of Board of Directors
   Jiangsu Expressway Company Limited
   27th Floor, Jiangsu Communications Building
   69 Shigu Road, Nanjing,
   People's Republic of China

   (2) If it is returned by fax, please send it to the following facsimile number: Fax: (86 25) 8446 6643 Attn: Secretariat Office of Board of Directors, Jiangsu Expressway Company Limited.



江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)
(Stock Code: 177)

NOTICE OF 2006 FIRST EXTRAORINDARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the 2006 First Extraordinary General Meeting (the "EGM") of Jiangsu Expressway Company Limited (the "**Company**") will be held on Monday, 4 September 2006 at 9:00 a.m. at Jiangsu Communications Building, 69 Shigu Road, Nanjing, Jiangsu, the PRC for the purpose of considering, and if thought fit, passing the following special resolution:

Special Resolution

"THAT the Special Revenue Asset Management Scheme to be backed by the Shanghai-Nanjing Expressway toll revenue in a designated period in the future which is equivalent to a pre-determined sum, to raise up to RMB4,000,000,000 with a scheme period of not exceeding five years be approved AND THAT the board of Directors of the Company and the management of the Company be and are hereby authorized to determine matters in relation to the Special Revenue Asset Management Scheme having regards to the market conditions and the needs of the Company, including but not limited to, the final amount of the asset-backed notes issued, terms of maturity and interest rates, and to take all necessary actions for the purpose of executing the Special Revenue Asset Management Scheme."

By the order of the board of directors
Yao Yongjia
Secretary to the board of directors

Nanjing, the PRC, 19 July 2006

Notes:

(1) Persons who hold shares of the Company and whose names appear on the register of members as at 4 August 2006 shall be entitled to attend the EGM after completing and returning to the Company prior to 15 August 2006 the confirmation slip attached to the circular of the Company dated 19 July 2006 and to which this notice forms part. Further details are set out in the confirmation slip and explanation thereto.

(2) **Registration of transfers of H shares will be suspended by the Company from 4 August 2006 to 4 September 2006 (both days inclusive).** Holders of H shares who wish to be eligible to attend the EGM, must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited, the Registrar of H shares of the Company, at 17th Floor, Hopewell Centre, 183 Queen's Road East, no later than 4:00 p.m. on Thursday, 3 August 2006.

(3) A shareholder who has the right to attend and vote at the EGM is entitled to appoint a proxy (whether or not a member) to attend and vote on his behalf. A shareholder (or his proxy) is entitled to cast one vote for each share he holds or represents. Notwithstanding completion and delivery of the form of proxy, a shareholder may still attend and vote at the EGM. Nevertheless, the appointment of the proxy will be deemed to have been revoked by the shareholder.

(4) The instrument appointing a proxy must be in writing under the hand of the shareholder or his attorney duly authorised in writing. In the event that such instrument is signed by an attorney of the shareholder, an authorisation that authorised such signatory shall be notarized. To be valid, such notarized authorization together with the form of proxy must be delivered to the Secretary's Office not less than 24 hours before the time appointed for holding of the EGM. The form of proxy for use at the EGM will be despatched to shareholders.

(5) The EGM will last for half day. Shareholders attending the EGM will be responsible for their own accommodation and travelling expenses.

(6) Address: Secretary's Office, 27th Floor, Jiangsu Communications Building, 69 Shugu Road, Nanjing, the PRC.

Postal Code: 210004
Tel: 8625-84200999 (ext.4705, 4706, 4716)
Fax: 8625-84466643, 4207788

(7) All resolutions will be passed by way of poll.

The directors of the Company as at the date of this announcement are Shen Chang Quan, Sun Hong Ning, Chen Xiang Hui, Zhang Wen Sheng, Xie Jia Quan, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung, Fang Hung, Kenneth*, Fan Chong Lai* and Yang Xiong Sheng*.*

** Independent non-executive directors*



江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(established in the PRC with limited liability)

(Code: 177)

Summary of 2006 Interim Results

Information sets out in paragraphs 1.3, 2.3, 2.4, 3.4, 5.1, 5.2, 5.3, 5.9, 6.7, 7.1 and 7.3 is made pursuant to rule 13.49(6) and paragraph 46 of Appendix 16 of the Hong Kong Listing Rules.

Other information is disclosed in this announcement pursuant to the requirements of the Shanghai Stock Exchange and paragraph 13.09 (2) of the Hong Kong Listing Rules.

1. IMPORTANT

1.1 The board of directors (the "Board") and the directors of Jiangsu Expressway Company Limited (the "Company") warrant that there are no false representations or misleading statements contained in, or material omissions from this report, and severally and jointly accept responsibility for the truthfulness, accuracy and completeness of the content of this report.

This summary is extracted from the interim report, the full text of which is posted on the following websites: www.sse.com.cn, www.hkex.com.hk and www.jsexpressway.com. Investors should read the full text of the interim report carefully for details.

1.2 Mr. Zhang Wen Sheng, director, did not attend the Board meeting. He had authorized Mr. Shen Chang Quan, Chairman, to vote on his behalf. Mr. Fan Chong Lai, independent director, did not attend the Board meeting. He had authorized Mr. Yang Xiong Sheng, independent director, to vote on his behalf.

1.3 The financial statements in this interim report are unaudited operating results prepared in accordance with PRC Accounting Standards for Business Enterprises ("PRC Accounting Standards") and accounting principles generally accepted in Hong Kong ("HKGAAP") and have been reviewed by the audit committee of the Company.

1.4 Mr. Shen Chang Quan, Chairman of the Company, Mr. Xie Jia Quan, General Manager, and Ms. Liu Wei, Financial Controller, warrant the truthfulness and completeness of the financial statements in the interim report.

2. BASIC INFORMATION OF THE LISTED COMPANY

2.1 Overview

Abbreviation of Stock Name	G寧滬 (A Shares)	Jiangsu Expressway (H Shares)	JEXWW(ADR)
Stock Code	600377	0177	477373104
Stock Exchanges where the Company's shares are listed	Shanghai Stock Exchange	The Stock Exchange of Hong Kong Limited	United States
	Secretary to the Board	Representatives of the Securities Offices	
Name	Yao Yong Jia	Jiang Tao and Lou Qing	
Correspondence Address	Jiangsu Communications Buildings, 69 Shigu Road, Nanjing		
Telephone Number	8625-84469332	8625-84200999-4706, 4716	
Fax Number	8625-84466643		
E-mail Address	nhgs@jsexpressway.com		

2.2 Major financial data and indices (prepared in accordance with PRC Accounting Standards)

2.2.1 *Major accounting data and financial indices*

Unit: RMB'000

Item	As at 30 June 2006	As at 31 December 2005	Change (%)
Current assets	1,206,892	1,137,022	6.14%
Current liabilities	7,305,942	7,233,689	1.00%
Total assets	27,017,337	27,223,147	-0.76%
Shareholders' equity (excluding minority interests)	14,451,052	14,632,560	-1.24%
Net assets per share (RMB)	2.87	2.90	-1.24%
Adjusted net assets per share (RMB)	2.87	2.90	-1.24%
	Six months ended 30 June 2006	**Six months ended 30 June 2005**	**Change (%)**
Net profit	548,966	331,960	65.37%
Net profit after non-recurring profit/loss	549,976	340,451	61.54%
Earnings per share (RMB)	0.11	0.07	65.37%
Return on net assets (%)	3.80%	2.27%	67.40%
Net cash flow from operating activities	1,166,589	619,970	88.17%

2.2.2 *Non-recurring profit/loss*

☑ Applicable ☐ Not applicable

Unit: RMB'000

Item	Six months ended 30 June 2006
Profit from disposal of fixed assets	174
Loss from disposal of long-term equity investment	-714
Government grants	1,810
Gain from short-term investments	865
Other non-operating income and expenses, net	-3,728
Effects of income tax	583
Total	-1,010

2.3 **Financial statements prepared in accordance with HKGAAP**

1. CONDENSED CONSOLIDATED INCOME STATEMENT FOR THE SIX MONTHS ENDED 30 JUNE 2006

	Six months ended	
	30.6.2006	**30.6.2005**
	RMB'000	*RMB'000*
	(Unaudited)	*(Unaudited)*
Revenue	1,758,535	954,864
Cost of sales and other direct operating costs	(725,070)	(390,031)
Gross profit	1,033,465	564,833
Other income	17,829	5,367
Administrative expenses	(58,575)	(65,285)
Finance costs	(206,775)	(56,427)
Share of results of associates	63,108	68,022
Loss on disposal of an associate	(714)	—
Profit before taxation	848,338	516,510
Taxation	(260,145)	(145,117)
Profit for the period	588,193	371,393
Attributable to:		
Equity holders of the Company	570,167	354,109
Minority interests	18,026	17,284
	588,193	371,393
Dividend	730,473	730,473
Earnings per share - Basic	RMB0.11	RMB0.07

CONDENSED CONSOLIDATED BALANCE SHEETS AS AT 30 JUNE 2006

	30.6.2006 *RMB'000* *(Unaudited)*	31.12.2005 *RMB'000*
Non-current assets		
Property, plant and equipment	1,712,989	2,565,049
Toll roads infrastructures	19,842,972	19,160,095
Prepaid lease payments	1,250,842	1,283,193
Interests in associates	1,527,224	1,576,787
Available for sale investments	5,500	3,000
Deferred tax assets	7,983	7,983
	24,347,510	24,596,107
Current assets		
Inventories	12,757	9,100
Prepayments and other receivables	147,287	54,435
Prepaid lease payments	64,703	64,703
Bank balances and cash	1,041,539	1,074,058
	1,266,286	1,202,296
Current liabilities		
Other payables	179,157	143,291
Construction costs payable	1,926,632	2,670,834
Tax liabilities	140,665	26,688
Dividend payable	34,152	24,206
Long-term borrowings - due within one year	5,330	6,643
Short-term borrowings	5,020,006	4,362,026
	7,305,942	7,233,688
Net current liabilities	(6,039,656)	(6,031,392)
Total assets less current liabilities	18,307,854	18,564,715
Non-current liabilities		
Long-term borrowings - due after one year	4,837,990	4,939,990
Net assets	13,469,864	13,624,725
Capital and reserves		
Share capital	5,037,748	5,037,748
Reserves	8,009,763	8,170,069
Equity attributable to equity holders of the Company	13,047,511	13,207,817
Minority interests	422,353	416,908
Total equity	13,469,864	13,624,725

2. REVENUE

	Six months ended	
	30.6.2006	**30.6.2005**
	RMB'000	*RMB'000*
	(Unaudited)	*(Unaudited)*
Turnover comprises:		
Toll revenue	1,518,418	871,564
Sales of petrol	196,194	63,738
Sales of food and beverages	40,960	17,250
Emergency assistance income	2,963	2,312
	1,758,535	954,864

3. FINANCE COSTS

	Six months ended	
	30.6.2006	**30.6.2005**
	RMB'000	*RMB'000*
	(Unaudited)	*(Unaudited)*
Interest on bank and other borrowings wholly repayable:		
Within five years	132,351	109,511
Over five years	74,424	58,709
Total borrowing costs	206,775	168,220
Less: Amount capitalised	—	(111,793)
	206,775	56,427

4. PROFIT BEFORE TAXATION

	Six months ended	
	30.6.2006	**30.6.2005**
	RMB'000	*RMB'000*
	(Unaudited)	*(Unaudited)*
Profit before taxation has been arrived at after charging:		
Staff costs including directors' remuneration	54,634	51,551
Retirement benefits scheme contributions	9,388	8,431
Total staff costs	64,022	59,982
Cost of inventories recognised as expense	233,282	93,769
Depreciation of property, plant and equipment and toll roads infrastructures	348,695	221,341
Loss on derecognition of property, plant and equipment and toll roads infrastructures	—	4,996
Operating lease rental in respect of land use rights (included in cost of sales and other direct operating costs)	32,351	32,351
Share of tax of associates (included in share of results of associates)	31,255	27,665
and after crediting:		
Government subsidies received (note)	1,810	—
Interest income from bank deposits	4,066	2,731
Profit on derecognition of property, plant and equipment and toll roads and infrastructures	174	—

Note: Government grants of RMB1,810,000 have been received in the current period as an incentive payment to the Company's subsidiary, Jiangsu Sundian Engineering Co., Ltd. The incentive payment was unconditional and has been included in other income for the period.

5. TAXATION

	Six months ended	
	30.6.2006	**30.6.2005**
	RMB'000	*RMB'000*
	(Unaudited)	*(Unaudited)*
The charge comprises:		
Taxation attributable to the Company and its subsidiaries	260,145	145,117

The Company and its subsidiaries are subject to PRC income tax rate of 33% (Six months ended 30 June 2005: 33%) pursuant to the relevant PRC income tax laws.

No provision for Hong Kong Profits Tax has been made as the income neither arises, nor is derived from, Hong Kong.

6. DIVIDEND

During the period, the final dividend for 2005 of RMB0.145 (Six months ended 30 June 2005: 2004 final dividend of RMB0.145) per share had been approved by the shareholders in the general meeting.

The directors do not recommend the payment of an interim dividend (Six months ended 30 June 2005: Nil).

7. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the unaudited profit attributable to equity holders of the Company for the six months ended 30 June 2006 of RMB570,167,000 (Six months ended 30 June 2005: RMB 354,109,000) and 5,037,747,500 (Six months ended 30 June 2005: 5,037,747,500) ordinary shares in issue during the period.

No diluted earnings per share is presented as the Company has no potential ordinary shares outstanding for each of the six months ended 30 June 2006 and 30 June 2005.

2.4 Differences between the PRC Accounting Standards and HKGAAP

☑ Applicable ☐ Not applicable

Unit: RMB'000

Item	Net Profit		Shareholders' Equity	
	Six months ended 30 June 2006	Six months ended 30 June 2005	As at 30 June 2006	As at 30 June 2005
Under PRC Accounting Standards	548,966	331,960	14,451,053	14,632,560
HKGAAP adjustments				
Valuation, depreciation and amortization of property, plant and equipment	15,203	16,151	(1,432,375)	(1,447,578)
Deferred taxation	—	—	7,983	7,983
Amortization of negative goodwill	(260)	(260)	2,076	2,336
Non-amortization of goodwill	6,258	6,258	18,774	12,516
Under HKGAAP	570,167	354,109	13,047,511	13,207,817

3. CHANGES IN SHARE CAPITAL AND SHAREHOLDERS

3.1 Changes in share capital

☑ Applicable ☐ Not applicable

During the reporting period, the Company has completed the Share Segregation Reform. There has been no change to the total number of shares under the reform. The changes in the share capital structure are set out below:

	Prior to current movement		Current movement (+,-)	After current movement	
	Number of shares	%	Shares given away	Number of shares	%
I. Shares subject to selling restrictions					
1. State-owned shares	2,778,663,600	55.16%	-39,366,894	2,739,296,706	54.37%
2. State-owned legal person shares	600,471,000	11.92%	-8,505,065	591,965,935	11.75%
3. Other domestic shares	286,612,900	5.69%	-128,041	286,484,859	5.69%
Including: Domestic legal person shares	286,612,900	5.69%	-128,041	286,484,859	5.69%
Domestic natural person shares	—	—	—	—	—
4. Foreign shares	—	—	—	—	—
Including: Foreign legal person shares	—	—	—	—	—
Foreign natural person shares	—	—	—	—	—
Total shares subject to selling restrictions	3,665,747,500	72.77%	-48,000,000	3,617,747,500	71.81%
II. Circulating shares not subject to selling restrictions					
1. RMB-denominated ordinary shares	150,000,000	2.97%	+48,000,000	198,000,000	3.93
2. Domestic listed foreign shares	—	—	—	—	—
3. Foreign listed foreign shares	1,222,000,000	24.26%	—	1,222,000,000	24.26%
4. Others	—	—	—	—	—
Total circulating shares not subject to selling restrictions	1,372,000,000	27.23%	+48,000,000	1,420,000,000	28.19%
III. Shares in total	5,037,747,500	100%	0	5,037,747,500	100%

3.2 Number of shareholders and their shareholdings

Total number of shareholders at the end of the reporting period					42,443
Shareholdings of the top ten shareholders of the Company					*Unit: shares*
Name of shareholder	**Type of shareholder**	**Shareholding proportion in the total share capital (%)**	**Number of shares held**	**Number of shares held subject to selling restrictions**	**Number of shares pledged or subject to moratorium**
Jiangsu Communication Holdings Company Ltd.	State-owned shareholder	54.44	2,742,333,070	2,742,333,070	unknown
Huajian Transportation Economic Development Centre	State-owned shareholder	11.69	589,006,291	589,006,291	unknown
Genesis Fund Managers, LLP	Foreign shareholder	3.78	190,666,372	0	unknown
J.P.Morgan Chase & Co.	Foreign shareholder	1.92	96,726,200	0	unknown
HSBC Halbis Partners (Hong Kong) Limited	Foreign shareholder	1.69	85,142,000	0	unknown
Sumitomo Mitsui Asset Management Limited	Foreign shareholder	1.46	73,680,000	0	unknown
UBS AG	Foreign shareholder	1.34	67,346,000	0	unknown
Galaxy Securities Co., Ltd.	Others	0.45	22,706,068	0	unknown
Huaxia Securities Co., Ltd.	Others	0.42	21,160,000	21,160,000	unknown
Shenyin Wanguo Securities Co., Ltd. (申銀萬國證券股份有限公司)	Others	0.29	14,450,000	14,450,000	unknown

Shareholdings of the Top Ten Shareholders not Subject to Selling Restrictions:		
Name of shareholder	**Number of shares held not subject to selling restrictions**	**Category of the shares held**
Genesis Fund Managers, LLP	190,666,372	Overseas listed foreign shares
J.P.Morgan Chase & Co.	96,726,200	Overseas listed foreign shares
HSBC Halbis Partners (Hong Kong) Limited	85,142,000	Overseas listed foreign shares
Sumitomo Mitsui Asset Management Limited	73,680,000	Overseas listed foreign shares
UBS AG	67,346,000	Overseas listed foreign shares
Galaxy Securities Co., Ltd.	22,706,068	RMB-denominated ordinary shares
Winner Glory Development Ltd	12,000,000	Overseas listed foreign shares
Bank of China — Haifutong Income Growth Securities Investment Fund (中國銀行- 海富通收益增長證券投資基金)	2,723,380	RMB-denominated ordinary shares
Xinhe Securities Investment Fund (興和證券投資基金)	1,830,453	RMB-denominated ordinary shares
Cao Duo Zhu (曹多祝)	1,378,900	RMB-denominated ordinary shares
Description of any connected relationship or concerted party relationship among the above shareholders	The Company is not aware of whether or not there are connected relationships or concerted party relationships between the above shareholders	

3.3 Change of the Controlling Shareholder and the de facto Controller of the Company

☑ Applicable ☐ Not applicable

Name of the new controlling shareholder	Jiangsu Communications Holdings Company Ltd.
Name of the new de facto controller	Jiangsu Communications Holdings Company Ltd.
Date of the change of the controlling shareholder	16 May 2006
Designated newspapers for announcing the relevant information in respect of the change of controlling shareholder	Shanghai Securities News, China Securities Journal, South China Morning Post and Hong Kong Economic Times

Date of announcing the relevant information in respect of the change of controlling shareholder	11 May 2006
Description of the change of the controlling shareholder and the de facto controller	
Upon completion of the Company's Share Segregation Reform, the number of the Company's shares held by Jiangsu Communications Holdings Company Ltd. ("Communications Holdings") has changed. Pursuant to the Company's Share Segregation Reform, Communications Holdings has allocated 39,410,530 consideration shares to circulating A shareholders. As such, its holding in the Company's shares decreased from 2,781,743,600 shares to 2,742,333,070 shares; and the percentage of its shareholding in the Company's total shares has decreased from approximately 55.22% to approximately 54.44%.	

3.4 **Purchase, Sale and Redemption of Listed Securities**

There was no purchase, sale or redemption by the Company or any of its subsidiaries of the Company's shares during the reporting period.

4. **Directors, Supervisors and Senior Management**

4.1 **Changes in the shareholding interests of directors, supervisors and senior management**

☐ Applicable ☑ Not applicable

5. MANAGEMENT DISCUSSION AND ANALYSIS

5.1 **Analysis of major roads and bridges**

During the reporting period, the Group realized an operating revenue of approximately RMB1,829,589,000, representing an increase of approximately 79.31% over the corresponding period of the previous year. According to the PRC Accounting Standards, profit after taxation of the Group for the reporting period amounted to approximately RMB548,966,000 and earnings per share was approximately RMB0.11, representing an increase of approximately 65.37% over the corresponding period of the previous year. According to the HKGAAP, profit after taxation of the Group amounted to approximately RMB570,167,000 and earnings per share was approximately RMB0.11, an increase of approximately 61.01% over the corresponding period of the previous year.

As from 1 January 2006, with the full operation of the 8-lane main road of the Group's core asset - Shanghai-Nanjing Expressway — which was also opened to trucks for the whole expressway, the adverse impact brought to the Group during expansion has basically vanished. During the reporting period, the toll revenues from all the roads and bridges recorded a satisfactory recovering growth. A toll revenue of approximately RMB1,573,215,000 was realized, representing an increase of approximately 71.23% over the corresponding period of 2005 and accounting for approximately 85.99% of the total operating revenue.

Comparison between average daily traffic volumes and toll revenues:

Road/Bridge	Average daily traffic volume (vehicle/day)			Average daily toll revenue (RMB '000/day)		
	Reporting period	The corresponding period of the previous year	Change %	Reporting period	The corresponding period of the previous year	Change %
Shanghai-Nanjing Expressway	37,215	20,882	78.22	6,289.6	2,826.6	122.52
Shanghai-Nanjing Section of G312	33,591	40,048	-16.12	599.5	742.6	-19.27
Nanjing Section of Nanjing-Lianyungang Highway	14,249	11,963	19.11	279.1	215.8	29.36
Guangjing Expressway	35,648	32,866	8.46	633.0	630.3	0.43
Xicheng Expressway	30,662	24,343	25.96	890.5	660.8	34.76
Jiangyin Yangtze Bridge	37,229	33,946	9.67	2,130.4	2,032.8	4.80
Sujiahang Expressway	17,791	16,229	9.62	1,427.7	1,499.7	-4.80

— **Shanghai-Nanjing Expressway**

After Shanghai-Nanjing Expressway has opened to trucks, the traffic volume saw a satisfactory recovery. From January to June 2006, the average daily traffic for the whole expressway was 37,215 vehicles, up by approximately 78.22% as compared to the corresponding period of 2005 and an increase of approximately 6.06% compared to the corresponding period of 2004 before the implementation of truck diversion. Of the average daily traffic flow, the number of passenger vehicles was 27,708, up by approximately 16.52% as compared to the corresponding period of 2004; the number of trucks was 9,507, down by approximately 15.93% as compared to the corresponding period of 2004. Trucks accounted for an average of approximately 25.41% of the total traffic volume, which was still low compared with the level of 32.18% over the corresponding period of 2004. However, there was a month-after-month growth momentum since the resumption of truck traffic at the beginning of the year. Average daily truck traffic increased from 7,872 vehicles in the first quarter to 11,522 vehicles in June, with the proportion of truck traffic rising from 22.03% in the first quarter to 30.67% in June.

From January to June, the total toll revenue realized for Shanghai-Nanjing Expressway was approximately RMB1,138,422,000, accounting for approximately 62.22% of the total revenue of the Group, an increase of 12.08 percentage points as compared to 2005. Of the total toll revenue of Shanghai-Nanjing Expressway, revenue from passenger vehicles accounted for approximately 59.12% while revenue from trucks accounted for approximately 40.88%. Average daily toll revenue was approximately RMB6,289,600, representing a significant surge of approximately 122.52% as compared to the corresponding period of 2005, but still down by approximately 9.08% as compared to the corresponding period of 2004. This is mainly attributable to the fact that truck traffic has not yet returned to the level prior to the diversion and that there recorded a higher proportion of small vehicles, resulting in a decrease in revenue per vehicle.

As at 30 June 2006, funds of approximately RMB9,218,000,000 in aggregate had been contributed to the expansion project of Shanghai-Nanjing Expressway, while the balance would be settled in full upon completion of the final construction audit of the project.

— **Shanghai-Nanjing Section of G312**

After Shanghai-Nanjing Expressway was opened to trucks, some of the trucks which had been diverted to G312 during the expansion period gradually re-departed, resulting in a decline in both traffic volume and toll revenue for G312. From January to June 2006, the average daily tolled traffic on the Shanghai-Nanjing Section of G312 was 33,591 vehicles, while the average daily toll revenue was approximately RMB599,500, representing decreases of approximately 16.12% and 19.27%, respectively, as compared to the corresponding period of the previous year and basically at the same levels as those before the traffic diversion from Shanghai-Nanjing Expressway in 2004.

— **Nanjing Section of Nanjing-Lianyungang Highway**

During the reporting period, the local governments had set up check points along the local roads parallel to the Nanjing Section of Nanjing-Lianyungang Highway, which led to a significant surge in traffic volume, in particular truck traffic, on the Nanjing Section of Nanjing-Lianyungang Highway. The average daily tolled traffic recorded 14,249 vehicles, up by approximately 19.11% as compared to the corresponding period of 2005 while the average daily toll revenue amounted to approximately RMB279,100, up by approximately 29.36% as compared to the corresponding period of 2005.

— **Other Road and Bridge Assets**

All the other road and bridge assets including Guangjing Expressway, Xicheng Expressway, Sujianghang Expressway and Jiangyin Yangtze Bridge, which the Company owns or in which it has an equity investment, saw a satisfactory growth momentum stimulated by the commencement of operation of the 8-lane Shanghai-Nanjing Expressway. Xicheng Expressway, which had been most affected by the expansion project, enjoyed a remarkable recovery, recording a rise of approximately 25.96% in the average daily traffic volume and a rise of approximately 34.76% in the average daily toll

revenue, respectively, between January and June 2006. Guangjing Expressway, Jiangyin Yangtze Bridge and Sujiahang Expressway continued to maintain a stable growth trend. However, being affected by the proportionate increase in passenger vehicles and small trucks, the growth rate in toll revenue was lower than that in traffic volume.

5.2 Analysis of principal business operations by business types or products

Unit: RMB'000

Item	Operating Revenue	Increase/ decrease over corresponding period of previous year (%)	Operating costs	Increase/ decrease over corresponding period of previous year (%)	Gross Profit Margin (%)	Increase/ decrease over corresponding period of previous year
Jiangsu Section of Shanghai-Nanjing Expressway	1,138,422	122.52%	248,327	68.95%	78.19%	Increase 6.92 percentage points
Shanghai-Nanjing Section of G312	108,512	-19.27%	104,532	49.17%	3.67%	Decrease 44.2 percentage points
Nanjing Section of Nanjing-Lianyungang Highway	50,522	29.36%	19,189	14.64%	62.02%	Increase 4.88 percentage points
Guangjing Xicheng Expressway	275,759	18.00%	91,720	88.72%	66.74%	Decrease 12.46 percentage points
Ancillary services	241,664	184.40%	244,263	166.83%	-1.08%	Increase 6.65 percentage points
Revenue from other operations	14,710	-11.35%	9,587	-49.22%	34.82%	Increase 48.6 percentage points
Total	1,829,589	79.31%	717,618	82.68%	60.78%	Decrease 0.72 percentage point

Reasons for the changes in revenues from operations compared to the corresponding period of the previous year:

— During the reporting period, Shanghai-Nanjing Expressway was opened to all vehicles while normal operation of all the ancillary services provided by the service areas along the expressway was gradually resumed, resulting in a significant surge of operating revenues from these two segments as compared to the corresponding period of the previous year.

— After Shanghai-Nanjing Expressway was opened to trucks, some of the trucks which had been diverted to the G312 during the expansion period gradually re-departed from G312, resulting in a decrease in the operating revenue of the road.

Reasons for the changes in operating costs compared to the corresponding period of the previous year:

— During the reporting period, the increase in operating costs of Shanghai-Nanjing Expressway was mainly attributable to the increase in the depreciation charge of fixed assets. From January to June 2006, depreciation in road and auxiliary facilities at Shanghai-Nanjing Expressway increased by approximately RMB86,332,000 over the corresponding period of the previous year, accounting for approximately 85.19% of the total increase in operating costs.

— Following the increase in the amount of accrued depreciation, the depreciation charge for fixed assets for the Shanghai-Nanjing Section of G312 also increased during the first half of 2006, resulting in a rise of operating costs. Concurrently, the gross profit margin decreased significantly as compared to the corresponding period of the previous year as a result of the decrease in operating income.

— During the reporting period, the reinforcement and overhaul of Guangjing Xicheng Expressway led to an increase of RMB38,411,000 in road maintenance and repair costs over the corresponding period of the previous year, accounting for approximately 89.08% of the total increase in operating costs. Consequently, the operating costs surged significantly as compared to the corresponding period of the previous year and the gross profit margin dropped.

— The increase in operating costs of ancillary services is basically consistent with the rise in revenue.

— During the reporting period, the decrease in operating costs from other operations was mainly attributable to the decrease in income from the road and bridge repair and maintenance business of the Company's subsidiary, Jiangsu Sundian Engineering Co. Ltd. ("Jiangsu Sundian"), resulting in a commensurate decrease in operating costs and an increase in profit margin. From January to June 2006, the operating costs of the maintenance and repair business of Jiangsu Sundian decreased by approximately RMB7,027,000 as compared to the corresponding period of the previous year, accounting for approximately 75.62% of the total decrease in operating costs from other operations.

5.3 **Geographical analysis of principal business**

Unit: RMB'000

District	Income from principal business	Year-on-year change in income from principal operations (%)
Toll roads in Jiangsu Province	1,573,215	71.23

5.4 **Other operations which have material effect on net profit**

☐ Applicable ☑ Not applicable

5.5 **Results of investee companies (applicable to any gain in investment of more than 10% of the Group's net profit)**

☐ Applicable ☑ Not applicable

5.6 **Reasons for material changes in principal business operations and their composition compared to the previous year**

☐ Applicable ☑ Not applicable

5.7 **Reasons for material changes in profitability (gross profit margin) of principal business operations compared to the previous year**

☐ Applicable ☑ Not applicable

5.8 **Analysis of reasons for material changes in the composition of profits compared to the previous year**

☐ Applicable ☑ Not applicable

5.9 **Major operating results and financial analysis (prepared in accordance with HKGAAP)**

1. *Operating Results*

Item	**Six months ended 30 June 2006** *RMB'000*	**Six months ended 30 June 2005** *RMB'000*	**Change** (%)
Revenue	1,758,535	954,864	84.17%
Other income	17,829	5,367	232.20%
Share of results of associates	63,108	68,022	-7.22%
Finance costs	206,775	56,427	266.45%
Taxation	260,145	145,117	79.27%
Profit attributable to minority shareholders	18,026	17,284	4.29%
Profit attributable to equity holders of the Company	570,167	354,109	61.01%
Earnings per share (RMB)	0.11	0.07	61.01%

— During the reporting period, the operating activities of the Group's various businesses were gradually back to normal. As a result, indicators of operating results including revenue from principal operations, profit from principal operations, operating profit and total profit improved significantly as compared to the corresponding period of the previous year.

— During the reporting period, the increase in finance costs was mainly attributable to the increase in the size of interest-bearing liabilities and the release of capitalized interests of borrowings for the expansion project. As at 30 June 2006, the total borrowings of the Group amounted to approximately RMB9,863,326,000, of which short-term borrowings amounted to RMB1,050,000,000, short-term commercial papers amounted to approximately RMB3,970,006,000 and mid-to-long-term borrowings amounted to approximately RMB4,843,320,000.

2. *Capital Structure*

Item	As at 30 June 2006		As at 31 December 2005	
	RMB'000	%	*RMB'000*	%
Current liabilities	7,305,942	28.52%	7,233,688	28.04%
Long-term liabilities	4,837,990	18.89%	4,939,990	19.15%
Liabilities at fixed interest rates	9,863,326	38.51%	9,308,659	36.08%
Liabilities at floating interest rates	—	—	—	—
Interest-free liabilities	2,280,606	8.90%	2,865,019	11.11%
Shareholders' equity	13,047,511	50.94%	13,207,817	51.19%
Minority interests	422,353	1.65%	416,908	1.62%
Total assets	25,613,796	100.00%	25,798,403	100.00%
Gearing ratio*	—	38.51%	—	36.08%

* Basis of the gearing ratio: Liabilities at fixed interest rate / total assets

As at 30 June 2006, the capital structure of the Company was relatively stable as compared to 31 December 2005, without any substantial adjustments or changes.

3. *Capital Expenditure*

During the first half of 2006, the Group's planned capital expenditure amounted to approximately RMB926,281,000. The main composition of capital expenditure is as follows:

Capital Expenditure	*RMB'000*
Expansion of Shanghai-Nanjing Expressway	887,048
Others	39,233
Total	926,281

Major source of funds: During the reporting period, the accumulation of the Company's funds had become strong at a fast speed following the normal operation of Shanghai-Nanjing Expressway upon completion of its expansion. As such, the capital expenditure mainly came from the accumulation of its internal source of funds. As at 30 June 2006, the net cash flow from the Company's operating activities aggregated to approximately RMB1,166,589,000. As such, the management is not aware of any risks arising from the management of cash and liabilities.

4. *Taxation Policy*

Enterprise income tax was paid in full by the Company at a statutory tax rate of 33%. During the first half of 2006, the income tax expenses aggregated approximately RMB260,145,000. Business tax for toll revenues from expressways was charged at 3%.

5. *Trust Deposits*

During the reporting period, the Company did not have any trust deposits with any financial institutions in China nor any term deposits which were irrecoverable upon their maturity.

6. *Trust Loans*

During the reporting period, the Company secured a loan of RMB200,000,000 from its subsidiary Jiangsu Guangjing Xicheng Expressway Co., Ltd. ("Guangjing Xicheng") by way of a trust loan for a term from 16 January 2006 to 15 July 2006 at a monthly interest rate of 3.915‰. As at the date of this announcement, the principal amount and interests of the loan have been repaid in full.

7. *Foreign Exchange Risks*

The Group operates its businesses principally in China. No major foreign exchange risks are involved as revenues from operations and capital expenditures of the Company are settled in Renminbi, except dividend payout for H shares. A loan of US$9,800,000 was secured from the Spanish Government in 1998. As at 30 June 2006, the balance of the loan was equivalent to RMB43,320,000. Although the Company has not made any foreign exchange hedging for that loan, fluctuations in the exchange rates do not have any material impact on the Company's results.

8. *Contingent Liabilities*

As at 30 June 2006, the Company did not have any contingent liabilities.

5.10 Application of the use of proceeds

☐ Applicable ☑ Not applicable

5.11 Modification plan for the business development plan of the Board for the second half of the year

☐ Applicable ☑ Not applicable

5.12 Warning and explanation on the forecast that the accrued net profit from the beginning of the year to the next reporting period may be recorded as losses or that a significant change may occur thereon as compared to the corresponding period of the previous year

☐ Applicable ☑ Not applicable

5.13 Management's explanation on the "disclaimer of opinion" in the Auditors' Report for the reporting period

☐ Applicable ☑ Not applicable

5.14 Management's explanation on the changes on, and the handling of, the matters related to the "disclaimer of opinion" in the Auditors' Report for the previous year

☐ Applicable ☑ Not applicable

6. SIGNIFICANT MATTERS

6.1 Acquisition, disposal and restructuring of assets

6.1.1 *Acquisition or addition of assets*

☐ Applicable ☑ Not applicable

6.1.2 *Sale or disposal of assets*

☑ Applicable ☐ Not applicable

On 30 May 2006, the Company entered into an equity transfer agreement ("Equity Transfer Agreement") with Jiangsu Expressway Information Engineering Co., Ltd. ("Information Engineering Co.") in respect of the disposal of approximately 35.71% of the equity interests in China HEAD Transportation HEAD New Technology (Shanghai) Co., Ltd. ("China HEAD"). Both parties completed the equity transfer procedures on 14 June 2006.

In June 2002, the Company invested RMB7,500,000 in China HEAD holding approximately 35.71% of its equity interests. Pursuant to the approved valuation results, the market value of China HEAD as at the valuation date of 31 May 2005 amounted to approximately RMB14,030,000. The interests of the Company in China HEAD amounted to approximately RMB5,010,400. Since November 2005, the Company has posted the transfer of interests in China HEAD openly on the Jiangsu Assets and Equity Exchange for three times. The final listed transfer price was RMB4,058,400. Information Engineering Co. was the only party applying to be a transferee, and the Jiangsu Assets and Equity Exchange had affirmed that it possessed the qualification of being a transferee.

Pursuant to the Equity Transfer Agreement, the net profit/loss generated during the period between the valuation date and the completion of the transfer registration at the State Administration of Industry and Commerce would be borne by the Company. As such, both parties have jointly appointed an auditing firm to audit the finance of China HEAD for the aforesaid period. For the period between 1 June 2005 and 31 May 2006, China HEAD recorded a net profit of RMB64,600. In accordance with the proportionate equity interest of the Company, Information Engineering Co., would pay the Company RMB23,100.

6.2 Guarantee

☐ Applicable ☑ Not applicable

6.3 Major connected transactions

6.3.1. *Connected transactions related to day-to-day operations*

☑ Applicable ☐ Not applicable

1. **Road Maintenance Service Contracts with Jiangsu Sundian**

On 7 April 2006, Guangjing Xicheng, the Company's subsidiary, entered into maintenance service contracts with Jiangsu Sundian in respect of the repair and maintenance services of Guangjing Expressway and Xicheng Expressway, for a term commencing from 1 May 2006 and ending on 31 December 2006. The estimated maximum contractual maintenance service fees were to be no more than RMB30 million.

2. **Business Leasing of Connected Party**

During the reporting period, Guangjing Xicheng, the Company's subsidiary, leased the operation of its petroleum products sales business at the petrol station in the Yanqiao Service Area to Jiangsu Expressway Petroleum Development Co., Ltd. (江蘇高速公路石油發展有限公司) ("Jiangsu Petroleum Company") (江蘇高速石油公司) for a period of three years. Jiangsu Petroleum Company, in which Communications Holdings as the Company's controlling shareholder has 51.17% of its equity interests, is a subsidiary of Communications Holdings and is also an associate of the Company, thereby the transaction constituted a continuing connected transaction. Under the agreement entered into by both parties, the leasing fee will be calculated based on the sales volume of the petroleum products at RMB100 per ton of sales, with the minimum leasing fee paid to Guangjing Xicheng by Jiangsu Petroluem Company amounted to RMB500,000 per annum. The lease period is from 1 January 2006 to 31 December 2008. The transaction constituted a continuing connected transaction which is exempted from reporting, disclosure and shareholders approval requirement under listing rules of the Shanghai Stock Exchange and Rule 14A.33(3) of the Hong Kong Listing Rules.

6.3.2. *Connected debts and liabilities*

☑ Applicable ☐ Not applicable

Connected party	Capital provided to connected party		Capital provided by connected party to listed company	
	Amount	Remaining amount	Amount	Remaining amount
Jiangsu Guangjing Xicheng Expressway Co., Ltd.	0	0	200,000	0

6.4 Material litigation or arbitration

☐ Applicable ☑ Not applicable

6.5 Analysis and description of other significant matters, their impact and solutions

☐ Applicable ☑ Not applicable

6.6 Special undertakings made by the original non-circulating shareholders during the process of the Share Segregation Reform and their performance:

☑ Applicable ☐ Not applicable

Name of shareholder	Special undertakings	Performance of undertakings
Communications Holdings Huajian Transportation Economic Development Centre	1. Within 60 months from the day on which the listing status is granted, the original non-circulating shares of the Company held by the two companies will not be traded on the Shanghai Stock Exchange. 2. The two companies will put forward and vote for a proposal at each of the 2005-2008 annual general meetings of the Company regarding a cash dividend payment of not less than 85% of the distributable profit of the Company realized in the relevant year.	Under execution
Communications Holdings Huajian Transportation Economic Development Centre Jiangsu Communications Construction Group Co., Ltd. Jiangsu Communications Engineering Co., Ltd	Undertake that they shall bear all relevant expenses arising from the Share Segregation Reform as per their agreement.	Executed

6.7 Other Significant Matters

Principles and Codes of Corporate Governance

During the reporting period, the Board has reviewed its day-to-day governance practices in accordance with the provisions set out in the Code on Corporate Governance Practice under Appendix 14 of the Hong Kong Listing Rules. The Board is of the view that the Company has complied with the relevant rules and regulations to regulate its operations and has adhered to strict corporate governance. It has strived to fulfill the recommended best practices and there was no act in breach of, or not complying with, the provisions of the Code.

On 5 June 2006, members of the new sessions of the Board and the supervisory committee were elected. The term of the fifth sessions of the Board and the supervisory committee is three years until the date of the 2008 annual general meeting.

7. Financial Statements

7.1 Auditors' opinion

Financial statements

☑ unaudited ☐ audited

7.2 **Disclosure on the comparison between the consolidated profit and loss statement and the profit and loss statement of the Parent Company (prepared under the PRC Accounting Standards)**

Income Statement
January to June 2006 *Unit: RMB*

	Consolidated		The Company	
	Six months ended 30 June 2006 (Unaudited)	**Six months ended 30 June 2005 (Unaudited)**	**Six months ended 30 June 2006 (Unaudited)**	**Six months ended 30 June 2005 (Unaudited)**
1. Revenue from principal businesses	1,814,879,261	1,003,745,020	1,532,067,999	749,921,384
Less: Cost of principal business	708,030,180	373,940,273	607,951,661	306,600,118
Principal business tax and levy	56,344,279	48,880,772	47,161,510	36,684,751
2. Gross profit	1,050,504,802	580,923,975	876,954,828	406,636,515
Add: Other operating profit	5,122,472	(2,287,168)	—	—
Less: General and administrative expenses	81,496,728	87,254,647	73,582,994	77,642,139
Financial expenses	202,709,165	53,695,289	207,956,234	59,470,837
3. Profit from operations	771,421,381	437,686,871	595,415,600	269,523,539
Add: Investment income	57,460,802	62,461,411	157,980,870	157,014,680
Subsidy income	1,810,000	—	—	—
Non-operating income	5,765,667	4,485,590	5,400,417	3,119,025
Less: Non-operating expenses	9,320,485	10,272,050	7,108,406	8,833,033
4. Profit before tax	827,137,365	494,361,822	751,688,481	420,824,211
Less: Income tax	260,145,310	145,117,021	201,514,326	88,232,804
Minority interests	18,026,469	17,284,465	—	—
Add: Unrecognised investment losses	—	—		—
5. Net profit	548,965,586	331,960,336	550,174,155	332,591,407

7.3 Notes to financial statements

7.3.1. There are no changes in the accounting policy, accounting estimates and accounting difference during the reporting period.

7.3.2. There is no material change in the scopes of consolidation of the financial statements of the Company during the reporting period.

By Order of the Board
Shen Chang Quan
Chairman

Nanjing, the PRC, 18 August 2006

The directors of the Company as at the date of this announcement are Shen Chang Quan, Sun Hong Ning, Chen Xiang Hui, Zhang Wen Sheng, Xie Jia Quang, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung, Fang Hung, Kenneth*, Fan Cong Lai* and Yang Xiong Sheng*.*

** Independent non-executive directors*

Please also refer to the published version of this announcement in South China Morning Post.

JIANGSU EXPRESS<00177> - Results Announcement

Jiangsu Expressway Company Limited announced on 18/08/2006:
(stock code: 00177)
Year end date: 31/12/2006
Currency: RMB
Auditors' Report: N/A
Interim report reviewed by: Both Audit Committee and Auditors

	Note	(Unaudited) Current Period from 01/01/2006 to 30/06/2006 ('000)	(Unaudited) Last Corresponding Period from 01/01/2005 to 30/06/2005 ('000)
Turnover	:	1,758,535	954,864
Profit/(Loss) from Operations	:	992,719	504,915
Finance cost	:	(206,775)	(56,427)
Share of Profit/(Loss) of Associates	:	63,108	68,022
Share of Profit/(Loss) of Jointly Controlled Entities	:	N/A	N/A
Profit/(Loss) after Tax & MI	:	570,167	354,109
% Change over Last Period	:	+61.01 %	
EPS/(LPS)-Basic (in dollars)	:	0.11	0.07
-Diluted (in dollars)	:	N/A	N/A
Extraordinary (ETD) Gain/(Loss)	:	0	0
Profit/(Loss) after ETD Items	:	570,167	354,109
Interim Dividend per Share	:	0	0
(Specify if with other options)	:	N/A	N/A

B/C Dates for Interim Dividend : N/A
Payable Date : N/A
B/C Dates for (-) General Meeting : N/A
Other Distribution for Current Period : N/A

B/C Dates for Other Distribution : N/A


Jiangsu Expressway Company Limited
(Hong Kong Stock Exchange Stock Code: 177)

2006
Interim Report

expanded capacity

Expanded Future

Contents

Important

The board of directors (the "Board"), the supervisory committee and the directors, supervisors and senior management of Jiangsu Expressway Company Limited (the "Company") warrant that there are no false representations or misleading statements contained in, or material omissions from this report; and severally and jointly accept responsibility for the truthfulness, accuracy and completeness of the content of this interim report.

Mr. Shen Chang Quan, Chairman of the Company, Mr. Xie Jia Quan, General Manager, and Ms. Liu Wei, Financial Controller warrant the truthfulness and completeness of the financial statements in this interim report.

The financial statements in this interim report are unaudited operating results prepared in accordance with PRC Accounting Standards for Business Enterprises ("PRC Accounting Standards") and accounting principles generally accepted in Hong Kong ("HKGAAP") and have been reviewed by the audit committee of the Company.

I. Corporate Information

Statutory Name of the Company in Chinese and English:	江蘇寧滬高速公路股份有限公司 Jiangsu Expressway Company Limited
Abbreviation of Chinese Name and English Name:	寧滬高速 Jiangsu Expressway
Stock Exchanges where the Company's Shares are Listed:	A Share Shanghai Stock Exchange Stock name of A shares: G 寧滬 Stock code of A shares: 600377 Stock name before change: 寧滬高速
	H Share The Stock Exchange of Hong Kong Limited Stock name of H Shares: Jiangsu Expressway Stock code of H Shares: 0177
	ADR the United States of America Stock name of ADR: JEXWW Security United Code: 477373104
Legal Representative of the Company:	Shen Chang Quan
Secretary to the Board:	Yao Yong Jia
Telephone:	8625-8446 9332
Company Secretary in Hong Kong:	Lee Wai Fun, Betty
Telephone:	852-2801 8008
Securities Officers:	Jiang Tao, Lou Qing
Telephone:	8625-8420 0999-4706, 4716
Fax:	8625-8446 6643
E-mail Address:	nhgs@jsexpressway.com
Registered Office and Place of Business:	Jiangsu Communications Building 69 Shigu Road, Nanjing Jiangsu, the PRC





Postcode:	210004
Website of the Company:	http://www.jsexpressway.com
E-mail Address of the Company:	nhgs@public1.ptt.js.cn
Newspapers Designated for Regular Announcements:	Shanghai Securities News, China Securities Journal South China Morning Post, Hong Kong Economic Times
Website Designated for Information Disclosure:	www.sse.com.cn www.hkex.com.hk
Regular Reports Available at:	Shanghai Stock Exchange 528 Pudong Road South Shanghai the PRC
	Hong Kong Registrars Limited 46/F, Hopewell Centre 183 Queen's Road East Wanchai Hong Kong
	Richards Butler 20th Floor, Alexandra House 16-20 Chater Road Central Hong Kong
	Company Headquarters Jiangsu Communications Building 69 Shigu Road Nanjing, Jiangsu the PRC

II. Financial Highlights

(Prepared in accordance with PRC Accounting Standards)

Major Financial Data and Indicators

Unit: RMB'000

Item	As at 30 June 2006	As at 31 December 2005	Change (%)
Current assets	**1,206,892**	1,137,022	6.14
Current liabilities	**7,305,942**	7,233,689	1.00
Total assets	**27,017,337**	27,223,147	-0.76
Shareholders' equity (excluding minority interests)	**14,451,052**	14,632,560	-1.24
Net assets per share (RMB)	**2.87**	2.90	-1.24
Adjusted net assets per share (RMB)	**2.87**	2.90	-1.24

Item	Six months ended 30 June 2006	Six months ended 30 June 2005	Change (%)
Net profit	**548,966**	331,960	65.37
Net profit after non-recurring profit/loss	**549,976**	340,451	61.54
Earnings per share (RMB)	**0.11**	0.07	65.37
Return on net assets (%)	**3.80**	2.27	67.40
Net cash flow from operating activities	**1,166,589**	619,970	88.17

Deduction of Non-recurring Profit/Loss

Unit: RMB'000

Item	Six months ended 30 June 2006
Profit from disposal of fixed assets	**174**
Loss from disposal of long-term equity investment	**-714**
Government grants	**1,810**
Gain from short-term investments	**865**
Other non-operating income and expenses, net	**-3,728**
Effects of income tax	**583**
Total	**-1,010**





Impact of differences between the PRC Accounting Standards and HKGAAP on Net Profit and Shareholders' Equity

Unit: RMB'000

Item	Net Profit		Shareholders' Equity	
	Six months ended 30 June 2006	Six months ended 30 June 2005	**As at 30 June 2006**	As at 31 December 2005
Under PRC Accounting Standards	**548,966**	331,960	**14,451,053**	14,632,560
HKGAAP adjustments:				
Valuation, depreciation and amortization of fixed assets	**15,203**	16,151	**(1,432,375)**	(1,447,578)
Deferred taxation	**—**	—	**7,983**	7,983
Amortization of negative goodwill	**(260)**	(260)	**2,076**	2,336
Non-amortization of goodwill	**6,258**	6,258	**18,774**	12,516
Under HKGAAP	**570,167**	354,109	**13,047,511**	13,207,817

Return on net assets and earnings per share:

Unit: RMB

Profit during the reporting period	Return on net asets (%)		Earnings per share	
	Fully diluted	Weighted average	Fully diluted	Weighted average
Profit from principal business	7.27	7.30	0.21	0.21
Operating profit	5.34	5.36	0.15	0.15
Net profit	3.80	3.82	0.11	0.11
Net profit after recurring loss/profit	3.87	3.88	0.11	0.11

III. Changes in Share Capital and Shareholders

(1) Changes in Share Capital

During the reporting period, the Company has completed the Share Segregation Reform. There has been no change to the total number of shares under the reform. The changes in share capital structure are set out below:

	Prior to current movement		Current movement (+,-)	After current movement	
	Number of shares	%	Shares given away	Number of shares	%
I. Shares subject to selling restrictions					
1. State-owned shares	2,778,663,600	55.16%	-39,366,894	2,739,296,706	54.37%
2. State-owned legal person shares	600,471,000	11.92%	-8,505,065	591,965,935	11.75%
3. Other domestic shares	286,612,900	5.69%	-128,041	286,484,859	5.69%
Including: Domestic legal person shares	286,612,900	5.69%	-128,041	286,484,859	5.69%
Domestic natural person shares	—	—	—	—	—
4. Foreign shares	—	—	—	—	—
Including: Foreign legal person shares	—	—	—	—	—
Foreign natural person shares	—	—	—	—	—
Total shares subject to selling restrictions	3,665,747,500	72.77%	-48,000,000	3,617,747,500	71.81%
II. Circulating shares not subject to selling restrictions					
1. RMB-denominated ordinary shares	150,000,000	2.98%	+48,000,000	198,000,000	3.93%
2. Domestic listed foreign shares	—	—	—	—	—
3. Foreign listed foreign shares	1,222,000,000	24.26%	—	1,222,000,000	24.26%
4. Others	—	—	—	—	—
Total circulating shares not subject to selling restrictions	1,372,000,000	27.23%	+48,000,000	1,420,000,000	28.19%
III. Shares in total	5,037,747,500	100%	0	5,037,747,500	100%

(2) Number of Shareholders at the End of the Reporting Period

As at 30 June 2006, there was a total of 42,443 shareholders registered on the registers of members of the Company, of whom 41,700 were domestic shareholders and 743 were foreign shareholders.





(3) Shareholdings of Major Shareholders

1. As at 30 June 2006, shareholdings of the top ten shareholders of the Company were as follows:

Name of shareholder	Number of shares held at the end of the reporting period (shares)	Change during the period (+, -)	Shareholding proportion in the total share capital (%)	Number of shares held subject to selling restrictions	Type of shareholder
Jiangsu Communication Holdings Company Ltd.	2,742,333,070	-39,410,530	54.44	2,742,333,070	State-owned shareholder
Huajian Transportation Economic Development Centre	589,006,291	-8,464,709	11.69	589,006,291	State-owned shareholder
Genesis Fund Managers, LLP	190,666,372	53,460,000	3.78	0	Foreign shareholder
J.P.Morgan Chase & Co.	96,726,200	21,656,700	1.92	0	Foreign shareholder
HSBC Halbis Partners (Hong Kong) Limited	85,142,000	-45,898,000	1.69	0	Foreign shareholder
Sumitomo Mitsui Asset Management Limited	73,680,000	2,218,000	1.46	0	Foreign shareholder
UBS AG	67,346,000	67,346,000	1.34	0	Foreign shareholder
Galaxy Securities Co., Ltd.	22,706,068	5,504,502	0.45	0	Others
Huaxia Securities Co., Ltd.	21,160,000	0	0.42	21,160,000	Others
Shenyin Wanguo Securities Co., Ltd. (申銀萬國證券股份有限公司)	14,450,000	0	0.29	14,450,000	Others

(1) The Company is not aware whether the top ten shareholders are connected to each other or acting in concert;

(2) During the reporting period, the Company has not been notified of any pledge or moratorium or custody of shares held by legal person shareholders holding more than 5 percent of the shares;

(3) During the reporting period, there were no connected persons, strategic investors or general legal persons who have become one of the top ten shareholders of the Company as a result of the placement of new shares;

(4) The numbers of shares held by H-share holders were extracted from the register required to be maintained under the Securities and Futures Ordinance of Hong Kong (the "SFO").

2. As at 30 June 2006, the shareholdings of the top ten shareholders not subject to selling restrictions were as follows:

Name of shareholder	Number of shares held at the end of the reporting period	Category of the shares held
Genesis Fund Managers, LLP[3]	190,666,372	Overseas listed foreign shares
J.P.Morgan Chase & Co.[3]	96,726,200	Overseas listed foreign shares
HSBC Halbis Partners (Hong Kong) Limited[3]	85,142,000	Overseas listed foreign shares
Sumitomo Mitsui Asset Management Limited[3]	73,680,000	Overseas listed foreign shares
UBS AG[3]	67,346,000	Overseas listed foreign shares
Galaxy Securities Co., Ltd.	22,706,068	RMB-denominated ordinary shares
Winner Glory Development Ltd	12,000,000	Overseas listed foreign shares
Bank of China – Haifutong Income Growth Securities Investment Fund (中國銀行－海富通收益增長證券投資基金)	2,723,380	RMB-denominated ordinary shares
Xinghe Securities Investment Fund (興和證券投資基金)	1,830,453	RMB-denominated ordinary shares
Cao Duo Zhu (曹多祝)	1,378,900	RMB-denominated ordinary shares

Notes:

(1) The Company is not aware whether the top ten shareholders of circulating shares are connected to each other or acting in concert.

(2) The Company is not aware whether or not there are connected relationships between the top ten shareholders of circulating shares and the top ten shareholders.

(3) The numbers of shares held by H-share holders were extracted from the register required to be maintained under the SFO.



3. As at 30 June 2006, the shareholdings of the top ten shareholders subject to selling restrictions and their selling restrictions were as follows:

No.	Name of shareholder subject to selling restrictions	Number of shares held subject to selling restrictions	Listing and trading of shares subject to selling restrictions		Selling restrictions
			Listing and trading date	Number of additional listed and tradable shares	
1	Jiangsu Communications Holdings Company Ltd.	2,742,333,070	16 May 2011	0	Nil
2	Huajian Transportation Economic Development Centre	589,006,291	16 May 2011	0	Nil
3	Huaxia Securities Co., Ltd.	21,160,000	16 May 2007	0	Note 1
4	Shenyin Wanguo Securities Co., Ltd. (申銀萬國證券股份有限公司)	14,450,000	16 May 2007	0	Note 1
5	Shanghai Haiji Investment Development Co., Ltd. (上海海基投資發展有限公司)	14,150,000	16 May 2007	0	Note 1
6	Jiangsu High Technology Investment Group Co., Ltd. (江蘇高科技投資集團有限公司)	12,469,800	16 May 2007	0	Note 1
7	Shanghai Ruichen Investment Management Consultant Co., Ltd. (上海瑞晨投資管理諮詢有限公司)	4,400,000	16 May 2007	0	Note 1
8	Jiangsu Power Company (江蘇省電力公司)	4,000,000	16 May 2007	0	Note 1
9	Rundi Zhi Ye Co., Ltd. (潤地置業股份有限公司)	3,000,000	16 May 2007	0	Note 1
10	China Economic Technology Investment and Guaranty Co., Ltd. (中國經濟技術投資擔保有限公司)	3,000,000	16 May 2007	0	Note 1

Note 1: Consent shall be obtained from the Non-circulating Shareholders who have advanced the consideration on the relevant shareholder's behalf and that the consideration so advanced shall be repaid by the relevant shareholder. For repayment, the relevant (advancee) shareholder may opt to transfer the amount of shares being advanced or to pay in cash in an amount calculated in accordance with the average closing price of the five trading days following the implementation of the Company's Share Segregation Reform for the consideration shares. Application for listing status of such shares shall then be submitted by the Company to the stock exchange.

4. As at 30 June 2006, to the Company's best knowledge, the following individuals or companies held 5% or more of the interests or short positions in the shares or underlying shares of the Company as recorded in the register required to be maintained under the SFO:

Name	Capacity	Direct interests	Number of shares	Percentage of H shares (total shares)
Jiangsu Communications Holdings Company Ltd.	Others	Yes	2,742,333,070	54.44
China Merchant Group Limited (招商局集團有限公司)/ Huajian Transportation Economic Development Centre[1]	Others	Yes	589,006,291	11.69
Genesis Fund Managers, LLP/ Genesis Asset Managers, LLP [2]	Investment manager	Yes	190,666,372	15.60 (3.78)
J.P. Morgan Chase & Co. [3]	Interests in controlled corporation	No	96,726,200	7.92 (1.92)
HSBC Halbis Partners (Hong Kong) Limited [4]	Interests in controlled corporation	No	85,142,000	6.96 (1.69)
Sumitomo Mitsui Asset Management Company, Limited/Sumitomo Life Insurance Company [5]	Interests in controlled corporation	No	73,680,000	6.03 (1.46)
UBS AG	Interests in controlled corporation	No	67,346,000	5.51 (1.34)





Notes:

(1) China Merchants Group Limited was deemed to hold interests by virtue of its control of Huajian Transportation Economic Development Centre's ("Huajian Transportation") interest in the shares.

(2) Should be the same equity interests. It is stated in Forms 2 submitted by Genesis Fund Managers, LLP and Genesis Asset Managers LLP to the Hong Kong Stock Exchange on 22 May 2006 that their parent company is Affiliated Managers Group Inc.

(3) J.P.Morgan Chase & Co. was deemed to hold interest by virtue of its controlling interests in the following corporations:

(i) 82,678,600 shares (reported as lending pool) held by JPMorgan Chase Bank, N.A. (a 100% directly controlled corporation);

(ii) 12,835,600 shares held by J.P. Morgan Whitefriars Inc (a 100% indirectly controlled corporation);

(iii) 1,212,000 shares held by J.P. Securities Ltd. (an indirectly controlled corporation).

(4) HSBC Halbis Partners (Hong Kong) Limited was deemed to hold interest in the shares in its capacity as the investment manager. It is stated in its Form 2 that its parent company is HSBC Holdings plc.

(5) Sumitomo Life Insurance Company was the controlling shareholder of Sumitomo Mitsui Asset Management Company, Limited, which was deemed to hold interest in the shares. Sumitomo Mitsui Asset Management Company, Limited was deemed to hold interest in the shares in its capacity as the investment manager.

Save as disclosed above, to the Company's best knowledge, as at 30 June 2006, there was no person who was required to make disclosure under the SFO.

(4) Change of the Controlling Shareholder

Name of the new controlling shareholder	Jiangsu Communications Holdings Company Ltd.
Name of the new de facto controller	Jiangsu Communications Holdings Company Ltd.
Date of the change of the controlling shareholder	16 May 2006
Designated newspapers for announcing the relevant information in respect of the change of the controlling shareholder	Shanghai Securities News, China Securities Journal South China Morning Post and Hong Kong Economic Times
Date of announcing the relevant information in respect of the change of the controlling shareholder	11 May 2006
Description of the change of the controlling shareholder and the de facto controller	Upon completion of the Company's Share Segregation Reform, the number of the Company's shares held by Jiangsu Communications Holdings Company Ltd. ("Communications Holdings") has changed. Pursuant to the Company's Share Segregation Reform, Communications Holdings has allocated 39,410,530 consideration shares to circulating A shareholders. As such, its holding in the Company's shares decreased from 2,781,743,600 shares to 2,742,333,070 shares; and the percentage of its shareholding in the Company's total shares has decreased from approximately 55.22% to approximately 54.44%.





(5) Purchase, Sale and Redemption of Listed Securities of the Company

During the reporting period, there was no purchase, sale or redemption of the Company's any listed securities by the Company or any of its subsidiaries.

(6) Pre-emptive Rights

In accordance with the laws of the People's Republic of China and the Company's articles of association, the Company did not grant any pre-emptive rights pursuant to which the Company was required to offer new shares to existing shareholders in proportion to their shareholdings.

(7) Public Float

As at 30 June 2006, the Company complied with the 25% public float requirement under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Hong Kong Listing Rules").

IV. Directors, Supervisors and Senior Management

(1) Shareholding of Directors, Supervisors and Senior Management

During the reporting period, there was no record showing that any directors, supervisors, key senior management of the Company or any of their associates had any interests in the registered share capitals of the Company, its subsidiaries or associated companies that were required to be disclosed pursuant to the SFO or the Model Code for Securities Transactions by Directors of Listed Companies of the Hong Kong Listing Rules.

The Company and its subsidiaries or associated companies have not entered into any arrangements to enable the directors, supervisors, senior management of the Company or any of their associates to acquire benefits by means of acquisition of share capital in or debentures of the Company and its subsidiaries or associated companies.

(2) Appointment and Removal of Directors, Supervisors and Senior Management

On 5 June 2006, the 2005 annual general meeting of the Company carried out the election of members for the new sessions of the Board and the supervisory committee. Subsequent to the voting cast by way of poll by the shareholders who attended the meeting, Mr. Shen Chang Quan, Mr. Zhang Wen Sheng, Mr. Sun Hong Ning, Mr. Chen Xiang Hui, Mr. Xie Jia Quan, Ms. Fan Yu Shu and Mr. Cui Xiao Long were appointed as directors of the Company; Ms. Chang Yung Tsung, Mr. Fang Hung, Kenneth, Mr. Yang Xiong Sheng and Mr. Fan Chong Lai were appointed as independent non-executive directors of the Company; Mr. Zhou Jian Qiang, Mr. Zhang Cheng Yu and Ms. Ma Ning were appointed as supervisors of the Company; Ms. Shang Hong and Mr. Zhou Hao Xiang were appointed as the Company's supervisors representing the staff, thereby forming the fifth session of the Board and of the supervisory committee.

At the first meeting of the fifth Board and the first meeting of the fifth supervisory committee of the Company, Mr. Shen Chang Quan was elected as chairman of the Board and Mr Zhou Jian Qiang was elected as chairman of the supervisory committee, respectively.



V. Management Discussion and Analysis

(1) Business Review

In June 2006, the expansion project of Shanghai-Nanjing Expressway was delivered for inspection, which was passed and accepted. The quality of the construction works has achieved the highest level among current expressway expansion projects in the PRC. As the Company's core asset, Shanghai-Nanjing Expressway saw a good resumption of growth momentum after it had come into operation, which drove a comprehensive enhancement of the Company's various operations during the reporting period.

Quality road facilities provide a solid "hardware" platform for operational management. During the first half of 2006, the Company has realized a switch from project construction to operational management as the focus of its work, and has actively explored the on-site management and operational system of the 8-lane expressway. Furthermore, enhancing the tracking analysis on traffic flow and adjusting staff allocation at each toll gate and toll road at appropriate times have ensured smooth traffic capacity in toll gate areas. Given the new status of the management of the 8-lane expressway, the Company has improved organization of road traffic and safety management in time. Speed of response has also been raised. As a result, various aspects in operational management have basically met the new requirements, with the overall operation of the roads being in good order during the first half of the year.

Meanwhile, by bringing all positive elements into play, the Company aimed to further promote the operation of the road in a wider range of aspects so as to attract a rapid return of the traffic which had been diverted during the expansion period. The Company also initiated quality services, improved service skills and upgraded service quality to show a brand new image to road users.

Upon completion of the expansion project of Shanghai-Nanjing Expressway, the Company further improved its internal management systems, enhanced the capacity to implement decisions and strengthened risk control during the first half of 2006 in order to be in line with new requirements for developments. In accordance with the requirements for the management of the 8-lane road, the Company upgraded such quality, health and international safety standardization systems which had been established, with a view to further improving the flow of operational management. In addition, the Company monitored the whole process for the implementation of budget plans and fully tracked the budget benchmarks for sales revenues, costs and profits in order to strengthen cost control. Moreover, the Company actively prepared the issuance of asset-backed securities so as to develop new financing channels and reduce financial costs. By focusing on its core business, the Company has effectively integrated its assets and completed the equity transfer of China Transportation HEAD New Technology (Shanghai) Co. Ltd. ("China HEAD").

The implementation of a series of pro-active and effective measures for operational management resulted in comprehensive progress in all of the businesses of the Company during the first half of 2006. The Company has thus entered into a new phase of development.

(2) Analysis of Business Operations

1. Overview

During the reporting period, the Group realized an operating revenue of approximately RMB1,829,589,000, representing an increase of approximately 79.31% over the corresponding period of the previous year. According to the PRC Accounting Standards, profit after taxation of the Group for the reporting period amounted to approximately RMB548,966,000 and earnings per share was approximately RMB0.11, representing an increase of approximately 65.37% over the corresponding period of the previous year. According to the HKGAAP, profit after taxation of the Group amounted to approximately RMB570,167,000 and earnings per share was approximately RMB0.11, representing an increase of approximately 61.01% over the corresponding period of the previous year. The operations of various businesses were as follows:

Unit : RMB'000

Item	Operating Revenue	Increase/ decrease over corresponding period of the previous year (%)	Operating costs	Increase/ decrease over corresponding period of the previous year (%)	Gross Profit Margin (%)	Increase/ decrease over corresponding period of the previous year
Jiangsu Section of Shanghai-Nanjing Expressway	1,138,422	122.52	248,327	68.95	78.19	Increase by 6.92 percentage points
Shanghai-Nanjing Section of G312	108,512	-19.27	104,532	49.17	3.67	Decrease by 44.2 percentage points
Nanjing Section of Nanjing-Lianyungang Highway	50,522	29.36	19,189	14.64	62.02	Increase by 4.88 percentage points
Guangjing Xicheng Expressway	275,759	18.00	91,720	88.72	66.74	Decrease by 12.46 percentage points
Ancillary services	241,664	184.40	244,263	166.83	-1.08	Increase by 6.65 percentage points
Revenue from other operations	14,710	-11.35	9,587	-49.22	34.82	Increase by 48.6 percentage points
Total	1,829,589	79.31	717,618	82.68	60.78	Decrease by 0.72 percentage point





Reasons for the changes in revenues from operations compared to the corresponding period of the previous year:

- During the reporting period, Shanghai-Nanjing Expressway was opened to all vehicles while normal operation of all the ancillary services provided in the service areas along the expressway gradually resumed, resulting in a significant surge of operating revenues from these two business segments as compared to the corresponding period of the previous year.
- After Shanghai-Nanjing Expressway was opened to trucks, some of the trucks which had been diverted to the G312 during the expansion period gradually re-departed from G312, resulting in a decrease in operating revenue of the road.

Reasons for the changes in operating costs compared to the corresponding period of the previous year:

- During the reporting period, the increase in operating costs of Shanghai-Nanjing Expressway was mainly attributable to the increase in the depreciation charge of fixed assets. From January to June 2006, depreciation in road and auxiliary facilities at Shanghai-Nanjing Expressway increased by approximately RMB86,332,000 over the corresponding period of the previous year, accounting for approximately 85.19% of the total increase in operating costs.
- Following the increase in the amount of accrued depreciation, the depreciation charge for fixed assets for the Shanghai-Nanjing Section of G312 also increased during the first half of 2006, resulting in a rise of operating costs. Concurrently, the gross profit margin decreased significantly as compared to the corresponding period of the previous year as a result of the decrease in operating income.
- During the reporting period, the reinforcement and overhaul of Guangjing Xicheng Expressway led to an increase of approximately RMB38,411,000 in road maintenance and repair costs over the corresponding period of the previous year, accounting for approximately 89.08% of the total increase in operating costs. Consequently, the operating costs surged significantly as compared to the corresponding period of the previous year and the gross profit margin dropped.
- The increase in operating costs of ancillary services is basically consistent with the rise in revenue.

- During the reporting period, the decrease in operating costs from other operations was mainly attributable to the decrease in income from the road and bridge repair and maintenance business of the Company's subsidiary, Jiangsu Sundian Engineering Co. Ltd. ("Jiangsu Sundian"), resulting in a commensurate decrease in operating costs and an increase in gross profit margin. From January to June 2006, the operating costs of the maintenance and repair business of Jiangsu Sundian decreased by approximately RMB7,027,000 as compared to the corresponding period of the previous year, accounting for approximately 75.62% of the total decrease in operating costs from other operations.

2. Toll Road Operations

As from 1 January 2006, with the full operation of the 8-lane main road of the Group's core asset - Shanghai-Nanjing Expressway – which was also opened to trucks for the whole expressway, the adverse impact brought to the Group during expansion has basically vanished. During the reporting period, toll revenues from all the roads and bridges recorded satisfactory recovering growth. A total toll revenue of approximately RMB1,573,215,000 was realized, representing an increase of approximately 71.23% over the corresponding period of 2005 and accounting for approximately 85.99% of total operating revenue.

Comparison between average daily traffic volumes and toll revenues:

	Average daily traffic volume (vehicle/day)			Average daily toll revenue (RMB'000/day)		
Road/Bridge	Reporting period	The corresponding period of the previous year	Change %	Reporting period	The corresponding period of the previous year	Change %
Shanghai-Nanjing Expressway	37,215	20,882	78.22	6,289.6	2,826.6	122.52
Shanghai-Nanjing Section of G312	33,591	40,048	-16.12	599.5	742.6	-19.27
Nanjing Section of Nanjing-Lianyungang Highway	14,249	11,963	19.11	279.1	215.8	29.36
Guangjing Expressway	35,648	32,866	8.46	633.0	630.3	0.43
Xicheng Expressway	30,662	24,343	25.96	890.5	660.8	34.76
Jiangyin Yangtze Bridge	37,229	33,946	9.67	2,130.4	2,032.8	4.80
Sujiahang Expressway	17,791	16,229	9.62	1,427.7	1,499.7	-4.80





- **Shanghai-Nanjing Expressway**

After Shanghai-Nanjing Expressway has been fully opened to trucks, the traffic volume saw a satisfactory recovery. From January to June 2006, the average daily traffic for the whole expressway was 37,215 vehicles, up approximately 78.22% as compared to the corresponding period of 2005 and an increase of approximately 6.06% compared to the corresponding period of 2004 before the implementation of truck diversion. Of the average daily traffic flow, the number of passenger vehicles was 27,708, up approximately 16.52% as compared to the corresponding period of 2004; the number of trucks was 9,507, down approximately 15.93% as compared to the corresponding period of 2004. Trucks accounted for an average of approximately 25.41% of the total traffic volume, which was still low compared with the level of 32.18% over the corresponding period of 2004. However, there was a month-after-month growth momentum since the resumption of truck traffic at the beginning of the year. Average daily truck traffic increased from 7,872 vehicles in the first quarter to 11,522 vehicles in June, with the proportion of truck traffic rising from approximately 22.03% in the first quarter to approximately 30.67% in June.

From January to June, the total toll revenue realized for Shanghai-Nanjing Expressway was approximately RMB1,138,422,000, accounting for approximately 62.22% of the total revenue of the Group, representing an increase of 12.08 percentage points as compared to 2005. Of the total toll revenue of Shanghai-Nanjing Expressway in the first half of this year, revenue from passenger vehicles accounted for approximately 59.12% while revenue from trucks accounted for approximately 40.88%. Average daily toll revenue was approximately RMB6,289,600, representing a significant surge of approximately 122.52% as compared to the corresponding period of 2005, but still a decrease of approximately 9.08% as compared to the corresponding period of 2004. This is mainly attributable to the fact that truck traffic has not returned to the level prior to the diversion period and that the higher proportion of small vehicles resulted in a decrease in revenue per vehicle.

As at 30 June 2006, funds of approximately RMB9,218,000,000 in aggregate had been contributed to the expansion project of Shanghai-Nanjing Expressway, while the balance would be settled in full upon completion of the final construction audit of the project.

- **Shanghai-Nanjing Section of G312**

After Shanghai-Nanjing Expressway was opened to trucks, some of the trucks which had been diverted to G312 during the expansion period gradually re-departed, resulting in a decline in both traffic volume and toll revenue for G312. From January to June 2006, average daily tolled traffic on the Shanghai-Nanjing Section of G312 was 33,591 vehicles, while average daily toll revenue was approximately RMB599,500, representing decreases of approximately 16.12% and 19.27%, respectively, as compared to the corresponding period of the previous year and basically at the same levels as those before the traffic diversion from Shanghai-Nanjing Expressway in 2004.

- Nanjing Section of Nanjing-Lianyungang Highway

During the reporting period, the local governments had set up check points along the local roads parallel to the Nanjing Section of Nanjing-Lianyungang Highway, which led to a significant surge in traffic volume, in particular truck traffic, on the Nanjing Section of Nanjing-Lianyungang Highway. The average daily tolled traffic recorded 14,249 vehicles, up approximately 19.11% as compared to the corresponding period of 2005 while the average daily toll revenue amounted to approximately RMB279,100, up approximately 29.36% as compared to the corresponding period of 2005.

- Other Road and Bridge Assets

All the other road and bridge assets including Guangjing Expressway, Xicheng Expressway, Sujianghang Expressway and Jiangyin Yangtze Bridge, which the Company owns or in which it has an equity investment, saw a satisfactory growth momentum stimulated by the commencement of operation of the 8-lane Shanghai-Nanjing Expressway. Xicheng Expressway, which had been affected the most by the expansion project, enjoyed a remarkable recovery, recording a rise of approximately 25.96% in average daily traffic volume and a rise of approximately 34.76% in average daily toll revenue, respectively, between January and June 2006. Guangjing Expressway, Jiangyin Yangtze Bridge and Sujiahang Expressway continued to maintain stable growth trends. However, being affected by the proportionate increase in passenger vehicles and small trucks, growth rates in toll revenue were lower than those in traffic volume.

3. Ancillary Services

During the first half of 2006, the expansion works of various service areas along Shanghai-Nanjing Expressway have been fully completed and such areas have been re-opened for operation. Various business operations were re-deployed in the re-constructed service areas according to the expenditure patterns of the drivers, so as to enhance services and to attract customer flow. As a result, there were new developments in both the operation scale and the operation model.

During the reporting period, revenues from ancillary services in various service areas amounted to approximately RMB241,664,000, up approximately 184.4% as compared to the corresponding period of 2005. Due to a relatively substantial increase in operating costs of the business brought by newly added assets depreciation, a loss of approximately RMB2,599,000 was still recorded. However, it was basically close to a breakeven in income and expenses.





4. Operations and Results of Subsidiaries

Unit : RMB'000

Name of subsidiary	Profit/Loss generated	Proportion of total net profit (%)
Jiangsu Guangjing Xicheng Expressway Co. Ltd.	119,007	21.68
Jiangsu Sundian Engineering Co., Ltd.	35	—
Jiangsu Ninghu Investment Development Co. Ltd.	3,509	0.64

5. Operations and Results of Companies in which the Company has Equity Investments

Unit : RMB'000

Name of company	Scope of operation	Net profit	Revenue from investment	Proportion of the total net profit of the listed Company (%)
Jiangsu Yangtze Bridge Co., Ltd	Mainly engaged in the management and operation of the Jiangyin Yangtze Bridge	186,214	45,360	8.26
Suzhou Sujiahang Expressway Co., Ltd	Management and operation of the Jiangsu Section of Sujiahang Expressway	25,368	6,482	1.18
Jiangsu Kuailu Bus Transportation Stock Co., Ltd.	Road transportation, automobile repairs and sales of automobiles and spare parts	10,021	3,586	0.65
China HEAD *	In respect of development of software on traffic technology and consultancy	-3,492	-1,961	-0.36

* *During the reporting period, all of the shareholding interests held by the Company in China HEAD were completely disposed of.*

(3) Major Operating Results and Financial Analysis

1. Operating Results

Under PRC Accounting Standards

Item	**Six months ended 30 June 2006 RMB'000**	Six months ended 30 June 2005 RMB'000	**Change (%)**
Revenue from principal business	**1,814,879**	1,003,745	80.81
Profit from principal business	**1,050,505**	580,924	80.83
Finance costs	**202,709**	53,695	277.52
Operating profit	**771,421**	437,687	76.25
Investment gains	**57,461**	62,461	-8.00
Gross profit	**827,137**	494,362	67.31
Income tax	**260,145**	145,117	79.27
Minority interests	**18,026**	17,284	4.29
Net profit	**548,966**	331,960	65.37
Earnings per share (RMB)	**0.11**	0.07	65.37

- During the reporting period, the operating activities of the Group's various businesses were gradually back to normal. As a result, indicators of operating results including revenue from principal business, profit from principal business, operating profit and gross profit improved significantly as compared to the corresponding period of the previous year.

- During the reporting period, the increase in finance costs was mainly attributable to the increase in the size of interest-bearing liabilities and the release of capitalized interests of borrowings for the expansion project. As at 30 June 2006, total borrowings of the Group amounted to approximately RMB9,863,326,000, of which short-term borrowings amounted to RMB1,050,000,000, short-term commercial papers amounted to approximately RMB3,970,006,000 and mid-to-long-term borrowings amounted to approximately RMB4,843,320,000.





Under HKGAAP

Item	Six months ended 30 June 2006 RMB'000	Six months ended 30 June 2005 RMB'000	Change (%)
Revenue	**1,758,535**	954,864	84.17
Other income	**17,829**	5,367	232.20
Share of results of associates	**63,108**	68,022	-7.22
Finance costs	**206,775**	56,427	266.45
Taxation	**260,145**	145,117	79.27
Profit attributable to minority shareholders	**18,026**	17,284	4.29
Profit attributable to equity holders of the Company	**570,167**	354,109	61.01
Earnings per share (RMB)	**0.11**	0.07	61.01

2. Capital Structure

Under PRC Accounting Standards

Item	As at 30 June 2006 RMB'000	%	As at 31 December 2005 RMB'000	%
Current liabilities	**7,305,942**	**27.04**	7,233,689	26.57
Long-term liabilities	**4,837,990**	**17.91**	4,939,990	18.15
Liabilities at fixed interest rates	**9,863,326**	**36.51**	9,308,659	34.19
Liabilities at floating interest rates	**—**	**—**	—	—
Interest-free liabilities	**2,280,606**	**8.44**	2,865,020	10.53
Shareholders' equity	**14,451,052**	**53.49**	14,632,560	53.75
Minority interests	**422,353**	**1.56**	416,908	1.53
Total assets	**27,017,337**	**100.00**	27,223,147	100.00
Gearing ratio	**—**	**44.95**	—	44.72

As at 30 June 2006, the capital structure of the Company was relatively stable as compared to 31 December 2005, without substantial adjustments or changes.

Under HKGAAP

Item	As at 30 June 2006 RMB'000	%	As at 31 December 2005 RMB'000	%
Current liabilities	**7,305,942**	**28.52**	7,233,688	28.04
Long-term liabilities	**4,837,990**	**18.89**	4,939,990	19.15
Liabilities at fixed interest rates	**9,863,326**	**38.51**	9,308,659	36.08
Liabilities at floating interest rates	—	—	—	—
Interest-free liabilities	**2,280,606**	**8.90**	2,865,019	11.11
Shareholders' equity	**13,047,511**	**50.94**	13,207,817	51.19
Minority interests	**422,353**	**1.65**	416,908	1.62
Total assets	**25,613,796**	**100.00**	25,798,403	100.00
Gearing ratio *	**—**	**38.51**	—	36.08

* *Basis of the gearing ratio: Liabilities at fixed interest rate / total assets*

3. Capital Expenditure

During the first half of 2006, the Group's planned capital expenditure amounted to approximately RMB926,281,000, particulars of which are as follows:

Capital Expenditure	**RMB'000**
Expansion of Shanghai-Nanjing Expressway	**887,048**
Others	**39,233**
Total	**926,281**

Major source of funds: During the reporting period, the accumulation of the Company's funds had quickly become strong following the normal operation of Shanghai-Nanjing Expressway upon completion of its expansion. As such, the capital expenditure mainly came from the accumulation of its internal source of funds. As at 30 June 2006, the net cash flow from the Company's operating activities aggregated approximately RMB1,166,589,000. As such, the management is not aware of any risks arising from the management of cash and liabilities.





4. Taxation Policy

Enterprise income tax was paid in full by the Company at a statutory tax rate of 33%. During the first half of 2006, the income tax expenses aggregated approximately RMB260,145,000. Business tax for toll revenues from expressways was charged at 3%.

5. Trust Deposits

During the reporting period, the Company did not have any trust deposits with any financial institutions in China or any term deposits which were irrecoverable upon their maturity.

6. Trust Loans

During the reporting period, the Company secured a loan of RMB200,000,000 from its subsidiary Jiangsu Guangjing Xicheng Expressway Co., Ltd. ("Guangjing Xicheng") by way of a trust loan for a term from 16 January 2006 to 15 July 2006 at a monthly interest rate of 3.915 ‰. As at the date of this report, the principal amount and interests of the loan have been repaid in full.

7. Foreign Exchange Risks

The Group operates its businesses principally in China. No major foreign exchange risks are involved as revenues from operations and capital expenditures of the Company are settled in Renminbi, except dividend payout for H shares. A loan of US$9,800,000 was secured from the Spanish Government in 1998. As at 30 June 2006, the balance of the loan was equivalent to approximately RMB43,320,000. Although the Company has not made any foreign exchange hedging for that loan, fluctuations in the exchange rates do not have any material impact on the Company's results.

8. Contingent Liabilities

As at 30 June 2006, the Company did not have any contingent liabilities.

(4) Problems and Difficulties Arising from Operations

The operating activities of the Group's various businesses were gradually back to normal upon the commencement of operation of the 8-lane Shanghai-Nanjing Expressway, the Group's core asset. Operating results also gradually improved with operating income and net profit increased significantly in the first half of 2006 as compared to the corresponding period of the previous year. Various businesses started to enter a new round of development stage. At present, the Group is not aware of any potential policy or operation risks.

(5) Business Development Initiatives for the Second Half of the Year

Upon completion of the expansion project of Shanghai-Nanjing Expressway, modernized on-site management facilities have enabled a more advanced management approach and have brought new changes to the management mode. The Company will actively seek innovation and breakthroughs in management mechanisms. By exploration and practices, a comprehensive maintenance and repair model of the 8-lane expressway as well as safety management and service standards will gradually be formed. A highly efficient, applicable and scientific management system will be established, thereby effectively reducing operating costs and ensuring a safe and smooth traffic flow during times of heavy traffic. Furthermore, the Company will attract vehicles from the social community by providing quality services and a smooth traffic environment which will promote the rapid growth of traffic flow.

As the significant surge in asset depreciation and financial costs during this fiscal year will work against a rapid rise of the Company's results, the Company will further enhance its budget management in the second half of the year and will carry out effective control over various costs and expenses. In addition, the Company will actively prepare the issuance of asset-back securities and will strive for the securities to be issued in this year, so as to reduce financial costs and increase profitability by reasonable adjustments in debt structure.

With regard to future business developments, the Company will take a broad and long-term view and will start a study on the development and implementation of comprehensive medium-to-long term development strategies. The Company will also fully make use of its competitive advantages in resources, capital and brandname, and to explore various investment realms that it may enter in the future. Furthermore, the Company will seek potential projects with good quality from a broader range of industries, searching for new income bases.



VI. Significant Matters



(1) Corporate Governance

During the reporting period, the Company reviewed its operations and management conduct, and endeavored to enhance its corporate governance standards in accordance with the documentation requirements of the China Securities Regulatory Commission (the "CSRC") in respect of corporate governance and regularization of operations, and the requirements of the listing rules of the Shanghai Stock Exchange and the Hong Kong Stock Exchange.

1. Share Segregation Reform

During the reporting period, the Company has completed the Share Segregation Reform in accordance with the relevant requirements and procedures of the CSRC. After thorough communications with the Circulating A Shareholders and having taken into consideration the various interests of both the Circulating Shareholders and the Non-circulating Shareholders, the final Share Segregation Reform Proposal of the Company was as follows: the Non-circulating Shareholders shall transfer 48,000,000 shares to the Circulating Shareholders at no consideration, representing a consideration of 3.2 shares paid by the Non-circulating Shareholders for every 10 Circulating A Shares held by the Circulating A Shareholders.

On 24 April 2006, the Company held a Relevant Shareholders' Meeting on the A share Segregation Reform. Subsequent to the on-line voting and on-site voting by the relevant A Shareholders, the Company's Share Segregation Reform Proposal was approved by 99.574% of the total number of shares from all shareholders voting at the meeting and 76.83% of the total number of the shares from the Circulating A Shareholders.

On 11 May 2006, the Company issued an announcement on the Implementation of the Share Segregation Reform Proposal to confirm the record date for A shares being 12 May 2006 and the resumption of trading in shares being on 16 May 2006. The Non-circulating Shares held by all the Non-circulating Shareholders of the Company have been granted listing status at the A-share market commencing from 16 May 2006. The 48,000,000 shares which were transferred by the Non-circulating Shareholders to the Circulating A Shareholders at no consideration would have listing status. The number of Circulating A shares with no selling restrictions increased from 150,000,000 shares to 198,000,000 shares. The stock abbreviation of the Company's A shares was changed to "G Ninghu" (G 寧滬) and the stock code number "600377" remained unchanged.

The Company's major shareholders – Communications Holdings and Huajian Transportation indicated that they would make consideration advances on behalf of those Non-circulating Shareholders who have raised objection or did not express explicit consent and the Non-circulating Shareholders who could not implement the consideration arrangement for reasons such as a freezing of assets by the courts. The considerations so advanced shall be repaid by the relevant Non-circulating Shareholders. For repayment, the relevant shareholders may opt to transfer the amount of shares being advanced or to pay in cash in an amount calculated in accordance with the average closing price of the five trading days following the implementation of the Company's Share Segregation Reform for the consideration shares. When the relevant Non-circulating Shareholders, whose considerations were advanced on their behalf, apply for the listing status of the Non-circulating Shares held by them, consent shall be obtained from the Non-Circulating Shareholders who have made the advances on the former's behalf, and the application for such listing status shall be submitted by the Company to the stock exchange.

In accordance with the undertakings given by Communications Holdings and Huajian Transportation, the shares of the Company held by these two companies will not be traded on the Shanghai Stock Exchange within 60 months from the day on which the listing status is granted.

To date, a full circulation of all the shares of the Company has been achieved. The Circulating Shareholders subject to selling restrictions may list their shares by batches after satisfying the selling restrictions.

2. Election of Directors and Supervisors for the New Session

Terms of offices for the 4th session of the Board and the supervisory committee will all expire in this fiscal year. During the reporting period, elections for all the directors and supervisors for the new session were made at the 2005 Annual General Meeting to form the 5th session of the Board and of the supervisory committee. Mr. Shen Chang Quan is the chairman of the Board while Mr. Zhou Jian Qiang is the chairman of the supervisory committee. The new sessions of the Board and the supervisory committee will continue to perform their obligations faithfully and diligently by observing the principle of integrity, and will endeavor for the continuous healthy development of the Company as well as the stable growth of the shareholders' interests, providing guidance for persistent achievements on the Company's business operations.

In accordance with the requirements of Rules 3.10(1) and 3.10(2) of the Hong Kong Listing Rules, a sufficient number of independent non-executive directors, as well as independent non-executive directors with appropriate professional qualifications or with appropriate accounting or relevant financial management expertise had been appointed for the new session of the Board.



3. Amendment to the Article of Association

In view of the deletion of requirements in respect of appropriation of public welfare fund from the new "Company Law" being implemented from 1 January 2006, it was reviewed at the annual general meeting of the Company for the deletion of article in 18.4 of chapter 18 of the article of association in respect of profit allocation: whereby the Company shall appropriate between 5% and 10% of profit after tax to statutory public welfare fund. Starting from the year of 2006, the distributable profit of the Company for the current year is 90% of the realized net profit of the fiscal year.

4. The Code on Corporate Governance

For the period between 1 January 2006 and the date of publication of this report, the Board has reviewed its day-to-day governance practices in accordance with the provisions set out in the Code on Corporate Governance Practice under Appendix 14 of the Hong Kong Listing Rules. The Board is of the view that the Company has complied with the relevant rules and regulations to regulate its operations and has adhered to strict corporate governance. It has strived to fulfill the recommended best practices and there was no act in breach of, or not complying with, the provisions of the Code.

On 5 June 2006, members of the new sessions of the Board and the supervisory committee were elected. The term of the fifth sessions of the Board and the supervisory committee is three years, until the date of the 2008 annual general meeting.

5. Internal Controls

During the reporting period, the Company has examined, supervised and evaluated the financial conditions, operations and internal control activities under various businesses and work procedures with a view to minimizing operating risks. No significant omissions have been discovered.

6. The Audit Committee

The Audit Committee of the Company comprises three members, all of whom are Non-executive Directors, including one who is an Independent Non-executive Director having the appropriate professional qualifications or appropriate accounting expertise or relevant expertise in financial management as required under Rule 3.10(2) of the Hong Kong Listing Rules. Independent Non-executive Directors represent a majority among the members of the Audit Committee, and the chairman is an Independent Non-executive Director.

The Audit Committee has reviewed the accounting principles, accounting standards and methods of review adopted by the Company. It has also reviewed the unaudited financial statements for the first quarter and the first half of 2006. The Audit Committee considered that the financial statements for the first quarter and the first half of 2006 complied with the applicable accounting standards and legal requirements, and that the Company has made appropriate disclosure thereof.

7. The Model Code for Securities Transactions by Directors

Upon specific enquiries made to all the Directors and Supervisors of the Company, the Directors and Supervisors of the Company have complied with the provisions on securities transactions under the Model Code for Securities Transactions by Directors of Listed Companies under Appendix 10 of the Hong Kong Listing Rules (the "Model Code"). The relevant personnel of the Company have also complied with the "Standard Regulations for Securities Transactions by Directors, Supervisors, Senior Management and Relevant Employees Governing the Conduct of Securities Transactions" which is no less stringent than the requirements of the Hong Kong Listing Rules.

(2) Profit Distribution Scheme and its Implementation

The following profit distribution scheme for 2005 was approved at the 15th meeting of the fourth session of the Board held by the Company: a cash dividend of RMB1.45 (tax inclusive) for every 10 shares shall be distributed to all shareholders on the basis of a total of 5,037,747,500 shares in issue at the end of 2005. Such scheme was reviewed and approved at the 2005 annual general meeting.

The Board of the Company, with authorization given by the shareholders' general meeting, decided that the record date for determining the entitlements of domestic shareholders was 15 June 2006, and the ex-dividend date was 16 June 2006. Dividends for H-Share holders are denominated in RMB and payable in HK dollar, and a cash dividend of HK$1.402 was paid for every 10 shares held. The latest time for registering transfer of H Shares for dividends was 5 May 2006. The dividends were declared on 5 June 2006.



The dividends for 2005 were paid on 26 June 2006 and the profit distribution scheme for the previous year has been implemented.

During the reporting period, the Board of the Company did not recommend the payment of an interim dividend for the six months ended 30 June 2006.

(3) Material Litigation or Arbitration during the Reporting Period

During the reporting period, the Company was not involved in any material litigation or arbitration.

(4) Asset Transfer

Disposal of the share interests of China HEAD

On 30 May 2006, the Company entered into an equity transfer agreement ("Equity Transfer Agreement") with Jiangsu Expressway Information Engineering Co., Ltd. ("Information Engineering Co.") in respect of the disposal of approximately 35.71% of the equity interests in China HEAD Transportation HEAD New Technology (Shanghai) Co., Ltd. ("China HEAD") held by the Company. Both parties completed all the equity transfer procedures on 14 June 2006.

In June 2002, the Company invested RMB7,500,000 in China HEAD holding 35.71% of its equity interests. In consideration of the Company's development strategies of focusing on its principal business and reducing diversified operations, at the 13th meeting of the fourth session of the Board meeting on 19 August 2005, the Company decided to dispose of all its equity interests in China HEAD. Pursuant to the approved valuation results, the market value of China HEAD as at the valuation date of 31 May 2005 amounted to approximately RMB14,030,000. The interests of the Company in China HEAD amounted to approximately RMB5,010,400. Since November 2005, the Company has openly posted the transfer of interests in China HEAD on the Jiangsu Assets and Equity Exchange for three times. The final listed transfer price was RMB4,058,400. Information Engineering Co. was the only party applying to be a transferee, and the Jiangsu Assets and Equity Exchange had affirmed that it possessed the qualification of being a transferee.

Pursuant to the Equity Transfer Agreement, the net profit/loss generated during the period between the valuation date and the completion of the transfer registration at the State Administration of Industry and Commerce would be borne by the Company. As such, both parties have jointly appointed an auditing firm to audit the finance of China HEAD for the aforesaid period. For the period between 1 June 2005 and 31 May 2006, China HEAD recorded a net profit/loss of RMB64,600. In accordance with the proportionate equity interest of the Company, Information Engineering Co. would pay the Company RMB23,100.

Information Engineering Co. is 33.33% owned by Communications Holdings, a controlling shareholder of the Company and is a connected person of the Company. Such transaction constituted a connected transaction under Rule 14A.32(1) of the Hong Kong Listing Rules and has been disclosed in accordance with the relevant requirements.

(5) Connected Transactions

The Company entered into the following transactions with connected parties during the reporting period:

1. Road Maintenance Service Contracts with Jiangsu Sundian

On 7 April 2006, Guangjing Xicheng, the Company's subsidiary, entered into maintenance service contract with Jiangsu Sundian in respect of the repair and maintenance services of Guangjing Expressway and Xicheng Expressway, for a term commencing on 1 May 2006 and ending on 31 December 2006. The maximum contractual maintenance service fees were estimated to be no more than RMB30 million.

The maintenance service fees are determined by the following principles: tender prices accepted will be the fee basis for projects to be awarded through public tenders whereas the fee basis for other projects will be determined after arm's length negotiation and with reference to the prevailing market prices reviewed by an independent and qualified cost consultation institute. The upper limits of the maintenance service fees are set according to the estimated works in 2006. The Company will supervise the situation to ensure that the total amount of works so arranged will not exceed the relevant limits. The maintenance service fees are to be paid from the funds owned by Guangjing Xicheng, respectively.

As the maximum estimated annual maintenance fees of the maintenance service contract aggregated RMB30 million, being less than 2.5% of the audited consolidated gross asset value, income and market capitalization of the Company as at 31 December 2005, such maintenance service arrangements constituted a continuing connected transactions under rule 14A.34 of the Hong Kong Listing Rules, which required compliance with the reporting and announcement requirements but did not require independent shareholders' approval. The relevant announcement was published in the newspapers in both Hong Kong and the PRC on 10 April 2006.



2. Interests Transfer between Connected Parties

For details, please refer to "Asset Transfer" set out in this report.

3. Business Leasing of Connected Party

During the reporting period, Guangjing Xicheng, the Company's subsidiary, leased the operation of its petroleum products sales business at the petrol station in the Yanqiao Service Area to Jiangsu Expressway Petroleum Development Co. Ltd. (江蘇高速公路石油發展有限公司) ("Jiangsu Petroleum Company") (江蘇高速石油公司) for a period of three years.

Jiangsu Petroleum Company, a 51.17% owned subsidiary of Communications Holdings (as the Company's controlling shareholder), is an associate of the Company, and accordingly the transaction constituted a continuing connected transaction. However, in accordance with the listing rules of Shanghai Stock Exchange and Article 14A33(3) of the Hong Kong Listing Rules, the transaction is exempted from reporting, announcement and independent shareholders approval requirements. Due to the persistent rise in the wholesale prices of petroleum products, the room for making a profit for the self-operated petroleum products sale business of Jiangsu Petroleum Company is very limited. In order to enhance the operations efficiency of the company, the business was leased to Jiangsu Petroleum Company for operation. Under the agreement entered into by both parties, the leasing fee will be calculated based on the sales volume of the petroleum products at RMB100 per ton of sales, with the minimum leasing fee payable to Guangjing Xicheng by Jiangsu Petroluem Company being RMB500,000 per annum. The lease period is from 1 January 2006 to 31 December 2008.

4. Capital Dealings with Connected Parties

During the reporting period, the Company secured a loan of RMB200,000,000 from its subsidiary, Guangjing Xicheng, by way of a trust loan for a period from 16 January 2006 to 15 July 2006 at a monthly interest rate of 3.915‰. As at the date of this report, the principal amount of the relevant loan and the interests thereon have been fully settled.

(6) Significant Contracts and their Implementations

1. Material trusts, subcontracting or leasing

During the reporting period, the Company had no material trusts or leasing arrangement.

The material subcontracting activities of the Company mainly involved the entering into of subcontracting contracts with various subcontractors participating in the expansion project of the Jiangsu Section of Shanghai-Nanjing Expressway. As at 30 June 2006, there was a total of 546 subcontracts entered into for the expansion project, amounting to approximately RMB9.32 billion. The actual amount paid was approximately RMB7.804 billion.

2. Material guarantees and pledge of assets

During the reporting period, the Company did not provide any guarantee to any shareholders or connected parties or any other companies, nor was there any pledge of assets subsisting.

3. Entrusted financial management

During the reporting period, the Company did not entrust any other person to carry out cash asset management activity.

4. Other material contracts

During the reporting period, material contracts which were entered into and were being performed upon included:

On 7 April 2006, Guangjing Xicheng, the Company's subsidiary, entered into maintenance service contracts with Jiangsu Sundian in respect of the repair and maintenance services for Guangjing-Xicheng Expressways, for a term commencing on 1 May 2006 and ending on 31 December 2006. Total contract sum was estimated to be no more than RMB30 million.





(7) Undertakings

1. The Board of the Company has made an undertaking in respect of the profit distribution proposal for 2006 that one cash dividend distribution will be made for the year at a ratio of no less than 85% of the attributable profit of the year.

2. Special undertakings made by the original Non-circulating Shareholders during the process of the Share Segregation Reform and their executions:

Name of shareholder	Special undertaking	Execution of undertaking
Communications Holdings Huajian Transportation	1. Within 60 months from the day on which the listing status is granted, the original non-circulating shares of the Company held by the two companies will not be traded on the Shanghai Stock Exchange; 2. The two companies will put forward and vote for a proposal at each of the 2005-2008 annual general meetings of the Company regarding a cash dividend payment of not less than 85% of the distributable profit of the Company realized in the relevant year.	Under execution
Communications Holdings Huajian Transportation Jiangsu Communications Construction Group Co., Ltd. Jiangsu Communications Engineering Co., Ltd	These companies undertake that they shall bear all relevant expenses arising from the Share Segregation Reform as per their agreement.	Executed

(8) Appointment of Auditors

At the 2005 annual general meeting of the Company, it was approved that Deloitte Touche Tohmatsu CPA Limited and Deloitte Touche Tohmatsu would continue to be appointed as the domestic and international auditors of the Company for 2006. Auditing fees for the year will be determined in accordance with the workload of auditing work for the year.

(9) Regulatory Sanctions

During the reporting period, there was no punishment, reprimand or other public censors imposed against the Company, the Board or any of its directors by any regulatory authorities.

(10) Other Information Sources

Announcements of the Company were published in China Securities Journal, Shanghai Securities News, Hong Kong Economic Times and South China Morning Post. For details of the announcements, please refer to the publications on the said date or visit www.sse.com.cn, www.hkex.com.hk or www.jsexpressway.com.

No.	Publication Date	Item
1	20 February 2006	Indicative Announcement of the Meeting of Holders of Non-circulating A Shares
2	22 February 2006	Indicative Announcement of the Meeting of Holders of Non-circulating A Shares*#
3	24 February 2006	Indicative Announcement of the Meeting of Holders of Non-circulating A Shares*#
4	6 March 2006	Announcement of Investor On-line Roadshow for Share Segregation Reform*
5	6 March 2006	Notice of the Meeting of the Relevant Holders of A Shares in Respect of the Share Segregation Reform
6	15 March 2006	Announcement of the Delayed Disclosure of Adjustment to the Share Segregation Reform Proposal
7	22 March 2006	Announcement of the Delayed Meeting of the Relevant Holders of A Shares in Respect of the Share Segregation Reform*
8	7 April 2006	Announcement of the Share Registration Date and Date of the Meeting of the Relevant Holders of A Shares in Respect of the Share Segregation Reform*
9	7 April 2006	Announcement of Adjustments to the Share Segregation Reform Proposal





No.	Publication Date	Item
10	10 April 2006	Announcement of the Connected Transaction of 2006 Road Maintenance Service Contract between Guangjing Xicheng and Jiangsu Sundian
11	10 April 2006	Announcement of 2005 Annual Results
12	10 April 2006	Announcement of the 15th Meeting of the Fourth Session of the Board of Directors and Announcement of the 9th Meeting of the Fourth Session of the Supervisory Committee
13	12 April 2006	Indicative Announcement of the Meeting of the Relevant Holders of A Shares in Respect of the Share Segregation Reform*#
14	18 April 2006	Indicative Announcement of the Meeting of the Relevant Holders of A Shares in Respect of the Share Segregation Reform*#
15	19 April 2006	Announcement of the Approval of the Company's Share Segregation Reform Proposal by the State Asset Supervision and Administration Commission of the People's Government of the Jiangsu Province
16	20 April 2006	Notice of 2005 Annual General Meeting
17	25 April 2006	Announcement of the Voting Results of the Meeting of the Relevant Holders of A Shares in Respect of the Share Segregation Reform
18	2 May 2006	2006 First Quarterly Report
19	11 May 2006	Announcement of the Implementation of the Share Segregation Reform Proposal
20	2 June 2006	Announcement of the Transfer of Equity Interests in China Transportation HEAD New Technology (Shanghai) Co., Ltd.
21	6 June 2006	Announcement of the Resolutions of the 2005 Annual General Meeting
22	6 June 2006	Announcement of the Resolutions of the First Meeting of the Fifth Session of the Board of Directors and the First Meeting of the Fifth Session of the Supervisory Committee*
23	12 June 2006	Announcement of the Implementation of 2005 Profit Distribution Scheme*

* *Overseas regulatory announcement not published in Hong Kong newspapers*

\# *Repeated announcement*

This unaudited interim financial report, prepared according to the Hong Kong generally accepted accounting principles, has been reviewed by the Audit Committee of the Company.

Deloitte.
德勤

INDEPENDENT REVIEW REPORT
TO THE BOARD OF DIRECTORS OF JIANGSU EXPRESSWAY COMPANY LIMITED
(incorporated in the People's Republic of China with limited liability)

Introduction

We have been instructed by the directors of Jiangsu Expressway Company Limited (the "Company") to review the interim financial report set out on pages 39 to 54.

Respective responsibilities of directors and auditors

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with Hong Kong Accounting Standard 34 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Review work performed

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the Hong Kong Institute of Certified Public Accountants. A review consists principally of making enquiries of group management and applying analytical procedures to the interim financial report and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30 June 2006.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong
18 August 2006





CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE 2006

	NOTES	Six months ended	
		30.6.2006	30.6.2005
		RMB'000	RMB'000
		(Unaudited)	(Unaudited)
Revenue	4	**1,758,535**	954,864
Cost of sales and other direct operating costs		**(725,070)**	(390,031)
Gross profit		**1,033,465**	564,833
Other income		**17,829**	5,367
Administrative expenses		**(58,575)**	(65,285)
Finance costs	6	**(206,775)**	(56,427)
Share of results of associates		**63,108**	68,022
Loss on disposal of an associate		**(714)**	—
Profit before taxation	7	**848,338**	516,510
Taxation	8	**(260,145)**	(145,117)
Profit for the period		**588,193**	371,393
Attributable to:			
Equity holders of the Company		**570,167**	354,109
Minority interests		**18,026**	17,284
		588,193	371,393
Dividend	9	**730,473**	730,473
Earnings per share – Basic	10	**RMB0.11**	RMB0.07

CONDENSED CONSOLIDATED BALANCE SHEET

AT 30 JUNE 2006

	NOTES	30.6.2006 RMB'000 (Unaudited)	31.12.2005 RMB'000
Non-current assets			
Property, plant and equipment	11	**1,712,989**	2,565,049
Toll roads infrastructures	12	**19,842,972**	19,160,095
Prepaid lease payments		**1,250,842**	1,283,193
Interests in associates	13	**1,527,224**	1,576,787
Available for sale investments	14	**5,500**	3,000
Deferred tax assets		**7,983**	7,983
		24,347,510	24,596,107
Current assets			
Inventories		**12,757**	9,100
Prepayments and other receivables	15	**147,287**	54,435
Prepaid lease payments		**64,703**	64,703
Bank balances and cash		**1,041,539**	1,074,058
		1,266,286	1,202,296
Current liabilities			
Other payables		**179,157**	143,291
Construction costs payable		**1,926,632**	2,670,834
Tax liabilities		**140,665**	26,688
Dividend payable		**34,152**	24,206
Long-term borrowings – due within one year	16	**5,330**	6,643
Short-term borrowings	17	**5,020,006**	4,362,026
		7,305,942	7,233,688
Net current liabilities		**(6,039,656)**	(6,031,392)
Total assets less current liabilities		**18,307,854**	18,564,715
Non-current liabilities			
Long-term borrowings – due after one year	16	**4,837,990**	4,939,990
Net assets		**13,469,864**	13,624,725
Capital and reserves			
Share capital	18	**5,037,748**	5,037,748
Reserves		**8,009,763**	8,170,069
Equity attributable to equity holders of the Company		**13,047,511**	13,207,817
Minority interests		**422,353**	416,908
Total equity		**13,469,864**	13,624,725



CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2006

	Attributable to equity holders of the Company							
	Share capital	Share premium	Statutory surplus reserve	Statutory public welfare fund	Retained profits	Total	Minority interests	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
At 1 January 2005	5,037,748	5,730,454	617,028	308,515	1,576,517	13,270,262	413,464	13,683,726
Profit for the period and total income recognized	–	–	–	–	354,109	354,109	17,284	371,393
Dividends	–	–	–	–	(730,473)	(730,473)	–	(730,473)
Dividends paid to minority shareholders	–	–	–	–	–	–	(14,939)	(14,939)
At 30 June 2005	5,037,748	5,730,454	617,028	308,515	1,200,153	12,893,898	415,809	13,309,707
At 1 January 2006	5,037,748	5,730,454	705,619	352,811	1,381,185	13,207,817	416,908	13,624,725
Transfer *(note)*	–	–	352,811	(352,811)	–	–	–	–
Profit for the period and total income recognised	–	–	–	–	570,167	570,167	18,026	588,193
Dividends	–	–	–	–	(730,473)	(730,473)	–	(730,473)
Dividends paid to minority shareholders	–	–	–	–	–	–	(12,581)	(12,581)
At 30 June 2006	**5,037,748**	**5,730,454**	**1,058,430**	**–**	**1,220,879**	**13,047,511**	**422,353**	**13,469,864**

Note: In accordance with "Cai Qi [2006] No. 67, Notice of accounting treatment as a result of the implementation of the PRC Company Law", the balance of statutory public welfare fund at 31 December 2005 is transferred to the statutory surplus reserve. Further, effective from 1 January 2006, appropriation of the profit as reported under the People's Republic of China statutory financial statements to the statutory public welfare fund is no longer required.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE 2006

	Six months ended	
	30.6.2006	30.6.2005
	RMB'000	RMB'000
	(Unaudited)	(Unaudited)
Net cash generated from operating activities	**1,162,514**	575,144
Net cash used in investing activities		
(Decrease) increase of construction costs payable	**(744,202)**	78,468
Purchase of property, plant and equipment and toll road infrastructures	**(179,571)**	(1,975,455)
Other investing cash flows	**113,956**	97,964
Deposits paid for acquisition of toll highway operating rights	**—**	(750,000)
	(809,817)	(2,549,023)
Net cash (used in) generated from financing activities		
Dividends paid	**(733,108)**	(705,976)
Repayment of borrowings	**(553,313)**	(1,753,928)
Other financing cash flows	**(148,795)**	(71,365)
New borrowings raised	**1,050,000**	4,650,000
	(385,216)	2,118,731
Net (decrease) increase in cash and cash equivalents	**(32,519)**	144,852
Cash and cash equivalents at beginning of the period	**1,074,058**	524,774
Cash and cash equivalents at end of the period	**1,041,539**	669,626
Cash and cash equivalents at end of the period, represented by bank balances and cash	**1,041,539**	669,626





NOTES TO THE CONDENSED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2006

1. GENERAL

The Company was incorporated in the People's Republic of China (the "PRC") on 1 August 1992 as a joint stock limited company and its H shares and A shares are listed on The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange, respectively. Its ultimate holding company is Jiangsu Communications Holding Company Limited 江蘇交通控股有限公司 ("Jiangsu Communications"), a state-owned enterprise incorporated in the PRC. The addresses of the registered office and principal place of business of the Company are disclosed in the annual report.

The financial statements are presented in Renminbi, which is the same as the functional currency of the Company.

The principal activities of the Group are the investment, construction, operation and management of the Jiangsu section of Shanghai-Nanjing Expressway ("Shanghai-Nanjing Expressway"), the Shanghai-Nanjing section of the 312 National Highway (the "Nanjing-Shanghai Class 2 Highway"), Nanjing-Lianyungang Class 1 Highway-Nanjing Section ("Nanjing-Lianyungang Class 1 Highway") and other toll roads in Jiangsu Province, and the provision of passenger transport services and other supporting services along the toll roads.

2. BASIS OF PREPARATION

The condensed consolidated financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and with Hong Kong Accounting Standard 34 ("HKAS 34") "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA").

3. PRINCIPAL ACCOUNTING POLICIES

The condensed financial statements have been prepared on the historical cost basis.

The accounting policies used in the condensed financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2005, except as described below:

In current period, the Group has adopted all of the new and revised Hong Kong Reporting Standards ("HKFRSs"), Hong Kong Accounting Standards ("HKASs") and Interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the HKICPA that are effective for accounting periods beginning on or after 1 December 2005 or 1 January 2006. The adoption of these new HKFRSs has not resulted in any significant changes to the Group's accounting policies and has had no impact on the amounts reported for the current or prior periods.

The Group has not early applied the following new HKFRSs that have been issued but not yet effective. The Group anticipate that the application of these new HKFRSs will have no material impact on the financial position and results of the Group.

HKAS 1 (Amendment)	Capital disclosures[1]
HKFRS 7	Financial instruments: Disclosures[1]
HK(IFRIC) – INT 7	Applying the restatement approach under HKAS 29 Financial Reporting in Hyperinflationary Economies[2]
HK(IFRIC) – INT 8	Scope of HKFRS 2[3]
HK(IFRIC) – INT 9	Reassessment of embedded derivatives[4]

[1] Effective for annual periods beginning on or after 1 January 2007

[2] Effective for annual periods beginning on or after 1 March 2006

[3] Effective for annual periods beginning on or after 1 May 2006

[4] Effective for annual periods beginning on or after 1 June 2006





4. REVENUE

	Six months ended	
	30.6.2006	30.6.2005
	RMB'000	RMB'000
	(Unaudited)	(Unaudited)
Turnover comprises:		
Toll revenue	**1,518,418**	871,564
Sales of petrol	**196,194**	63,738
Sales of food and beverages	**40,960**	17,250
Emergency assistance income	**2,963**	2,312
	1,758,535	954,864

5. SEGMENT INFORMATION

All the Group's operations are located and carried out in the People's Republic of China (the "PRC"), and the principal activities of the Group are the operations and management of toll roads. Accordingly, no segment information by business and geographical segment is presented.

6. FINANCE COSTS

	Six months ended	
	30.6.2006	30.6.2005
	RMB'000	RMB'000
	(Unaudited)	(Unaudited)
Interest on bank and other borrowings wholly repayable:		
Within five years	**132,351**	109,511
Over five years	**74,424**	58,709
Total borrowing costs	**206,775**	168,220
Less: Amount capitalised	**—**	(111,793)
	206,775	56,427

7. PROFIT BEFORE TAXATION

	Six months ended	
	30.6.2006	30.6.2005
	RMB'000	RMB'000
	(Unaudited)	(Unaudited)
Profit before taxation has been arrived at after charging:		
Staff costs including directors' remuneration	**54,634**	51,551
Retirement benefits scheme contributions	**9,388**	8,431
Total staff costs	**64,022**	59,982
Cost of inventories recognised as expense	**233,282**	93,769
Depreciation of property, plant and equipment and toll roads infrastructures	**348,695**	221,341
Loss on derecognition of property, plant and equipment and toll roads infrastructures	**—**	4,996
Operating lease rental in respect of land use rights (included in cost of sales and other direct operating costs)	**32,351**	32,351
Share of tax of associates (included in share of results of associates)	**31,255**	27,665
and after crediting:		
Government subsidies received *(note)*	**1,810**	—
Interest income from bank deposits	**4,066**	2,731
Profit on derecognition of property, plant and equipment and toll roads and infrastructures	**174**	—

Note: Government grants of RMB1,810,000 have been received in the current period as an incentive payment to the Company's subsidiary, Jiangsu Sundian Engineering Co., Ltd. The incentive payment was unconditional and has been included in other income for the period.





8. TAXATION

	Six months ended	
	30.6.2006	30.6.2005
	RMB'000	RMB'000
	(Unaudited)	(Unaudited)
The charge comprises:		
Taxation attributable to the Company and its subsidiaries	**260,145**	145,117

The Company and its subsidiaries are subject to PRC income tax rate of 33% (Six months ended 30 June 2005: 33%) pursuant to the relevant PRC income tax laws.

No provision for Hong Kong Profits Tax has been made as the income neither arises, nor is derived from, Hong Kong.

9. DIVIDEND

During the period, the final dividend for 2005 of RMB0.145 (Six months ended 30 June 2005: 2004 final dividend of RMB0.145) per share had been approved by the shareholders in the general meeting.

The directors do not recommend the payment of an interim dividend (Six months ended 30 June 2005: Nil).



10. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the unaudited profit attributable to equity holders of the Company for the six months ended 30 June 2006 of RMB570,167,000 (Six months ended 30 June 2005: RMB 354,109,000) and 5,037,747,500 (Six months ended 30 June 2005: 5,037,747,500) ordinary shares in issue during the period.

No diluted earnings per share is presented as the Company has no potential ordinary shares outstanding for each of the six months ended 30 June 2006 and 30 June 2005.

11. PROPERTY, PLANT AND EQUIPMENT

	Buildings	Safety equipment	Communication and signalling equipment	Toll stations and ancillary equipment	Motor vehicles	Other machinery and equipment	Construction in progress	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
COST								
At 1 January 2006	862,500	336,873	252,917	317,389	173,070	292,843	1,121,070	3,356,662
Additions	340	118	65	294	580	767	177,407	179,571
Transfers	52,940	216,344	16,329	12,642	706	8,557	(1,240,358)	(932,840)
Disposals	–	–	–	–	–	(101)	–	(101)
At 30 June 2006	**915,780**	**553,335**	**269,311**	**330,325**	**174,356**	**302,066**	**58,119**	**2,603,292**
DEPRECIATION AND AMORTISATION								
At 1 January 2006	134,065	265,397	71,882	118,993	70,757	130,519	–	791,613
Provided for the period	18,493	21,822	13,021	19,184	9,107	17,105	–	98,732
Eliminated on disposals	–	–	–	–	–	(42)	–	(42)
At 30 June 2006	**152,558**	**287,219**	**84,903**	**138,177**	**79,864**	**147,582**	–	**890,303**
NET BOOK VALUES								
At 30 June 2006	**763,222**	**266,116**	**184,408**	**192,148**	**94,492**	**154,484**	**58,119**	**1,712,989**
At 1 January 2006	728,435	71,476	181,035	198,396	102,313	162,324	1,121,070	2,565,049

All the Group's buildings are situated in the PRC and held under medium-term land use rights.





12. TOLL ROADS INFRASTRUCTURES

	RMB'000
COST	
At 1 January 2006	20,769,347
Transfer	932,840
At 30 June 2006	**21,702,187**
DEPRECIATION	
At 1 January 2006	1,609,252
Provided for the period	249,963
At 30 June 2006	**1,859,215**
NET BOOK VALUES	
At 30 June 2006	**19,842,972**
At 31 December 2005	19,160,095

13. INTERESTS IN ASSOCIATES

Pursuant to a transfer agreement dated 30 May 2006, the Group transferred all of its equity interest in its associate, 上海中交海德交通科技股份有限公司 China Transportation HEAD New Technology (Shanghai) Co., Ltd. at a total consideration of RMB4,082,000 to 江蘇高速公路信息工程有限公司 Jiangsu Expressway Information Engineering Co., Ltd., a Company which is controlled by the ultimate holding company, 江蘇交通控股有限公司 Jiangsu Communications Holding Company Limited, resulting in a loss of RMB714,000.

14. AVAILABLE-FOR-SALE INVESTMENTS

The unlisted investments represent investments in unlisted equity securities. They are measured at cost less impairment at each balance sheet date because the range of reasonable fair value estimates is so significant that the directors of the Company are of the opinion that their fair value cannot be measured reliably.

15. PREPAYMENTS AND OTHER RECEIVABLES

	30.6.2006 RMB'000 (Unaudited)	31.12.2005 RMB'000 (Audited)
Prepayment for materials and equipment	**6,526**	5,513
Others	**145,497**	53,666
	152,023	59,179
Less: Accumulated impairment losses	**(4,736)**	(4,744)
	147,287	54,435

16. LONG-TERM BORROWINGS

	Maturity date	Effective interest rate		Carrying amount	
		30.6.2006	31.12.2005	**30.6.2006 RMB'000 (Unaudited)**	31.12.2005 RMB'000 (Audited)
Unsecured bank loans	2008-2016	**5.57%**	5.68%	**4,800,000**	4,900,000
USD denominated Spain government loans *(Note)*	2007-2026	**1.00%**	1.00%	**39,990**	39,990
USD denominated buyer's credit loans *(Note)*	2001-2006	**6.77%**	6.77%	**3,330**	6,643
				4,843,320	4,946,633





16. LONG-TERM BORROWINGS (Continued)

The maturity of the above fixed-rate loans is as follows:

	30.6.2006 RMB'000 (Unaudited)	31.12.2005 RMB'000 (Audited)
Within one year	**5,330**	6,643
More than one year but not exceeding two years	**201,999**	1,999
More than two years but not exceeding three years	**102,000**	201,999
More than three years but not exceeding four years	**1,202,000**	702,000
More than four years but not exceeding five years	**701,999**	1,202,000
More than five years	**2,629,992**	2,831,992
	4,843,320	4,946,633
Less: Amount due within one year included in current liabilities	**(5,330)**	(6,643)
Amount due after one year	**4,837,990**	4,939,990

All the bank loans are at fixed interest rates and expose the Group to fair value interest rate risk. The carrying amount of the above Group's bank loans approximates to their fair value.

The Group's borrowings that are denominated in currencies other the functional currencies of the relevant group entities are US$5,367,000 (31.12.2005: US$5,778,000).

Note: These long-term borrowings were guaranteed by the ultimate holding company, Jiangsu Communications, which is controlled by the PRC Government.

17. SHORT-TERM BORROWINGS

	30.6.2006	31.12.2005
	RMB'000	RMB'000
	(Unaudited)	(Audited)
Short-term bond	**3,970,006**	3,912,026
Unsecured bank loans	**1,050,000**	450,000
	5,020,006	4,362,026

During the year ended 31 December 2005, the Company issued short-term bond of RMB4,000,000,000 to selected banking institutions. The net receipt of the short-term bond by the Company amounted to RMB3,886,400,000 after netting off the prepaid interest of RMB113,600,000, which is unsecured, bears an effective interest at 2.92% per annum and of which, RMB2,000,000,000 will due for repayment on 22 September 2006 and the remaining RMB2,000,000,000 will due for repayment on 7 November 2006.

The bank loans are unsecured, repayable within one year and at fixed interest rates which expose the Group to fair value interest rate risk. The fair value of the above bank loans is estimated by discounting their future cash flows at the prevailing market borrowing rates based on the rates quoted by the People's Bank of China at the balance sheet date. The carrying amount of bank loans approximates to their fair value.





18. SHARE CAPITAL

	31.12.2005		Transfer		**30.6.2006**	
	Number of shares	Share capital RMB'000	Number of shares	Share capital RMB'000	**Number of shares**	**Share capital RMB'000**
1. Non-tradable shares	3,665,747,500	3,665,748	(3,665,747,500)	(3,665,748)	**–**	**–**
2. Restricted tradable shares	–	–	3,617,747,500	3,617,748	**3,617,747,500**	**3,617,748**
3. Tradable shares						
H shares	1,222,000,000	1,222,000	–	–	**1,222,000,000**	**1,222,000**
A shares	150,000,000	150,000	48,000,000	48,000	**198,000,000**	**198,000**
Total	5,037,747,500	5,037,748	–	–	**5,037,747,500**	**5,037,748**

In accordance with the Company's state share reform proposal adopted by the Company's shareholders' meeting on 24 April 2006, the shareholders of the non-tradable shares which comprise the state shares, state legal person shares and legal person shares, in return for the conversion of those non-tradable shares into restricted tradable shares, offer a 3.2 shares for every 10 "A" shares held by the then holders of A-shares. As a result, an aggregate of 48,000,000 non-tradable shares are transferred to the then holders of A-shares by the non-tradable shareholders, and these 48,000,000 non-tradable shares are granted trading status on 16 May 2006.

The formerly non-tradable shares were also converted into tradable shares but subject to certain restrictions in their sale.

The non-tradable shares, H shares and A shares have a par value of RMB 1 each and rank pari passu in all respects, except that ownership of non-tradable shares are restricted to PRC legal persons, while H shares can only be owned and traded by overseas investors and A shares can only be owned and traded by PRC investors.

19. OTHER COMMITMENTS

At 30 June 2006, the Group is committed to pay Ninglian Ningtong Management Office, an independent third party, a service charge at a fixed rate of 17% of the total toll revenue collected on Nanjing-Lianyungang Class 1 Highway - Nanjing Section per annum for a term of 30 years from 1 January 2000.

20. CAPITAL COMMITMENTS

	30.6.2006 RMB'000 (Unaudited)	31.12.2005 RMB'000 (Audited)
Commitments for the acquisition of property, plant and equipment contracted for but not provided in the financial statements	**4,493**	9,416

21. PARTICULARS OF SUBSIDIARIES OF THE COMPANY

Details of the Company's subsidiaries, all of which are limited liability companies, as at 30 June 2006 are as follows:

Name	Place of registration and operations	Paid up registered capital RMB	Proportion of registered capital held by the Company Directly	Indirectly	Principal activities
Jiangsu Guangjing Xicheng Expressway Co., Ltd.	Jiangsu, PRC	850,000,000	85.00%	—	Construction, management and operation of expressway
Jiangsu Ninghu Investment Development Co., Ltd.	Jiangsu, PRC	100,000,000	95.00%	—	Infrastructure and industrial investments
Jiangsu Sundian Engineering Co., Ltd.	Jiangsu, PRC	35,000,000	—	95.50%	Construction and maintenance of expressway
Kunshan Feng Yuan Real Estate Development Co., Ltd.	Jiangsu, PRC	11,319,427	—	100%	Inactive
Tong Yuan Trading Limited	Hong Kong, PRC	—	—	100%	Inactive

Kuanshan Feng Yuan Real Estate Development Co., Ltd. ("Feng Yuan") and Tong Yuan Trading Limited ("Tong Yuan") were newly established during the six months ended 30 June 2006. Feng Yuan and Tong Yuan were all set up and funded by the subsidiary of the Company, Jiangsu Ninghu Investment Development Co., Ltd.

None of the subsidiaries had issued any debt securities at the end of the period.



VIII. Documents Available for Inspection

(1) Copies of the interim report signed by the Chairman.

(2) Financial reports signed and sealed by the unit heads and the chief accounting officer of the Company.

(3) All the public disclosure documents published in the designated press during the reporting period.

(4) The articles of association of the Company.

(5) Interim reports released in other securities markets.

(6) Other relevant information.

By order of the Board
Shen Chang Quan
Chairman

18 August 2006

Confirmation Opinion to 2006 Interim Report by Directors and Senior Management

The Company's directors and senior management hereby confirm in writing that they have reviewed the interim report for the year and are of the opinion that there are no false representations or misleading statements contained in, or material omissions from this report; and that they shall be severally and jointly accept responsibility for the truthfulness, accuracy and completeness of the content of this report.

Directors

Shen Chang Quan

Xie Jia Quan

Zhang Wen Sheng

Sun Hong Ning

Chen Xiang Hui

Fan Yu Shu

Cui Xiao Long

Chang Yung Tsung

Fang Hung, Kenneth

Yang Xiong Sheng

Fan Chong Lai

Senior Management Members

Wu Zan Ping

Qian Yong Xiang

Liu Wei

Yao Yong Jia

Jiangsu Expressway Company Limited

18 August 2006





江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(established in the PRC with limited liability)
(Code: 177)

ANNOUNCEMENT OF THE RESOLUTION OF THE 2006 FIRST EXTRAORDINARY GENERAL MEETING

This announcement is made pursuant to the disclosure obligations under Rule 13.39(5) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The 2006 First Extraordinary General Meeting (the "EGM") of Jiangsu Expressway Company Limited (the "Company") was held at Jiangsu Communications Building, 69 Shigu Road, Nanjing, Jiangsu, the PRC at 9:00 a.m. on Monday, 4 September 2006. The EGM was attended by four shareholders either in person or by proxy. The shareholders who attended the EGM, either in person or by proxy, represented 4,534,528,159 voting shares, representing 90.0169% of the Company's total issued share capital of 5,037,747,500 shares, which was in compliance with the quorum required by the Company's articles of association. The EGM was presided by the Chairman, Mr Shen Chang Quan.

The following special resolution was considered and passed at the EGM:

"THAT the Special Revenue Asset Management Scheme to be backed by the Shanghai-Nanjing Expressway toll revenue in a designated period in the future which is equivalent to a pre-determined sum to raise up to RMB4,000,000,000 with a scheme period of not exceeding five years be approved AND THAT the board of Directors of the Company and the management of the Company be and are hereby authorized to determine matters in relation to the Special Revenue Asset Management Scheme having regards to the market conditions and the needs of the Company, including but not limited to, the final amount of the asset-backed notes issued, terms of maturity and interest rates, and to take all necessary actions for the purpose of executing the Special Revenue Asset Management Scheme."

The results of the voting by all shareholders attending the EGM on the resolution were as follows: among the 4,534,528,159 voting shares, 4,534,528,159 shares voted for the resolution, representing 100% of the shares with valid voting rights present at the meeting. There were no shareholders who had to abstain from voting or could only vote against the resolution pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Deloitte Touche Tohmatsu, auditors of the Company, acted as scrutineer who monitored the counting of the votes for the relevant resolution at the EGM.

The EGM was witnessed by Mr. Ju Jianping, solicitor at Jiangsu Shiji Tongren Law Office, who then provided a legal opinion. Based on the abovementioned facts, Mr. Ju Jianping, solicitor, is of the opinion that the procedures for convening the EGM, the qualifications for the person who convened the meeting and for those who attended the meeting, the procedures for the voting and the results of the voting are legal and valid.

By Order of the Board
Yao Yong Jia
Secretary to the Board

Nanjing, the PRC, 4 September 2006

The directors of the Company as at the date of this announcement are Shen Chang Quan, Sun Hong Ning, Chen Xiang Hui, Zhang Wen Sheng, Xie Jia Quan, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung, Fang Hung, Kenneth*, Yang Xiong Sheng* and Fan Chong Lai*.*

* *Independent non-executive directors*





江蘇寧滬高速公路股份有限公司

JIANGSU EXPRESSWAY COMPANY LIMITED

(established in the PRC with limited liability)

(Stock Code: 177)

2006 Third Quarterly Report

(Overseas Regulatory Announcement)

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1. IMPORTANT

1.1 The board (the "Board") and the directors of Jiangsu Expressway Company Limited (the "Company") warrant that there are no false representations or misleading statements contained in, or material omissions from, this report, and jointly and severally accept responsibility for the truthfulness, accuracy and completeness of the content of this report.

1.2 Mr. Zhang Wen Sheng, director, did not attend the Board meeting. He had appointed Mr. Shen Chang Quan, Chairman, to vote on his behalf. Independent non-executive director Mr. Fang Hung, Kenneth did not attend the Board meeting. He had appointed Mr. Yang Xiong Sheng, independent non-executive director, to vote on his behalf.

1.3 This quarterly report is prepared in accordance with the regulations on Disclosure of Information in Quarterly Reports for Listed Companies by the China Securities Regulatory Commission. This report is published simultaneously in the People's Republic of China (the "PRC") and Hong Kong. All financial information set out in this quarterly report has been prepared in accordance with PRC Accounting Standards for Business Enterprises ("PRC Accounting Standards"). Shareholders of the Company and public investors should be aware of the risks of investment when trading in shares.

1.4 The financial statements in this 2006 third quarterly report are **unaudited** and have been reviewed by the Audit Committee of the Company.

1.5 Mr. Shen Chang Quan, Chairman of the Company, Mr. Xie Jia Quan, General Manager, and Madam Liu Wei, Financial Controller, warrant the truthfulness and completeness of the financial statements in this quarterly report.

2. BASIC INFORMATION OF THE COMPANY

2.1 Basic Corporate Information

<table>
<tr><th colspan="2"></th><th>A Shares</th><th>H Shares</th><th>ADR</th></tr>
<tr><td colspan="2">Abbreviation of Stock Name</td><td>寧滬高速</td><td>江蘇寧滬</td><td>JEXWW</td></tr>
<tr><td colspan="2">Stock Code</td><td>600377</td><td>0177</td><td>477373104</td></tr>
<tr><td></td><td colspan="2">Secretary to the Board</td><td colspan="2">Securities Officers</td></tr>
<tr><td>Name</td><td colspan="2">Yao Yong Jia</td><td colspan="2">Jiang Tao and Lou Qing</td></tr>
<tr><td>Correspondence Address</td><td colspan="4">Jiangsu Communications Buildings, 69 Shigu Road,
Nanjing, Jiangsu, the PRC</td></tr>
<tr><td>Telephone Number</td><td colspan="2">8625-84469332</td><td colspan="2">8625-84200999
(ext. 4706, 4716)</td></tr>
<tr><td>Fax Number</td><td colspan="4">8625-8446 6643</td></tr>
<tr><td>E-mail Address</td><td colspan="4">nhgs@jsexpressway.com</td></tr>
</table>

2.2 Financial Information

2.2.1 Major accounting data and financial indicators

Unit: RMB'000

	End of the reporting period (unaudited)	**End of last reporting year (audited)**	**% increase/ (decrease) at end of the reporting period compared to end of last reporting year**
Total assets	27,061,577	27,223,147	-0.59%
Shareholders' equity (excluding minority interests)	14,762,778	14,632,560	0.89%
Net assets per share (RMB)	2.93	2.90	0.89%
Adjusted net assets per share (RMB)	2.93	2.90	0.89%
	The reporting period (unaudited)	**Beginning of the year to end of the reporting period (unaudited)**	**% increase (decrease) for the reporting period compared to the corresponding period of the previous year**
Net cash flow from operating activities	619,924	1,786,513	123.48
Earnings per share (RMB)	0.06	0.17	94.14
Return on net assets (%)	2.11	5.83	increase 1.00 percentage point
Return on net assets after deduction of non-recurring profit/loss (%)	2.11	5.84	increase 0.97 percentage point
Non-recurring profit/loss (unaudited)			**Amount**
Profit from disposal of fixed assets			174
Loss from disposal of long-term equity investment			-714
Government grants			1,810
Others			-2,939
Effect of income tax			1,148
Total			-521

2.2.2 Income statement (unaudited)

Unit: RMB

Item	Consolidated		The Company	
	The reporting period (Jul- Sep)	Corresponding period of the previous year (Jul-Sep)	The reporting period (Jul-Sep)	Corresponding period of the previous year (Jul-Sep)
1. Revenue from principal business	1,083,311,906	518,516,077	934,520,416	378,430,785
Less: Costs of principal business	457,245,657	204,897,455	417,183,177	146,826,778
Principal business tax and levy	29,676,353	17,939,829	24,893,616	13,601,873
2. Gross profit from principal business	596,389,896	295,678,793	492,443,623	218,002,134
Add: Other operating profit	1,575,466	754,009	—	—
Less: Operating expenses	—	—	—	—
General and administrative expenses	48,263,691	44,749,262	44,100,484	40,003,929
Financial expenses	112,993,456	51,660,874	109,869,520	52,106,223
3. Profit from operations	436,708,215	200,022,666	338,473,619	125,891,982
Add: Investment income	26,623,674	37,719,644	78,466,337	76,803,631
Subsidy income	—	800,000	—	—
Non-operating income	3,373,756	1,879,237	3,362,706	2,607,830
Less: Non-operating expenses	2,758,204	3,001,379	2,390,129	2,357,136
4. Profit before tax	463,947,441	237,420,168	417,912,533	202,946,307
Less: Income tax	142,141,802	69,036,149	107,242,379	42,352,029
Minority interests	10,079,269	7,816,525	—	—
Add: Unrecognized investment loss	—	—	—	—
5. Net profit	311,726,370	160,567,494	310,670,154	160,594,278

Unit: RMB

Item	Consolidated		The Company	
	The reporting period (Jan- Sep)	**Corresponding period of the previous year (Jan-Sep)**	**The reporting period (Jan-Sep)**	**Corresponding period of the previous year (Jan-Sep)**
1. Revenue from principal business	2,898,191,167	1,522,261,097	2,466,588,415	1,128,352,169
Less: Costs of principal business	1,165,275,837	578,837,728	1,025,134,838	453,426,896
Principal business tax and levy	86,020,632	66,820,601	72,055,126	50,286,624
2. Gross profit from principal business	1,646,894,698	876,602,768	1,369,398,451	624,638,649
Add: Other operating profit	6,697,938	-1,533,159	—	—
Less: Operating expenses	—	—	—	—
General and administrative expenses	129,760,419	132,003,909	117,683,478	117,646,068
Financial expenses	315,702,621	105,356,163	317,825,754	111,577,060
3. Profit from operations	1,208,129,596	637,709,537	933,889,219	395,415,521
Add: Investment income	84,084,476	100,181,055	236,447,207	233,818,311
Subsidy income	1,810,000	800,000	—	—
Non-operating income	9,139,423	6,364,827	8,763,123	5,726,855
Less: Non-operating expenses	12,078,689	13,273,429	9,570,535	11,190,169
4. Profit before tax	1,291,084,806	731,781,990	1,169,529,014	623,770,518
Less: Income tax	402,287,112	214,153,170	308,756,705	130,584,833
Minority interests	28,105,738	25,100,990	—	—
Add: Unrecognized investment loss	—	—	—	—
5. Net profit	860,691,956	492,527,830	860,772,309	493,185,685

2.3 Total number of shareholders as at the end of the reporting period and shareholding of the top ten holders of circulating shares

Unit: share

Total number of shareholders at the end of the reporting period		**39,748**
Top ten holders of circulating shares not subject to selling restrictions		
Name of shareholder	**Number of shares held as at the end of the reporting period**	**Type of shares**
Genesis Fund Managers, LLP	190,666,372	Overseas-listed foreign shares
JPMorgan Chase & Co.	110,126,700	Overseas-listed foreign shares
UBS AG	80,048,000	Overseas-listed foreign shares
Sumitomo Mitsui Asset Management Limited	73,680,000	Overseas-listed foreign shares
HSBC Halbis Partners (Hong Kong) Limited	69,738,000	Overseas-listed foreign shares
Galaxy Securities Co., Ltd. (銀河證券有限責任公司)	22,706,068	RMB-denominated ordinary shares
Winner Glory Development Ltd	12,000,000	Overseas-listed foreign shares
Ping An Life Insurance Company of China (中國平安人壽保險股份有限公司)	3,100,699	RMB-denominated ordinary shares
國際金融 - 渣打 -CITIGROUP GLOBAL MARKETS LIMITED	1,426,941	RMB-denominated ordinary shares
Xinghe Securities Investment Fund (興和證券投資基金)	1,379,670	RMB-denominated ordinary shares

3. MANAGEMENT DISCUSSION AND ANALYSIS

3.1 Brief Analysis on the Overall Situation of the Company's Operating Activities during the Reporting Period

During the third quarter of 2006, various business operations of the Group continued the recovering growth trend of the first half of the year. As traffic volume on the Group's road and bridge assets gradually entered into the seasonable peak growth period — in particular the accelerated traffic recovery of the core asset, the 8-lane Shanghai-Nanjing Expressway, the Group has achieved much better operating results during the reporting period. Meanwhile, the new management mode for the operation and management of the new 8-lane expressway has achieved fruitful results, with well organized road traffic and safety, smooth traffic in each toll gate area and overall orderly operations.

During the third quarter, the overall traffic volume and revenue levels were further enhanced owing to an accelerated recovering growth of truck traffic on Shanghai-Nanjing Expressway. The average daily traffic volume and average daily toll revenue between July and September reached 40,555 vehicles and RMB7,450,100, respectively, representing increases of approximately 8.97% and 18.45%, respectively, as compared to the period between January and June this year. Among the composition of vehicle categories, the proportion of truck traffic during the third quarter was approximately 32.03% on average, accounting for approximately 50.75% of the revenue on average, which has basically returned to the normal level before traffic diversions during the expansion period.

From January to September, toll revenue realized on Shanghai-Nanjing Expressway was approximately RMB1,823,825,000, accounting for approximately 62.47% of the total revenue of the Group. Average daily toll revenue amounted to approximately RMB6,680,700, a significant surge of approximately 143.45% over the corresponding period of 2005, of which revenue from passenger vehicles accounted for approximately 55.81% of the total toll revenue, while revenue from trucks accounted for approximately 44.19%. Average daily traffic volume was 38,340 vehicles, an increase of approximately 87.48% over the corresponding period of 2005, of which the traffic volume of passenger vehicles accounted for approximately 72.36%, while the traffic volume of trucks accounted for approximately 27.64%.

The traffic volume on the Shanghai-Nanjing Section of G312 continued to slide due to diversions of some of the traffic to Shanghai-Nanjing Expressway, with average daily traffic volume of 30,072 vehicles and average daily toll revenue of RMB520,600 being recorded during the third quarter, representing decreases of approximately 10.48% and 13.16%, respectively, as compared to the period between January and June this year. From January to September, the average daily traffic volume and toll revenue on the Shanghai-Nanjing Section of G312 were 32,405 vehicles and RMB572,900, respectively, representing decreases of approximately 22.23% and 28.58%, respectively, as compared to the corresponding period of 2005.

Other road and bridge assets which the Company owns or in which it has equity investments, including Nanjing Section of Nanjing-Lianyungang Highway, Guangjing Expressway, Xicheng Expressway, Sujiahang Expressway and Jiangyin Yangtze Bridge, continued to maintain the trends of the first half of the year. Except for Nanjing-Lianyungang Highway and Xicheng Expressway which saw more outstanding performance, the operations of other roads remained stable.

Data of average daily traffic volumes and average daily toll revenues of various roads and bridges during January - September 2006:

Expressway or bridge operation	Average daily traffic volume (Vehicle/Day)	Growth over the corresponding period of the previous year (%)	Average daily toll revenue (RMB'000/Day)	Growth over the corresponding period of the previous year (%)
Jiangsu Section of Shanghai - Nanjing Expressway	38,340	87.48	6,680.7	143.45
Shanghai-Nanjing Section of G312	32,405	-22.23	572.9	-28.58
Nanjing Section of Nanjing - Lianyungang Highway	14,335	20.90	284.9	32.20
Guangjing Expressway	35,470	7.95	632.5	-1.08
Xicheng Expressway	31,085	26.03	903.7	30.27
Jiangyin Yangtze Bridge	37,235	8.90	2,132.0	2.21
Sujiahang Expressway	18,265	8.36	1,456.0	-5.99

According to the PRC Accounting Standards, the Group realized an operating revenue of approximately RMB1,089,797,000 in the third quarter of 2006, a surge of approximately 109.37% over the corresponding period of the previous year. Net profit of approximately RMB311,726,000 was realized, a surge of approximately 94.14% over the corresponding period of the previous year.

From January to September 2006, the Group realized an operating revenue of approximately RMB2,919,386,000, representing an increase of approximately 89.47% over the corresponding period of the previous year, of which revenue from toll roads and bridges — the principal business — was approximately RMB2,898,191,000, an increase of approximately 90.39% over the corresponding period of the pervious year. Revenue from other business operations was approximately RMB21,195,000, representing an increase of approximately 14.02% over the corresponding period of the previous year. Investment income amounted to approximately RMB84,084,000, a decrease of approximately 16.07% over the corresponding period of the previous year. Net profit was approximately RMB860,692,000, while earnings per share was approximately RMB0.17, an increase of approximately 74.75% over the corresponding period of the pervious year.

As at 30 September 2006, total assets of the Group amounted to RMB27,061,577,000, while total liabilities amounted to RMB11,881,524,000, with the gearing ratio being approximately 43.91%. Minority interests amounted to RMB417,275,000, while shareholders' equity amounted to RMB14,762,778,000. Balance of loans amounted to approximately RMB9,734,117,000.

The expansion work of Shanghai-Nanjing Expressway has already entered into a phase of physical assets handover and final construction audit of the project. As at 30 September 2006, an aggregate of approximately RMB9.443 billion had been injected into the expansion project of Shanghai-Nanjing Expressway, while the balance would be settled in full upon completion of the final construction audit of the project.

3.1.1 Principal operating activities or products accounting for more than 10% of revenue or profit from principal business

☑ Applicable ☐ Not applicable

Unit: RMB'000

Segment	**Revenue from principal business**	**Costs of principal business**	**Gross profit margin (%)**
Shanghai-Nanjing Expressway	1,823,825	396,315	78.27
Guangjing Xicheng Expressways	419,385	125,010	70.19
Ancillary Services	420,815	423,134	-0.55

3.1.2 Seasonal or cyclical characteristics of the Company's operation

☐ Applicable ☑ Not applicable

3.1.3 Structure of the Group's profit contributions during the reporting period

☑ Applicable ☐ Not applicable

Unit: RMB'000

Item	**Jul-Sep 2006**	**As a percentage to total profit (%)**	**Jan- Jun 2006**	**As a percentage to total profit (%)**
Profit from principal business	596,390	128.55%	1,050,505	127.00%
Other operating profit	1,575	0.34%	5,122	0.62%
Expenses for the period	-161,257	-34.76%	-284,206	-34.36%
Investment income	26,624	5.74%	57,461	6.95%
Subsidy income	—	—	1,810	0.22%
Non-operating income/expenses, net	616	0.13%	-3,555	-0.43%
Profit before taxation	463,948	100.00%	827,137	100.00%

3.1.4 Circumstances and reasons for substantial changes in principal business and its structure compared to the previous reporting period

☐ Applicable ☑ Not applicable

3.1.5 Circumstances and reasons for substantial changes in the profitability (gross profit margin) of the principal business compared to the previous reporting period

☐ Applicable ☑ Not applicable

3.2 Analysis of impact of major events and solutions

☑ Applicable ☐ Not applicable

1. **Asset-backed Notes Special Revenue Asset Management Scheme**

The proposed implementation of the Asset-backed Notes Special Revenue Asset Management Scheme to be backed by the Shanghai-Nanjing Expressway's toll revenue within a designated period in the future has been considered and approved at the second session of the Fifth Board Meeting on 12 July 2006 and at the First Extraordinary General Meeting on 4 September 2006, for raising up to RMB4 billion with a period of not exceeding five years. In accordance with the relevant procedures, the scheme has been submitted to the China Securities Regulatory Commission pending approval.

3.3 Accounting policy, accounting estimation, changes in the scope of consolidation and major accounting errors and its reasons

☐ Applicable ☑ Not applicable

3.4 Explanation of the Board and the Supervisory Committee in relation to "disclaimer of opinion" given in audited reports

☐ Applicable ☑ Not applicable

3.5 Warning and explanation in the forecast of the possible aggregate net profits from the beginning of the year to the end of the next reporting period becoming a loss or undergoing significant changes compared to the corresponding period of the previous year

☐ Applicable ☑ Not applicable

3.6 Rolling adjustments of the Company to the annual operating plans or budget as disclosed

☐ Applicable ☑ Not applicable

3.7 Special undertakings made by the original Non-circulating Shareholders during the process of the Share Segregation Reform and their implementation:

Name of shareholder	Special undertaking	Implementation of undertaking
Jiangsu Communications Holdings Company Limited Huajian Transportation Economic Development Centre	1. Within 60 months from the day on which the listing status is granted, the original non-circulating shares of the Company held by the two companies will not be traded on the Shanghai Stock Exchange. 2. The two companies will put forward and vote for a proposal at each of the 2005-2008 annual general meetings of the Company regarding a cash dividend payment of not less than 85% of the distributable profit of the Company realized in the relevant year.	Being implemented
Jiangsu Communications Holdings Company Limited Huajian Transportation Economic Development Centre Jiangsu Communications Construction Group Co., Ltd. Jiangsu Communications Engineering Co., Ltd.	These companies undertake that they shall bear all relevant expenses arising from the Share Segregation Reform as per their agreement.	Completed

For and on behalf of
Jiangsu Expressway Company Limited
Shen Chang Quan
Legal Representative

Nanjing, the PRC, 26 October 2006

The directors of the Company as at the date of this announcement are Shen Chang Quan, Sun Hong Ning, Chen Xiang Hui, Zhang Wen Sheng, Xie Jia Quan, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung, Fang Hung, Kenneth*, Fan Chong Lai* and Yang Xiong Sheng**

* *Independent non-executive directors*

Please also refer to the published version of this announcement in South China Morning Post.



Jiangsu Expressway Company Limited

(Hong Kong Stock Exchange Stock Code: 177)

2006

Third Quarterly Report

expanded capacity

Expanded Future

1. IMPORTANT

1.1 The board (the "Board") and the directors of Jiangsu Expressway Company Limited (the "Company") warrant that there are no false representations or misleading statements contained in, or material omissions from, this report, and jointly and severally accept responsibility for the truthfulness, accuracy and completeness of the content of this report.

1.2 Mr. Zhang Wen Sheng, director, did not attend the Board meeting. He had appointed Mr. Shen Chang Quan, Chairman, to vote on his behalf. Independent non-executive director Mr. Fang Hung, Kenneth did not attend the Board meeting. He had appointed Mr. Yang Xiong Sheng, independent non-executive director, to vote on his behalf.

1.3 This quarterly report is prepared in accordance with the regulations on Disclosure of Information in Quarterly Reports for Listed Companies by the China Securities Regulatory Commission. This report is published simultaneously in the People's Republic of China (the "PRC") and Hong Kong. All financial information set out in this quarterly report has been prepared in accordance with PRC Accounting Standards for Business Enterprises ("PRC Accounting Standards"). Shareholders of the Company and public investors should be aware of the risks of investment when trading in shares.

1.4 The financial statements in this 2006 third quarterly report are unaudited and have been reviewed by the Audit Committee of the Company.

1.5 Mr. Shen Chang Quan, Chairman of the Company, Mr. Xie Jia Quan, General Manager, and Madam Liu Wei, Financial Controller, warrant the truthfulness and completeness of the financial statements in this quarterly report.

2. BASIC INFORMATION OF THE COMPANY

2.1 Basic Corporate Information

	A Shares	H Shares	ADR
Abbreviation of Stock Name	寧滬高速	江蘇寧滬	JEXWW
Stock Code	600377	0177	477373104

	Secretary to the Board	Securities Officers
Name	Yao Yong Jia	Jiang Tao and Lou Qing
Correspondence Address	Jiangsu Communications Buildings, 69 Shigu Road, Nanjing, Jiangsu, the PRC	
Telephone Number	8625-84469332	8625-84200999 (ext. 4706, 4716)
Fax Number	8625-8446 6643	
E-mail Address	nhgs@jsexpressway.com	

2.2 Financial Information

2.2.1 Major accounting data and financial indicators

Unit: RMB'000

	End of the reporting period (unaudited)	End of last reporting year (audited)	% increase/ (decrease) at end of the reporting period compared to end of last reporting year
Total assets	27,061,577	27,223,147	-0.59
Shareholders' equity (excluding minority interests)	14,762,778	14,632,560	0.89
Net assets per share (RMB)	2.93	2.90	0.89
Adjusted net assets per share (RMB)	2.93	2.90	0.89

	The reporting period (unaudited)	Beginning of the year to end of the reporting period (unaudited)	% increase (decrease) for the reporting period compared to the corresponding period of the previous year
Net cash flow from operating activities	619,924	1,786,513	123.48
Earnings per share (RMB)	0.06	0.17	94.14
Return on net assets (%)	2.11	5.83	increase 1.00 percentage point
Return on net assets after deduction of non-recurring profit/loss (%)	2.11	5.84	increase 0.97 percentage point

Non-recurring profit/loss (unaudited)	**Amount**
Profit from disposal of fixed assets	174
Loss from disposal of long-term equity investment	-714
Government grants	1,810
Others	-2,939
Effect of income tax	1,148
Total	-521

2.2.2 Income statement (unaudited)

Unit: RMB

Item	Consolidated		The Company	
	The reporting period (Jul- Sep)	Corresponding period of the previous year (Jul-Sep)	The reporting period (Jul-Sep)	Corresponding period of the previous year (Jul-Sep)
1. Revenue from principal business	1,083,311,906	518,516,077	934,520,416	378,430,785
Less: Costs of principal business	457,245,657	204,897,455	417,183,177	146,826,778
Principal business tax and levy	29,676,353	17,939,829	24,893,616	13,601,873
2. Gross profit from principal business	596,389,896	295,678,793	492,443,623	218,002,134
Add: Other operating profit	1,575,466	754,009	—	—
Less: Operating expenses	—	—	—	—
General and administrative expenses	48,263,691	44,749,262	44,100,484	40,003,929
Financial expenses	112,993,456	51,660,874	109,869,520	52,106,223
3. Profit from operations	436,708,215	200,022,666	338,473,619	125,891,982
Add: Investment income	26,623,674	37,719,644	78,466,337	76,803,631
Subsidy income	—	800,000	—	—
Non-operating income	3,373,756	1,879,237	3,362,706	2,607,830
Less: Non-operating expenses	2,758,204	3,001,379	2,390,129	2,357,136
4. Profit before tax	463,947,441	237,420,168	417,912,533	202,946,307
Less: Income tax	142,141,802	69,036,149	107,242,379	42,352,029
Minority interests	10,079,269	7,816,525	—	—
Add: Unrecognized investment loss	—	—	—	—
5. Net profit	311,726,370	160,567,494	310,670,154	160,594,278

Unit: RMB

Item	Consolidated		The Company	
	The reporting period (Jan- Sep)	Corresponding period of the previous year (Jan-Sep)	The reporting period (Jan-Sep)	Corresponding period of the previous year (Jan-Sep)
1. Revenue from principal business	2,898,191,167	1,522,261,097	2,466,588,415	1,128,352,169
Less: Costs of principal business	1,165,275,837	578,837,728	1,025,134,838	453,426,896
Principal business tax and levy	86,020,632	66,820,601	72,055,126	50,286,624
2. Gross profit from principal business	1,646,894,698	876,602,768	1,369,398,451	624,638,649
Add: Other operating profit	6,697,938	-1,533,159	—	—
Less: Operating expenses	—	—	—	—
General and administrative expenses	129,760,419	132,003,909	117,683,478	117,646,068
Financial expenses	315,702,621	105,356,163	317,825,754	111,577,060
3. Profit from operations	1,208,129,596	637,709,537	933,889,219	395,415,521
Add: Investment income	84,084,476	100,181,055	236,447,207	233,818,311
Subsidy income	1,810,000	800,000	—	—
Non-operating income	9,139,423	6,364,827	8,763,123	5,726,855
Less: Non-operating expenses	12,078,689	13,273,429	9,570,535	11,190,169
4. Profit before tax	1,291,084,806	731,781,990	1,169,529,014	623,770,518
Less: Income tax	402,287,112	214,153,170	308,756,705	130,584,833
Minority interests	28,105,738	25,100,990	—	—
Add: Unrecognized investment loss	—	—	—	—
5. Net profit	860,691,956	492,527,830	860,772,309	493,185,685

2.3 Total number of shareholders as at the end of the reporting period and shareholding of the top ten holders of circulating shares

Unit: share

Total number of shareholders at the end of the reporting period		**39,748**
Top ten holders of circulating shares not subject to selling restrictions		
Name of shareholder	**Number of shares held as at the end of the reporting period**	**Type of shares**
Genesis Fund Managers, LLP	190,666,372	Overseas-listed foreign shares
JPMorgan Chase & Co.	110,126,700	Overseas-listed foreign shares
UBS AG	80,048,000	Overseas-listed foreign shares
Sumitomo Mitsui Asset Management Limited	73,680,000	Overseas-listed foreign shares
HSBC Halbis Partners (Hong Kong) Limited	69,738,000	Overseas-listed foreign shares
Galaxy Securities Co., Ltd. (銀河證券有限責任公司)	22,706,068	RMB-denominated ordinary shares
Winner Glory Development Ltd	12,000,000	Overseas-listed foreign shares
Ping An Life Insurance Company of China (中國平安人壽保險股份有限公司)	3,100,699	RMB-denominated ordinary shares
國際金融－渣打－CITIGROUP GLOBAL MARKETS LIMITED	1,426,941	RMB-denominated ordinary shares
Xinghe Securities Investment Fund (興和證券投資基金)	1,379,670	RMB-denominated ordinary shares

3. MANAGEMENT DISCUSSION AND ANALYSIS

3.1 Brief Analysis on the Overall Situation of the Company's Operating Activities during the Reporting Period

During the third quarter of 2006, various business operations of the Group continued the recovering growth trend of the first half of the year. As traffic volume on the Group's road and bridge assets gradually entered into the seasonable peak growth period — in particular the accelerated traffic recovery of the core asset, the 8-lane Shanghai-Nanjing Expressway, the Group has achieved much better operating results during the reporting period. Meanwhile, the new management mode for the operation and management of the new 8-lane expressway has achieved fruitful results, with well organized road traffic and safety, smooth traffic in each toll gate area and overall orderly operations.

During the third quarter, the overall traffic volume and revenue levels were further enhanced owing to an accelerated recovering growth of truck traffic on Shanghai-Nanjing Expressway. The average daily traffic volume and average daily toll revenue between July and September reached 40,555 vehicles and RMB7,450,100, respectively, representing increases of approximately 8.97% and 18.45%, respectively, as compared to the period between January and June this year. Among the composition of vehicle categories, the proportion of truck traffic during the third quarter was approximately 32.03% on average, accounting for approximately 50.75% of the revenue on average, which has basically returned to the normal level before traffic diversions during the expansion period.

From January to September, toll revenue realized on Shanghai-Nanjing Expressway was approximately RMB1,823,825,000, accounting for approximately 62.47% of the total revenue of the Group. Average daily toll revenue amounted to approximately RMB6,680,700, a significant surge of approximately 143.45% over the corresponding period of 2005, of which revenue from passenger vehicles accounted for approximately 55.81% of the total toll revenue, while revenue from trucks accounted for approximately 44.19%. Average daily traffic volume was 38,340 vehicles, an increase of approximately 87.48% over the corresponding period of 2005, of which the traffic volume of passenger vehicles accounted for approximately 72.36%, while the traffic volume of trucks accounted for approximately 27.64%.

The traffic volume on the Shanghai-Nanjing Section of G312 continued to slide due to diversions of some of the traffic to Shanghai-Nanjing Expressway, with average daily traffic volume of 30,072 vehicles and average daily toll revenue of RMB520,600 being recorded during the third quarter, representing decreases of approximately 10.48% and 13.16%, respectively, as compared to the period between January and June this year. From January to September, the average daily traffic volume and toll revenue on the Shanghai-Nanjing Section of G312 were 32,405 vehicles and RMB572,900, respectively, representing decreases of approximately 22.23% and 28.58%, respectively, as compared to the corresponding period of 2005.

Other road and bridge assets which the Company owns or in which it has equity investments, including Nanjing Section of Nanjing-Lianyungang Highway, Guangjing Expressway, Xicheng Expressway, Sujiahang Expressway and Jiangyin Yangtze Bridge, continued to maintain the trends of the first half of the year. Except for Nanjing-Lianyungang Highway and Xicheng Expressway which saw more outstanding performance, the operations of other roads remained stable.

Data of average daily traffic volumes and average daily toll revenues of various roads and bridges during January - September 2006:

Expressway or bridge operation	**Average daily traffic volume** (Vehicle/Day)	**Growth over the corresponding period of the previous year** (%)	**Average daily toll revenue** (RMB'000/Day)	**Growth over the corresponding period of the previous year** (%)
Jiangsu Section of Shanghai - Nanjing Expressway	38,340	87.48	6,680.7	143.45
Shanghai-Nanjing Section of G312	32,405	-22.23	572.9	-28.58
Nanjing Section of Nanjing - Lianyungang Highway	14,335	20.90	284.9	32.20
Guangjing Expressway	35,470	7.95	632.5	-1.08
Xicheng Expressway	31,085	26.03	903.7	30.27
Jiangyin Yangtze Bridge	37,235	8.90	2,132.0	2.21
Sujiahang Expressway	18,265	8.36	1,456.0	-5.99

According to the PRC Accounting Standards, the Group realized an operating revenue of approximately RMB1,089,797,000 in the third quarter of 2006, a surge of approximately 109.37% over the corresponding period of the previous year. Net profit of approximately RMB311,726,000 was realized, a surge of approximately 94.14% over the corresponding period of the previous year.

From January to September 2006, the Group realized an operating revenue of approximately RMB2,919,386,000, representing an increase of approximately 89.47% over the corresponding period of the previous year, of which revenue from toll roads and bridges — the principal business — was approximately RMB2,898,191,000, an increase of approximately 90.39% over the corresponding period of the pervious year. Revenue from other business operations was approximately RMB21,195,000, representing an increase of approximately 14.02% over the corresponding period of the previous year. Investment income amounted to approximately RMB84,084,000, a decrease of approximately 16.07% over the corresponding period of the previous year. Net profit was approximately RMB860,692,000, while earnings per share was approximately RMB0.17, an increase of approximately 74.75% over the corresponding period of the pervious year.

As at 30 September 2006, total assets of the Group amounted to RMB27,061,577,000, while total liabilities amounted to RMB11,881,524,000, with the gearing ratio being approximately 43.91%. Minority interests amounted to RMB417,275,000, while shareholders' equity amounted to RMB14,762,778,000. Balance of loans amounted to approximately RMB9,734,117,000.

The expansion work of Shanghai-Nanjing Expressway has already entered into a phase of physical assets handover and final construction audit of the project. As at 30 September 2006, an aggregate of approximately RMB9.443 billion had been injected into the expansion project of Shanghai-Nanjing Expressway, while the balance would be settled in full upon completion of the final construction audit of the project.

3.1.1 Principal operating activities or products accounting for more than 10% of revenue or profit from principal business

☑ Applicable ☐ Not applicable

Unit: RMB'000

Segment	Revenue from principal business	Costs of principal business	Gross profit margin (%)
Shanghai-Nanjing Expressway	1,823,825	396,315	78.27
Guangjing Xicheng Expressways	419,385	125,010	70.19
Ancillary Services	420,815	423,134	-0.55

3.1.2 Seasonal or cyclical characteristics of the Company's operation

☐ Applicable ☑ Not applicable

3.1.3 Structure of the Group's profit contributions during the reporting period

☑ Applicable ☐ Not applicable

Unit: RMB'000

Item	Jul-Sep 2006	As a percentage to total profit (%)	Jan-Jun 2006	As a percentage to total profit (%)
Profit from principal business	596,390	128.55	1,050,505	127.00
Other operating profit	1,575	0.34	5,122	0.62
Expenses for the period	-161,257	-34.76	-284,206	-34.36
Investment income	26,624	5.74	57,461	6.95
Subsidy income	—	—	1,810	0.22
Non-operating income/ expenses, net	616	0.13	-3,555	-0.43
Profit before taxation	463,948	100.00	827,137	100.00

3.1.4 Circumstances and reasons for substantial changes in principal business and its structure compared to the previous reporting period

☐ Applicable ☑ Not applicable

3.1.5 Circumstances and reasons for substantial changes in the profitability (gross profit margin) of the principal business compared to the previous reporting period

☐ Applicable ☑ Not applicable

3.2 Analysis of impact of major events and solutions

☑ Applicable ☐ Not applicable

1. Asset-backed Notes Special Revenue Asset Management Scheme

The proposed implementation of the Asset-backed Notes Special Revenue Asset Management Scheme to be backed by the Shanghai-Nanjing Expressway's toll revenue within a designated period in the future has been considered and approved at the second session of the Fifth Board Meeting on 12 July 2006 and at the First Extraordinary General Meeting on 4 September 2006, for raising up to RMB4 billion with a period of not exceeding five years. In accordance with the relevant procedures, the scheme has been submitted to the China Securities Regulatory Commission pending approval.

3.3 Accounting policy, accounting estimation, changes in the scope of consolidation and major accounting errors and its reasons

☐ Applicable ☑ Not applicable

3.4 Explanation of the Board and the Supervisory Committee in relation to "disclaimer of opinion" given in audited reports

☐ Applicable ☑ Not applicable

3.5 Warning and explanation in the forecast of the possible aggregate net profits from the beginning of the year to the end of the next reporting period becoming a loss or undergoing significant changes compared to the corresponding period of the previous year

☐ Applicable ☑ Not applicable

3.6 Rolling adjustments of the Company to the annual operating plans or budget as disclosed

☐ Applicable ☑ Not applicable

3.7 Special undertakings made by the original Non-circulating Shareholders during the process of the Share Segregation Reform and their implementation

Name of shareholder	Special undertaking	Implementation of undertaking
Jiangsu Communications Holdings Company Limited Huajian Transportation Economicc Development Centre	1. Within 60 months from the day on which the listing status is granted, the original non-circulating shares of the Company held by the two companies will not be traded on the Shanghai Stock Exchange. 2. The two companies will put forward and vote for a proposal at each of the 2005-2008 annual general meetings of the Company regarding a cash dividend payment of not less than 85% of the distributable profit of the Company realized in the relevant year. Being implemented	Being implemented
Jiangsu Communications Holdings Company Limited Huajian Transportation Economic Development Centre Jiangsu Communications Construction Group Co., Ltd. Jiangsu Communications Engineering Co., Ltd.	These companies undertake that they shall bear all relevant expenses arising from the Share Segregation Reform as per their agreement.	Completed

4. APPENDIX

Balance sheet

As at 30 September 2006 Unit: RMB

Asset	Consolidated		The Company	
	At the end of the period (unaudited)	At the beginning of the year (audited)	At the end of the period (unaudited)	At the beginning of the year (audited)
Current asset:				
Bank balances and cash	1,152,243,760	1,074,057,577	886,175,404	627,127,116
Accounts receivable	23,046,284	21,957,998	6,067,435	2,572,754
Other receivables	99,931,362	26,393,164	77,570,387	27,166,610
Prepayments	8,734,621	5,513,324	908,821	1,226,510
Inventories	37,762,803	9,100,259	6,307,114	4,955,745
Total current assets	1,321,718,830	1,137,022,322	977,029,161	663,048,735
Long-term investments:				
Long-term equity investments	1,517,998,878	1,564,935,055	3,886,382,537	3,922,700,387
Total long-term investments	1,517,998,878	1,564,935,055	3,886,382,537	3,922,700,387
Fixed assets:				
Fixed assets, at cost	26,083,976,225	24,806,073,164	23,413,669,550	22,139,888,942
Less: Accumulated depreciation	3,307,785,535	2,754,561,373	2,868,677,484	2,386,351,869
Fixed assets, net	22,776,190,690	22,051,511,791	20,544,992,066	19,753,537,073
Construction-in-progress	156,688,005	1,121,070,277	75,966,617	1,080,095,013
Total fixed assets	22,932,878,695	23,172,582,068	20,620,958,683	20,833,632,086
Intangible assets and other assets:				
Intangible assets	1,288,980,882	1,347,896,268	1,288,980,882	1,337,343,378
Long-term deferred expenses	—	710,834	—	—
Total intangible assets and other assets	1,288,980,882	1,348,607,102	1,288,980,882	1,337,343,378
Total assets	27,061,577,285	27,223,146,547	26,773,351,263	26,756,724,586

Balance sheet (cont'd)

As at 30 September 2006 Unit: RMB

Liabilities and shareholders' equity	Consolidated		The Company	
	At the end of the period (unaudited)	At the beginning of the year (audited)	At the end of the period (unaudited)	At the beginning of the year (audited)
Current liabilities:				
Short-term borrowings	3,000,000,000	450,000,000	3,200,000,000	450,000,000
Short-term bond	1,994,086,603	3,912,026,301	1,994,086,603	3,912,026,301
Accounts payable	1,751,019,833	2,564,323,786	1,744,662,994	2,553,855,408
Advances from customers	6,963,072	309,324	3,815,940	54,751
Salary payable	10,393,242	14,432,342	10,359,342	10,359,342
Welfare payable	21,860,799	23,602,330	17,716,166	18,242,858
Dividend payable	16,057,681	24,206,102	16,057,681	24,206,102
Taxes payable	148,001,588	32,029,557	127,090,392	18,184,088
Other payables	193,110,482	206,116,215	153,442,627	187,372,654
Long-term liabilities due within one year	5,330,049	6,643,274	5,330,049	6,643,274
Total current liabilities	7,146,823,349	7,233,689,231	7,272,561,794	7,180,944,778
Long-term liabilities				
Long-term borrowings	4,734,700,360	4,939,989,620	4,734,700,360	4,939,989,620
Total long-term liabilities	4,734,700,360	4,939,989,620	4,734,700,360	4,939,989,620
Total liabilities	11,881,523,709	12,173,678,851	12,007,262,154	12,120,934,398
Minority interests	417,275,099	416,907,787	—	—
Shareholders' equity:				
Share capital	5,037,747,500	5,037,747,500	5,037,747,500	5,037,747,500
Capital reserves	7,488,686,684	7,488,686,684	7,488,686,684	7,488,686,684
Surplus reserves	1,058,431,299	1,058,431,299	934,738,556	934,738,556
Including: public welfare fund	—	352,810,432	—	311,579,519
Undistributed profit	1,177,912,994	317,221,038	1,304,916,369	444,144,060
Cash dividend declared post balance sheet date	—	730,473,388	—	730,473,388
Total shareholders' equity	14,762,778,477	14,632,559,909	14,766,089,109	14,635,790,188
Total liabilities and shareholders' equity	27,061,577,285	27,223,146,547	26,773,351,263	26,756,724,586

Cash flow statement

1 January to 30 September 2006 — Unit: RMB

Item	Consolidated (unaudited)	The Company (unaudited)
1. Cash flow from operating activities:		
Cash receied from sale of goods and rendering of services	2,891,703,017	2,419,492,315
Other cash received relating to operating activities	15,430,528	12,931,095
Sub-total of cash inflows	2,907,133,545	2,432,423,410
Cash paid for goods and services	566,286,560	501,303,988
Cash paid to and on behalf of employees	142,135,684	119,836,097
Taxes paid	376,526,565	273,949,750
Cash paid relating to other operating activities	35,671,526	25,198,157
Sub-total of cash outflows	1,120,620,335	920,287,992
Net cash flow from operating activities	1,786,513,210	1,512,135,418
2. Cash flows from investing activities:		
Cash received from disposal of investments	4,573,345	4,573,345
Cash received from investment income	113,065,299	273,133,596
Cash received from disposal of fixed-assets, intangible assets and other long-term assets	232,929	232,929
Sub-total of cash inflows	117,871,573	277,939,870
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	1,162,281,991	1,094,484,604
Cash paid for purchase of investments	2,500,000	1,250,000
Other cash paid relating to investing activities	8,116	8,116
Sub-total of cash outflows	1,164,790,107	1,095,742,720
Net cash flows from investing activities	-1,046,918,534	-817,802,850
3. Cash flows from financing activities:		
Cash received from borrowings	3,600,000,000	3,800,000,000
Sub-total of cash inflows	3,600,000,000	3,800,000,000
Repayments of borrowings	3,257,278,437	3,257,278,437
Cash paid for distribution of dividends, profits and interests	1,004,130,056	978,005,843
Including: dividend payable to minority shareholders from subsidiaries	28,247,346	—
Sub-total of cash outflows	4,261,408,493	4,235,284,280
Net cash flows from financing activities	-661,408,493	-435,284,280
4. Effect of foreign exchange rate changes on cash and cash equivalents	—	—
5. Net increase in cash and cash equivalents	78,186,183	259,048,288

Cash flow statement (cont'd)

1 January to 30 September 2006 Unit: RMB

Item	Consolidated (unaudited)	The Company (unaudited)
Supplementary Information		
1. Reconciliation of net profit to cash flow from operating activities:		
Net profit	860,691,956	860,772,309
Add: Minority interests	28,105,738	—
Depreciation of fixed assets	552,878,279	480,288,990
Amortisation of intangible assets	48,362,496	48,362,496
Amortisation of long-term deferred expenses	710,834	—
Financial expenses (less: income)	319,321,202	321,444,335
Loss from investments (less: gain)	-84,084,476	-236,447,207
Decrease in inventories (less: increase)	-1,890,847	-1,351,369
Decrease in receivables under operating activities (less: increase)	-39,046,940	-47,096,101
Increase in payables under operating activities (less: decrease)	101,464,968	86,161,965
Net cash flows from operating activities	1,786,513,210	1,512,135,418
2. Net increase (decrease) in cash and cash equivalents:		
Cash at the end of the year	1,152,243,760	886,175,404
Less: Cash at the beginning of the year	1,074,057,577	627,127,116
Net decrease in cash and cash equivalents	78,186,183	259,048,288

5. CONFIRMATION OPINION TO 2006 THIRD QUARTERLY REPORT BY DIRECTORS AND SENIOR MANAGEMENT

The Company's directors and senior management, hereby confirm in writing that they have reviewed the 2006 third quarterly report and are of the opinion that there are no false representations or misleading statements contained in or material omissions from this report; and that they shall be severally and jointly accept responsibility for the truthfulness, accuracy and completeness of the content of this report.

Directors

Shen Chang Quan	Xie Jia Quan	Zhang Wen Sheng
Sun Hong Ning	Chen Xiang Hui	Fan Yu Shu
Cui Xiao Long	Chang Yung Tsung	Fang Hung, Kenneth
Yang Xiong Sheng	Fan Chong Lai	

Senior Management Members

Qian Yong Xiang	Liu Wei	Yao Yong Jia

By order of the Board
Shen Chang Quan
Legal Representative

Nanjing, the PRC, 26 October 2006



江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(established in the PRC with limited liability)

(Stock Code: 177)

Announcement of the Fourth Session of the Fifth Board of Directors Meeting

(Overseas Regulatory Announcement)

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

It is hereby announced that the fourth session of the fifth board of directors meeting (the "Meeting") was held by the Company on Thursday, 26 October 2006 at the Plum Room, Sofitel Zhongshan Golf Resort Nanjing, Huanling Road, Nanjing, the PRC. There should be 11 directors present and 11 directors were present. Members of the Supervisory Committee and senior management attended the Meeting. The Meeting was chaired by Mr Shen Chang Quan. The procedures for convening the Meeting were in compliance with the relevant provisions of the Company Law and the articles of association of the Company. The following were considered and approved at the Meeting:

1. The third quarterly report of the Company for the period ended 30 September 2006 was approved; and

2. The issue of a "Trust Investment Fund Management Scheme" by the Company was approved. Under the scheme, the Company, as a borrower, will enter into a trust loan agreement with the trust institution, while the trust institution will enter into a "Credit Asset Management Service Agreement" with a commercial bank, whereby the trust institution authorizes the commercial bank to sell the entrusted products to investors. The scheme will raise not more than RMB1.5 billion with a term not exceeding two years for the main purpose of repaying the short-term commercial papers which will expire soon.

By Order of the Board
Yao Yong Jia
Secretary to the Board

Nanjing, the PRC, 26 October 2006

The directors of the Company as at the date of this announcement are Shen Chang Quan, Sun Hong Ning, Chen Xiang Hui, Zhang Wen Sheng, Xie Jia Quan, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung, Fang Hung, Kenneth*, Fan Chong Lai* and Yang Xiong Sheng**

** Independent non-executive directors*

Please also refer to the published version of this announcement in South China Morning Post.



江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)
(Stock Code: 177)

REMOVAL NOTICE

This notice is given pursuant to Rule 13.09(2) of the Rules governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Notice is hereby given that with effect from Wednesday, 27th December 2006, the Company's office will be relocated from its original address at Jiangsu Communications Building, 69 Shigu Road, Nanjing to the following new address. Details of the Company's new office and contact telephone numbers are as follows:

Address: 238 Maqun Street, Nanjing, Jiangsu, the PRC
Postcode: 210049
Telephone: (8625) 84204028, 84362700 (ext 301835 and 301836)
Facsimile: (8625) 84365441, 84466643, 84207788

By Order of the Board
Yao Yong Jia
Secretary to the Board

Nanjing, the PRC, 27th December 2006

As at the date of this announcement, Directors of the Company are: Shen Chang Quan, Sun Hong Ning, Chen Xiang Hui, Zhang Wen Sheng, Xie Jia Quan, Fan Yu Shu, Cui Xiao Long, Chang Yun Tsung, Fang Hung, Kenneth*, Fan Cong Lai* and Yang Xiong Sheng*.*

** Independent Non-executive Directors*



江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

(Stock Code: 177)

Overseas Regulatory Announcement
Fifth Session of the Fifth Board of Directors Meeting

This announcement is made pursuant to rule 13.09(2) of the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited.

Notice is hereby given that the fifth session of the fifth board of directors meeting (the "Meeting") was held by the Company on Monday, 8 January 2007 by way of correspondence. The procedures of the Meeting were in compliance with the relevant provisions of the Company Law and the articles of association. The following was considered and approved at the Meeting:

1. the borrowing of RMB 3 billion by the Company from the Company's controlling shareholder Jiangsu Communication Holdings Company Ltd. ("Jiangsu Communication") through a trust loan for a term of 5 years was approved. The annual interest rate will be approximately 5.184%, 20% below the 5-year bank borrowing rate.

By Order of the Board
Yao Yong Jia
Secretary to the Board

Nanjing, the PRC, 8 January 2007

As at the date of this announcement, Directors of the Company are: Shen Chang Quan, Sun Hong Ning, Chen Xiang Hui, Zhang Wen Sheng, Xie Jia Quan, Fan Yu Shu, Cui Xiao Long, Chang Yun Tsung, Fang Hung, Kenneth*, Fan Cong Lai* and Yang Xiong Sheng*.*

* *Independent Non-executive Directors*



江蘇寧滬高速公路股份有限公司

JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

(Stock Code: 177)

Announcement of the Fourth Session of the Fifth Supervisory Committee Meeting

The Company and all members of the supervisory committee warrant the authenticity, accuracy and completeness of the content in this announcement, and confirm that there are no false representations or misleading statements contained in or material omissions from this announcement and jointly accept responsibility thereon.

Notice is hereby given that the fourth session of the fifth supervisory committee meeting (the "Meeting") was held by the Company in the morning of Friday, 23 March 2007 at the Conference Room, 238 Maqun Street, Nanjing, the PRC. There should be five supervisors present and five supervisors were present. The Meeting was chaired by Mr. Zhou Jian Qiang. The procedures for convening the Meeting were in compliance with the relevant provisions of Company Law and the articles of association of the Company.

The following resolutions were approved by way of voting by all members of the supervisory committee attending the Meeting:

1. The annual report for 2006 and its summary were approved;
2. The report of the supervisory committee for the year ended 31 December 2006 was approved and the same be submitted to the 2006 annual general meeting for approval;
3. The supervisory committee of the Company considered that the preparation and review procedures for the Company's 2006 annual report were in compliance with the requirements of the relevant law, regulations, the articles of association and the internal management system of the Company. The content and format of the 2006 annual report were in compliance with the relevant requirements of the China Securities Regulatory Commission and the stock exchanges. The information contained therein gave a true view of the Company's 2006 operation management and financial position. No violation of the confidentiality requirements has been found in respect of the people who participated in the preparation and review of the 2006 annual report.

Supervisory Committee
Jiangsu Expressway Company Limited

Nanjing, the PRC, 23 March 2007

As at the date of this announcement, Directors of the Company are: Shen Chang Quan, Sun Hong Ning, Chen Xiang Hui, Zhang Wen Sheng, Xie Jia Quan, Fan Yu Shu, Cui Xiao Long, Chang Yun Tsung, Fang Hung, Kenneth*, Fan Cong Lai* and Yang Xiong Sheng*.*

* *Independent Non-executive Directors*



江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

(Stock Code: 177)

Overseas Regulatory Announcement
Seventh Session of the Fifth Board of Directors Meeting

This announcement is made pursuant to rule 13.09(2) of the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited.

Notice is hereby given that the seventh session of the fifth board of directors meeting (the "Meeting") was held by the Company in the morning of 23 March 2007 at the Conference Room, 238 Maqun Street, Nanjing, the PRC. There should be 11 directors present and 11 directors were present. Members of the Supervisory Committee and senior management members attended the Meeting. The Meeting was chaired by Mr Shen Chang Quan. The procedures for convening the Meeting were in compliance with the relevant provisions of the Company Law and the articles of association of the Company. The following were considered and approved at the Meeting:

1. The report of the board of directors of the Company for the year ended 31 December 2006 was approved and the same will be submitted to the 2006 annual general meeting for consideration;
2. The audited accounts and the auditors' report of the Company for the year ended 31 December 2006 were approved and the same will be submitted to the 2006 annual general meeting for consideration;
3. The profit distribution scheme in respect of the final dividends for 2006 was approved: the Company proposed to declare a cash dividend of RMB0.19 per share (tax included), and the same will be submitted to the 2006 annual general meeting for consideration;
4. The proposed profit distribution scheme of the Group for 2007 was approved: The Group will distribute a one-off cash dividend for 2007 with a payout ratio not lower than 85% of the profit available for distribution of the year;
5. The appointments of Deloitte Touche Tohmatsu Certified Public Accountants Limited and Deloitte Touche Tohmatsu respectively as the Company's domestic and international auditors with a confirmed annual remuneration of RMB1.7 million were approved; and the same will be submitted to the 2005 annual meeting for consideration;
6. The adoption of the new "Accounting Standards for Enterprises" effective from 1 January 2007 as requested by the PRC Ministry of Finance was approved;
7. The appointment of Ms. Liu Wei and Mr. Zhao Jie Jun as deputy general managers of the Company for a three-year term was approved. The independent directors of the Company expressed no disagreement to the appointments of the above-mentioned candidates;
8. The proposed full amendment of the articles of association of the Company in accordance with "Notice on the Publication of 'Guidelines for the Articles of Association of Listed Companies (2006 Revision)'" was approved and the same will be submitted to the 2006 annual general meeting for consideration.

   For details of the amendments, domestic investors and shareholders in the PRC please refer to the websites of Shanghai Stock Exchange (www.sse.com.cn) and the Company (www.jsexpressway.com); shareholders of H shares please refer to the circular to be dispatched.

Encl: Biographies of the Deputy General Manager candidates

By Order of the Board
Yao Yong Jia
Secretary to the Board

Nanjing, the PRC, 23 March 2007

As at the date of this announcement, Directors of the Company are: Shen Chang Quan, Sun Hong Ning, Chen Xiang Hui, Zhang Wen Sheng, Xie Jia Quan, Fan Yu Shu, Cui Xiao Long, Chang Yun Tsung, Fang Hung, Kenneth*, Fan Cong Lai* and Yang Xiong Sheng*.*

* *Independent Non-executive Directors*

Enclosure:

Biographies of the Deputy General Manager candidates

Ms. Liu Wei, Deputy General Manager, Financial Controller, born in 1956, university graduate, senior accountant. Ms. Liu joined the Company in August 1992. She had been the deputy section chief of the Planning Division of the Communications Department of Jiangsu Province, the person-in-charge of the Finance Department of the Jiangsu Roads & Bridges Construction Co. and the section chief of the Finance Division of the Jiangsu Expressways Command Office. Ms. Liu was also the deputy division chief and the manager of the Finance Department of the Company. She has been working in the economic and financial management for 20 years and has extensive experience in the areas.

Mr. Zhao Jie Jun, Deputy General Manager, born in 1967, with a master degree in industries, post-graduate grade senior engineer, joined the Company in August 1992. Mr. Zhao had been an engineer of the Planning Department of Jiangsu Expressway Construction Command Office and deputy director of the engineering division of the Company's Engineering and Technology Department, director of the General Department, deputy manager and manager of the Engineering and Technology Department. Mr. Zhao has been engaged in the construction, maintenance and repair, operation and management of transportation projects since he started working.





江蘇寧滬高速公路股份有限公司

JIANGSU EXPRESSWAY COMPANY LIMITED

(established in the PRC with limited liability)

(Code: 177)

Announcement on 2006 Annual Results

This announcement is made pursuant to rule 13.09 of and paragraph 45 of appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("HK Listing Rules").

Information set out in paragraphs 2, 3.1, 4, 6.2-6.6, 8 and 9 is disclosed pursuant only to the Shanghai Listing Rules.

1. IMPORTANT

1.1 The board of directors (the "Board"), supervisory committee, directors, supervisors and senior management staff of Jiangsu Expressway Company Limited (the "Company") confirm that there are no false representations or misleading statements contained in or material omissions from this report; and severally and jointly accept responsibility for the authenticity, accuracy and completeness of the content of this report.

This announcement is extracted from the Company's annual report. The full text of the annual report will be posted on the websites of the Shanghai Stock Exchange (www.sse.com.cn), The Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange") (www.hkex.com.hk) and the Company (www.jsexpressway.com). Investors should read the full text of the annual report carefully for details.

1.2 Ms. Chang Yung Tsung and Mr Fang Hung, Kenneth, independent non-executive directors, did not attend the Board meeting. They had assigned Mr. Yang Xiong Sheng, independent non-executive director, to vote on their behalves.

1.3 Deloitte Touche Tohmatsu Certified Public Accountants Limited and Deloitte Touche Tohmatsu have issued an unqualified opinion in the auditors' reports in accordance with PRC Accounting Standards for Business Enterprises ("PRC Accounting Standards") and Hong Kong Financial Reporting Standards ("HKFRS") respectively.

1.4 Mr. Shen Chang Quan, chairman of the Company, Mr. Xie Jia Quan, general manager, and Madam Liu Wei, financial controller, warrant the accuracy and completeness of the financial statements in the annual report. The financial statements for the year have been reviewed by the audit committee.

2. BASIC INFORMATION OF THE LISTED COMPANY

2.1 Overview

Stock Name	寧滬高速 (A Shares)	Jiangsu Expressway (H Shares)	JEXWW (ADR)
Stock Code	600377	0177	477373104
Stock Exchange Listed	Shanghai Stock Exchange	Hong Kong Stock Exchange	United States
Registered Address	Jiangsu Communications Building, 69 Shigu Road, Nanjing, Jiangsu Province, the PRC		
Office Address	238 Maqun Street, Nanjing, Jiangsu Province, the PRC		
Postal code	210049		
Company's Website	http://www.jsexpressway.com		
E-mail Address	nhgs@public1.ptt.js.cn		

2.2 Contact person and contact method

	Secretary to the Board	Securities Officers
Names	Yao Yong Jia	Jiang Tao and Lou Qing
Correspondence Address	238 Maqun Street, Nanjing, Jiangsu Province, the PRC	
Telephones	8625-84469332	8625-84362700-301835, 301836
Fax	8625-84466643	
E-mail Address	nhgs@jsexpressway.com	
Company Secretary in Hong Kong	Lee Wai Fun, Betty	
Correspondence Address	20th Floor, Alexandra House, Chater Road, Central, Hong Kong	

3. HIGHLIGHTS OF ACCOUNTING DATA AND FINANCIAL INDICATORS

3.1 Prepared in accordance with PRC Accounting Standards

Major accounting data

Unit: RMB'000

	2006	2005	Change %	2004
Revenue from principal operations	4,046,256	2,194,736	84.36	3,060,081
Gross profit	1,716,027	944,436	81.70	1,390,204
Net profit	1,127,781	696,456	61.93	826,725
Net profit after non-recurring profit/loss	1,132,176	706,513	60.25	1,104,208
Net cash flow from operating activities	2,441,451	1,285,000	90.00	1,675,403

	End of 2006	End of 2005	Change %	End of 2004
Total assets	26,425,207	27,223,147	-2.93	20,638,701
Shareholders' equity (excluding minority interests)	15,029,868	14,632,560	2.72	14,666,085

Major financial indicators

Unit: RMB

	2006	2005	Change %	2004
Earnings per share	0.224	0.138	61.93	0.164
Return on net assets (%)	7.50	4.76	57.56	5.64
Return on net assets based on net profit after non-recurring profit/loss (%)	7.53	4.83	55.90	7.53
Weighted average return on net assets after non-recurring profit/loss (%)	7.68	4.87	57.70	7.56
Net cash flow per share from operating activities	0.48	0.26	90.00	0.33
	End of 2006	**End of 2005**	**Change %**	**End of 2004**
Net asset value per share	2.98	2.90	2.72	2.91
Adjusted net asset value per share	2.98	2.90	2.72	2.91

Non-recurring profit/loss

☑ Applicable ☐ Not applicable

Item Non-recurring profit/loss	2006 Amount
Loss on disposal of fixed assets	-15,272
Profit from disposal of long-term equity investment	-714
Government grants	1,810
Gain from short-term investments	387
Gain from project investments	1,840
Other non-operating incomes and expenses	5,390
Effects of income tax	2,164
Total	-4,395

3.2 **Prepared under HKFRS**

1. CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2006

	NOTES	**2006 RMB'000**	**2005 RMB'000**
Revenue	6	3,925,569	2,104,904
Cost of sales and other direct operating costs		(1,695,073)	(963,086)
Gross profit		2,230,496	1,141,818
Other income		39,981	37,968
Administrative expenses		(182,471)	(159,371)
Finance costs	8	(455,278)	(168,334)
Share of profits of associates		128,265	135,995
(Loss) gain on disposal of an associate		(714)	2,532
Changes in fair value of held-for-trading investments		2,047	—
Profit before tax		1,762,326	990,608
Income tax expense	9	(549,048)	(289,726)
Profit for the year	10	1,213,278	700,882
Attributable to:			
Equity holders of the Company		1,174,111	668,028
Minority interests		39,167	32,854
		1,213,278	700,882
Dividend	13	730,473	730,473
Earnings per share - Basic	14	RMB0.233	RMB0.133

2. REVENUE

	2006 RMB'000	**2005 RMB'000**
Turnover comprises:		
Toll revenue	3,312,426	1,875,845
Sale of petrol	504,954	180,838
Sale of food and beverages	97,100	40,818
Emergency assistance income and others	11,089	7,403
	3,925,569	2,104,904

3. FINANCE COSTS

	2006 RMB'000	2005 RMB'000
Interest on bank and other borrowings wholly repayable:		
Within five years	324,513	279,918
Over five years	130,765	142,375
Total borrowing costs	455,278	422,293
Less: Amount capitalised	—	(253,959)
	455,278	168,334

Borrowing costs capitalised during the year arose from the general borrowing pool and are calculated by applying a capitalisation rate of nil (2005: 5.74%) to expenditure on qualifying assets.

4. TAXATION

	2006 RMB'000	2005 RMB'000
The charge comprises:		
PRC income tax	549,079	215,125
Deferred tax charge (credit)	(31)	74,601
Taxation attributable to the Company and its subsidiaries	549,048	289,726

The Company and its subsidiaries are subject to PRC income tax rate of 33% (2005: 33%) pursuant to the relevant PRC income tax laws. No provision for Hong Kong Profits Tax has been made as the income neither arises, nor is derived from, Hong Kong.

The tax charge for the year can be reconciled to the profit before taxation per consolidated income statement as follows:

	2006 RMB'000	%	2005 RMB'000	%
Profit before tax	1,762,326		990,608	
Tax at the domestic tax rate of 33 % (2005: 33%)	581,568	33.0	326,900	33.0
Tax effect of expenses not deductible for tax purpose	9,807	0.6	7,704	0.7
Tax effect of share of profits of associates	(42,327)	(2.4)	(44,878)	(4.5)
Tax charge and effective tax rate for the year	549,048	31.2	289,726	29.2

5. PROFIT FOR THE YEAR

	2006 RMB'000	2005 RMB'000
Profit for the year has been arrived at after charging:		
Staff costs including directors' emoluments	179,300	136,099
Retirement benefits scheme contributions	33,695	27,456
Total staff costs	212,995	163,555
Auditors' remuneration	1,700	1,300
Impairment loss on other receivables	297	11,552
Depreciation of property, plant and equipment and toll roads infrastructures	755,248	415,241
Loss on disposal of property, plant and equipment and toll roads infrastructures	15,271	13,386
Operating lease rental in respect of land use rights (included in cost of sales and other direct operating costs)	64,593	64,703
Cost of inventories recognised as an expense	577,486	246,984
Share of tax of associates (included in share of profits of associates) and after crediting:	60,849	61,478
Interest income from bank deposits	10,186	5,945
Government grants received (note)	1,810	800
Dividend income from unlisted available-for-sale investments	200	200

Note: Government grants of RMB1,810,000 (2005: RMB800,000) have been received in the current year as an incentive payment to the Company's subsidiary, Jiangsu Sundian Engineering Co., Ltd. (2005: Jiangsu Ninghu Investment Development Co., Ltd.). The incentive payment was unconditional and has been included in other income for the year.

6. DIVIDEND

	2006 RMB'000	2005 RMB'000
Dividend recognised as distribution during the year:		
Final — RMB 0.145 (2005: RMB 0.145) per share	730,473	730,473

Pursuant to a director's meeting dated 23 March 2007, a final dividend of RMB 0.19 (2005: RMB 0.145) per share for the year ended 31 December 2006 has been proposed by the directors and is subject to approval by the shareholders in general meeting.

7. EARNINGS PER SHARE

The calculation of the basic earnings per share is based on the Group's profit for the year attributable to the equity holders of the Company of RMB1,174,111,000 (2005: RMB 668,028,000) and 5,037,747,500 (2005: 5,037,747,500) ordinary shares in issue during the year.

No diluted earnings per share is presented as the Company has no potential ordinary shares outstanding for the two years ended 31 December 2006.

3.3 Differences between PRC Accounting Standards and HKFRS:

☑ Applicable ☐ Not applicable

Unit: RMB'000

	PRC Accounting Standards	HKFRS
Net profit	1,127,781	1,174,111
	Differences between the net profit prepared in accordance with PRC Accounting Standards and HKFRS are mainly due to HKFRS adjustments:	
Differences	— Valuation and depreciation of fixed assets	34,302
	— Deferred taxation	31
	— Non-amortization of goodwill of associates	12,516
	— Release of negative goodwill of associates	(519)

4. CHANGES IN SHARE CAPITAL AND PROFILES OF SHAREHOLDERS

4.1 Changes in share capital

During the reporting period, the Company has completed the Share Segregation Reform. There has been no change to the total number of shares under the Company's share reform. The changes in share capital structure are set out below:

Unit: Shares

		Prior to current movement		Current movement (+,-)	After current movement	
		Number of shares	%	Shares given away	Number of shares	%
I.	Shares subject to selling restrictions					
	1. State-owned shares	2,778,663,600	55.16%	-39,366,894	2,739,296,706	54.37%
	1. State-owned legal person shares	600,471,000	11.92%	-8,505,065	591,965,935	11.75%
	1. Other domestic shares	286,612,900	5.69%	-128,041	286,484,859	5.69%
	Total shares subject to selling restrictions	3,665,747,500	72.77%	-48,000,000	3,617,747,500	71.81%
II.	Circulating shares not subject to selling restrictions					
	1. RMB-denominated ordinary shares	150,000,000	2.98%	+48,000,000	198,000,000	3.93%
	2. Overseas listed foreign shares	1,222,000,000	24.26%	—	1,222,000,000	24.26%
	Total shares not subject to selling restrictions	1,372,000,000	27.23%	+48,000,000	1,420,000,000	28.19%
III.	Shares in total	5,037,747,500	100%	0	5,037,747,500	100%

4.2 Shareholding of top ten shareholders, top ten holders of shares in circulation

Total number of shareholders at the end of the reporting period	As at 31st December 2006, there was a total of 37,196 shareholders whose names appeared on the register of shareholders of the Company, of whom 36,492 were domestic shareholders and 704 were foreign shareholders.

Shareholding of the top ten shareholders

Name of shareholder (in full)	Change during the year	Number of shares held at the end of the year	Shareholding proportion in the entire capital (%)	Category of shares (circulating or non-circulating)	Number of shares pledged or subject to moratorium	Category of shareholders (domestic shareholders or foreign shareholders)
Jiangsu Communications Holdings Company Ltd.	-39,403,093	2,742,340,507	54.44	Non-circulating	0	State-owned shareholder
Huajian Transportation Economic Development Centre	-8,463,111	589,007,889	11.69	Non-circulating	0	State-owned shareholder
JPMorgan Chase & Co.	75,746,200	146,655,300	2.91	Circulating	Unknown	Foreign shareholder
UBS AG	86,405,060	86,405,060	1.72	Circulating	Unknown	Foreign shareholder
Sumitomo Mitsui Asset Management Limited	-23,122,000	73,180,000	1.45	Circulating	Unknown	Foreign shareholder
HSBC Halbis Partners (Hong Kong) Limited	-90,154,000	69,738,000	1.38	Non-circulating	Unknown	Foreign shareholder
Schroder Investment Management Limited	61,000,000	61,000,000	1.23	Circulating	Unknown	Foreign shareholder
Galaxy Securities Co., Ltd. (銀河證券有限責任公司)	5,504,502	22,706,068	0.45	Circulating	Unknown	Others
Huaxia Securities Co., Ltd. (華夏証券股份有限公司)	0	21,160,000	0.42	Non-circulating	Unknown	Others
Shenyin Wanguo Securities Co., Ltd. (申銀萬國証券股份有限公司)	0	14,450,000	0.29	Non-circulating	Unknown	Others

The top ten holders of shares in circulation

Name of shareholder (in full)	Number of shares in circulation at end of the year	Type (A, B, H shares or others)
JPMorgan Chase & Co.	146,655,300	H shares
UBS AG	86,405,060	H shares
Sumitomo Mitsui Asset Management Limited	73,180,000	H shares
HSBC Halbis Partners (Hong Kong) Limited	69,738,000	H shares
Schroder Investment Management Limited	61,000,000	H shares
Galaxy Securities Co., Ltd. (銀河證券有限責任公司)	22,706,068	A shares
Winner Glory Development Ltd	12,000,000	H shares
Xing Kang (邢康)	2,735,537	A shares
Orient Securities-Agricultural Bank of China (東方証券-農行) – LEHMAN BROTHERS INTERNATIONAL	1,800,960	A shares
CICC – Standard Chartered (國際金融 – 渣打) – CITIGROUP GLOBAL MARKETS LIMITED	1,378,341	A shares

Description of any connected relationship or concerted party relationship among the above shareholders	The Company is not aware of whether or not there is any connected relationship between the top ten holders of shares in circulation and the top ten shareholders.

As at 31 December 2006, as far as the Company is aware, the following individuals or companies held 5% or more of the interests and short positions in the shares or underlying shares of the Company as recorded in the register required to be maintained under the Securities and Futures Ordinance of Hong Kong ("SFO"):

Name	**Capacity**	**Direct interest**	**No. of shares**	**Percentage of H Shares (total shares)**
Jiangsu Communications Holdings Company Limited	Others	Yes	2,740,330,070	(54.44)
China Merchant Group Limited/Huajian Transportation Economic Development Centre[1]	Others	Yes	589,006,291	(11.69)
JP Morgan Chase & Co.[2]	Interests in controlled corporation	No	146,655,300 143,861,700(P)	12.00 (2.91) 11.77 (2.86)
HSBC Halbis Partners (Hong Kong) Limited[3]	Interests in controlled corporation	No	69,738,000	5.71 (1.38)
Sumitomo Mitsui Asset Management Company Limited/Sumitomo Life Insurance Company[4]	Interests in controlled corporation	No	73,168,000	5.99 (1.45)
UBS AG	Interests in controlled corporation	No	86,405,060	7.07 (1.72)

(P) Lending pool

(1) China Merchants Group Limited was deemed to hold interests by virtue of its control of Huajian Transportation Economic Development Centre's interest in the shares.

(2) JPMorgan Chase & Co. was deemed to hold interests by virtue of its controlling interests in the following corporations:

(i) 143,861,700 shares (reported as lending pool) held by JPMorgan Chase Bank, N.A. (a 100% directly controlled corporation);

(ii) 2,793,600 shares held by J.P. Morgan Whitefriars Inc. (a 100% indirectly controlled corporation);

(3) HSBC Halbis Partners (Hong Kong) Limited was deemed to hold interests in the shares in its capacity as the investment manager. It is stated in Form 2 submitted by HSBC Halbis Partners (Hong Kong) Limited to the Hong Kong Stock Exchange on 19 September 2006 that its parent company is HSBC Holdings plc.

(4) Sumitomo Life Insurance Company was the controlling shareholder of Sumitomo Mitsui Asset Management Company, Limited, which was deemed to hold interests in the shares. Sumitomo Mitsui Asset Management Company, Limited was deemed to hold interests in the shares in its capacity as the investment manager.

4.3 Information on the controlling shareholder and other de facto controllers of the Company

4.3.1 Changes of controlling shareholder and other de facto controllers of the Company

☐ Applicable ☑ Not applicable

4.3.2 Information on the controlling shareholder and other de facto controllers of the Company:

Jiangsu Communications Holdings Co., Ltd. ("Communications Holdings"), the Company's controlling shareholder, was established on 15 September 2000. Before the Share Segregation Reform, Communications Holdings held 2,781,743,600 shares of the Company, representing 55.22% of the total share capital of the Company. After the Share Segregation Reform, the number of the Company's shares held by Communications Holdings has changed as a result of payment of consideration of the shares and advancement of the consideration on behalf of some social legal person shareholders. While the repayment of the advanced consideration is under way, as at 31 December 2006, Communications Holdings held 2,742,340,507 shares of the Company, representing 54.44% of the total share capital of the Company.

Communications Holdings was incorporated with the capital from the provincial government of Jiangsu Province, which has authorized the former as an operating unit of State-owned assets with investment nature and as an investing organ. Its legal representative is Mr. Shen Chang Quan. Its original registered capital amounted to RMB4.6 billion. On 15 September 2004, Communications Holdings merged with Jiangsu Communications Industrial Group Co., Ltd. (江蘇交通產業集團有限公司), another investing organ of transportation in Jiangsu Province. Following the merger, it applied for registration of industrial and commercial changes and at present, its registered capital amounts to RMB16.8 billion. To such extent as authorized by the provincial government, the company is engaged in the operation and management of State-owned assets; investment, construction, operation and management of transport infrastructure, transportation and other related sectors; collection of tolls from vehicles according to the relevant rules; and industrial investment and domestic trading within the scopes of authorization of the provincial government.

4.3.3 Diagram of the ownership and controlling relationship between the Company and the de facto controller


Jiangsu Communications Holdings
54.44%
The Company

5. DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

5.1 Changes in shareholding of directors, supervisors and senior management

Name	Position	Gender	Age	Term of office	Shareholding at beginning of the year	Shareholding at end of the year	Total remuneration received from the Company during the reporting period (RMB'000)	Received remuneration from shareholders' companies or other associates (yes or no)
Shen Chang Quan	Chairman	M	59	From June 2006 to 2009	0	0	0	yes
Xie Jia Quan	Executive Director, General Manager	M	56	From June 2006 to 2009	0	0	357	no
Zhang Wen Sheng	Non-executive Director	M	60	From June 2006 to 2009	0	0	0	yes
Sun Hong Ning	Non-executive Director	M	46	From June 2006 to 2009	0	0	0	yes
Chen Xiang Hui	Non-executive Director	M	44	From June 2006 to 2009	0	0	0	yes
Fan Yu Shu	Non-executive Director	F	55	From June 2006 to 2009	0	0	0	yes
Cui Xiao Long	Non-executive Director	M	46	From June 2006 to 2009	0	0	0	yes
Chang Yung Tsung	Independent Non-executive Director	F	75	From June 2006 to 2009	0	0	200	no
Fang Hung, Kenneth	Independent Non-executive Director	M	69	From June 2006 to 2009	0	0	200	no
Yang Xiong Sheng	Independent Non-executive Director	M	47	From June 2006 to 2009	0	0	50	no
Fan Chong Lai	Independent Non-executive Director	M	45	From June 2006 to 2009	0	0	50	no
Zhou Jian Qiang	Chairman of the Supervisory Committee	M	54	From June 2006 to 2009	0	0	0	yes
Zhang Cheng Yu	Supervisor	M	56	From June 2006 to 2009	0	0	0	yes
Ma Ning	Supervisor	F	50	From June 2006 to 2009	0	0	0	yes
Shang Hong	Supervisor representing staff	F	44	From June 2006 to 2009	0	0	217	no
Zhou Hao Xiang	Supervisor representing staff	M	59	From June 2006 to 2009	0	0	217	no
Qian Yong Xiang	Deputy General Manager	M	43	From January 2007 to December 2009	0	0	269	no
Liu Wei	Deputy General Manager, Financial Controller	F	51	From January 2007 to December 2009	0	0	258	no
Zhao Jia Jun	Deputy General Manager	F	40	From January 2007 to December 2009	0	0	217	no
Yao Yong Jia	Secretary to the Board	M	43	From January 2007 to December 2009	0	0	217	no
Lee Wai Fun, Betty	Company Secretary (Hong Kong)	F	46	From June 2006 to May 2007	0	0	0	no
Total	—	—	—	—	0	0	2,252	—

6. REPORTS OF THE DIRECTORS

6.1 Management discussion and analysis

In 2006, the 8-lane Shanghai-Nanjing Expressway came into full operation. Its excellent road facilities offer a solid platform of hardware for operational management. The Company rapidly achieved the strategic transition of its work focus from project construction to operational management, weathering challenges on traffic control, road maintenance and repair, safety management and cost control posted by the operation of the 8-lane expressway. New breakthroughs were observed in operational management, with operating results exceeding expectations. Full-fledged progress was seen in all operations, giving the Company a solid start as it entered a new stage of development of its "second venture".

In 2006, the Group realized an operating revenue of RMB4,098,477,000, an increase of 83.57% as compared with the corresponding period of the pervious year. Under the PRC Accounting Standards, net profit realized was approximately RMB1,127,781,000 and earnings per share was approximately RMB0.224, an increase of approximately 61.93% as compared with the corresponding period of the pervious year. Under HKFRS, net profit realized was approximately RMB1,174,111,000 and earnings per share was approximately RMB0.233, an increase of 75.76% as compared with the corresponding period of the pervious year.

1. Operating activities of road and bridge assets

During the reporting period, the Group realized a toll revenue of approximately RMB3,432,442,000, up by approximately 74.64% over the corresponding period of 2005, representing approximately 83.75% of the total operating revenue.

Comparisons of average daily traffic volumes and toll revenues:

Road/Bridge	Average daily traffic volume (vehicle/day)			Average daily toll revenue (RMB '000/day)		
	2006	2005	Change %	2006	2005	Change %
Shanghai-Nanjing Expressway	39,468	21,688	81.98	7,026.4	2,960.6	137.33
Shanghai-Nanjing Section of G312	31,665	42,871	-26.14	557.2	843.9	-33.98
Nanjing Section of Nanjing-Lianyungang Highway	13,951	12,043	15.84	282.4	221.1	27.71
Guangjing Expressway	35,240	32,806	7.42	624.8	639.2	-2.25
Xicheng Expressway	31,441	25,041	25.56	913.2	719.9	26.85
Jiangyin Yangtze Bridge	37,180	34,155	8.86	2,061.8	2,103.9	-2.00
Sujiahang Expressway	18,621	17,005	9.50	1,480.6	1,552.5	-4.63

(i) **Shanghai-Nanjing Expressway**

Since the full opening to traffic on 1 January 2006, the 8-lane Shanghai-Nanjing Expressway has been performing satisfactorily in terms of road operations and management. Safety and good order was achieved with regard to traffic control, with smooth traffic observed in all toll sections. Overall operation is in good order.

Since the full opening to truck traffic, the recovery growth of road traffic volume has been accelerating, with the proportion of truck traffic maintaining an encouraging trend of month-on-month growth. By December, truck traffic accounted for 34.55% of the total traffic, a figure basically close to the January-May 2004 average of 35.45% before the implementation of traffic diversion measures for trucks. In 2006, the average daily traffic volume of Shanghai-Nanjing Expressway was 39,468 vehicles, up 81.98% and 6.29% respectively over the levels of 2005 and January-May 2004. The proportions of passenger vehicles and trucks in the total traffic volume were 70.85% and 29.15% respectively.

In 2006, Shanghai-Nanjing Expressway realized about RMB2,564,642,000 in total toll revenue, representing 74.72% of the Group's toll revenue and 62.58% of the Group's total revenue. Its position as a core asset among the Group's assets is thereby further established. During the reporting period, the average daily toll revenue of Shanghai-Nanjing Expressway was approximately RMB7,026,400, representing a substantial increase of approximately 137.33% over the corresponding period of 2005. Revenue from passenger vehicles contributed approximately 52.93%, while revenue from trucks accounted for approximately 47.07%. The proportion of revenue from trucks is still on the rise.

Comparative Analysis of Traffic Volume and Toll Revenue Structures of Shanghai-Nanjing Expressway

	Traffic Volume			Toll Revenue			
	Average Daily Traffic Volume (Vehicle/Day)	Passenger Vehicles %	Trucks %	Average Daily Toll Revenue (RMB/Day)	Passenger Vehicles %	Trucks %	Average Daily Full-trip Revenue per Vehicle (RMB/Vehicle)
1st Half of 2006	37,215	74.45	25.55	6,289.6	58.69	41.31	169
2nd Half of 2006	41,685	67.68	32.32	7,751.2	48.26	51.74	186
Full-Year 2006	39,468	70.85	29.15	7,026.4	52.93	47.07	178
Full-Year 2005	21,688	93.23	6.77	2,960.6	93.38	6.62	136
Jan-May 2004	37,132	64.55	35.45	7,551.7	46.37	53.63	203

The above comparison illustrates the fact that in 2006, traffic volumes and revenue structures of passenger vehicles and trucks for Shanghai-Nanjing Expressway were in the course of adjustment. An apparent upswing is observed in the proportion of trucks in traffic volume, but still below the January-May 2004 average before the implementation of truck traffic diversion measures. The 2006 average truck traffic volume had already surpassed the pre-truck diversion level, but the average daily toll revenue for this segment was still 6.96% below the average for January-May 2004, mainly due to the gradual nature of truck traffic recovery: the proportion of truck traffic had gradually risen from 18.17% as in January 2006 to 34.55% as in December 2006. In addition, due to the revision of toll charging standards effective from January 2005 and the increase in the proportion of small-sized passenger vehicles and small-sized trucks, the average daily full-trip revenue per vehicle recorded a decline. It is expected that the growth in traffic volume and revenue will be even better in 2007.

(ii) **Shanghai-Nanjing Section of G312**

During the reporting period, the Shanghai-Nanjing Section of G312 reported an average daily tolled traffic volume of 31,665 vehicles and an average daily toll revenue of approximately RMB557,200, representing respective decreases of approximately 26.14% and 33.98% over the corresponding period of the previous year.

That the opening of the 8-lane Shanghai-Nanjing Expressway led to the gradual return of some of the truck traffic which had been diverted to G312 during the expansion period was the direct cause for a significant decline in both traffic volume and toll revenue for G312. In addition, after the completion of G312's widening project, the highway's traffic quality was improved with an increased number of joints with local roads, resulting in a rising number of evading vehicles. Accordingly, in 2006, the Company had repeatedly coordinated with the local governments and traffic control authorities to seek effective solutions. Check points were set up at certain road sections which were evasion hot spots to prevent vehicles from evading. At the same time, toll station inspection was reinforced to stop and prevent vehicles from maliciously barging through toll stations for toll evasion.

(iii) **Nanjing Section of Nanjing-Lianyungang Highway**

During the reporting period, as the local governments had set up check points along the local roads parallel to the Nanjing Section of Nanjing-Lianyungang Highway, this led to a remarkable surge in traffic volume, in particular truck traffic, on the Nanjing Section of Nanjing-Lianyungang Highway. The average daily tolled traffic was 13,951 vehicles, up approximately 15.85% as compared to the corresponding period of 2005. The average daily toll revenue amounted to approximately RMB282,400, up approximately 27.72% as compared to the corresponding period of 2005.

In December 2006, Nanjing-Lianyungang Expressway, another highway which was parallel to Nanjing-Lianyungang Highway, was opened to traffic and led to a considerable traffic diversion effect on Nanjing-Lianyuangang Highway. As the toll revenue from Nanjing-Lianyungang Highway accounted for only 2.51% of the Group's total revenue and its profit accounted for only 3.65% of the Group's net profit, the traffic diversion would not hinder the future growth of the Group's results.

(iv) **Guangjing Expressway, Xicheng Expressway and Jiangyin Yangtze Bridge**

The sectional traffic distributions and structures of Guangjing Expressway, Xicheng Expressway and Jiangyin Yangtze Bridge are highly correlated, as they combine to form a single project. Following the rapid growth in the past few years, the three projects are gradually maturing and entering into a stage of stable operation.

In 2006, driven by the opening of the 8-lane Shanghai-Nanjing Expressway, Xicheng Expressway was the most significant beneficiary as it was directly connected to the former. Xicheng Expressway's average daily traffic volume and average daily toll revenue increased respectively by approximately 25.56% and 26.85% as compared to the corresponding period of 2005. The operations of Guangjing Expressway and Jiangyin Yangtze Bridge remained stable, with their respective average daily traffic reporting increases of 7.42% and 8.86% as compared to the corresponding period of 2005. As a result of the downsizing trend of vehicles, a slight decline in the toll revenues of these two projects was witnessed as compared to the corresponding period of 2005.

(v) **Sujiahang Expressway**

The growth of traffic volume on Sujiahang Expressway was maintained at a normal level, with the average daily traffic volume being 18,621 vehicles, up 9.50% as compared to 2005. However, due to the increasing proportion of small-sized passenger vehicles and small-sized trucks, the expressway's average daily full-trip revenue per vehicle in 2006 recorded a decrease as compared to 2005, with the total revenue decreasing by 4.63% as compared to the previous year.

2. Ancillary Services

In 2006, the expansion works of various service areas along Shanghai-Nanjing Expressway were fully completed and such areas were re-opened for operation. Business operations were re-deployed in the re-constructed service areas to fit the consumption patterns of drivers and passengers, so as to enhance services. In addition, a clean environment for consumers and an excellent service atmosphere were created to attract customer flow, leading to new development in both the operating scale and operation models. The operating results achieved were within expectations.

3. Operations and Results of Subsidiaries

Names of company	Principal operations	Attributable equity interests	Asset size (RMB'000)	Profit/Loss generated (RMB'000)	Change (%)	Proportion of total net profit (%)
Jiangsu Sundian Engineering Co., Ltd	Special repair and maintenance of roads and bridges (including expressways), works on road surfaces and traffic safety facilities, and so forth	95.5%	71,644	34	-97.81	—
Jiangsu Ninghu Investment Development Co., Ltd.	Investments in various infrastructures, industrial concerns and industries	95%	132,334	-5,086	—	-0.43
Jiangsu Guangjing Xicheng Expressway Co., Ltd	Construction, management, maintenance and repair and toll collection of Guangjing Xicheng Expressway	85%	2,865,649	262,807	20.40	19.81

4. Operation and Results of Companies in which the Company had Equity Investments

Names of company	Scopes of business	Attributable equity interests	Asset size (RMB'000)	Revenue from investment (RMB'000)	Change (%)	Proportion of total net profit (%)
Suzhou Sujiahang Expressway Co., Ltd	Management and operation of the Jiangsu Section of Sujiahang Expressway	33.33%	4,920,889	14,525	-39.63	1.29
Jiangsu Kuailu Bus Transportation Stock Co., Ltd.	Road transportation, automobile repair and sales of automobiles and spare parts	33.2%	291,165	6,618	13.83	0.59
Jiangsu Yangtze Bridge Co., Ltd	Mainly engaged in the management and operation of Jiangyin Yangtze Bridge	26.66%	3,454,818	89,479	3.15	7.93

5. Analysis of Operating Results and Financial Status (Under HKFRS)

(i) Analysis of operating results

Item	2006 (RMB'000)	2005 (RMB'000)	Change (%)
Revenue	3,925,569	2,104,904	86.50
Income from other operations	39,981	37,968	5.30
Share of results of associates	128,265	135,995	-5.68
Financial costs	(455,278)	(168,334)	170.46
Income tax	(549,048)	(289,726)	89.51
Profit attributable to minority interests	(39,167)	(32,854)	19.22
Profit attributable to equity holders of the Company	1,174,111	668,028	75.76
Reserves	8,613,707	8,170,069	5.43
Earnings per share (RMB)	0.233	0.133	75.76
Dividend per share (RMB)	0.190	0.145	31.03

— During the reporting period, the 8-lane Shanghai-Nanjing Expressway, the core asset which contributed 74.72% of the Company's total toll revenue, was opened to all vehicle traffic. Accordingly, operating result indicators including income from principal operations, profit from principal operations, operating profit and gross profit saw remarkable improvement as compared to the corresponding period of the previous year.

— During the reporting period, capitalization of interests on medium/long-term loans for the expansion project ceased upon the delivery and operation of Shanghai-Nanjing Expressway. Accordingly, financing costs increased significantly as compared to the corresponding period of the previous year. As at 31 December 2006, total loans amounted to RMB8,948,694,000, of which RMB4,510,000,000 represented short-term loans, RMB4,436,759,000 represented medium/long-term loans and RMB1,935,000 represented long-term loan due within one.year.

(ii) **Analysis of financial status**

The Group's capital structure

Item	As at 31 December 2006		As at 31 December 2005	
	(RMB'000)	%	*RMB'000*	%
Current liabilities	6,530,753	26.08	7,233,688	28.04
Long-term liabilities	4,436,759	17.71	4,939,990	19.15
Liabilities at fixed interest rates	8,498,694	35.73	9,308,659	36.08
Liabilities at floating interest rates	—	—	—	—
Interest-free liabilities	2,018,818	8.06	2,865,019	11.11
Shareholders' equity	13,651,455	54.50	13,207,817	51.19
Minority interests	427,827	1.71	416,908	1.62
Total assets	25,046,794	100.00	25,798,403	100.00
Gearing ratio	—	35.73	—	36.08

Gearing ratio: Liabilities at fixed interest rates/total assets

— Compared to 31 December 2005, there were no substantial changes and adjustments in the Company's capital structure as at 31 December 2006. Due to the decreases in construction payables and the repayment of part of the medium/long-term loans, the Company's total liabilities ratio decreased over the corresponding period of the previous year.

Asset liquidity and financial resources

The Group is principally engaged in the operation of toll roads and bridges. Operating activities relating to the day-to-day toll business provide a substantial amount of steady cash inflow, with which the Group has a strong payment capacity. Despite the Company's great demand for capital expenditures in recent years, this did not have a remarkable impact on the Company's asset liquidity as most of the project investments and distribution of dividends to shareholders were funded by bank loans or other financing channels. In 2006, cash inflow from the Group's operating activities amounted to approximately RMB4,128,266,000; net cash inflow from operating activities amounted to approximately RMB2,441,451,000; and monetary capital at book value amounted to approximately RMB796,874,000. Accordingly, the management believes that the Group does not have any cash liquidity problem.

Cash and cash equivalents and loans are indicated in the table below:

Item	As at 31 December 2006 The Group *(RMB'000)*	As at 31 December 2005 The Group *(RMB'000)*
Cash and cash equivalents		
Cash on hands	266	191
Bank deposits	796,608	1,073,867
Total:	796,874	1,074,058
Loans Short-term bank loans	4,510,000	450,000
Short-term bonds	—	3,912,026
Long-term loans due within one year	1,935	6,643
Long-term bank loans	4,436,759	4,939,990
Total	8,948,694	9,308,659

Financing activities and financial costs

With steady cash flows, sound credit track records and a good reputation in the sector, the Company is entitled to the prime rates under the interest rate policy of the People's Bank of China. Meanwhile, the Company has adjusted its liability structure through fund-raising methods such as issuance of trust products and asset securitization, thereby reducing financing costs and interest risks simultaneously and facilitating the improvement of operating results. At present, the aggregate costs of the Company's short-term and long-term interest-bearing liabilities are both more than 10% below the bank's borrowing rates of the same terms. During the reporting period, the accrued financing costs amounted to approximately RMB445,150,000.

Major sources and application of cash

Unit: RMB'000

	2006	2005
Net cash flow from operating activities	2,441,451	1,285,000
Net cash flow from investment activities	(1,125,214)	(3,850,340)
Net cash flow from fundraising activities	(1,593,420)	3,114,623
Net increase in cash and cash equivalents	(277,183)	549,283

Capital expenditures

In 2006, the Group's planned capital expenditures amounted to approximately RMB1,288,723,000. The main composition of capital expenditures is as follows:

Capital Expenditure	RMB'000
Expansion of Shanghai-Nanjing Expressway	1,151,632
Others	137,091
Total	1,288,723

Taxation policy

Enterprise income tax was paid in full by the Company at the statutory tax rate of 33%. In 2006, the accrued income tax expenses amounted to approximately 549,079,000. Business tax for toll revenue from expressways was charged at the rate of 3%.

Foreign exchange risks

The Group operates its businesses principally in China. No major foreign exchange risks are involved as the Company's revenues from operations and capital expenditures are all settled in Renminbi, except dividend payments for H shares. A loan of US$9,800,000 was secured from the Spanish Government in 1998 and will be due on 18 July 2027. As at 31 December 2006, the balance of the loan was approximately RMB38,694,000 after conversion from US dollars, against which no foreign exchange hedge was made. Fluctuations in exchange rates will not have any material impact on the Company's results.

Reserves

Unit: RMB'000

	Share capital	Share premium	Statutory surplus reserve fund	Statutory public welfare fund	Undistributed profit	Total
1 January 2005	5,037,748	5,730,454	617,028	308,515	1,576,517	13,270,262
Profit for the year	—	—	—	—	668,028	668,028
Profit appropriation	—	—	88,591	44,296	(132,887)	—
Dividends	—	—	—	—	-730,473	-730,473
31 December 2005	5,037,748	5,730,454	705,619	352,811	1,381,185	13,207,817
Transfer from statutory public welfare fund to statutory surplus reserve fund	—	—	352,811	-352,811	—	—
1 January 2006	5,037,748	5,730,454	1,058,430	—	1,381,185	13,207,817
Profit for the year	—	—	—	—	1,174,111	1,174,111
Profit appropriation	—	—	135,704	—	-135,704	—
Dividends	—	—	—	—	-730,473	-730,473
31 December 2006	5,037,748	5,730,454	1,194,134	—	1,689,119	13,651,455

In accordance with "Cai Qi [2006] No.67, Notice of accounting treatment as a result of the implementation of the PRC Company Law", the balance of statutory public welfare fund at 31 December 2005 is transferred to the statutory surplus reserve. Further, effective from 1 January 2006, appropriation of the profit as reported under the People's Republic of China ("PRC") statutory financial statements to the statutory public welfare fund is no longer required.

Ownership of the above capital items belong to those companies forming the Group.

The above statutory reserves may not be used for purposes other than their intended uses nor for distribution as cash dividends.

Contingent liabilities

As at 31 December 2006, the Company did not have any contingent liabilities.

Trust deposits

As at 31 December 2006, the Company did not have any trust deposits with any financial institutions in China or any fixed term deposits which were irrecoverable upon their maturity.

Trust loans

During the reporting period, the Company secured a loan of RMB200,000,000 from its subsidiary Jiangsu Guangjing Xicheng Expressway Co., Ltd. by way of a trust loan for a term from 16 January 2006 to 15 July 2006 at a monthly interest rate of 3.915‰ which is better than general bank interest rates. The principal and interests of the loan were settled in full at the maturity date.

Upon maturity of the afore-mentioned loan, the Company secured a further loan of RMB300,000,000 from Jiangsu Guangjing Xicheng Expressway Co., Ltd. at favorable interest rates for a term of 6 months. Of such loan, RMB200,000,000 was at a monthly interest rate of 3.915 and RMB100,000,000 was at a monthly interest rate of 4.185‰.

6. **Impact of the Adoption of New Accounting Standards**

As from 1 January 2007, the Company has adopted the Accounting Standards for Enterprises (the "New Accounting Standards") announced by the Ministry of Finance ("MOF") on 15 February 2006. To analyze and disclose the impact of adopting the New Accounting Standards on the Company's financial conditions, the Company has compiled a Consolidated Statement on Adjustments to Changes in Equity Attributable to Shareholders' Equity as at 31 December 2006 (under the current accounting standards) and as at 1 January 2007 (under the New Accounting Standards), in accordance with the requirements stipulated by the China Securities Regulatory Commission ("CSRC")'s Zheng Jian Fa [2006] No.136 "Notice on How to Conduct Disclosure of Financial and Accounting Information In Relation to the New Accounting Standards" and "Accounting Standards for Enterprises No.38 — First Time Adoption of Accounting Standards for Enterprises". Major items include:

(i) **Changes to Long-Term Equity Investment Balance**

Under the current accounting standards, the equity investment creditor balance and debtor balance of long-term equity investments (formed before the announcement of Cai Kuai [2003] No.10 Notice) are amortized on an average basis over a fixed period and accounted for in the income statement. Under the New Accounting Standards, no more equity investment balance will be incurred by the consolidation of enterprises under the same controlling entity, and no more equity investment creditor balance will be incurred for other long-term equity investments accounted for using the equity method.

The Company has written down the RMB1,816,803 unamortized creditor balance of other long-term equity investments as at 31 December 2006. Accordingly, the consolidated equity attributable to equity holders of the Company as at 1 January 2007 was increased by RMB1,816,803.

(ii) **Income Tax**

Under the current accounting standards, the Company's income tax expense is accounted for using the tax payable method. Under the New Accounting Standards, the Company will adopt the balance sheet liability method to account for its corporate income tax, and deferred tax assets will be recognized to the extent that estimated taxable profits that are likely to be available against which deductible temporary differences and deductible losses can be utilized.

As the relevant deferred tax assets were recognized on 1 January 2007, the consolidated shareholders' equity of the Company as at 1 January 2007 was increased by RMB8,013,475, of which RMB8,013,475 was the increase in equity attributable to equity holders of the Company.

(3) **Listing of Minority Interests**

Under the current accounting standards, minority interests are separately listed between liabilities and equity attributable to equity holders of the Company in the consolidated financial statements. Under the new accounting standard, minority interests are required to be listed as one of the items of shareholders' equity. Accordingly, the consolidated shareholders' equity of the Company as at 1 January 2007 was increased by RMB427,827,147.

6.2 Segmental/product analysis of principal operations

Unit: RMB'000

By segment or by product		Income from principal operations	Cost of sales	Gross profit margin (%)	Year-on-year change in income from principal operations (%)	Year-on-year change in cost of sales (%)	Year-on-year change in gross profit margin (percentage point)
Toll roads		3,432,442	1,063,464	69.02	74.64	62.62	Increase 2.29percentage points
of which:	Shanghai-Nanjing Expressway	2,564,642	584,042	77.22	137.33	70,34	Increase 8.96 percentage points
	Shanghai-Nanjing Section of G312	203,371	293,550	-44.34	-33.98	128.18	Not applicable
	Nanjing Section of Nanjing-Lianyuangang Highway	103,060	38,449	62.69	27.72	13.48	Decrease 4.68 percentage points
	Guangjing Xicheng Expressway	561,369	147,261	73.77	13.16	-0.82	Decrease 3.70 percentage points
Income from ancillary services		613,814	601,427	2.02	167.67	122.16	Not applicable

6.3 Analysis of principal operations by geographical location

Unit: RMB'000

Region	Income from principal operations	Year-on-year change in income from principal operations (%)
Toll roads in Jiangsu Province	4,046,265	84.36

6.4 Status of the use of proceeds from subscription

☐ Applicable ☑ Not applicable

Changes

☐ Applicable ☑ Not applicable

6.5 Status of funds other than proceeds from subscription

☐ Applicable ☑ Not applicable

6.6 The Board's explanation on the "non-standard audit opinion" by auditors

☐ Applicable ☑ Not applicable

6.7 The Board's proposal on the profit distribution or the increase of share capital through the transfer of capital reserve fund

According to the audited results reported by auditors, the Group realized a net profit of RMB1,127,781,000 in 2006 under the PRC Accounting Standards. Earnings per share was RMB0.224. Under HKFRS, the net profit was RMB1,174,111,000, and earnings per share was RMB0.233. Pursuant to relevant provisions of the Ministry of Finance and the Articles of Association of the Company, in the event of any discrepancy between the profit of the Company calculated in accordance with the PRC Accounting Standards and that as calculated in accordance with HKFRS, whichever is lower will prevail.

Based on the total share capital of the Company of 5,037,747,500 shares, the Board has proposed to pay a final dividend of RMB0.19 (tax inclusive) per share to all shareholders. The afore-mentioned profit distribution scheme proposed by the Board will be submitted to the 2006 annual general meeting for consideration and approval. The exact date and procedures for the payment of final dividends will be announced separately.

7. SIGNIFICANT MATTERS

7.1 Assets acquisition

☐ Applicable ☑ Not applicable

7.2 **Disposal of assets**

☑ Applicable ☐ Not applicable

On 30 May 2006, the Company entered into an equity transfer agreement ("Equity Transfer Agreement") with Information Engineering Co. in respect of the disposal of approximately 35.71% of equity interests in China HEAD held by the Company. Both parties completed the equity transfer formalities on 14 June.

In June 2002, the Company invested RMB7,500,000 in China HEAD, holding 35.71% of its equity interests. In consideration of the Company's development strategies of focusing on its principal business and reducing diversified operations, at the 13th meeting of the fourth session of the Board held on 19 August 2005, the Company decided to transfer all of its equity interests in China HEAD. Pursuant to the approved valuation results, the market value of China HEAD as at the valuation date of 31 May 2005 amounted to approximately RMB14,030,000. The interests of the Company in China HEAD amounted to approximately RMB5,010,400. Since November 2005, the Company has openly posted the transfer of interests in China HEAD on the Jiangsu Assets and Equity Exchange for three times. The final listed transfer price was RMB4,058,400. Information Engineering Co. was the only party applying to be a transferee, and it possessed the qualification of being a transferee upon examination by the Jiangsu Assets and Equity Exchange.

Pursuant to the Equity Transfer Agreement, the net profit/loss generated during the period between the valuation date and the completion of the registration of industrial and commercial changes would be borne by the Company. As such, both parties have jointly appointed an auditing firm to audit the finance of China HEAD for the aforesaid period. For the period between 1 June 2005 and 31 May 2006, China HEAD recorded a net profit/loss of RMB64,600. In accordance with the proportionate equity interests held by the Company, Information Engineering Co. would pay the Company RMB23,100.

7.3 **Material guarantees**

☐ Applicable ☑ Not applicable

7.4 **Major Connected Transaction**

7.4.1 **Connected transactions in respect of daily operations**

☑ Applicable ☐ Not applicable

1. **Road Maintenance Service Contracts with Jiangsu Sundian**

On 7 April 2006, Guangjing Xicheng, the Company's subsidiary, entered into a maintenance service contract with Jiangsu Sundian in respect of the repair and maintenance services of Guangjing Expressway and Xicheng Expressway, for a term commencing on 1 May 2006 and ending on 31 December 2006. The maximum contractual maintenance service fees were estimated to be no more than RMB30 million. The relevant announcement was published in the newspapers in both Hong Kong and the PRC on 10 April 2006.

The maintenance service fees are determined by the following principles: the tender prices so accepted will serve as the fee basis for projects to be awarded through public tenders whereas the fee basis for other projects will be determined after arm's length negotiation and by reference to the prevailing market prices reviewed by an independent and qualified cost consultation institute. The upper limit of the maintenance service fees are set according to the estimated works in 2006. The maintenance service fees are to be paid out of Guangjing Xicheng's own funds. As at the end of the reporting period, the actual maintenance service fees amounted to RMB17,438,000.

2. **Technological Service Agreement with the Toll-network Company**

In February 2006, the Company entered into a technological service agreement with Jiangsu Expressway Toll-network Technology Service Co., Ltd. (the "Toll-network Company", 江蘇高速公路聯網收費技術服務有限公司). Pursuant to the agreement, the Toll-network Company would provide relevant data audit, statistical and analytical services and consultation services on inter-network tolling technology upgrade for the road and bridge projects of the Company. The service fees for 2006 would be RMB1,704,000 in aggregate.

The Toll-network Company was jointly established by Communications Holdings and its road and bridge subsidiaries. Communications Holdings is the largest shareholder holding 30% equity interests. The Company made a total capital contribution of RMB1,750,000 and holds 5% interests. As the Toll-network Company is a connected company of the Company, the transaction constituted a connected transaction relating to the daily operations of the Company. However, in accordance with the respective listing rules of the Shanghai Stock Exchange and the Hong Kong Stock Exchange, the transaction amount was below the level that required reporting and disclosure.

7.4.2 **Connected debts and liabilities**

☑ Applicable ☐ Not applicable

Unit: RMB'000

Connected party	Capital provided to connected party		Capital provided by connected party to listed company	
	Amount	Remaining amount	Amount	Remaining amount
Jiangsu Guangjing Xicheng Expressway Co., Ltd.	0	0	500,000	300,000

7.4.3 **Business Leasing of Connected Parties**

During the reporting period, Guangjing Xicheng, the Company's subsidiary, leased the operation of its petroleum products sales business at the petrol station in the Yanqiao Service Area to Jiangsu Expressway Petroleum Development Co. Ltd. (江蘇高速公路石油發展有限公司) ("Jiangsu Petroleum Company") (江蘇高速石油公司) for a period of three years.

Jiangsu Petroleum Company, a 51.17% owned subsidiary of Communications Holdings (as the Company's controlling shareholder), is an associate of the Company, and accordingly, the transaction constituted a continuing connected transaction. However, in accordance with the listing rules of Shanghai Stock Exchange and Rule 14A.33(3) of the Listing Rules of the Hong Kong Stock Exchange, the transaction is exempted from reporting, announcement and independent shareholders approval requirements. Due to the persistent rise in the wholesale prices of petroleum products, the room for generating profits from the self-operated petroleum products sale business of Jiangsu Petroleum Company is very limited. In order to enhance operating efficiency of the company, the business was leased to Jiangsu Petroleum Company for operation. Under the agreement between both parties, the leasing fee will be calculated on the basis of the sales volume of the petroleum products at RMB100 per ton, with the minimum leasing fee paid to Guangjing Xicheng by Jiangsu Petroleum Company amounted to RMB500,000 per annum. The lease period is from 1 January 2006 to 31 December 2008.

During 2006, Jiangsu Petroleum Company has paid leasing fee to Guangjing Xicheng amounting RMB1,807,000 in aggregate which was below the requirement for reporting and disclosure.

The independent non-executive directors of the Company have reviewed the continued connected transactions and confirmed in the annual report and accounts that:

(1) Such transactions constituted the usual course of business of the listed issuer;

(2) Such transactions were conducted on normal commercial terms or, if transactions available for comparison were insufficient to determine whether the terms of such transactions are normal commercial terms, from the perspective of the Company, the terms of such transactions were not worse than the terms offered to or by (depending on the situation) independent third parties; and

(3) Such transactions were conducted in accordance with the terms of the agreements of respective transaction and that the transaction terms were fair and reasonable and in the best interests of the Company's shareholders as a whole.

7.5 **Entrusted fund management**

☐ Applicable ☑ Not applicable

7.6 **Implementation of undertakings**

☑ Applicable ☐ Not applicable

(i) The Board of the Company has made an undertaking in respect of the profit distribution proposal for 2006 as follows: one cash dividend distribution will be made for the year at a ratio of no less than 85% of the attributable profit of the year. The Board of the Company has faithfully fulfilled such undertaking. For details, please refer to "Profit Distribution Scheme" under the section headed "Report of the Directors".

(ii) Special undertakings made by the original Non-circulating Shareholders during the process of the Share Segregation Reform and their fulfillment:

Name of shareholder	Special undertakings	Fulfillment of undertakings
Communications Holdings Huajian Transportation	1. Within 60 months from the day on which the listing status is granted, the original non-circulating shares of the Company held by the two companies will not be traded on the Shanghai Stock Exchange. 2. The two companies will propose a motion and vote for a proposal at each of the 2005-2008 annual general meetings of the Company regarding a cash dividend payment of not less than 85% of the distributable profit of the Company realized in the relevant year.	The Company is not aware that such shareholder was in breach of the relevant undertakings during the reporting period.
Communications Holdings Huajian Transportation Jiangsu Communications Construction Group Co., Ltd. Jiangsu Communications Engineering Co., Ltd	These companies undertake that they shall bear all relevant expenses arising from the Share Segregation Reform as per their agreement.	Fulfilled

7.7 **Material litigation or arbitration**

☐ Applicable ☑ Not applicable

7.8 Other significant matters

(i) Remuneration of auditors

At the 2005 annual general meeting of the Company, it was approved that Deloitte Touche Tohmatsu Certified Public Accountants Co., Ltd. and Deloitte Touche Tohmatsu would continue to be appointed as the domestic and international auditors of the Company for the year 2006. Due to the relevant asset disposals upon completion of the expansion project and the increases in the audit projects and workload in 2006, the audit fees for the year increased to RMB1.7 million. The Company did not pay any other fees and nor were there any charges that might have affected the auditors' independence.

The above-mentioned auditing firms have been providing audit services to the Company for four consecutive years since 2003.

(ii) Purchase, Sale and Redemption of Shares of the Company

As at 31 December 2006, there was no purchase, sale or redemption of the Company's shares by the Company or any of its subsidiaries.

(iii) Pre-emption Rights

In accordance with the laws of the People's Republic of China and the Company's articles of association, the Company did not grant any pre-emption rights pursuant to which the Company was required to offer new shares to existing shareholders in proportion to their shareholdings.

(iv) Public Float

As at 31 December 2006 and 23 March 2007 (the latest practicable date of this disclosure statement), the Company complied with the 25% public float requirement under the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange.

(v) Audit Committee

The Company has established an audit committee comprising three members, of whom two are independent non-executive directors, and the remaining one is an independent non-executive director holding relevant professional qualifications and professional financial management experience. Mr. Yang Xiong Sheng is chairman of the committee. The audit committee has reviewed the Company's annual financial statements for the year 2006.

(vi) Independent non-executive director

The four independent non-executive directors of the Company are Chang Yung Tsung, Fang Hung, Kenneth, Yang Xiong Sheng and Fan Chong Lai, representing more than one-third of the members of the Board and including one independent non-executive director holding relevant professional qualification and professional financial management experience.

(vii) **Model Code for Securities Transactions by Directors**

Upon specific enquiries to all of the directors and supervisors of the Company, the directors and supervisors of the Company have complied with the provisions on securities transactions under the Model Code for Securities Transactions by Directors of Listed Issuers in Appendix 10 of the Hong Kong Listing Rules. During the reporting period, the Company has formulated the "Model Code for Securities Transactions by Directors, Supervisors, Senior Management and the relevant employees" to govern the relevant people to comply with the code when conducting securities transactions.

(viii) **The Code on Corporate Governance Practices**

The Board reviewed the daily governance of the Company in accordance with the relevant provisions of the the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 of the Hong Kong Listing Rules during the reporting period and considers that, from 1st January 2006 to the date before the publication of this announcement, the Company regulated its operation and stringently governed in accordance with the relevant provisions of the Code, and strived to achieve the various recommended best practices, except deviations of certain provisions which are mainly related to the rotation of directors and the determination of remuneration policies for executive directors. The Board is adopting active measures to improve and comply with the relevant provisions. For details, refer to the full text of the "Corporate Governance Report" set out in the annual report.

8. REPORT OF SUPERVISORY COMMITTEE

The Supervisory Committee considers that the Company has operated in compliance with the law, and that the Company's financial conditions, the use of proceeds from subscription, acquisitions, disposal of assets and connected transactions have not presented any problem.

9. FINANCIAL STATEMENTS (PREPARED IN ACCORDANCE WITH PRC ACCOUNTING STANDARDS)

9.1 Auditing opinion

The financial statements for the reporting period have been audited. Certified auditors have signed the financial statements with a standard unqualified audit opinion issued.

9.2 Financial statements

Balance Sheet as at 31 December 2006

Unit: RMB

Item	Consolidated 31 December 2006	Consolidated 31 December 2005	The Company 31 December 2006	The Company 31 December 2005
Current Assets:				
Bank balances and cash	796,874,386	1,074,057,577	602,181,971	627,127,116
Short-term investment	37,783,600	—	—	—
Bills receivable	32,787,813	21,957,998	3,179,851	2,572,754
Accounts receivables	56,310,990	26,393,164	55,736,818	27,166,610
Prepayments	4,377,355	5,513,324	1,094,396	1,226,510
Inventories	21,695,359	9,100,259	5,805,974	4,955,745
Total current assets	949,829,503	1,137,022,322	667,999,070	663,048,735
Long-term investment:				
Long-term equity investment	1,566,042,134	1,564,935,055	3,977,174,030	3,922,700,387
Total long-term investment	1,566,042,134	1,564,935,055	3,977,174,030	3,922,700,387
Fixed assets:				
Fixed assets at cost	26,121,055,112	24,806,073,164	23,397,135,610	22,139,888,942
Less: Accumulated depreciation	3,515,984,535	2,754,561,373	3,049,618,072	2,386,351,869
Net fixed assets	22,605,070,577	22,051,511,791	20,347,517,538	19,753,537,073
Less: Impairment	—	—	—	—
Fixed assets - net book value	22,605,070,577	22,051,511,791	20,347,517,538	19,753,537,073
Construction in progress	31,404,863	1,121,070,277	—	1,080,095,013
Total fixed assets	22,636,475,440	23,172,582,068	20,347,517,538	20,833,632,086
Intangible assets and other assets:				
Intangible assets	1,272,860,050	1,347,896,268	1,272,860,050	1,337,343,378
Long-term deferred expenses	—	710,834	—	—
Total intangible assets and other assets	1,272,860,050	1,348,607,102	1,272,860,050	1,337,343,378
Total assets	26,425,207,127	27,223,146,547	26,265,550,688	26,756,724,586

Unit: RMB

Item	Consolidated		The Company	
	31 December 2006	31 December 2005	31 December 2006	31 December 2005
Liabilities and shareholders' equity				
Current liabilities:				
Short-term borrowings	4,510,000,000	450,000,000	4,800,000,000	450,000,000
Short-term bond	—	3,912,026,301	—	3,912,026,301
Accounts payable	1,609,494,835	2,564,323,786	1,598,039,529	2,553,855,408
Advances from customers	12,184,565	309,324	3,263,757	54,751
Salaries and wages payable	11,645,131	14,432,342	6,871,306	10,359,342
Welfare payable	25,720,577	23,602,330	20,431,758	18,242,858
Taxes payable	127,633,020	32,029,557	101,939,439	18,184,088
Dividend payable	11,057,681	24,206,102	11,057,681	24,206,102
Other payables	221,082,458	206,116,215	249,646,055	187,372,654
Long-term loans due within one year	1,934,692	6,643,274	1,934,692	6,643,274
Total current liabilities	6,530,752,959	7,233,689,231	6,793,184,217	7,180,944,778
Long-term liabilities:				
Long-term loans	4,436,759,139	4,939,989,620	4,436,759,139	4,939,989,620
Total long-term liabilities	4,436,759,139	4,939,989,620	4,436,759,139	4,939,989,620
Total liabilities	10,967,512,098	12,173,678,851	11,229,943,356	12,120,934,398
Minority interests	427,827,147	416,907,787	—	—
Shareholders' equity				
Share capitals	5,037,747,500	5,037,747,500	5,037,747,500	5,037,747,500
Capital reserves	7,488,686,684	7,488,686,684	7,488,686,684	7,488,686,684
Surplus reserves	1,194,135,789	1,058,431,299	1,047,767,610	934,738,556
Including: statutory public welfare fund	—	352,810,432	—	311,579,519
Unappropriated profits	1,309,297,909	1,047,694,426	1,461,405,538	1,174,617,448
Post balance sheet date distributable cash dividend	957,172,025	730,473,388	957,172,025	730,473,388
Total shareholders' equity	15,029,867,882	14,632,559,909	15,035,607,332	14,635,790,188
Total liabilities and shareholders' equity	26,425,207,127	27,223,146,547	26,265,550,688	26,756,724,586

Income and Appropriation Statement for the Year Ended 31 December 2006

Unit: RMB

Item	Consolidated 2006	Consolidated 2005	The Company 2006	The Company 2005
Revenue from principal operations	4,046,256,098	2,194,735,786	3,472,738,619	1,659,659,343
Less: Cost of sales	1,664,891,707	924,677,713	1,503,037,369	729,736,201
Sales tax and surcharges	120,686,974	89,831,567	101,993,374	68,898,475
Profit from principal operations	2,260,677,417	1,180,226,506	1,867,707,876	861,024,667
Add: Other operating profit	3,000,239	6,966,518	—	—
Less: General and administrative expenses	212,230,365	195,565,999	194,251,420	175,413,761
Financial costs	445,149,875	162,388,580	457,079,503	173,964,234
Profit from operations	1,606,297,416	829,238,445	1,216,376,953	511,646,672
Add: Investment income	117,801,201	128,945,325	327,238,700	305,075,958
Subsidy income	1,810,000	800,000	—	—
Non-operating income	24,842,370	13,741,127	22,867,830	11,797,315
Less: Non-operating expenses	34,724,332	28,288,593	20,170,688	24,165,031
Profit before tax	1,716,026,655	944,436,304	1,546,312,795	804,354,914
Less: Income tax	549,078,588	215,126,084	416,022,263	107,632,550
Minority interests	39,166,706	32,854,200	—	—
Net profit	1,127,781,361	696,456,020	1,130,290,532	696,722,364
Add: Retained earnings at beginning of the year	1,047,694,426	1,214,598,588	1,174,617,448	1,312,876,826
Profit available for distribution	2,175,475,787	1,911,054,608	2,304,907,980	2,009,599,190
Less: Appropriation of statutory surplus reserve fund	135,704,490	88,591,196	113,029,054	69,672,236
Appropriation of statutory public welfare fund	—	44,295,598	—	34,836,118
Profit available for distribution to shareholders	2,039,771,297	1,778,167,814	2,191,878,926	1,905,090,836
Less: Dividend payable - cash dividend for the previous year approved by the general meeting	730,473,388	730,473,388	730,473,388	730,473,388
Unappropriated profits at the end of the year	1,309,297,909	1,047,694,426	1,461,405,538	1,174,617,448
Including: Post balance sheet date distributable cash dividend	957,172,025	730,473,388	957,172,025	730,473,388

Cash Flow Statement for 2006

Unit: RMB

Item		Consolidated 2006	Consolidated 2005	The Company 2006	The Company 2005
1.	Cash flow from operating activities				
	Cash received from sale of goods and rendering of services	4,114,523,265	2,269,200,987	3,475,243,022	1,657,263,575
	Other cash received relating to operating activities	13,742,789	25,392,975	674,807	14,129,982
	Sub-total of cash inflow	4,128,266,054	2,294,593,962	3,475,917,829	1,671,393,557
	Cash paid for goods and services	781,218,815	424,796,386	691,559,041	258,807,333
	Cash paid to and on behalf of employees	213,559,165	156,086,942	178,395,582	131,797,580
	Tax and charges paid	592,243,181	344,610,222	443,082,596	214,631,896
	Other cash paid relating to operating activities	99,793,854	84,100,220	84,250,336	73,476,700
	Sub-total of cash outflow	1,686,815,015	1,009,593,770	1,397,287,555	678,713,509
	Net cash flows from operating activities	2,441,451,039	1,285,000,192	2,078,630,274	992,680,048
2.	Cash flow from investing activities				
	Cash received from disposal of investments	45,191,316	97,910,000	4,081,461	1,000,000
	Including: Cash received from disposal of subsidiaries	—	1,000,000	—	1,000,000
	Cash received from investment income	115,503,289	121,823,252	270,144,636	283,574,380
	Cash received from disposal of fixed assets, intangible assets and other long-term assets	2,814,333	2,261,322	2,730,736	2,241,823
	Other cash received relating to investing activities	—	194,400	—	—
	Sub-total of cash inflow	163,508,936	222,188,974	276,956,833	286,816,203
	Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	1,207,150,367	4,001,529,082	1,145,849,898	3,969,172,998
	Cash paid for purchase of investments	81,573,040	71,000,000	1,250,000	500,000
	Sub-total of cash outflow	1,288,723,407	4,072,529,082	1,147,099,898	3,969,672,998

Unit: RMB

Item	Consolidated 2006	Consolidated 2005	The Company 2006	The Company 2005
Net cash flow from investing activities	-1,125,214,471	-3,850,340,108	-870,143,065	-3,682,856,795
3. Cash flow from financing activities				
Proceeds from borrowings	6,310,000,000	10,336,400,000	6,650,000,000	10,336,400,000
Sub-total of cash inflow	6,310,000,000	10,336,400,000	6,650,000,000	10,336,400,000
Repayment of borrowings	6,756,602,485	6,087,367,764	6,756,602,485	6,287,367,764
Cash paid for dividends, profit distribution and interest	1,146,817,274	1,134,409,224	1,126,829,869	1,114,432,733
Including: dividend paid by subsidiaries to minority shareholders	28,247,346	29,410,347	—	—
Sub-total of cash outflow	7,903,419,759	7,221,776,988	7,883,432,354	7,401,800,497
Net cash flow from financing activities	-1,593,419,759	3,114,623,012	-1,233,432,354	2,934,599,503
4. Effects of foreign exchange rate changes	—	—	—	—
5. Net increase (decrease) in cash and cash equivalent	-277,183,191	549,283,096	-24,945,145	244,422,756

Supplementary information

Unit: RMB

Item		Consolidated 2006	Consolidated 2005	The Company 2006	The Company 2005
1.	**Reconciliation of net profit to cash flow from operating activities:**				
	Net profit	1,127,781,361	696,456,020	1,130,290,532	696,722,364
	Add: Profit/loss of minority shareholders	39,166,706	32,854,200	—	—
	Provision for impairment	477,023	11,551,496	-9,302	11,172,991
	Depreciation of fixed assets	789,550,917	448,925,582	689,987,814	359,784,731
	Amortization of intangible assets	64,593,254	64,703,180	64,483,328	64,483,328
	Amortization of long-term deferred assets	229,200	1,421,667	—	—
	Loss on disposal of fixed assets, intangible assets and other long-term assets (less: profit)	15,272,156	13,385,997	4,136,495	13,306,210
	Financial costs	453,941,405	167,657,604	462,201,347	177,091,458
	Losses arising from investments (less: profits)	-117,980,786	-128,945,325	-327,238,700	-305,075,958
	Decrease in inventories (less: increase)	-2,152,136	-2,691,686	-850,229	-1,490,464
	Decrease in receivables under operating activities (less: increase)	-31,217,072	16,710,002	-29,246,988	7,942,645
	Increase in payables under operating activities (less: decrease)	101,789,011	-37,028,545	84,875,977	-31,257,257
	Net cash flow from operating activities	2,441,451,039	1,285,000,192	2,078,630,274	992,680,048
2.	**Net increase in cash and cash equivalents**				
	Cash at the end of the year	796,874,386	1,074,057,577	602,181,971	627,127,116
	Less: Cash at the beginning of the year	1,074,057,577	524,774,481	627,127,116	382,704,360
	Add: Cash equivalents at the end of the period	—	—	—	—
	Less: Cash equivalents at the beginning of the period	—	—	—	—
	Net increase (decrease) in cash and cash equivalents	-277,183,191	549,283,096	-24,945,145	244,422,756

9.3 In accordance with the PRC Accounting Standards, the accounting policy, accounting estimates and auditing method adopted by the Company have not been changed during the reporting period.

9.4 There is no change in the accounting difference during the reporting period.

9.5 There is no change in the scope of the Company's consoldiated statement during the reporting period.

By Order of the Board
Shen Chang Quan
Chairman

Nanjing, the PRC, 23 March 2007

As at the date of this announcement, Directors of the Company are: Shen Chang Quan, Xie Jia Quan, Zhang Wen Sheng, Sun Hong Ning, Chen Xiang Hui, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung, Fang Hung, Kenneth*, Yang Xiong Sheng* and Fan Cong Lai**

** Independent Non-executive Directors*

Please also refer to the published version of this announcement in South China Morning Post.



江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(established in the PRC with limited liability)

(Stock Code: 177)

Overseas Regulatory Announcement In Respect of Expected Increase in Profit for the First Quarter of the Year

This announcement is made pursuant to rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company and members of the board of directors (save for those expressing disagreeing statement berein) warrant the truthfulness, accuracy and completeness of the content of this announcement and that there are no false representations or misleading statements contained in, or material omissions from this announcement.

(I) EXPECTED RESULTS DURING THE PERIOD

1. Period for expected results: From 1 January 2007 to 31 March 2007
2. Expected results: ☐ loss ☑ a significant surge ☐ a significant decline ☐ return to the black

   Expected results being 50% higher compared to the corresponding period of the previous year
3. Whether the expected results have been audited by certified accountants:

   ☐ Yes ☑ No

   In the case where an audit has been carried out, the name of the accounting firm and whether there is a difference in opinion between the company and the certified accountants as well as where the difference is should be given.

(II) RESULTS FOR THE SAME PERIOD OF THE PREVIOUS YEAR

1. Net profit: RMB 252,700,000
2. Earnings per share: RMB 0.05 per share

(III) REASONS FOR NOT MAKING AN ANNOUCEMENT ON EXPECTED RESULTS IN THE PREVIOUS REPORTING PERIOD

Traffic flows were higher than expected.

The Board of Directors of Jiangsu Expressway Company Limited

Nanjing, the PRC, 12 April 2007

As at the date of this announcement, Directors of the Company are: Shen Chang Quan, Xie Jia Quan, Zhang Wen Sheng, Sun Hong Ning, Chen Xiang Hui, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung, Fang Hung, Kenneth*, Yang Xiong Sheng* and Fan Cong Lai**

** Independent Non-executive Directors*



江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

(Stock Code: 177)

Continuing Connected Transaction

Technological Service Agreement with Jiangsu Expressway Toll-network Technology Service Co., Ltd.

- The Company entered into the Technological Service Agreement with Toll-network Company
- Toll-network Company is a 5% direct associate of the Company. Communications Holdings, the Company's controlling shareholder holds 25% in Toll-network Company. Associates of Communication Holdings hold in aggregate 50% of the Toll-network Company. The transaction contemplated under the Technological Service Agreement entered into by the Company with the Toll-network Company is a continuing connected transaction pursuant to the Hong Kong Listing Rules. As the maximum technological service fee for 2007 is for the time being determined to be not more than RMB 6,000,000 (approximately HK$6,060,912), the Agreement is only subject to disclosure requirement under rule 14A.34 of the Listing Rules.
- The transaction is a connected transaction under the Shanghai Listing Rules but the size of transaction does not trigger the disclosure requirement. This announcement is published under simultaneous dissemination requirement in China and Hong Kong.
- At the 8th Session Meeting of the Fifth Board of Directors held on 26 April 2007, the directors of the Company (including independent non-executive directors) approved the entering into of the Technological Service Agreement.

The Board of Directors of Jiangsu Expressway Company Limited (the "Company") announced that the Company entered into the Technological Service Agreement with Jiangsu Expressway Toll-network Technology Service Co., Ltd. ("Toll-network Company") on 26 April 2007.

Major terms of the Technological Service Agreement are set out in the table below:

Parties	• the Company • Toll-network Company, as service provider
Duration of Agreement	1 January 2007 to 31 December 2007
Subject of the 2007 technological services	Operation, management, toll collection and sharing in respect of the inter-networked expressway toll collection system.
Description of technological services	(1) Study, guidance on implementation of and technological advisory services on the inter-networked expressway tolling technology upgrade proposal (2) Business research and development of and relevant technological services on the expressway e-payment scheme. (3) Relevant data audit, statistical and analytical services on inter-networked expressway toll collection. (4) Toll sharing, audit, adjustment and appropriation in respect of inter-networked expressway toll collection. (5) Settlement services on e-payment in respect of inter-networked toll collection. (6) Manufacture, distribution and management of IC cards, corporate cards and e-payment cards. (7) Expressway public information services (8) Skill training in respect of inter-networked toll collection and relevant business.
Technological service fee for 2007	Under the Agreement, the service fee shall not exceed RMB6,000,000 (approximately HK$6,060,912), being the annual cap
Principle for apportion of technological service fee	Payment of the service fee shall be approportioned in accordance with to the number of lane roads, tolls and traffic volume, as detailed in the paragraph headed "Basis of the technological service fee" below.
Payment of technological service fee	Advance payment of RMB3,988,327 (approximately HK$4,028,817) to be paid within 10 working days upon execution of the Agreement. By end of 2007, after the Board of Directors of the Toll-network Company has considered the 2007 actual costs of the Toll-network Company which have been audited and confirmed, the same shall be apportioned on the principle described in the paragraph headed "Basis of the technological service fee" below, and on such basis settlement shall be made with the Company. In the event the technological service fee exceeds RMB6,000,000 (approximately HK$6,060,912), the parties will have to agree to the revision and enter into a supplemental agreement to record such agreement before payment.

Reasons and Benefits of the Entering into of the Technological Service Agreement

The principal business of the Company is the construction and management of toll roads and expressways in Jiangsu Province. Toll-network Company is a service company providing inter-networked expressway tolling technological services to all expressway operators in the Jiangsu Province.

The Toll-network Company was jointly established by the Company and other expressway operators in Jiangsu Province on 22 November 2004 and is the only one to provide inter-networked expressway tolling technological services in Jiangsu. The Company has invested an aggregate of RMB1,750,000 (approximately HK$1,767,766), representing 5% of the capital of Toll-network Company. The Shanghai-Nanjing Expressway which is operated by the Company has been incorporated into the toll collection network of Jiangsu Province. For the purpose of ensuring normal operation of the Expressway's toll collection system and reasonable split and sharing of toll revenues generated by the network in a prompt and accurate manner, the Company requires Toll-network Company to provide relevant technological services, network support services, IT advisory services and such services related to the study, organization and implementation of the toll collection system upgrade.

Basis of the technological service fee

Pursuant to the resolutions passed at the 3rd Session of the First General Meeting and the 4th Session Meeting of the First Board of Directors and of the Supervisory Committee of the Toll-network Company for 2007, the member entities (a total of 16 entities including the Company) have to pre-pay to the Toll-network Company an estimated sum of RMB22,660,000 (approximately HK$22,890,045) for 2007. Prepayment of the fees will be apportioned among Jiangsu inter-networked toll highway operators are as follows: daily operating cost — 50% to be apportioned in proportion to the number of lane roads while another 50% to be apportioned in proportion to the 2006 year-end tolls. Costs in relation to study visit, training fees, technological advisory services, system maintenance and data communication is to be reimbursed in proportion to the number of lane roads. Expenses arising from the purchase of IC cards is to be reimbursed in proportion to traffic volume. On this principle, the Company's 2007 prepayment was confirmed to be RMB3,988,327 (approximately HK$4,028,817), in April 2007.

Pursuant to the Agreement, the maximum fee and reimbursements payable in 2007 by the Company shall not exceed RMB6,000,000 (approximately HK$6,060,912). If the amount is to exceed RMB6,000,000 (approximately HK$6,060,912), the parties will enter into supplemental agreement and the Company will make an announcement in accordance with the Hong Kong Listing Rules.

The service fee and disbursement paid and payable by the Company in respect of services in 2006 was RMB1,704,412.80 (approximately HK$1,721,716), which fell under the relevant 0.1% of the percentage ratio de minis level.

At the 8th Session Meeting of the Fifth Board of Directors held on 26 April 2007, the directors of the Company (including independent non-executive directors) approved the entering into of the Technological Service Agreement. The directors of the Company (including independent non-executive directors) are of the view that the Technological Service Agreement is in the interests of the shareholders of the Company as a whole and the Technological Service Agreement is entered into in the ordinary and usual course of business of the Company. The terms thereof are normal commercial terms and fair and reasonable.

Continuing Connected Transaction

The Company holds 5% of Toll-network Company Communications Holdings, the Company's controlling shareholder, holds 5% of Toll-network Company. Communications Holdings' associates hold an aggregate of 50% of the Toll-network Company. The transaction contemplated under the Technological Service Agreement enterd into by the Company with the Toll-network Company is a continuing connected transaction pursuant to the Rules governing the Listing of securities on the Hong Kong Stock Exchange ("Hong Kong Listing Rules"). As the 2007 annual cap of technological service fee is for the time being determined to be RMB6,000,000 (approximately HK$6,060,912), the Agreement constitutes a continuing connected transaction under rule 14A.34 of the Listing Rules and is only subject to disclosure requirement.

By Order of the Board
Yao Yong Jia
Secretary to the Board

Nanjing, the PRC, 26 April 2007

For the purpose of this announcement, conversions of Renminbi into Hong Kong dollars are based on the inter-bank mid rate of RMB98.995 = HK$100 quoted by the People's Bank of China.

As at the date of this announcement Directors of the Company are: Shen Chang Quan, Sun Hong Ning, Chen Xiang Hui, Zhang Wen Sheng, Xie Jia Quan, Fan Yu Shu, Cui Xiao Long, Chang Yun Tsung, Fang Hung, Kenneth*, Fan Cong Lai* and Yang Xiong Sheng**

** Independent Non-executive Directors*



江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)
(Stock Code: 177)

Overseas Regulatory Announcement
Eighth Session of the Fifth Board of Directors Meeting

This announcement is made pursuant to rule 13.09(2) of the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited.

Notice is hereby given that Jiangsu Expressway Company Limited (the "Company") held the eighth session of the fifth board of directors meeting (the "Meeting") in the morning on 26 April 2007 at the Conference Room, 238 Maqun Street, Nanjing, the PRC. There should be 11 directors present and 11 directors were present. Members of the supervisory committee and senior management attended the Meeting. The Meeting was chaired by Mr. Shen Chang Quan, chairman of the Company. The procedures for convening the meeting were in compliance with the relevant provisions of Company Law and the articles of association. The following were considered and approved at the meeting:

1. The first quarterly report of the Company for the period ended 31 March 2007 was approved;
2. The entering into the technological service agreement between the Company and Jiangsu Expressway Toll-network Technology Service Co., Ltd. (江蘇高速公路聯網收費技術服務有限公司) was approved; and
3. The maintenance contract for Guangjing Xicheng Expressway Co., Limited ("Guangjing Xicheng") (廣靖錫澄高速公路有限責任公司養護工程施工合同) and the entering into the contract between Guangjing Xicheng Expressway Co., Ltd. and Jiangsu Sundian Engineering Co., Ltd. were approved.

By Order of the Board
Yao Yong Jia
Secretary to the Board

Nanjing, the PRC, 26 April 2007

As at the date of this announcement, Directors of the Company are: Shen Chang Quan, Xie Jia Quan, Zhang Wen Sheng, Sun Hong Ning, Chen Xiang Hui, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung, Fang Hung, Kenneth*, Yang Xiong Sheng* and Fan Cong Lai**

* *Independent Non-executive Directors*



江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)
(Stock Code: 177)

2007 First Quarterly Report

> This announcement is made pursuant to rule 13.09(2) of the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited.

1. IMPORTANT

1.1 The board of directors (the "Board") and its directors of Jiangsu Expressway Company Limited (the "Company") confirm that there are no false representations or misleading statements contained in, or material omissions from this report, and jointly and severally accept responsibility for the truthfulness, accuracy and completeness of the content of this report.

1.2 Ms Fan Yuxiu did not attend the Board Meeting, and she had appointed Mr Shen Chang Quan, Chairman, to vote on her behalf. Ms Chang Yung Tsung, Independent Non-executive Director, did not attend the Board meeting, and she had appointed Mr Fang Hung, Kenneth, Independent Non-executive Director, to vote on her behalf. Mr Yang Xiong Sheng, Independent Non-executive Director, did not attend the Board meeting, and he had appointed Mr Fan Cong Lai, Independent Non-executive Director, to vote on his behalf.

1.3 This quarterly report is prepared in accordance with the regulations on Disclosure of Information in Quarterly Reports for Listed Companies by the China Securities Regulatory Commission. This report is published simultaneously in Hong Kong and the People's Republic of China. All financial information set out in this quarterly report has been prepared in accordance with PRC Accounting Standards for Business Enterprises ("PRC Accounting Standards") and has been adjusted retrospectively. Shareholders of the Company and public investors should be aware of the risks of investment when trading in shares.

1.4 The financial statements in this 2007 first quarterly report are unaudited and have been reviewed by the Audit Committee of the Company.

1.5 Mr Shen Chang Quan, the Chairman of the Company, Mr Xie Jia Quan, the General Manager, and Madam Liu Wei, Financial Controller, guarantee the truthfulness and completeness of the financial statements in the quarterly report.

2. BASIC INFORMATION OF THE COMPANY

2.1 Major accounting data and financial indicators

Unit: RMB'000

	End of the reporting period	End of last reporting year	% increase/(decrease) at end of the reporting period compared to end of last reporting year
Total assets	26,400,557	[illegible]	[illegible]
Shareholders' equity (excluding minority interests)	15,435,820	15,039,698	2.63
Net assets per share (RMB)	3.06	2.99	2.61

	Beginning of the year to end of the reporting period	% increase/(decrease) for the reporting period compared to the corresponding period of the previous year
Net cash flow from operating activities	[illegible]	47.14
Net cash flow per share from operating activities (RMB)	0.16	47.14

	The reporting period	Beginning of the year to end of the reporting period	% increase/(decrease) for the reporting period compared to the corresponding period of the previous year
Net Profit	396,122	396,122	54.99
Basic earnings per share (RMB)	0.079	0.079	54.99
Diluted earnings per share (RMB)	0.079	0.079	54.99
Return on net assets (%)	2.57	2.57	Increased by 0.87 percentage point
Return on net assets after deduction of non-recurring profit/loss (%)	2.57	2.57	Increased by 0.87 percentage point

Non-recurring profit/loss	Amount
Non-operating items	[illegible]
Effect of income tax	[illegible]
Total	-741

2.2 Total number of shareholders as at the end of the reporting period and the top ten holders of circulating shares not subject to selling restrictions (after completion of Share Segregation Reform)

Unit: share

Total number of shareholders at the end of the reporting period	As at 31 March 2007, there were a total of 39,7[illegible] shareholders whose names appeared on the register of shareholders of the Company, of whom 39,[illegible] were domestic shareholders and [illegible] were foreign shareholders.	
Top ten holders of circulating shares not subject to selling restrictions		
Name of shareholder	Number of shares not subject to selling restrictions held as at the end of the reporting period	Type of shares
JPMorgan Chase & Co.	142,315,[illegible]	Overseas-listed foreign shares
Schroder Investment Management Limited	[illegible]	Overseas-listed foreign shares
Fidelity International Limited	[illegible]	Overseas-listed foreign shares
Newton Investment Management Ltd	74,134,000	Overseas-listed foreign shares
Sumitomo Mitsui Asset Management Company, Limited	73,180,000	Overseas-listed foreign shares
HSBC Halbis Partners (Hong Kong) Limited	[illegible]	Overseas-listed foreign shares
Winner Glory Development Ltd	[illegible]	Overseas-listed foreign shares
Galaxy Securities Co., Ltd (銀河證券有限責任公司)	7,943,572	RMB-denominated ordinary shares
Zhu Zetang ([illegible])	1,707,399	RMB-denominated ordinary shares
Guotai Junan-RBC ([illegible] — 上行 — DRESDNER BANK AKTIENGESELLSCHA	1,[illegible]	RMB-denominated ordinary shares

3. SIGNIFICANT MATTERS

3.1 Details and reasons for material changes in the major financial statement items and financial indicators of the Company

✓ Applicable ☐ Not applicable

Relying on the rapid traffic growth of the core asset Shanghai-Nanjing Expressway, the Group achieved a substantial growth in operating results for the first quarter of 2007. According to the PRC Accounting Standards, the Group realized approximately RMB1,179,313,000 in operating revenue, representing an increase of approximately 40.54% as compared to the corresponding period of 2006. Net profit amounted to approximately RMB396,122,000, with earnings per share being approximately RMB0.079, representing an increase of approximately 54.99% as compared to the corresponding period of 2006.

During the reporting period, the Group realised a revenue of RMB978,450,000 for its principal toll road and bridge operations, representing an increase of approximately 33.07% as compared to the corresponding period of 2006. Among this, Shanghai-Nanjing Expressway realised a toll revenue of approximately RMB775,062,000, accounting for approximately 79.21% of the Group's toll revenue and approximately 65.72% of the Group's total revenue. The average daily traffic volume and average daily toll revenue reached 46,391 vehicles and RMB8,611,500 respectively, representing increases of approximately 30.38% and 48.85%, respectively, over the corresponding period of the previous year. Owing to the Lunar New Year traffic peak during the first quarter, the growth in passenger vehicle traffic volume was more rapid. The proportion of truck traffic was at a lower level overall, accounting for approximately 28.49% of the average daily traffic volume but representing an approximately 4.46 percentage-point increase over the corresponding period of the previous year. The proportion of average daily toll revenue of trucks was approximately 47.07%, representing a 18.89 percentage-point increase over the corresponding period of the previous year. The average daily full-trip revenue per vehicle was RMB184.66, representing an increase of approximately 14.2% over the corresponding period of the previous year.

The toll revenue and traffic volume of G312 continued to decline. Meanwhile Nanjing-Lianyungang Expressway was opened in December 2006 and its impact on Nanjing-Lianyungang Highway was apparent, leading to decreases of approximately 47.4% and 35.54% in the latter's average daily traffic volume and average daily toll revenue as compared to the corresponding period of the previous year. The operations of the Company's other road and bridge assets and service areas were in normal operation with relatively good performance.

Data of average daily traffic volumes and average daily toll revenues of various roads and bridges during January - March 2007:

Expressway or bridge section	Average daily traffic volume (vehicle/day)	Growth over the corresponding period of the previous year (%)	Average daily toll revenue (RMB'000/day)	Growth over the corresponding period of the previous year (%)
Jiangsu Section of Shanghai-Nanjing Expressway	46,391	30.38	8,611.5	48.85
Shanghai-Nanjing Section of G312	[illegible]	-18.59	451.4	[illegible]
Nanjing Section of Nanjing-Lianyungang Highway	[illegible]	-47.40	176.1	-35.54
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

As at 31 March 2007, according to the PRC Accounting Standards, the total assets of the Group amounted to approximately RMB26,400,557,000 and total liabilities amounted to approximately RMB10,525,811,000. The gearing ratio was approximately 39.87%. Minority interests amounted to approximately RMB438,926,000, while interests attributable to equity holders of the parent company was approximately RMB15,435,820,000. The balance of borrowings was approximately RMB8,948,[illegible],000. Changes in major financial indicators are as follows:

Reasons of Material Changes in Balance Sheet Items as at 31 March 2007

Unit: RMB'000

Item	As at 31 March 2007	As at 31 December 2006	Change (%)
Accounts payable	1,036,[illegible]	1,607,[illegible]	-35.62
Tax payable	259,550	127,[illegible]	103.[illegible]

As at the end of the reporting period, accounts payable decreased by approximately RMB573,000,000 as compared to the beginning of the period, due to the balance payment of construction amounted approximately RMB358,000,000 for the Shanghai-Nanjing Expressway expansion project.

As at the end of the reporting period, tax payable increased by approximately RMB132,000,000 as compared to the beginning of the period, as certain income tax and business tax incurred during the reporting period were not paid yet.

Reasons of Material Changes in Income Statement Items during the Reporting Period

Unit: RMB'000

Item	The reporting period	Corresponding period of the previous year	Change (%)
Operating revenue	1,179,313	[illegible]	40.54
Operating costs	[illegible]	[illegible]	[illegible]
Operating profit	[illegible]	[illegible]	[illegible]
Net profit attributable to equity holders of the parent company	396,122	255,548	54.99

During the reporting period, the operating revenue, operating profit and net profit attributable to equity holders of the parent company all reported relatively significant increases, benefiting from the toll revenue growth of the core asset - the Jiangsu Section of Shanghai-Nanjing Expressway.

During the reporting period, there were two factors contributing to the year-on-year increase in operating costs. The first factor was the increase in traffic volume which led to an increase in the provision for depreciation charges for the road and bridge assets of Shanghai-Nanjing Expressway; the second factor was the increased sales volume of petroleum products in ancillary services, leading to a corresponding rise in fuel costs.

3.2 Analysis of progress and impact of major events and solutions

☐ Applicable ✓ Not applicable

3.3 Undertakings made by the Company, shareholders and the actual controller and their implementation

✓ Applicable ☐ Not applicable

1. The Board of the Company has undertaken the proposed 2006 profit distribution policy as follows: cash dividend would be distributed once for 2006 with a distribution ratio not lower than 85% of the distributable profit of that year. The 2006 profit distribution scheme proposed by the Board was in compliance with the undertaking.

2. Special undertakings made by the original non-circulating shareholders during the process of the Share Segregation Reform and their fulfillment.

Name of shareholder	Special undertaking	Fulfillment of undertaking
Jiangsu Communications Holdings Company Limited; Huajian Transportation Economic Development Centre	1. Within 60 months from the day on which the listing status is granted, the original non-circulating shares of the Company held by the two companies will not be traded on the Shanghai Stock Exchange. 2. The two companies will propose a motion and vote for a proposal at each of the 2005-2008 annual general meetings of the Company regarding a cash dividend payment not less than 85% of the distributable profit of the Company realised in the relevant year.	The Company is not aware of any breaches on the undertaking during the reporting period
Jiangsu Communications Holdings Company Limited; Huajian Transportation Economic Development Centre; Jiangsu Communications Construction Group Co., Ltd; Jiangsu Communications Engineering Co., Ltd	These companies undertake that they shall bear all relevant expenses arising from the Share Segregation Reform as per their agreement	Fulfilled

3.4 Warning and explanation to the forecast of the possible aggregate net profits from the beginning of the year to the end of the next reporting period becoming a loss or significant changes compared to the corresponding period of the previous year

☐ Applicable ✓ Not applicable

3.5 Explanation on the difference between shareholders' equity as at the beginning of 2007 as stated in this quarterly report and the shareholders' equity as at the beginning of 2007 as stated in the "Table of Reconciliation on Shareholders' Equity Differences Under the New and Old Accounting Standards"

☐ Applicable ✓ Not applicable

Jiangsu Expressway Company Limited
Shen Chang Quan
Legal Representative

Nanjing, the PRC, 26 April 2007

As at the date of this announcement, Directors of the Company are: Shen Chang Quan, Xie Jia Quan, Zhang Wen Sheng, Sun Hong Ning, Chen Xiang Hui, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung, Fang Hung, Kenneth*, Yang Xiong Sheng* and Fan Cong Lai**

** Independent Non-executive Directors*


Jiangsu Expressway Company Limited
(Hong Kong Stock Exchange Stock Code: 177)



Entering the Second Venture

with Steady Growth

2007 First Quarterly Report

1. IMPORTANT

1.1 The board of directors (the "Board") and its directors of Jiangsu Expressway Company Limited (the "Company") confirm that there are no false representations or misleading statements contained in, or material omissions from this report, and jointly and severally accept responsibility for the truthfulness, accuracy and completeness of the content of this report.

1.2 Ms Fan Yushu did not attend the Board Meeting, and she had appointed Mr Shen Chang Quan, Chairman, to vote on her behalf; Ms Chang Yung Tsung, Independent Non-executive Director, did not attend the Board meeting, and she had appointed Mr Fang Hung, Kenneth, Independent Non-executive Director, to vote on her behalf; Mr Yang Xiong Sheng, Independent Non-executive Director, did not attend the Board meeting, and he had appointed Mr Fan Cong Lai, Independent Non-executive Director, to vote on his behalf.

1.3 This quarterly report is prepared in accordance with the regulations on Disclosure of Information in Quarterly Reports for Listed Companies by the China Securities Regulatory Commission. This report is published simultaneously in Hong Kong and the People's Republic of China. All financial information set out in this quarterly report has been **prepared in accordance with PRC Accounting Standards for Business Enterprises "PRC Accounting Standards" and has been adjusted retrospectively**. Shareholders of the Company and public investors should be aware of the risks of investment when trading in shares.

1.4 The financial statements in this 2007 first quarterly report are **unaudited and have been reviewed by the Audit Committee of the Company**.

1.5 Mr. Shen Chang Quan, the Chairman of the Company, Mr. Xie Jia Quan, the General Manager, and Madam Liu Wei, Financial Controller, guarantee the truthfulness and completeness of the financial statements in the quarterly report.

2. BASIC INFORMATION OF THE COMPANY

2.1 Major accounting data and financial indicators

Unit: RMB'000

	End of the reporting period	End of last reporting year	% increase/ (decrease) at end of the reporting period compared to end of last reporting year
Total assets	26,400,557	26,435,037	-0.13
Shareholders' equity (excluding minority interests)	15,435,820	15,039,698	2.63
Net assets per share (RMB)	3.06	2.99	2.63

	Beginning of the year to end of the reporting period	% increase (decrease) for the reporting period compared to the corresponding period of the previous year
Net cash flow from operating activities	802,530	47.14
Net cash flow per share from operating activities (RMB)	0.16	47.14

	The reporting period	Beginning of the year to end of the reporting period	% increase (decrease) for the reporting period compared to the corresponding period of the previous year
Net Profit	396,122	396,122	54.99
Basic earnings per share (RMB)	0.079	0.079	54.99
Diluted earnings per share (RMB)	0.079	0.079	54.99
Return on net assets (%)	2.57	2.57	Increased by 0.87 percentage point
Return on net assets after deduction of non-recurring profit/loss (%)	2.57	2.57	Increased by 0.87 percentage point

Non-recurring profit/loss	**Amount**
Non-operating items	-1,106
Effect of income tax	365
Total	-741

2.3 Total number of shareholders as at the end of the reporting period and the top ten holders of circulating shares not subject to selling restrictions (after completion of Share Segregation Reform)

Unit: share

Total number of shareholders at the end of the reporting period	As at 31 March 2007, there were a total of 39,706 shareholders whose names appeared on the register of shareholders of the Company, of whom 39,068 were domestic shareholders and 638 were foreign shareholders.

Top ten holders of circulating shares not subject to selling restrictions

Name of shareholder	Number of shares not subject to selling restrictions held as at the end of the reporting period	Type of shares
JPMorgan Chase & Co.	142,515,994	Overseas-listed foreign shares
Schroder Investment Management Limited	99,098,000	Overseas-listed foreign shares
Fidelity International Limited	98,241,987	Overseas-listed foreign shares
Newton Investment Management Ltd	74,134,000	Overseas-listed foreign shares
Sumitomo Mitsui Asset Management Company, Limited	73,180,000	Overseas-listed foreign shares
HSBC Halbis Partners (Hong Kong) Limited	69,738,000	Overseas-listed foreign shares
Winner Glory Development Ltd	12,000,000	Overseas-listed foreign shares
Galaxy Securities Co., Ltd. (銀河證券有限責任公司)	7,983,572	RMB-denominated ordinary shares
Zhu Zetang (朱澤堂)	1,707,399	RMB-denominated ordinary shares
Guotai Junan-ICBC (國泰君安－工行) — DRESDNER BANK AKTIENGESELLSCHA	1,209,990	RMB-denominated ordinary shares

3. SIGNIFICANT MATTERS

3.1 Details and reasons for material changes in the major financial statement items and financial indicators of the Company

☑ Applicable ☐ Not applicable

Riding on the rapid traffic growth of the core asset Shanghai-Nanjing Expressway, the Group achieved a substantial growth in operating results for the first quarter of 2007. According to the PRC Accounting Standards, the Group realized approximately RMB1,179,313,000 in operating revenue, representing an increase of approximately 40.54% as compared to the corresponding period of 2006. Net profit amounted to approximately RMB396,122,000, with earnings per share being approximately RMB0.079, representing an increase of approximately 54.99% as compared to the corresponding period of 2006.

During the reporting period, the Group realized a revenue of RMB978,450,000 for its principal toll road and bridge operations, representing an increase of approximately 33.07% as compared to the corresponding period of 2006. Among this, Shanghai-Nanjing Expressway realized a toll revenue of approximately RMB775,061,000, accounting for approximately 79.21% of the Group's toll revenue and approximately 65.72% of the Group's total revenue. The average daily traffic volume and average daily toll revenue reached 46,591 vehicles and RMB8,611,800 respectively, representing increases of approximately 30.38% and 48.85%, respectively, over the corresponding period of the previous year. Owing to the Lunar New Year traffic peak during the first quarter, the growth in passenger vehicle traffic volume was more rapid. The proportion of truck traffic was at a lower level overall, accounting for approximately 28.49% of the average daily traffic volume but representing an approximately 6.46 percentage-point increase over the corresponding period of the previous year. The proportion of average daily toll revenue of trucks was approximately 47.07%, representing a 10.89 percentage-point increase over the corresponding period of the previous year. The average daily full-trip revenue per vehicle was RMB184.84, representing an increase of approximately 14.2% over the corresponding period of the previous year.

The toll revenue and traffic volume of G312 continued to decline. Meanwhile, Nanjing-Lianyungang Expressway was opened in December 2006 and its impact on Nanjing-Lianyungang Highway was apparent, leading to decreases of approximately 47.4% and 35.54% in the latter's average daily traffic volume and average daily toll revenue as compared to the corresponding period of the previous year. The operations of the Company's other road and bridge assets and service areas were in normal operation with relatively good performance.

Data of average daily traffic volumes and average daily toll revenues of various roads and bridges during January - March 2007:

Expressway or bridge operation	Average daily traffic volume (Vehicle/Day)	Growth over the corresponding period of the previous year (%)	Average daily toll revenue (RMB'000/Day)	Growth over the corresponding period of the previous year (%)
Jiangsu Section of Shanghai - Nanjing Expressway	46,591	30.38	8,611.8	48.85
Shanghai-Nanjing Section of G312	28,238	-18.59	451.4	-28.12
Nanjing Section of Nanjing - Lianyungang Highway	7,569	-47.40	176.1	-34.54
Guangjing Expressway	38,202	6.34	631.5	-0.06
Xicheng Expressway	35,758	19.57	1,000.9	16.98
Jiangyin Yangtze Bridge	41,431	10.81	2,121.2	0.74
Sujiahang Expressway	18,756	12.49	1,443.2	9.72

As at 31 March 2007, according to the PRC Accounting Standards, the total assets of the Group amounted to approximately RMB26,400,557,000 and total liabilities amounted to approximately RMB10,525,811,000. The gearing ratio was approximately 39.87%. Minority interests amounted to approximately RMB438,926,000, while interests attributable to equity holders of the parent company was approximately RMB15,435,820,000. The balance of borrowings was approximately RMB8,948,694,000. Changes in major financial indicators are as follows:

Reasons of Material Changes in Balance Sheet Items as at 31 March 2007

Unit: RMB'000

Item	As at 31 March 2007	As at 31 December 2006	Change (%)
Accounts payable	1,036,221	1,609,495	-35.62
Tax payable	259,550	127,633	103.36

As at the end of the reporting period, accounts payable decreased by approximately RMB573,000,000 as compared to the beginning of the period, due to the balance payment of construction amounted approximately RMB558,000,000 for the Shanghai-Nanjing Expressway expansion project.

As at the end of the reporting period, tax payable increased by approximately RMB132,000,000 as compared to the beginning of the period, as certain income tax and business tax incurred during the reporting period were not paid yet.

Reasons of Material Changes in Income Statement Items during the Reporting Period

Unit: RMB'000

Item	The reporting period	Corresponding period of the previous year	Change (%)
Operating revenue	1,179,313	839,142	40.54
Operating costs	417,595	315,761	32.25
Operating profit	594,624	377,365	57.57
Net profit attributable to equity holders of the parent company	396,122	255,580	54.99

During the reporting period, the operating revenue, operating profit and net profit attributable to equity holders of the parent company all reported relatively significant increases, benefiting from the toll revenue growth of the core asset - the Jiangsu Section of Shanghai-Nanjing Expressway.

During the reporting period, there were two factors contributing to the year-on-year increase in operating costs. The first factor was the increase in traffic volume which led to an increase in the provision for depreciation charges for the road and bridge assets of Shanghai-Nanjing Expressway; the second factor was the increased sales volume of petroleum products in ancillary services, leading to a corresponding rise in fuel costs.

3.2 Analysis of progress and impact of major events and solutions

☐ Applicable ☑ Not applicable

3.3 Undertakings made by the Company, shareholders and the actual controller and their implementation

☑ Applicable ☐ Not applicable

1. The Board of the Company has undertaken the proposed 2006 profit distribution policy as follows: cash dividend would be distributed once for 2006 with a distribution ratio not lower than 85% of the distributable profit of that year. The 2006 profit distribution scheme proposed by the Board was in compliance with the undertaking.

2. Special undertakings made by the original non-circulating shareholders during the process of the Share Segregation Reform and their fulfillment:

Name of shareholder	Special undertaking	Fulfillment of undertaking
Jiangsu Communications Holdings Company Limited Huajian Transportation Economic Development Centre	1. Within 60 months from the day on which the listing status is granted, the original non-circulating shares of the Company held by the two companies will not be traded on the Shanghai Stock Exchange. 2. The two companies will propose a motion and vote for a proposal at each of the 2005-2008 annual general meetings of the Company regarding a cash dividend payment not less than 85% of the distributable profit of the Company realized in the relevant year.	The Company is not aware of any breaches on the undertaking during the reporting period

Name of shareholder	Special undertaking	Fulfillment of undertaking
Jiangsu Communications Holdings Company Limited Huajian Transportation Economic Development Centre Jiangsu Communications Construction Group Co., Ltd. Jiangsu Communications Engineering Co., Ltd.	These companies undertake that they shall bear all relevant expenses arising from the Share Segregation Reform as per their agreement.	Fulfilled

3.4 Warning and explanation in the forecast of the possible aggregate net profits from the beginning of the year to the end of the next reporting period becoming a loss or significant changes compared to the corresponding period of the previous year

☐ Applicable ☑ Not applicable

3.5 Explanation on the difference between shareholders' equity as at the beginning of 2007 as stated in this quarterly report and the shareholders' equity as at the beginning of 2007 as stated in the "Table of Reconciliation on Shareholders' Equity Differences Under the New and Old Accounting Standards"

☐ Applicable ☑ Not applicable

4. APPENDIX

Balance sheet

As at 31 March 2007

Unit: RMB

Asset	Consolidated		The Company	
	At the end of the period (unaudited)	At the beginning of the year (restated)	At the end of the period (unaudited)	At the beginning of the year (restated)
Currents assets:				
Bank balances and cash	935,861,501	796,874,386	645,719,871	602,181,971
Financial assets held for trading	24,785,463	37,783,600	—	—
Accounts receivable	28,440,438	32,787,813	4,211,819	3,179,851
Prepayments	2,130,145	4,377,355	1,979,561	1,094,396
Other receivables	48,152,481	56,310,991	51,591,843	55,736,878
Inventories	23,161,134	21,695,359	7,165,114	5,805,974
Total current assets	1,062,531,162	949,829,504	710,668,208	667,999,070
Non-current assets:				
Long-term equity investments	1,602,454,613	1,567,858,936	4,009,767,445	3,978,990,832
Fixed assets	22,433,688,927	22,605,070,577	20,194,364,915	20,347,517,538
Construction-in-progress	37,106,583	31,404,863	2,978,934	—
Intangible assets	1,256,739,218	1,272,860,050	1,256,739,218	1,272,860,050
Deferred tax assets	8,036,760	8,013,475	7,701,459	7,696,323
Total non-current assets	25,338,026,101	25,485,207,901	25,471,551,971	25,607,064,743
Total assets	26,400,557,263	26,435,037,405	26,182,220,179	26,275,063,813

Balance sheet (cont'd)

As at 31 March 2007

Unit: RMB

Liabilities and shareholders' equity	Consolidated At the end of the period (unaudited)	Consolidated At the beginning of the year (restated)	The Company At the end of the period (unaudited)	The Company At the beginning of the year (restated)
Current liabilities:				
Short-term borrowings	4,510,000,000	4,510,000,000	4,800,000,000	4,800,000,000
Accounts payable	1,036,221,020	1,609,494,835	1,027,277,219	1,598,039,529
Advances from customers	10,193,725	12,184,565	1,387,917	3,263,757
Salary payable	30,804,788	37,365,708	26,274,462	27,303,064
Taxes payable	259,550,222	127,633,020	235,861,942	101,939,439
Interests payable	26,068,750	20,467,917	26,068,750	20,467,917
Dividends payable	11,057,681	11,057,681	11,057,681	11,057,681
Other payables	192,120,129	200,614,542	236,105,057	229,178,138
Non-current liabilities due within 1 year	1,934,692	1,934,692	1,934,692	1,934,692
Total current liabilities	6,077,951,007	6,530,752,960	6,365,967,720	6,793,184,217
Non-current liabilities:				
Long-term borrowings	4,447,859,860	4,436,759,139	4,436,759,138	4,436,759,139
Total non-current liabilities	4,447,859,860	4,436,759,139	4,436,759,138	4,436,759,139
Total liabilities	10,525,810,867	10,967,512,099	10,802,726,858	11,229,943,356
Shareholders' equity:				
Share capital	5,037,747,500	5,037,747,500	5,037,747,500	5,037,747,500
Capital reserves	7,488,686,684	7,488,686,684	7,488,686,684	7,488,686,684
Surplus reserves	1,194,135,789	1,194,135,789	1,047,767,610	1,047,767,610
Undistributed profit	1,715,250,095	1,319,128,186	1,805,291,527	1,470,918,663
Total equity attributable to equity holders of the parent	15,435,820,068	15,039,698,159	15,379,493,321	15,045,120,457
Minority interests	438,926,328	427,827,147	—	—
Total shareholders' equity	15,874,746,396	15,467,525,306	15,379,493,321	15,045,120,457
Total liabilities and shareholders' equity	26,400,557,263	26,435,037,405	26,182,220,179	26,275,063,813

Income Statement

For the year ended 31 March 2007

Unit: RMB

Item	Consolidated		The Company	
	Jan-Mar 2007 (unaudited)	Jan-Mar 2006 (restated)	Jan-Mar 2007 (unaudited)	Jan-Mar 2006 (restated)
1. Operating revenue	1,179,313,428	839,141,621	1,023,362,640	697,092,425
Less: Operating costs	417,595,322	315,761,297	377,888,946	274,350,450
Business tax and levy	34,549,932	26,431,827	29,657,597	21,973,651
General and administrative expenses	50,364,477	44,784,350	45,552,594	41,144,332
Financial expenses	114,618,442	100,457,123	117,973,043	101,170,481
Add: Gain/loss of change-in fair value	-126,833	—	—	—
Investment income	32,565,157	25,657,498	30,776,614	25,837,984
of which: investment income from associate and jointly controlled entity	30,776,614	25,837,984	30,776,614	25,837,984
2. Operating profit	594,623,579	377,364,522	483,067,074	284,291,495
Add: Non-operating income	2,739,865	2,184,255	2,738,366	2,182,355
Less: Non-operating expenses	3,846,006	2,594,769	1,907,762	1,379,918
3. Total profit	593,517,438	376,954,008	483,897,678	285,093,932
Less: Income tax	186,294,807	112,220,325	149,524,814	81,964,264
4. Net profit	407,222,631	264,733,683	334,372,864	203,129,668
Net profit attributable to the parent company	396,121,909	255,580,252	—	—
Minority interests	11,100,722	9,153,431	—	—
5. Earnings per share				
(i) Basic earnings per share	0.079	0.051	—	—
(ii) Diluted earnings per share	0.079	0.051	—	—

Cash Flow Statement

As at 31 March 2007

Unit: RMB

	Consolidated		The Company	
	Jan-Mar 2007 (unaudited)	Jan-Mar 2006 (unaudited)	Jan-Mar 2007 (unaudited)	Jan-Mar 2006 (unaudited)
1. Cash flows from operating activities:				
Cash received from sale of goods and rendering of services	1,167,859,818	781,999,517	1,003,624,227	621,609,384
Other cash received relating to operating activities	2,739,866	2,184,255	2,738,366	2,182,355
Sub-total of cash inflows	1,170,599,684	784,183,772	1,006,362,593	623,791,739
Cash paid for goods and services	214,128,109	148,610,676	188,625,941	113,541,147
Cash paid to and on behalf of employees	52,642,012	37,518,273	46,978,069	34,436,377
Taxes paid	89,674,655	44,141,936	45,404,431	13,388,451
Cash paid relating to other operating activities	11,625,318	8,483,580	10,102,392	7,779,674
Sub-total of cash outflows	368,070,094	238,754,465	291,110,833	169,145,649
Net cash flows from operating activities	802,529,590	545,429,307	715,251,760	454,646,090
2. Cash flows from investing activities:				
Cash received from investment	53,045,454	—	—	—
Other cash received relating to investment activities	1,990,195	1,604,546	1,359,388	891,189
Sub-total of cash inflows	55,035,649	1,604,546	1,359,388	891,189

Cash Flow Statement (cont'd)

As at 31 March 2007

Unit: RMB

	Consolidated		The Company	
	Jan-Mar 2007 (unaudited)	Jan-Mar 2006 (unaudited)	Jan-Mar 2007 (unaudited)	Jan-Mar 2006 (unaudited)
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	579,578,671	757,595,774	571,524,151	746,132,951
Cash paid for purchase of investments	40,174,150	40,000,000	—	—
Sub-total of cash outflows	619,752,821	797,595,774	571,524,151	746,132,951
Net cash flows from investing activities	-564,717,172	-795,991,228	-570,164,763	-745,241,762
3. Cash flows from financing activities:				
Cash received from borrowings	2,100,000,000	600,000,000	2,100,000,000	800,000,000
Sub-total of cash inflows	2,100,000,000	600,000,000	2,100,000,000	800,000,000
Repayments of borrowings	2,100,000,000	353,312,706	2,100,000,000	353,312,706
Cash paid for distribution of dividends, profits and interests	98,825,303	80,146,410	101,549,098	80,146,410
Sub-total of cash outflows	2,198,825,303	433,459,116	2,201,549,098	433,459,116
Net cash flows from financing activities	-98,825,303	166,540,884	-101,549,098	366,540,884
4. Net increase in cash and cash equivalents	138,987,115	-84,021,037	43,537,900	75,945,212
Add: Cash and cash equivalents at the beginning of the period	796,874,386	1,074,057,577	602,181,971	627,127,116
5. Cash and cash equivalents at the end of the period	935,861,501	990,036,540	645,719,871	703,072,328

Cash Flow Statement (cont'd)
As at 31 March 2007

Unit: RMB

Supplementary Information	Consolidated Jan-Mar 2007 total (unaudited)	Consolidated Jan-Mar 2006 total (restated)	The Company Jan-Mar 2007 (unaudited)	The Company Jan-Mar 2006 (restated)
1. Reconciliation of net profit to cash flow from operating activities:				
Net profit	407,222,631	264,733,683	334,372,864	203,129,668
Depreciation of fixed asset	190,636,701	176,641,727	163,867,985	152,661,735
Amortization of intangible assets	15,892,290	15,892,290	15,892,290	15,892,290
Amortization of long-term deferred expenses	—	355,417	—	—
Loss from fair value changes (Less: gain)	126,833	—	—	—
Financial expenses	116,608,636	101,122,717	119,332,432	101,836,075
Loss from investment (Less: gain)	-32,565,157	-25,657,498	-30,776,614	-25,837,984
Decrease in deferred income tax assets (Less: increase)	-23,285	119,450	-5,137	165,773
Decrease in inventories (Less: increase)	-1,465,775	1,205,756	-1,359,140	-1,132,900
Decrease in receivables under operating activities (Less: increase)	-8,789,520	-64,413,001	-17,907,147	-74,867,380
Increase in payables under operating activities (Less: decrease)	114,886,236	75,428,766	131,834,227	82,798,813
Net cash flows from operating activities	802,529,590	545,429,307	715,251,760	454,646,090
2. Net increase (decrease) in cash and cash equivalents				
Cash at the end of the year	935,861,501	990,036,540	645,719,871	703,072,328
Less: cash at the beginning of the year	796,874,386	1,074,057,577	602,181,971	627,127,116
Net increase (decrease) in cash and cash equivalents	138,987,115	-84,021,037	43,537,900	75,945,212

5. Confirmation Opinion to 2007 First Quarterly Report by Directors and Senior Managements

The Company's directors and senior management, hereby confirm in writing that they have reviewed the 2007 first quarterly report and are of the opinion that there are no false representations or misleading statements contained in or material omissions from this report; and that they shall be severally and jointly accept responsibility for the truthfulness, accuracy and completeness of the content of this report.

Directors

Shen Chang Quan	Xie Jia Quan	Zhang Wen Sheng
Sun Hong Ning	Chen Xiang Hui	Fan Yu Shu
Cui Xiao Long	Chang Yung Tsung	Fang Hung, Kenneth
Yang Xiong Sheng	Fan Cong Lai	

Senior Management Members

Qian Yong Xiang	Liu Wei	Zhao Jia Jun
Yao Yong Jia		

By order of the Board
Jiangsu Expressway Company Limited
Shen Chang Quan
Legal Representative

Nanjing, the PRC, 26 April 2007



江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

(Code: 177)

Continuing Connected Transaction
Road Maintenance Service Contract
with Jiangsu Sundian Engineering Co., Ltd.

- Guangjing Xicheng (the Company's 85% subsidiary) entered into Maintenance Contract with Jiangsu Sundian (the Company's 70% subsidiary) in respect of the Guangjing Expressway and Xicheng Expressway.
- Jiangsu Sundian is a 70% subsidiary of the Company and is owned as to 30% by Guangjing Xicheng. Guangjing Xicheng (a 85% subsidiary of the Company and owned as to 15% by [illegible] (Huajian Transportation Economic Development Centre (a substantial shareholder of the Company)) is a connected person of the Company under the Hong Kong Listing Rules. The Maintenance Contract with the maximum maintenance fee of RMB20,000,000 (approximately HK$20,203,041), constitutes a continuing connected transaction under rule 14A.34 of the Hong Kong Listing Rules.
- The transaction, being a transaction between subsidiaries of a listed company, is not subject to disclosure requirement pursuant to rule 7.3.6 of the Shanghai Listing Rules.
- At the 8th Session Meeting of the Fifth Board of Directors held on 26 April 2007, the directors of the Company approved the entering into of the Maintenance Contract.

The board of directors of Jiangsu Expressway Company Limited (the "Company") announced that on 26 April 2007, Jiangsu Sundian Engineering Co., Ltd. ("Jiangsu Sundian") ([illegible]) entered into a maintenance contract with Guangjing Xicheng Expressway Co., Ltd ([illegible]) ("Guangjing Xicheng", a 85% owned subsidiary of the Company) (the "Maintenance Contract").

Major terms of the Maintenance Contact are set out in the table below

Parties	• Guangjing Xicheng (as employer), and • Jiangsu Sundian (as contractor)
Duration of contract	1 May 2007 to 31 December 2007
Subject of the 2005 road repair and maintenance services	Sections of and car parking spaces of service areas (including roads therein) of • Guangjing Expressway • Xicheng Expressway as designated by Guangjing Xicheng and agreed by Jiangsu Sundian in writing to be revamped
Maximum maintenance service fees for 2007	RMB20,000,000 (approximately HK$20,203,041), being the estimated total contract sum, the actual amount of maintenance service fees will be determined based on actual work done* and according to the approved fee principles**.
(i) Advance part payment	40% of the estimated maintenance fee, payable in the week immediately before commencement of relevant maintenance work for the raw materials of the maintenance work.
(ii) Maintenance fee payment	— being the remaining 60% estimated maintenance fee after the payment of the advance part payment as mentioned above. — payable within the period commencing the 11th and ending on 20th calendar day of the month immediately after the respective work has been done, — cumulative payment shall not exceed 95% of the estimated maximum maintenance fee (inclusive of the advance payment), upon completion of the maintenance work and passing the quality check, payment of 95% of the actual maintenance fee (inclusive of the advance payment). — remaining balance of 5% to be paid after expiry of the 1 year quality warranty period.

* The amount of work to be designated to Jiangsu Sundian will depend on the condition of the road surface and the relevant work progress.

** For works which have to be awarded by way of tender pursuant to the relevant PRC laws and regulations (for contracts with value of over RMB2,000,000 (approximately HK$2,020,304)), Jiangsu Sundian will only be awarded work after completion of the relevant tender process. In respect of works awarded by tender, services fees will be based on the tender submitted. In respect of other works, the fee will be fixed with reference to confirmation by independent qualified price quoting entities (itself or, if applicable, its ultimate beneficial owner is third party independent of the Company and connected person (as defined under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Hong Kong Listing Rules")) of the Company) as to the then prevailing market price of the relevant work.

Reasons and Benefits of the Maintenance Contract

The principal business of the Company is the construction and management of toll roads and expressways in Jiangsu Province. The principal business of Guangjing Xicheng is the management, operation maintenance and toll collection of Guangjing Expressway and Xicheng Expressway. The principal business of Jiangsu Sudian is the repair and maintenance of expressway.

Jiangsu Sudian has, since its establishment in 2003, contracted with the Company and Guangjing Xicheng for the maintenance operations and major and medium repairs of the expressways on substantially similar terms.

The maintenance fees are determined after arm's length negotiation and with reference to the price confirmed by independent qualified price quoting entities or at the tendered price, as the case may be. For so long as the price is not higher than the prevailing market price of the relevant work, Jiangsu Sudian will be awarded the specified works provided that the aggregate contract sum does not exceed the maximum management services fee for 2007 as set out in theMaintenance Contract. The maximum maintenance service fees are agreed upon after taking into account the expected amount of works to be done in 2007. The Company will monitor the situation and will not order service if the limit is exceeded. The maintenance service fee will be funded by the internal resources of Guangjing Xicheng.

At the 8th Session Meeting of the Fifth Board of Directors held on 26 April 2007, the directors of the Company (including independent non-executive directors) have approved the entering into of the Maintenance Contract. The directors (including independent non-executive directors) are of the view that the entering into of the Maintenance Contract is in the interests of the shareholders of the Company and the Company as a whole and in the ordinary and usual course of business of the Guangjing Xicheng and the terms of the Maintenance Contract are on normal commercial terms and are fair and reasonable.

Connected Transaction

Jiangsu Sundian is a 70% subsidiary of the Company and is owned as to 30% by Guangjing Xicheng. Guangjing Xicheng (a 85% subsidiary of the Company and owned as to 15% by [illegible] (Huajian Transportation Economic Development Centre (a substantial shareholder of the Company)) is a connected person of the Company under the Hong Kong Listing Rules. The entering into of the Maintenance Contract is a continuing connected transaction under rule 14A.34 of the Hong Kong Listing Rules. As the maximum estimated maintenance fees under the Maintenance Contract amount to RMB 20,000,000 (approximately HK$20,203,041), which is less than 2.5% of the relevant percentage ratio as defined in the Hong Kong Listing Rules, the transaction contemplated under the Maintenance Contract constitutes continuing connected transactions under rule 14A.34 of the Hong Kong Listing Rules which is subject to the reporting and announcement requirements but are exempt from the requirement of independent shareholders' approval.

The transaction, being a transaction between subsidiaries of a listed company, is not subject to disclosure requirement pursuant to rule 7.3.6 of the Shanghai Listing Rules.

By the order of the Board of Directors
Yao Yongjia
Secretary to the Board of Directors

Nanjing, the PRC, 26 April 2007

For the purpose of this announcement, conversions of Renminbi into Hong Kong dollars are based on the approximate exchange rate of RMB98.995 = HK$100, being the inter bank mid rate quoted by the People's Bank of China for 26 April 2007.

The directors of the Company as at the date of this Announcement are Shen Chang Quan, Sun Hong Ning, Zhang Wen Sheng, Xie Jia Quang, Chen Xiang Hui, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung, Fang Keng*, Fan Cong Lai* and Yang Xiong Sheng**

* *independent non executive directors*



江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

(Code: 177)

Notice of 2006 Annual General Meeting

Notice is hereby given that the 2006 annual general meeting (the "AGM") of Jiangsu Expressway Company Limited (the "Company") will be held on Wednesday, 13 June 2007 at 9:00a.m., at the Company's conference room, 238 Maqun Street, Nanjing, Jiangsu Province, the People's Republic of China for the consideration of the following:

1. to consider and approve the report of the board of directors of the Company for the year ended 31 December 2006;
2. to consider and approve the report of the supervisory committee of the Company for the year ended 31 December 2006;
3. to consider and approve the audited accounts and the auditors report for the year ended 31 December 2006;
4. to consider and approve the profit distribution scheme of the Company in respect of the final dividends for the year ended 31 December 2006: the Company proposed to declare a cash dividend of RMB0.19 (tax inclusive);
5. to consider and approve the appointment of Deloitte Touche Tohmatsu Certified Public Accountants Limited and Deloitte Touche Tohmatsu as the Company's domestic and international auditors, with an annual remuneration of RMB1,700,000;
6. special resolution: to consider and approve the proposed comprehensive amendments to the articles of association in accordance with "Notice on the Publication of 'Guidelines for the Articles of Association of Listed Companies (2006 Revision)'".

   For details of the amendments please refer to the website of Shanghai Stock Exchange (www.sse.com.cn), the Company's website (www.jsexpressway.com) and the circular dated 27 April 2007 of the Company issued to H-Share shareholders.

By Order of Board
Yao Yong Jia
Secretary to the Board

Nanjing, the PRC, 27 April 2007

Notes:

(1) Persons who hold shares of the Company and whose names appear on the register of members as at 14 May 2007 shall be entitled to attend the AGM after completing and returning to the Company the confirmation slip attached to the annual report to which this notice forms part prior to 25 May 2007. Further details are set out in the confirmation slip and explanation thereto.

(2) **Registration of transfers of H shares will be suspended by the Company from 14 May 2007 to 13 June 2007 (both days inclusive).** Holders of H shares who wish to be eligible for final dividends, must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited, the Registrar of H shares of the Company, 17th Floor, Hopewell Centre, 183 Queen's Road East, no later than 4:00p.m. on 11 May 2007 (Friday). Registration date of equity interests, method and time of the declaration of dividends for holders of A shares will be otherwise notified.

(3) A shareholder who has the right to attend and vote at the AGM is entitled to appointed a proxy (whether or not a member) to attend and vote on his/her behalf. A shareholder (or his/her proxy) is entitled to cast one vote for each share he/she holds or represents. Notwithstanding completion and delivery of the form of proxy, a shareholder may still attend and vote at the AGM.

(4) The instrument appointing a proxy must be in writing under the hand of the appointor or his/her attorney duly authorised in writing. In the event that such instrument is signed by an attorney of the appointor, an authorisation that authorised such signatory shall be notarized. To be valid, such notarized authorization together with the form of proxy must be delivered to the Secretary's Office not less than 24 hours before the time appointed for holding of the AGM. The form of proxy for use at the AGM will be dispatched to shareholders.

(5) The AGM will last for half day. Shareholders attending the AGM will be responsible for their own accommodation and travelling expenses.

(6)

Address:	Secretariat Office to the Board 238 Maqun Street, Nanjing, the PRC
Postal Code:	210049
Tel:	8625-84362700 (ext.301835, 301836, 301837)
Fax:	8625-84466643, 84207788

(7) All resolutions will be passed by way of poll.

As at the date of this announcement, Directors of the Company are: Shen Chang Quan, Xie Jia Quan, Zhang Wen Sheng, Sun Hong Ning, Chen Xiang Hui, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung, Fang Hung, Kenneth*, Yang Xiong Sheng* and Fan Cong Lai**

* *Independent Non-executive Directors*



江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

(Stock Code: 177)

Supplemental Announcement regarding the preliminary announcement of the Company's 2006 results

This announcement is made pursuant to paragraph 45 of Appendix 16 to the Rule Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Further to the announcement of the Company dated 23 March 2007, set out below the audited consolidated balance sheet of the Company as at 31 December 2006 prepared in accordance with Hong Kong Financial Reporting Standards.

	As at 31 December 2006 *RMB'000*	As at 31 December 2005 *RMB'000*
Non-current assets		
Property, plant and equipment	1,855,686	2,565,049
Toll roads infrastructures	19,367,653	19,160,095
Prepaid lease payments	1,208,377	1,283,193
Interests in associates	1,587,391	1,576,787
Available-for-sale investments	5,500	3,000
Deferred tax assets	8,014	7,983
	24,032,621	24,596,107
Current assets		
Inventories	10,045	9,100
Properties under development	11,650	—
Prepayments and other receivables	93,339	54,435
Prepaid lease payments	64,483	64,703
Held-for-trading investments	37,784	—
Bank balances and cash	796,874	1,074,058
	1,014,175	1,202,296
Current liabilities		
Other payables	170,938	143,291
Construction costs payable	1,731,863	2,670,834
Tax liabilities	104,960	26,688
Dividend payable	11,058	24,206
Long-term borrowings - due within one year	1,935	6,643
Short-term borrowings	4,510,000	4,362,026
	6,530,754	7,233,688
Net current liabilities	-5,516,579	-6,031,392
Total assets less current liabilities	18,516,042	18,564,715
Non-current liabilities		
Long-term borrowings - due after one year	4,436,759	4,939,990
Net assets	14,079,283	13,624,725
Capital and reserves		
Share capital	5,037,748	5,037,748
Reserves	8,613,707	8,170,069
Equity attributable to equity holders of the Company	13,651,455	13,207,817
Minority interests	427,828	416,908
Total equity	14,079,283	13,624,725

The above audited consolidated balance sheet has been inadvertently omitted from the announcement but the same has already been set out in the published annual report of the Company for the year 2006.

By Order of the Board
Yao Yong Jia
Secretary to the Board

Nanjing, the PRC, 27 April 2007

As at the date of this announcement, Directors of the Company are: Shen Chang Quan, Xie Jia Quan, Zhang Wen Sheng, Sun Hong Ning, Chen Xiang Hui, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung, Fang Hung, Kenneth*, Yang Xiong Sheng* and Fan Cong Lai**

** Independent Non-executive Directors*



江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

(Stock Code: 177)

Amendments of Articles of Association

The Board announces that a resolution will be proposed at the Annual General Meeting of the Company to amend the Articles of Association of the Company.

The board of directors (the "Board") of Jiangsu Expressway Company Limited (the "Company") announces that in compliance with requirement under the "Notice on the Publication of 'Guidelines for the Articles of Association of Listed Companies (2006 Revision)'", a special resolution will be put forward at the Annual General Meeting of the Company to be held on 13 June 2007 to consider, and if thought fit, to amend the Articles of Association of the Company.

The amendments to the Articles relates mainly to:-

1. **Chapter 3**
   (i) the principles in respect of issue of new shares;
   (ii) information on custodian arrangement of Domestic Shares.
2. **Chapter 4**
   circumstances for repurchase of shares.
3. **Chapter 6**
   requirements in respect of transfer of listed Domestic Shares.
4. **Chapter 7**
   shareholders' right to request the People's Court to declare resolution passed void
5. **Chapter 9**
   (i) guarantee to third parties requiring approval by shareholders in general meeting;
   (ii) on-line voting by shareholders;
   (iii) content of authorisation letter by shareholder;
   (iv) collection of voting rights by shareholders;
   (v) participation of shareholders in counting of votes and scrutinising voting;
   (vi) increase in matters which requires shareholders approval by ordinary resolution or special resolution;
   (vii) independent director, supervisory committee, holder(s) of 10% voting rights may request for the convening of general meeting, failing which may convene one themselves and the related procedure.
6. **Chapter 11**
   (i) terms of directors' appointment co-terminate with the sessions of the Board;
   Note: with such amendment, the Company may not be in a position to fully comply with the requirement under Code A.4.2 of Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in respect of rotation of directors.
   (ii) Company to announce resignation of directors within 2 days of receipt of resignation report from the resigning director;
   (iii) Company shall explain to shareholders in general meeting any non-standard opinion by auditors in respect of financial information;
   (iv) increases in the power of the Chairman;
   (v) holders of 10% voting rights may demand the convening of directors meeting;
   (vi) directors who fails to attend two consecutive board meetings without appointing alternate directors deemed failure to perform duties of directors;
   (vii) content of board minutes and retention period of no less than 10 years; and
   (viii) director may not act on behalf of the Company or the Board in his own name without the lawful authorization.
7. **Chapter 14**
   (i) employees of controlling shareholder (other than directors) shall not be appointed as senior management staff of the Company; and
   (ii) 3-year tenure of manager.
8. **Chapter 15**
   (i) supervisor may attend board meeting, enquire and make recommendation in respect of resolutions of the board of directors; and
   (ii) increase the power of the supervisor committee.
9. **Chapter 16**
   increase the categories of persons who may not be appointed as director, supervisor, manager or other senior management.
10. **Chapter 17**
    internal audit and supervision requirements
11. **Chapter 18**
    (i) the return by shareholders of distribution not made in accordance with the Articles;
    (ii) the cancellation of the application of the statutory common welfare fund on staff benefit; and
    (iii) payment of distribution within 2 months from the shareholders meeting approving the distribution.
12. **Chapter 21**
    procedure on increase and reduction of capital
13. **Chapter 22**
    (i) increase in the circumstances under which the Company may commence liquidation proceedings;
    (ii) stipulate members of the liquidation committee; and
    (iii) statutory compensation as a prioritized item in distribution of proceeds of liquidation;
14. **Chapter 23**
    Circumstances where amendment to the Articles has to be carried out.
15. **Chapter 24**
    (i) manner in which notice for shareholders meetings, board meetings and supervisor committee meetings shall be served;
    (ii) addition of notice deemed served provision; and
    (iii) designated websites and media for disclosure of information.
16. **Chapter 26**
    form of articles of association registered at the State Administration of Industry and Commerce shall prevails

Detailed summary of the amendments and the proposed amendments to the Articles of Association have been set out in the circular of the Company dated 27 April 2007.

By Order of the Board
Yao Yong Jia
Secretary to the Board

Nanjing, the PRC, 27 April 2007

As at the date of this announcement, Directors of the Company are: Shen Chang Quan, Xie Jia Quan, Zhang Wen Sheng, Sun Hong Ning, Chen Xiang Hui, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung, Fang Hung, Kenneth*, Yang Xiong Sheng* and Fan Cong Lai**

* *Independent Non-executive Directors*

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional advisers.

If you have sold all your shares in Jiangsu Expressway Company Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser.



江蘇寧滬高速公路股份有限公司

JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

AMENDMENTS TO ARTICLES AND NOTICE OF ANNUAL GENERAL MEETING

A notice convening the Annual General Meeting to be held at the Conference Room, 238 Maque Street, Nanjing, Jiangsu, the PRC on Wednesday day, 13 June, 2007 at 9:00 a.m. is set out on pages 70 to 71 of this Circular. Whether or not you are able to attend the Annual General Meeting, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon to the Company as soon as possible and, in any event, not less than 24 hours before the time appointed for the holding of the meeting. Completion and return of the form of proxy will not preclude you from attending and voting at the Meeting should you so wish, in which case you will be deemed to have withdrawn the proxy you have appointed.

27 April 2007

CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Articles"	The Articles of Association of the Company
"Annual General Meeting"	the Annual General Meeting of the Company to be held on Wednesday, 13 June, 2007 at the Conference Room, 238 Maqun Street, Nanjing, Jiangsu, the PRC at 9:00 a.m.
"Company"	Jiangsu Expressway Company Limited, a company incorporated in the People's Republic of China with limited liability as a joint stock limited company
"Directors"	the directors of the Company
"Domestic Shareholder(s)"	holders of the domestic shares of the Company, including the A Shares, the Legal Person Shares, the State-owned Shares and the State-owned Legal Person Shares
"Group"	the Company and its subsidiaries
"H Share(s)"	the overseas listed foreign shares of the Company listed on the Hong Kong Stock Exchange
"H Shareholder(s)"	holder(s) of H Shares
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
the "PRC"	the People's Republic of China



江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

(Stock Code: 177)

Directors:
Sheng Chang Quan
Chen Xiang Hui
Sun Hong Ning
Zhang Wen Sheng
Fan Yu Shu
Cui Xiao Long
Xie Jia Quang
Chang Yung Tsung, Alice*
Fang Keng, Kenneth*
Fan Chong Lai*
Yang Hong Sheng*

Registered Office:
238 Maqun Road,
Nanjing, Jiangsu Province,
the People's Republic of China
Postal code: 210049

* *Independent Non-Executive Directors*

27 April 2007

Dear Sir or Madam,

AMENDMENTS TO ARTICLES AND NOTICE OF ANNUAL GENERAL MEETING

A. Introduction

Pursuant to the notice issued by the China Securities Regulatory Commission entitled "Re Guidelines on articles of association of listed company (2006 Revision)", the Company is required to amend the Articles in compliance with the requirement thereto.

The purpose of this circular is to provide you with information regarding on (1) amendments proposed to be made to the Articles and (2) the notice of Annual General Meeting.

B. **Amendments to Articles**

The amendments to the Articles relates mainly to:-

1. Chapter 1

   (i) the basis of the preparation of the Articles;

   (ii) the status of listing of the securities of the Company; and

   (iii) the latest address and contact numbers of the Company.

2. Chapter 3

   (i) the principles in respect of issue of new shares;

   (ii) information on custodian arrangement of Domestic Shares;

   (iii) the status of the promoters' shares;

   (iv) the prohibition against provision of assistance to subscribers of shares; and

   (v) increase of methods regarding increase in capital.

3. Chapter 4

   increase of circumstances for repurchase of shares

4. Chapter 6

   (i) requirements in respect of transfer of listed Domestic Shares; and

   (ii) the restriction against transfer of shares to minor or mentally unsound person or any person who has no civil capacity.

5. Chapter 7

   (i) the rights of holders of ordinary shares;

   (ii) shareholders' right to request the People's Court to declare resolution passed void; and

   (iii) holders of ordinary shares not allowed to divest or misuse of shareholders power

6. Chapter 8

Controlling shareholders and de facto controller not allowed to make use of its connected relationship to cause damage to the Company and the related compensation provision

7. Chapter 9

(i) rights of shareholders;

(ii) guarantee to third parties requiring approval by shareholders in general meeting;

(iii) on-line voting by shareholders;

(iv) engagement of lawyer to attend and opine on the procedure of general meeting and the publication of the opinion;

(v) circumstances under which notice of general meeting may be amended;

(vi) increase the types of information which are required to be stated in notice of general meeting;

(vii) matters relating to cancellation or delay of general meeting;

(viii) content of authorisation letter by shareholder;

(ix) register of meetings, verification of qualification of shareholders, preparation of rules relating to proceedings of general meeting;

(x) collection of voting rights by shareholders;

(xi) participation of shareholders in counting of votes and scrutinising voting;

(xii) increase in matters which requires shareholders approval by ordinary resolution or special resolution;

(xiii) independent director, supervisory committee, holder(s) of 10% voting rights may request for the convening of general meeting, failing which may convene one themselves and the procedures; and

(xiv) requirements in respect of minutes of general meeting.

8. Chapter 11

   (i) terms of directors' appointment co-terminate with the sessions of the Board;

   Note: with such amendment, the Company may not be in a position to fully comply with the requirement under Code A.4.2 of Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in respect of rotation of directors.

   (ii) Company to announce resignation of directors within 2 days of receipt of resignation report from the resigning director;

   (iii) Company shall explain to shareholders in general meeting any non-standard opinion by auditors in respect of financial information;

   (iv) guarantees which are required to be submitted by directors for shareholders approval;

   (v) increases in the power of the Chairman;

   (vi) holders of 10% voting rights may demand the convening of directors meeting;

   (vii) holding of board meeting by circulation of resolutions;

   (viii) directors who fails to attend two consecutive board meetings without appointing alternate directors deemed failure to perform duties of directors;

   (ix) content of board minutes and retention period of no less than 10 years; and

   (x) director may not act on behalf of the Company or the Board in his own name without the lawful authorization;

9. Chapter 14

   (i) employees of controlling shareholder (other than directors) shall not be appointed as senior management staff of the Company;

   (ii) 3-year tenure of manager; and

   (iii) content of the working rules of manager.

10. Chapter 15

   (i) supervisor may attend board meeting, enquire and make recommendation in respect of resolutions of the board of directors; and

   (ii) supervisor may demand the convening of extraordinary meeting of supervisors; and

(iii) increase the power of the supervisor committee.

11. Chapter 16

(i) increase the categories of persons who may not be appointed as director, supervisor, manager or other senior management;

(ii) the diligent obligations of directors;

12. Chapter 17

internal audit and supervision requirements

13. Chapter 18

(i) the return by shareholders of distribution not made in accordance with the Articles;

(ii) the cancellation of the application of the statutory common welfare fund on staff benefit; and

(iii) payment of distribution within 2 months from the shareholders meeting approving the distribution.

14. Chapter 21

procedure on increase and reduction of capital

15. Chapter 22

(i) increase in the circumstances under which the Company may commence liquidation proceedings;

(ii) stipulate members of the liquidation committee; and

(iii) statutory compensation as a prioritized item in distribution of proceeds of liquidation;

16. Chapter 23

Circumstances where amendment to the Articles has to be carried out.

17. Chapter 24

(i) manner in which notice for shareholders meetings, board meetings and supervisor committee meetings shall be served;

(ii) addition of notice deemed served provision; and

(iii) designated websites and media for disclosure of information

18. Chapter 26

    (i) form of articles of association registered at the State Administration of Industry and Commerce prevails; and

    (ii) addition of definitions.

The proposed amendments to the Articles are set out in the Schedule to this Circular.

C. **Annual General Meeting**

The Annual General Meeting of the Company will be held at the Company's conference room, 238 Maqun Street, Nanjing, the PRC on Wednesday, 13 June, 2007 at 9:00 a.m. A notice of the meeting is set out in page 70 to 71 of this Circular. A resolution will be proposed as special resolution for the purpose of approving the amendments to the Articles. The board of directors consider that the terms of the resolutions proposed to be passed in the Annual General Meeting is fair and reasonable and in the interests of the shareholders of the Company as a whole and recommends shareholders to vote for all the resolutions.

For holders of H Shares, whether or not you are able to attend the Annual General Meeting meeting, you are requested to (i) complete the accompanying reply slip in accordance with the instructions printed thereon and return the same to the Company no later than 25 May 2007; and (ii) complete the accompanying proxy form in accordance with the instructions printed thereon and return the same to the Company not less than 24 hours before the time appointed for holding the meeting. Completion and return of the form of proxy will not preclude you from attending and voting at the Annual General Meeting or any adjournment thereof.

The proxy form for use by Domestic Shareholders will be published in China Securities Daily and Shanghai Securities Daily and on the website of the Company (www.jsexpressway.com). Domestic shareholders shall fill out the proxy form in accordance with the instructions thereon and return to the Company's registered address. Notwithstanding the completion of the proxy form, you may still attend and vote at the Annual General Meeting. Under these circumstances, you will be deemed as having withdrawn your appointment of the proxy.

All resolutions shall be voted by way of poll.

By order of the board
Jiangsu Expressway Company Limited
Shen Chang Quan
Chairman

The articles proposed to be amended are as follows:

Existing Articles No.	New Articles No.	Existing Articles	**Proposed amendments to the Articles of Association** (Deletions shown by way of strikethrough and new additions by way of underline)
Not applicable	Not applicable	Not applicable	The numbering method of the original articles shall be amended as follows: articles of Chapter I are renumbered as articles 1.1, 1.2, 1.3..., and articles of Chapter II are renumbered as articles 2.1,2.2,2.3... Sub-articles in the chapters should be numbered as 1.1.1, 1.1.2, 1.1.3, etc. Other chapters thereafter shall be renumbered in the same manner.
Nil	1.1	Nil	In order to safeguard the lawful interests of the Company, shareholders and creditors and standardize the organization and acts of the Company, these Articles of Association have been formulated pursuant to "The Company Law of the People's Republic of China" (hereinafter referred to as the "Company Law"), "The Securities Law of the People's Republic of China" (hereinafter referred to as the "Securities Law") and other relevant regulations.
1.1	1.2	No change in content.	
Nil	1.3		With the permission granted by the Securities Commission of the State Council, the Company issued 1,222 million H shares to the public for the first time on 3 June 1997, which were listed on the Stock Exchange of Hong Kong Limited (the "Stock Exchange") on 27 June 1997. On 15 December 2000, with the permission granted by the China Securities Regulatory Commission ("CRSC"), the Company issued 150 million A shares to the public in China, which were listed on the Shanghai Stock Exchange (the "SSE").
1.2	1.4	No change in content.	

Existing Articles No.	New Articles No.	Existing Articles	Proposed amendments to the Articles of Association (Deletions shown by way of strikethrough and new additions by way of underline)
1.3	1.5	Address of the Company: 69 Shigu Road, Nanjing, Jiangsu, the People's Republic of China Postal code: 210004 Telephone Number: 025-4469332, 4200999 ext. 4706 Fax Number: 025-4466643, 4207788	Address of the Company: 238 Maqun Road, Nanjing, Jiangsu, the People's Republic of China Postal code: 210049 Telephone Number: (8625) 84204028, 84362700 ext. 301835, 301836 Fax Number: (8625) 84207788, 84466643
1.4-1.5	1.6-1.7	No change in content.	
Nil	1.8	Nil	The other senior management as referred to in these Articles of Association mean the managers, deputy managers, secretary to the Board and finance officers of the Company.
1.6 to 1.12	1.9 to 1.15	No change in content.	
1.13	1.16	Subject to approval by the relevant company examination department authorized by the State Council, the Company may operate as a holding company according to its operating and management needs pursuant to Article 12.2 of the Company Law.	Subject to approval by the relevant company examination department authorized by the State Council, the Company may operate as a holding company ~~according to its operating and management needs pursuant to Article 12.2 of the Company Law.~~ pursuant to the relevant provisions of the Company Law.
1.14	1.17	No change in content.	
Nil	3.2		The shares of the Company shall be issued in accordance with the principles of openness, equality and fairness, and each of the shares of the same class shall have the same rights. For the same class of shares being issued on the same occasion, the issue conditions and price of each share shall be the same; for the shares subscribed by any entity or individual, the same price shall be paid for each share.
Nil	3.3		For the shares issued by the Company, all domestic shares shall be kept in the branch office of China Securities Registration and Settlement Online Company Limited in Shanghai.
3.2 to 3.7	3.4 to 3.9	No change in content.	

Existing Articles No.	New Articles No.	Existing Articles	Proposed amendments to the Articles of Association (Deletions shown by way of strikethrough and new additions by way of underline)
3.8	3.10	Subject to approval of the securities administration department of the State Council, the Company, upon its incorporation, may issue 1,222,000,000 overseas listed foreign shares and may issue 10% of overseas listed foreign shares by exercising the over-allotment option in the light of the market condition, and may issue 150,000,000 domestic shares to the public. Upon completion of the issuance of the overseas listed foreign shares and the issuance of the domestic shares listed in China as aforesaid, the structure of the Company's share capital was as follows: 5,037,747,500 ordinary shares, of which Jiangsu Communications Holdings Company Ltd. held 2,781,743,600 state shares, representing 55.22% of the total share capital; 599,471,000 state-owned legal person shares, representing 11.90% of the total share capital (of which, each of the promoters namely 江蘇省交通工程總公司 held 1 million shares and Jiangsu Communications Construction Group Co., Ltd. held 1 million shares respectively, representing 0.04% (in aggregate) of the total number of ordinary shares in issue); holders of overseas listed foreign shares held 1,222,000,000 shares, representing 24.25% of the total share capital; holders of domestic shares listed in China held 150,000,000 shares, representing 2.98% of the total share capital; other holders of domestic shares held 284,532,900 social legal person shares, representing 5.65% of the total share capital. (Mandatory Provision 16)	Subject to approval of the securities administration department of the State Council, the Company, upon its incorporation, may issue 1,222,000,000 overseas listed foreign shares and may issue 10% of overseas listed foreign shares by exercising the over-allotment option in the light of the market condition, and may issue 150,000,000 domestic shares to the public. Upon completion of the issuance of the overseas listed foreign shares and the issuance of the domestic shares listed in China as aforesaid, the structure of the Company's share capital was as follows: 5,037,747,500 ordinary shares, of which Jiangsu Communications Holdings Company Ltd. held 2,781,743,600 state shares, representing 55.22% of the total share capital; 599,471,000 state-owned legal person shares, representing 11.90% of the total share capital (of which, each of the promoters namely 江蘇省交通工程總公司 held 1 million shares and Jiangsu Communications Construction Group Co., Ltd. held 1 million shares respectively, representing 0.04% (in aggregate) of the total number of ordinary shares in issue); holders of overseas listed foreign shares held 1,222,000,000 shares, representing 24.25% of the total share capital; holders of domestic shares listed in China held 150,000,000 shares, representing 2.98% of the total share capital; other holders of domestic shares held 284,532,900 social legal person shares, representing 5.65% of the total share capital. (Mandatory Provision 16)

Existing Articles No.	New Articles No.	Existing Articles	Proposed amendments to the Articles of Association (Deletions shown by way of strikethrough and new additions by way of underline)
		The 1 million state-owned legal person shares held by 江蘇省汽車運輸公司, one of the promoters of the Company, has been transferred pursuant to the laws following the issuance of H Shares by the Company. 江蘇省汽車運輸公司 is no longer a shareholder of the Company. 江蘇省公路橋梁建設公司, one of the promoters of the Company, was renamed as Jiangsu Communications Construction Group Co., Ltd. under the document (Su Zheng Fu (1999) No. 109) issued by the Jiangsu Provincial People's Government. 江蘇交通投資公司, one of the promoters of the Company, was renamed as Jiangsu Communications Holdings Company Ltd. under the document (Su Zheng Fu (2000) No. 132) issued by the Jiangsu Provincial People's Government.	The 1 million state-owned legal person shares held by 江蘇省汽車運輸公司, one of the promoters of the Company, has been transferred pursuant to the laws following the issuance of H Shares by the Company. 江蘇省汽車運輸公司 is no longer a shareholder of the Company. 江蘇省公路橋梁建設公司, one of the promoters of the Company, was renamed as Jiangsu Communications Construction Group Co., Ltd. under the document (Su Zheng Fu (1999) No. 109) issued by the Jiangsu Provincial People's Government. 江蘇交通投資公司, one of the promoters of the Company, was renamed as Jiangsu Communications Holdings Company Ltd. <u>("Communications Holdings")</u> under the document (Su Zheng Fu (2000) No. 132) issued by the Jiangsu Provincial People's Government. <u>Following the Share Reform, there were changes in the total number of shares of the Company held by Communications Holdings due to the payment of consideration for shares and advance of consideration for shares by Communications Holdings on behalf of some social legal person shareholders. As at 16 May 2006, Communications Holdings held 2,742,333,070 shares of the Company, representing 54.4357% of the Company's total shares; Jiangsu Communications Construction Group Co., Ltd. held 2,072,502 shares of the Company, representing 0.0411% of the Company's total shares; holders of foreign shares listed overseas held 1,222,000,000 shares, representing 24.25% of the total share capital;</u>

Existing Articles No.	New Articles No.	Existing Articles	Proposed amendments to the Articles of Association (Deletions shown by way of strikethrough and new additions by way of underline)
			holders of domestic shares listed in China held 198,000,000 shares, representing 3.93% of the total share capital and other holders of domestic shares held 286,484,900 shares subject to selling restrictions, representing 5.69% of the total share capital.
3.9 to 3.11	3.11 to 3.13	No change in content.	
Nil	3.14		Neither the Company nor its subsidiaries (including subsidiary enterprises of the Company) may provide any financial assistance to persons who purchase or intend to purchase the shares of the Company, whether in the form of gift, advance, guarantee, compensation or loan.
Renumbering existing article 3.12 as article 3.15 and amending article 3.15 to provide additional means of increase in capital as follows:-			
3.12	3.15	The Company may, in accordance with its operational and development needs, approve the increase in capital in accordance with these articles. The Company may increase its capital by way of: (i) offer for subscription of new shares to designated investors; (ii) allotment of new shares to existing shareholders; (iii) distribution of new shares to existing shareholders; (iv) other manner as may be permitted by laws and administrative regulations.. When increasing its capital, the Company shall obtain the approval as required under these articles and comply with the relevant procedure under laws and administrative regulations.	The Company may, in accordance with its operational and development needs, approve the increase in capital in accordance with these articles. The Company may increase its capital by way of: 3.15.1 offer for subscription of new shares to designated investors; 3.15.2 allotment of new shares to existing shareholders; 3.15.3 distribution of new shares to existing shareholders; 3.15.4 capitalisation of statutory surplus reserve; 3.15.5 other manner as may be permitted by laws and administrative regulations 3.15.6 any other manners as permitted by the CSRC.

Existing Articles No.	New Articles No.	Existing Articles	Proposed amendments to the Articles of Association (Deletions shown by way of strikethrough and new additions by way of underline)
			When increasing its capital, the Company shall obtain the approval as required under these articles and comply with the relevant procedure under laws and administrative regulations.
3.13 to 3.14	3.16 to 3.17	No change in content.	
4.3	4.3	The Company may repurchase its outstanding shares by passing a resolution in accordance with the procedures set out in these Articles of Association and applying to the relevant competent authority of the State for approval in the following events: (1) to cancel shares for the purpose of reducing the Company's capital; (2) to merge with other companies which are holding the shares of the Company; or (3) otherwise as permitted by the laws and administrative regulations. (Mandatory Provision 24)"	The Company may repurchase its outstanding shares by passing a resolution in accordance with the procedures set out in these Articles of Association and applying to the relevant competent authority of the State for approval in the following events: 4.3.1 to cancel shares for the purpose of reducing the Company's capital; 4.3.2 to merge with other companies which are holding the shares of the Company; 4.3.3 otherwise as permitted by the laws or administrative regulations; (Mandatory Provision 24) 4.3.4 to grant the shares to employees as an incentive; or 4.3.5 Shareholders whorequest the Company to acquire their shares on the ground of their objection to the merger or demerger of the Company as proposed at the shareholders' meeting.

Existing Articles No.	New Articles No.	Existing Articles	**Proposed amendments to the Articles of Association** (Deletions shown by way of strikethrough and new additions by way of underline)
			The Company may not engage in dealing of its shares other than the aforesaid circumstances. In the event that the Company acquires its shares on the grounds of Articles 4.3.1 to 4.3.4 of this Article, it shall be approved by the resolutions of the shareholders' general meetings. After the Company has acquired its shares pursuant to the provisions of this Article, in the case of Article 4.3.1, the shares shall be cancelled within 10 days after they are acquired; in the cases of Articles 4.3.2 and 4.3.5, the shares shall be transferred or cancelled within 6 months. In the event that the Company purchases its shares under Article 4.3.4, the shares so acquired shall not exceed 5% of the total issued shares of the Company; the fund used for the acquisition shall be paid out of the profit after taxation of the Company, and the shares so acquired shall be transferred to the employees within one year.
6.7	6.7	(1) The transfer of all overseas listed foreign shares listed in Hong Kong shall be effected by way of written instrument of transfer in general or ordinary form or any other form acceptable to the Board, and such instrument may be manually signed only. All instruments of transfer shall be kept in the Company's legal address or an address as may be designated by the Board from time to time.	6.7.1 The transfer of all overseas listed foreign shares listed in Hong Kong shall be effected by way of written instrument of transfer in general or ordinary form or any other form acceptable to the Board, and such instrument may be manually signed only. All instruments of transfer shall be kept in the Company's legal address or an address as may be designated by the Board from time to time.

Existing Articles No.	New Articles No.	Existing Articles	**Proposed amendments to the Articles of Association** (Deletions shown by way of strikethrough and new additions by way of underline)
		(2) All fully paid overseas listed foreign shares listed in Hong Kong are freely transferable pursuant to these Articles of Association, provided that the Board may refuse to recognize any instrument of transfer without assigning any reason unless the following conditions are satisfied:	6.7.2 All fully paid overseas listed foreign shares listed in Hong Kong are freely transferable pursuant to these Articles of Association, provided that the Board may refuse to recognize any instrument of transfer without assigning any reason unless the following conditions are satisfied:
		(i) payment of HK$2.5 to the Company or a such higher fee as may be agreed by the Stock Exchange for the purpose of registering the instrument of transfer of the shares and other documents that relate to, or may affect, the title to the shares;	6.7.2.1 payment of HK$2.5 to the Company or a such higher fee as may be agreed by the Stock Exchange for the purpose of registering the instrument of transfer of the shares and other documents that relate to, or may affect, the title to the shares;
		(ii) the instrument of transfer only relates to the overseas listed foreign shares listed in Hong Kong;	6.7.2.2 the instrument of transfer only relates to the overseas listed foreign shares listed in Hong Kong;
		(iii) the stamp duty payable in respect of the instrument of transfer has been paid;	6.7.2.3 the stamp duty payable in respect of the instrument of transfer has been paid;
		(iv) provision of the relevant share certificates and other evidence as may be reasonably required by the Board to prove the transferor's right to transfer the shares;	6.7.2.4 provision of the relevant share certificates and other evidence as may be reasonably required by the Board to prove the transferor's right to transfer the shares;
		(v) if the shares are to be transferred to joint holders, the joint holders may not exceed four in number; and	6.7.2.5 if the shares are to be transferred to joint holders, the joint holders may not exceed four in number; and
		(vi) the relevant shares are free from the lien of any company.	6.7.2.6 the relevant shares are free from the lien of any company.

Existing Articles No.	New Articles No.	Existing Articles	Proposed amendments to the Articles of Association (Deletions shown by way of strikethrough and new additions by way of underline)
			6.7.3 All the domestic shares listed in China may be transferred in accordance with the laws, provided that the following requirements are complied with: 6.7.3.1 the Company shall not accept its shares as the subject of pledge; 6.7.3.2 the shares of the Company held by the promoters shall not be transferred within one year upon the establishment of the Company. Shares issued prior to the public issue shall not be transferred within one year from the date the shares are listed on the stock exchange; 6.7.3.3 directors, supervisors and other senior management shall regularly declare to the Company the shares held by them during their terms of office, and the shares transferred during their terms of office shall not exceed 25% of the total number of shares of the Company; the shares of the Company held by them shall not be transferred within one year from the date on which the shares are listed on the stock exchange, and such officers shall not transfer the shares of the Company held by them within half a year after they have left their positions;

Existing Articles No.	New Articles No.	Existing Articles	**Proposed amendments to the Articles of Association** (Deletions shown by way of strikethrough and new additions by way of underline)
			6.7.3.4 if Directors, supervisors or other senior management and shareholders who hold more than 5% of the shares with voting rights sold their shares within 6 months after they have purchased these shares, or if they have purchased them within 6 months after they have sold them, the profit so obtained shall belong to the Company, and the Board shall recover such profit from them; however, in the event that securities companies which, for the purpose of underwriting hold more than 5% of the shares as a result of under-subscription, the restriction of 6 months shall not apply to them; In the event that the Board fails to enforce the requirements set out in this section, shareholders are entitled to institute legal proceedings in their own names directly at the People's Court for the interests of the Company. In the event that the Board fails to enforce the requirements set out in this section, the accountable directors shall be severally liable pursuant to the laws.

Existing Articles No.	New Articles No.	Existing Articles	Proposed amendments to the Articles of Association (Deletions shown by way of strikethrough and new additions by way of underline)
			6.7.3.5 If shareholder who hold more than 5% of the shares of the Company with voting rights pledge their shares, they shall make a written report to the Company on the date of pledging shares. 6.7.4 No shares may be transferred to a minor or mentally unsound person or any person who has no civil capacity under the laws.
6.11	6.11	In the event holders of domestic shares lost their share certificates, they shall apply for issuance of replacement share certificates pursuant to the provisions of Article 150 of the Company Law.	In the event holders of domestic shares lost their share certificates, they shall apply for issuance of replacement share certificates pursuant to the relevant provisions of ~~Article 150 of~~ the Company Law.
Inserting new Articles 7.3.8 to 7.3.11 to the existing Article 7.3 in respect of additional rights of holders of ordinary shares of the Company:-			
Nil	7.3.8		requests for convening, chairs or attends general meetings and exercises voting rights pursuant to the laws;
Nil	7.3.9		transfer, giveaway or pledge of shares held by him pursuant to the provisions of the laws, administrative regulations and these Articles of Association;
Nil	7.3.10		upon payment of a reasonable fee, he is entitled to inspect and photocopy the Company's counterfoils of debentures, financial and accounting reports, resolutions of Board meetings or resolutions of the meetings of the supervisory committee;

Existing Articles No.	New Articles No.	Existing Articles	Proposed amendments to the Articles of Association (Deletions shown by way of strikethrough and new additions by way of underline)
Nil	7.3.11		shareholders who object to the merger or separation of the Company as resolved at a general meeting may request the Company to acquire their shares; If shareholders request for inspecting the relevant information as aforesaid or seek any information, they should provide the Company with written documents to prove the class and quantity of shares held by them. Upon verification of their capacity as a shareholder, the Company should provide the shareholders with the requested information.
Nil	7.4		If any resolutions passed at shareholders' meetings or Board meetings violate the laws or administrative regulations, the shareholders have the right to apply to the People's Court to invalidate such resolutions. If the procedures of convening shareholders' meetings or Board meetings and the manner of voting violate the laws, administrative regulations or these Articles of Association, or where the contents of the resolutions violate these Articles of Association, the shareholders have the right to apply to the People's Court to dismiss the resolutions within 60 days after they have been passed. In the event that the directors or senior management violate the laws, administrative regulations or the requirements of these Articles of Association in the course of discharging their duties resulting in losses to the Company, shareholders who, either alone or in aggregate, are holding more than 1% of the shares of the Company for more than 180 days consecutively may request the supervisory committee in writing to institute legal proceedings at the People's Court.

Existing Articles No.	New Articles No.	Existing Articles	**Proposed amendments to the Articles of Association** (Deletions shown by way of strikethrough and new additions by way of underline)
			In the event that the supervisory committee violates the laws, administrative regulations or the requirements of these Articles of Association in the course of discharging its duties resulting in losses to the Company, shareholders may request the Board in writing to institute legal proceedings at the People's Court. In the event that the supervisory committee or the Board refuses to instituting legal proceedings upon receipt of the aforesaid written request by shareholders, or fails to institute legal proceedings within 30 days upon receipt of such request, or in contingent circumstances where the Company will suffer immeasurable losses to its interests if no legal proceedings are instituted immediately, the shareholders as provided for in the aforesaid section are entitled to institute legal proceedings in their own names directly at the People's Court to safeguard the interests of the Company. If anyone jeopardizes the lawful interests of the Company resulting in losses to the Company, the shareholders as provided for in the aforesaid section are entitled to institute legal proceedings at the People's Court.

Existing Articles No.	New Articles No.	Existing Articles	Proposed amendments to the Articles of Association (Deletions shown by way of strikethrough and new additions by way of underline)
7.4	7.5	Holders of the Company's ordinary shares are subject to the following obligations: (1) compliance with these Articles of Association; (2) making payment according to the number of shares subscribed by them and the mode of subscription; (3) other obligations prescribed by the laws, administrative regulations and these Articles of Association. Save as the conditions agreed by the subscribers at the time of subscription, the shareholders are not liable for any subsequent call for any additional share capital. (Mandatory Provision 46)	Holders of the Company's ordinary shares are subject to the following obligations: 7.5.1 compliance with these Articles of Association; 7.5.2 making payment for shares according to the number of shares subscribed by them and the mode of subscription; 7.5.3 other obligations prescribed by the laws, administrative regulations and these Articles of Association. Save as the conditions agreed by the subscribers at the time of subscription, the shareholders are not liable for any subsequent call for any additional share capital. (Mandatory Provision 46) 7.5.4 no shares may be divested except required by the laws and regulations; 7.5.5 shall not jeopardize the interests of the Company or other shareholders by abusing the rights of shareholders, or jeopardize the interests of the Company's creditors by abusing the Company's status as an independent legal person and the limited liabilities of shareholders. In the event of any loss to the Company or other shareholders as a result of the abuse of the rights of shareholders, such shareholders are liable for compensation pursuant to the laws.

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			In the event that the interests of the Company's creditors are seriously jeopardized as a result of the evasion of liabilities by shareholders who abuse the Company's status as an independent legal person and the limited liabilities of shareholders, such shareholders shall be severally liable for the Company's liabilities.
Nil	8.3	Nil	The controlling shareholders or de facto controllers of the Company shall not jeopardize the interests of the Company by virtue of their connected relationship. Those who have breached the requirements and caused losses to the Company are liable for compensation.
8.3	8.4	No change in content.	
Inserting new Articles 9.2.15 to 9.2.20 to the existing Article 9.2 in respect of additional powers of shareholders in general meeting:-			
Nil	9.2.15		election and change of directors or supervisors who are not staff representatives, and determination of the remuneration of directors and supervisors;
Nil	9.2.16		resolutions made on matters including change by the Company of the form of the Company;
Nil	9.2.17		consider and approve the guarantee matters under Article 9.3;
Nil	9.2.18		consider the purchase or disposal of material assets by the Company within a year at values exceeding 30% of the latest audited total assets of the Company;
Nil	9.2.19		consider, approve and change the use of the raised funds;
Nil	9.2.20		consider share incentive schemes.

Existing Articles No.	New Articles No.	Existing Articles	Proposed amendments to the Articles of Association (Deletions shown by way of strikethrough and new additions by way of underline)
Nil	9.3		The following guarantee provided for external parties by the Company shall be considered and approved by shareholders in general meeting: 9.3.1 Any guarantee to be provided where the total amount of guarantee provided to external parties by the Company and its subsidiaries reaches or exceeds 50% of the latest audited net assets; 9.3.2 Any guarantee to be provided where the total amount of guarantee provided to external parties by the Company reaches or exceeds 30% of the latest audited net assets; 9.3.3 Guarantee to be provided to any subject of guarantee whose gearing ratio is over 70%; 9.3.4 A single guarantee which exceeds 10% of the latest audited net assets; 9.3.5 Guarantee provided to shareholders, de facto controllers and their respective related parties.
9.3	9.4	No change in content.	
9.4	9.5	General meetings include annual general meetings and extraordinary general meetings. A general meeting is convened by the Board of Directors. An annual general meeting is held once a year and shall be held within 6 months following the end of each financial year. An extraordinary general meeting shall be held by the Board within 2 months in any of the following circumstances: (1) Where the number of directors fails to meet that as prescribed by the Company Law or is less than 2/3 of the number as required by these Articles of Association;	General meetings include annual general meetings and extraordinary general meetings. A general meeting is convened by the Board of Directors. An annual general meeting is held once a year and shall be held within 6 months following the end of each financial year. An extraordinary general meeting shall be held by the Board within 2 months in any of the following circumstances: 9.5.1 Where the number of directors fails to meet that as prescribed by the Company Law or is less than 2/3 of the number as required by these Articles of Association;

Existing Articles No.	New Articles No.	Existing Articles	**Proposed amendments to the Articles of Association** (Deletions shown by way of strikethrough and new additions by way of underline)
		(2) Where the Company has failed to make up losses up to 1/3 of the total share capital; (3) Where the shareholders holding over 10% (including 10%) of the Company's outstanding shares with voting rights request in writing to convene an extraordinary meeting; (4) Where the Board of Directors thinks it fit to convene or the supervisory committee proposes to convene an extraordinary meeting. (Mandatory Provision 52)	9.5.2 Where the Company has failed to make up losses up to 1/3 of the total share capital; 9.5.3 Where the shareholders holding over 10% (including 10%) of the Company's outstanding shares with voting rights request in writing to convene an extraordinary meeting; 9.5.4 Where the Board of Directors thinks it fit to convene or the supervisory committee proposes to convene an extraordinary meeting. (Mandatory Provision 52) 9.5.5 Any other matters as provided by the laws, administrative regulations, departmental rules and these Articles of Association.
9.5	9.6	(1) In the event the Company convenes a general meeting, it shall issue a written notice 45 days prior to the convening of the meeting to notify all of the shareholders on the Register of Members of the matters to be tabled at the meeting and the date and place of the meeting. Shareholders who intend to attend the general meeting shall serve on the Company their reply to attend the meeting in writing 20 days prior to the convening of the meeting. (Mandatory Provision 53)	9.6.1 In the event the Company convenes a general meeting, it shall issue a written notice 45 days prior to the convening of the meeting to notify all of the shareholders on the Register of Members of the matters to be tabled at the meeting and the date and place of the meeting. Shareholders who intend to attend the general meeting shall serve on the Company their reply to attend the meeting in writing 20 days prior to the convening of the meeting. (Mandatory Provision 53)

Existing Articles No.	New Articles No.	Existing Articles	Proposed amendments to the Articles of Association (Deletions shown by way of strikethrough and new additions by way of underline)
		(2) Notice of general meeting shall be issued by the Company no more than 60 days prior to the convening of the meeting. (3) Calculation of the period during which the notice shall be issued does not include the date of the meeting and the issuance date of the notice. (4) For the purpose of the notice to be issued under this Article, the issuance date thereof shall be the date on which the Company or the share registrars appointed by the Company has delivered the notice to the postal office for posting and not the date on which the shareholders are deemed to have received the notice as referred to in Article 24.1. (Mandatory Provision 53)	9.6.2 Notice of general meeting shall be issued by the Company no more than 60 days prior to the convening of the meeting. 9.6.3 Calculation of the period during which the notice shall be issued does not include the date of the meeting and the issuance date of the notice. 9.6.4 For the purpose of the notice to be issued under this Article, the issuance date thereof shall be the date on which the Company or the share registrars appointed by the Company has delivered the notice to the postal office for posting and not the date on which the shareholders are deemed to have received the notice as referred to in Article 24.1. (Mandatory Provision 53) <u>9.6.5 The place for the Company to convene general meetings is: 238 Maqun Street, Nanjing, the PRC;</u>
			<u>Places will be provided for holding on-site general meetings.</u> <u>Where any of the events as set out in Article 9.35 of these Articles of Association occur, the Company will also make available on-line voting for shareholders.</u>

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Nil	9.7		Lawyers shall be engaged when shareholders' general meetings of the Company are held to provide legal opinions on the following matters and announcement shall be made thereon: whether the procedures of convening and holding the meeting comply with the laws, administrative regulations and these Articles of Association; whether the capacities of those who attend the meeting and the convenor are valid and lawful, and whether the procedures of voting and the voting results are valid and lawful, and provide legal opinions on other relevant matters at the request of the Company. The contents of the motion should be within the scope of authorities of the shareholders' general meeting with definite agenda and specific resolutions and shall comply with the laws, administrative regulations and these Articles of Association.
9.6	9.8	In the event the Company convenes an annual general meeting, the shareholders holding an aggregate of over 5% (including 5%) of the Company shares with voting rights are entitled to propose in writing new motions to the Company. The Company shall incorporate any matters under such motions which fall within the scopes of the duties and functions of the general meeting into the agenda of the meeting.	In the event the Company convenes an annual general meeting, the shareholders holding an aggregate of over 5% (including 5%) of the Company shares with voting rights are entitled to propose in writing new motions to the Company. The Company shall incorporate any matters under such motions which fall within the scopes of the duties and functions of the general meeting into the agenda of the meeting.

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		(Mandatory Provision 54) Provided that such motions shall be served on the Company within 30 days from the issuance date of the aforesaid notice of the meeting.	(Mandatory Provision 54) Provided that such motions shall be served on the Company within 30 days from the issuance date of the aforesaid notice of the meeting. Save as provided for in the preceding section, upon the issue of notice of shareholders' general meeting, the convenor may not amend the motions already set forth in the notice of shareholders' general meeting or add any new motions.
9.7	9.9	No change in content.	
Renumbering of existing Article 9.8 as Article 9.10 and inserting new Articles 9.10.9 and 9.10.10 in respect of the additional requirements of a notice of general meeting:-			
Nil	9.10.9		shall state the record date for shareholders who are entitled to attend shareholders' general meetings;
Nil	9.10.10		shall state the name and telephone number of the contact person responsible for meetings.
9.9 to 9.10	9.11 to 9.12	No change in content.	
Nil	9.13		Where it is intended to consider the election of directors or supervisors at a shareholders' meeting, details of the candidates for the directors or supervisors shall be fully disclosed in the notice of general meeting, which shall at least include the following: 9.13.1 education background, working experience and other posts held; 9.13.2 whether there is any relation between the candidates and the Company or the controlling shareholder or de facto controller of the Company; 9.13.3 disclosure of the number of shares of the Company held by them;

Existing Articles No.	New Articles No.	Existing Articles	Proposed amendments to the Articles of Association (Deletions shown by way of strikethrough and new additions by way of underline)
			9.13.4 whether or not they have been punished by CSRC or other authorities or penalty imposed by any stock exchange for acts of securities transactions; Other than the accumulative voting to be adopted for electing directors and supervisors, the election of each director and supervisor shall be effected by separate motion.
Nil	9.14		Upon the issue of notice of general meeting, in the absence of proper reasons, the general meeting shall not be delayed or cancelled, and the motions set forth in the notice of general meeting shall not be cancelled. If any meeting is delayed or cancelled, the convenor shall make an announcement and give the reasons at least 14 days prior to the original date of holding the meeting.
9.11	9.15	No change in content.	
Nil	9.16		The Board or other convenors will take necessary measures to ensure an orderly general meeting. Actions shall be taken against any interruption to the general meeting or trouble making or acts that jeopardize the interests of shareholders, and such acts shall be reported to the relevant authorities in time. Members whose names appear on the register of members on the record date or their proxies are entitled to attend the general meeting and vote in accordance with the laws, regulations and these Articles of Association. Shareholders may attend the general meeting in person or authorize proxies to attend and vote on their behalf.

Existing Articles No.	New Articles No.	Existing Articles	**Proposed amendments to the Articles of Association** (Deletions shown by way of strikethrough and new additions by way of underline)
Nil	9.17		Individual shareholders who attend the meeting in person shall produce their own identity cards and evidence of shareholdings; shareholders who appoint others to attend the meeting shall produce their own identity cards, the letter of authorization and evidence of shareholdings. Legal person shareholders shall attend the meeting by the legal representatives or proxies appointed by the legal representatives. For legal representatives to attend the meeting, they shall produce their own identity cards, valid evidence showing their status of legal representatives and evidence of shareholdings; for shareholders who appoint proxies to attend the meeting, the proxies shall produce their own identity cards, letter of authorization provided by the legal representatives of the legal persons and the evidence of shareholdings.
9.12	9.18	No change in comment.	
Nil	9.19		The letter of authorization issued by a shareholder who appoints others to attend the general meeting shall contain the following: 9.19.1 name of the proxy; 9.19.2 whether there are voting rights or not; 9.19.3 instructions on the voting for or against or abstain from voting for each of the matters included in the agenda of the general meeting; 9.19.4 whether there is any voting right as the provisional motions which may be included in the agenda of the general meeting; if so, any specific instruction as to how it should be voted on;

Existing Articles No.	New Articles No.	Existing Articles	Proposed amendments to the Articles of Association (Deletions shown by way of strikethrough and new additions by way of underline)
			9.19.5 the date of the issue of the letter of authorization and the valid period; 9.19.6 signature of the appointer (or seal). If the appointer is a legal person shareholder, the seal of the legal person shall be affixed.
9.13 to 9.15	9.20 to 9.22	No change in content.	
Nil	9.23		9.23.1 The register of attendance of meeting shall be prepared by the Company. The register of attendance of meeting shall set out the names of persons attending the meeting (or addresses, the number of shares with voting rights or names of proxies (or entities)). 9.23.2 The lawyers engaged by the convenor and the Company will jointly verify the register of members provided by the share registrar concerning the capacity of shareholders, and register the names of shareholders and their shareholdings with voting rights. Prior to the announcement of the number of shareholders and proxies attending the general meeting and their shareholdings with voting rights by the convenor of the meeting, registration of the register of attendance should be stopped. 9.23.3 When the general meeting is convened, all the directors, supervisors and secretary to the Board shall attend the meeting, and managers and other senior management shall be present at the meeting.

Existing Articles No.	New Articles No.	Existing Articles	Proposed amendments to the Articles of Association (Deletions shown by way of strikethrough and new additions by way of underline)
			9.23.4 The rules and procedures of the general meeting prepared by the Company provide in detail the procedures of convening meeting and voting, including the notice, registration, consideration of motions, voting, counting of votes, announcement of voting results, the mode of resolution, minutes of meeting and their signing and announcements as well as the principles of authorization of the Board by the general meeting. The scope of authorization should be definite and specific. The rules of order for general meetings, being annexed to these Articles of Association, shall be prepared by the Board and approved by the general meeting.
9.16 to 9.17	9.24 to 9.25	No change in content.	
Nil	9.26		The Board, independent directors and shareholders alone or in aggregate holding 5% or more of the total voting rights of the Company may collect the voting rights in a general meeting from other shareholders. Collection of such voting rights shall be carried at nil consideration and those persons from whom the voting rights are collected shall be fully informed.
9.18 to 9.21	9.27 to 9.30	No change in content.	
Nil	9.31		Before any motion is voted on, two shareholder representatives should be elected for counting and scrutinizing votes. If any shareholder is interested in any matter to be considered, the shareholder or his proxy shall not take part in counting or scrutinizing the votes.

Existing Articles No.	New Articles No.	Existing Articles	**Proposed amendments to the Articles of Association** (Deletions shown by way of strikethrough and new additions by way of underline)
			When a motion is put to vote at a general meeting, the lawyers, shareholder representatives and supervisor representatives shall be jointly responsible for counting and scrutinizing votes and announce the voting results on the spot, with the voting results of the resolutions included in the minutes of meeting. Shareholders of listed companies or their proxies who vote online or by other means are entitled to check their own voting results through the corresponding voting system.
Nil	9.32		On-site or online voting will be adopted at a shareholders' general meeting concurrently: 9.32.1 Only one of the manners of voting shall be selected from on-site, online or other means for the same voting right. Should any voting be repeated, the first voting result shall be counted. 9.32.2 The close of the general meeting held on-site shall not be earlier than online or other means, and the person who chairs the meeting shall announce the voting and the result of each voting for each motion proposed, and shall announce whether the motion is carried based on the result of voting. 9.32.3 Before the announcement of the voting results, parties such as the listed company, vote counter, monitor, substantial shareholders and network service provider involving in voting either on-site, online or by other means shall have the obligation of confidentiality.

Existing Articles No.	New Articles No.	Existing Articles	Proposed amendments to the Articles of Association (Deletions shown by way of strikethrough and new additions by way of underline)
Nil	9.33		Save that suspension of a general meeting or no resolution would be effected due to special reason such as force majeure, no motions shall be postponed or each motion shall be voted upon at the general meeting.
Renumbering existing article 9.22 as 9.34 and appending the following new article 9.34.6 as additional matter which is required to be approved by shareholders by way of ordinary resolution:-			
Nil	9.34.6		Annual Report of the Company
9.23 to 9.24	9.35 to 9.36	No change in content.	
Renumbering existing article 9.25 as 9.37 and appending the following new articles 9.37.6 and 9.37.7 as additional matters which are required to be approved by shareholders by way of a special resolution:-			
Nil	9.37.6		Material assets purchased or disposed of by the Company or the amount guaranteed by the Company within a year exceeding 30% of the latest audited total assets of the Company;
Nil	9.37.7		share option incentive scheme.
Nil	9.38		Independent directors are entitled to propose to the Board to convene an extraordinary general meeting. With respect to the proposal of independent directors to convene an extraordinary general meeting, the Board shall, pursuant to the laws and administrative regulations and the provisions of these Articles of Association, respond in writing whether or not they agree to the convening of such an extraordinary general meeting within 10 days upon receipt of the proposal. Where the Board agrees to convene an extraordinary general meeting, the Board shall issue the notice to convene the meeting within 5 days after the Board resolution has been passed; where the Board does not agree to convene an extraordinary general meeting, it shall give and announce reasons therefor.

Existing Articles No.	New Articles No.	Existing Articles	Proposed amendments to the Articles of Association (Deletions shown by way of strikethrough and new additions by way of underline)
Nil	9.39		The supervisory committee is entitled to propose to the Board to convene an extraordinary general meeting and it shall do so in writing to the Board. The Board shall, pursuant to the laws and administrative regulations and the provisions of these Articles of Association, respond in writing whether or not they agree to the convening of an extraordinary general meeting within 10 days upon receipt of the proposal. Where the Board agrees to convene an extraordinary general meeting, the Board shall issue the notice to convene the meeting within 5 days after the Board resolution has been passed. In the event of any changes to the original proposal, consent of the supervisory committee shall be obtained. Where the Board does not agree to convene an extraordinary general meeting, or where the Board has not responded within 10 days upon receipt of the proposal, the Board shall be deemed to be unable to or to have failed to perform its duty to convene a general meeting. In such circumstances, the meeting may be convened and chaired by the supervisory committee itself."

Existing Articles No.	New Articles No.	Existing Articles	Proposed amendments to the Articles of Association (Deletions shown by way of strikethrough and new additions by way of underline)
9.26	9.40	Convening of an extraordinary general meeting or a class meeting requested by shareholders shall be subject to the following procedures: (1) Two or more than two shareholders holding an aggregate of over 10% (including 10%) of the shares with voting rights at the proposed meeting may sign a copy or copies of written request in the same form and of the same content which shall be submitted to the Board for the purpose of convening an extraordinary general meeting or a class meeting. Matters to be tabled at the meeting shall be stated therein. The Board shall convene an extraordinary general meeting or a class meeting as soon as possible upon receipt of the said written request. The aforesaid shareholding shall be calculated on the date of the written request submitted by such shareholders. (2) Where the Board has not issued any notice to convene a meeting within 30 days upon receipt of the said written request, the shareholders who have made the request may convene the meeting by themselves within 4 months upon receipt by the Board of the request. Procedures for convening such meeting shall to the fullest extent possible be identical to those applied by the Board for convening a general meeting.	Convening of an extraordinary general meeting or a class meeting requested by shareholders shall be subject to the following procedures: 9.40.1 Two or more than two shareholders holding an aggregate of over 10% (including 10%) of the shares with voting rights at the proposed meeting may sign a copy or copies of written request in the same form and of the same content which shall be submitted to the Board for the purpose of convening an extraordinary general meeting or a class meeting. Matters to be tabled at the meeting shall be stated therein. The Board shall convene an extraordinary general meeting or a class meeting as soon as possible upon receipt of the said written request. The aforesaid shareholding shall be calculated on the date of the written request submitted by such shareholders. 9.40.2 Where the Board has not issued any notice to convene a meeting within 30 days upon receipt of the said written request, the shareholders who have made the request may convene the meeting by themselves within 4 months upon receipt by the Board of the request. Procedures for convening such meeting shall to the fullest extent possible be identical to those applied by the Board for convening a general meeting.

Existing Articles No.	New Articles No.	Existing Articles	Proposed amendments to the Articles of Association (Deletions shown by way of strikethrough and new additions by way of underline)
		In the event shareholders have convened and held a meeting by themselves as the Board fails to hold such meeting as requested, any expenses so reasonably incurred shall be borne by the Company and shall be deducted from any sum owed by the Company to any director who has committed dereliction of duty. (Mandatory Provision 72)	In the event shareholders have convened and held a meeting by themselves as the Board fails to hold such meeting as requested, any expenses so reasonably incurred shall be borne by the Company and shall be deducted from any sum owed by the Company to any director who has committed dereliction of duty. (Mandatory Provision 72) 9.40.3 The Board shall, pursuant to the laws and administrative regulations and the provisions of these Articles of Association, respond in writing whether or not they agree to the convening of an extraordinary general meeting within 10 days upon receipt of the request. Where the Board agrees to convene an extraordinary general meeting, the Board shall issue the notice to convene the meeting within 5 days after the Board resolution has been passed. In the event of any changes to the original request, consent of the relevant shareholders shall be obtained. 9.40.4 Where the Board does not agree to convene an extraordinary general meeting, or where the Board has not responded within 10 days upon receipt of the request, shareholders solely holding or holding an aggregate of over 10% of the shares of the Company are entitled to propose to the supervisory committee to convene an extraordinary general meeting. Such request shall be made to the supervisory committee in writing.

Existing Articles No.	New Articles No.	Existing Articles	Proposed amendments to the Articles of Association (Deletions shown by way of strikethrough and new additions by way of underline)
			Where the supervisory committee agrees to convene an extraordinary general meeting, the supervisory committee shall issue the notice to convene the meeting within 5 days upon receipt of the request. In the event of any changes to the original proposal, consent of the relevant shareholders shall be obtained. In the event the supervisory committee has not issued a notice of general meeting within the prescribed period, the supervisory committee shall be deemed to have failed to convene and chair the meeting. The meeting may be convened and chaired by shareholders themselves who are solely holding or holding an aggregate of over 10% of the shares of the Company for more than 90 consecutive days. Procedures for convening such meeting shall to the fullest extent possible be identical to those applied by the Board for convening a general meeting.
Nil	9.41		Where the supervisory committee or shareholders have decided to convene a general meeting by itself or by themselves, it or they shall notify the Board of the same in writing. It or they shall also file the same with the assigned local agency of the CSRC where the Company is located and the stock exchange. Prior to announcement of the resolutions of a general meeting, the proportion of shares held by shareholders who convene the meeting shall be no less than 10%.

Existing Articles No.	New Articles No.	Existing Articles	Proposed amendments to the Articles of Association (Deletions shown by way of strikethrough and new additions by way of underline)
			Shareholders who convene the meeting shall submit relevant supporting materials to the assigned local agency of CSRC where the Company is located and the stock exchange upon issuance of the notice of general meeting and announcement of the resolutions of the general meeting. The Board and the secretary to the Board shall provide assistance as appropriate in the event of any general meeting convened by the supervisory committee or shareholders. The Board shall provide the Register of Members as recorded on the share register record date. Expenses incurred as necessary by any general meeting convened by the supervisory committee or shareholders shall be borne by the Company.
9.27	9.42	A general meeting shall be convened by the Chairman who shall be the chairman of the meeting. The Chairman may designate a director of the Company to convene the meeting and be the chairman of the meeting on his behalf if the Chairman is unable to attend such meeting for any reasons. Where no such person is designated to be the chairman of the meeting, the shareholders who are present at the meeting may elect one person to be the chairman. If for any reasons the shareholders are unable to elect the chairman, the shareholder who is present at the meeting and who holds most of the shares with voting rights (including his proxy) shall be the chairman of the meeting. (Mandatory Provision 73)	A general meeting shall be convened by the Chairman who shall be the chairman of the meeting. The Chairman may designate a director of the Company to convene the meeting and be the chairman of the meeting on his behalf if the Chairman is unable to attend such meeting for any reasons. Where no such person is designated to be the chairman of the meeting, the shareholders who are present at the meeting may elect one person to be the chairman. If for any reasons the shareholders are unable to elect the chairman, the shareholder who is present at the meeting and who holds most of the shares with voting rights (including his proxy) shall be the chairman of the meeting. (Mandatory Provision 73)

Existing Articles No.	New Articles No.	Existing Articles	Proposed amendments to the Articles of Association (Deletions shown by way of strikethrough and new additions by way of underline)
			General meeting convened by the supervisory committee shall be chaired by the chairman of the supervisory committee. In the event the chairman of the supervisory is not able to or fails to perform his duties, such meeting shall be chaired by a supervisor elected by the majority of supervisors. General meeting convened by shareholders pursuant to the provisions of these Articles of Association shall be chaired by a representative elected by the convener.
			When a general meeting has been convened and if the chairperson of the meeting has so breached the rules and procedures of the meeting rendering it impossible for the meeting to proceed, a person may be elected at such meeting to be the chairperson for the meeting to proceed provided that consent of the majority of shareholders entitled to voting rights who are present at the meeting shall be obtained.
Nil	9.43		The chairperson of the meeting shall announce the number of shareholders and proxies present at the meeting and the total number of shares with voting rights prior to voting. The number of shareholders and proxies present at the meeting and the total number of shares with voting rights as entered into the record of the meeting shall prevail.
Nil	9.44		The convener shall ensure the continuity of the general meeting till conclusion of any final resolutions. In the event the meeting is suspended or where no resolutions could be made at the meeting for specific reason such as force majeure, the convener shall take necessary measures to resume the convening of a general meeting as soon as possible or shall directly terminate such general meeting with notice given in a prompt manner. The convenor shall also report the same to the assigned local agency of CSRC where the Company is located and the stock exchange.

Existing Articles No.	New Articles No.	Existing Articles	Proposed amendments to the Articles of Association (Deletions shown by way of strikethrough and new additions by way of underline)
9.28 to 9.33	9.45 to 9.50	No change in content.	
Nil	9.51		9.51.1 The secretary to the Board shall be responsible for the minutes of general meetings which shall be maintained. Minutes of meeting shall contain the following: date and time, place, and progress of the meeting and the name or title of the convener; the name of the chairperson of the meeting and names of directors, supervisors, managers and other senior management who have attended the meeting or have been in attendance at the meeting; the number of shareholders and proxies attending the meeting; the total number of shares with voting rights and percentage to the total number of shares of the Company; the proceedings of consideration of each motion; gist of speech and voting results; questions or suggestions of shareholders and answers or clarification as appropriate to such questions; names of the lawyers and the persons counting the votes and the scrutinizers; and any other matters required to be recorded in the minutes of meeting as prescribed by these Articles of Association.

Existing Articles No.	New Articles No.	Existing Articles	Proposed amendments to the Articles of Association (Deletions shown by way of strikethrough and new additions by way of underline)
			9.51.2 The convenor shall ensure the truthfulness, accuracy and completeness of the minutes of meeting. Directors, supervisors, secretary to the Board, the convener or his representative, and the chairperson of the meeting shall sign their names on the minutes of meeting. Minutes of meeting shall be kept together with the register of signatures of shareholders attending the meeting, the instrument appointing proxies, and valid materials representing online votes or votes by any other means for no less than 10 years.
11.2	11.2	Candidates for the first session of the Board of Directors shall be nominated by the promoter. Members of the Board shall be elected at the inaugural meeting of the Company. The term of office of each director shall be calculated from the date on which he has been elected.	Candidates for the first session of the Board of Directors shall be nominated by the promoter. Members of the Board shall be elected at the inaugural meeting of the Company. The term of office of each director shall be calculated from the date on which he has been elected until the expiry of his tenure in the current session of the Board.
Nil	11.3.7		No director shall be removed at any general meeting without reasons prior to the expiry of his tenure. In the event re-election has not yet been conducted upon expiry of the term of office of directors, the existing directors shall continue to perform their duties pursuant to the laws, administrative regulations, departmental rules and provisions of these Articles of Association before any new directors have been elected and have taken up their office.

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Nil	11.3.8		The aggregate of the number of directors who concurrently act as managers or any other senior management and the number of staff representatives whom are appointed as directors shall be no more than 1/2 of the total number of directors of the Company.
Nil	11.4		A director may resign prior to the expiry of his tenure. A director who is going to resign shall tender his written notice of resignation to the Board. The Board shall disclose such resignation within 2 days. In the event the number of directors of the Company is less than the quorum of the Board as a result of the resignation of any director, such director shall continue to perform his duties pursuant to the laws, administrative regulations, departmental rules and provisions of these Articles of Association before any new director has been elected and has taken up his office. Save as aforesaid, resignation of a director shall take effect when the notice of resignation has been served on the Board.
Nil	11.5		Where resignation of a director has become effective or upon expiry of his tenure, such director shall complete all the hand-over formalities with the Board. His obligation of fidelity to the Company and the shareholders shall not be released at the end of his tenure but shall survive within a reasonable period as prescribed by these Articles of Association.

Existing Articles No.	New Articles No.	Existing Articles	Proposed amendments to the Articles of Association (Deletions shown by way of strikethrough and new additions by way of underline)
11.4	11.6	(1) The Board of Directors shall be held accountable to the general meetings and shall exercise the following power and functions: (1) shall be responsible for convening general meetings and shall report its work at the general meetings; (2) shall execute the resolutions of the general meetings; (3) shall make decisions on the business plans and investment proposals of the Company; (4) shall formulate the annual financial budgets and financial proposals of the Company; (5) shall formulate the profit distribution proposals and the loss making-up proposals of the Company; (6) shall formulate proposals on the increase or reduction of the registered capital of the Company and proposals on the issuance of bonds of the Company; (7) shall prepare proposals on the merger, separation or dissolution of the Company; (8) shall make decisions on the establishment of internal management bodies of the Company;	11.6.1 The Board of Directors shall be held accountable to the general meetings and shall exercise the following power and functions: 11.6.1.1 shall be responsible for convening general meetings and shall report its work at the general meetings; 11.6.1.2 shall execute the resolutions of the general meetings; 11.6.1.3 shall make decisions on the business plans and investment proposals of the Company; 11.6.1.4 shall formulate the annual financial budgets and financial proposals of the Company; 11.6.1.5 shall formulate the profit distribution proposals and the loss making-up proposals of the Company; 11.6.1.6 shall formulate proposals on the increase or reduction of the registered capital of the Company and proposals on the issuance of bonds of the Company; 11.6.1.7 shall prepare proposals on the merger, separation or dissolution of the Company; 11.6.1.8 shall make decisions on the establishment of internal management bodies of the Company; 11.6.1.9 shall employ or dismiss the manager of the Company, and shall employ or dismiss the deputy manager and the financial person-in-charge of the Company on the basis of the manager's nomination, and shall determine their remuneration;

Existing Articles No.	New Articles No.	Existing Articles	Proposed amendments to the Articles of Association (Deletions shown by way of strikethrough and new additions by way of underline)
		(9) shall employ or dismiss the manager of the Company, and shall employ or dismiss the deputy manager and the financial person-in-charge of the Company on the basis of the manager's nomination, and shall determine their remuneration; (10) shall set up the basic management system of the Company; (11) shall formulate proposals on the amendments to the Articles of Association of the Company; (12) shall prepare proposals on the material acquisitions or sales of the Company; (13) shall, pursuant to relevant laws, regulations, rules and requirements of these Articles of Association, exercise power to raise funds and obtain loans for the Company and shall make decisions on the charge, leasing, sub-contracting or transfer of assets of the Company and shall authorize the Manager to exercise such power as referred to herein within certain scopes of authority; and (2) Where the aforesaid matters are to be resolved by the Board, save that (6), (7), (11) and (12) shall be voted and consented by more than 2/3 (including 2/3) of the directors, all the others may be subject to votes and consent of more than 1/2 (including 1/2) of the directors. (Mandatory Provision 88)	11.6.1.10 shall set up the basic management system of the Company; 11.6.1.11 shall formulate proposals on the amendments to the Articles of Association of the Company; 11.6.1.12 shall prepare proposals on the material acquisitions or sales of the Company; 11.6.1.13 shall, pursuant to relevant laws, regulations, rules and requirements of these Articles of Association, exercise power to raise funds and obtain loans for the Company and shall make decisions on the charge, leasing, sub-contracting or transfer of assets of the Company and shall authorize the Manager to exercise such power as referred to herein within certain scopes of authority; and 11.6.1.14 shall, subject to the scopes of authorization granted at a general meeting, make decisions on matters including external investment, acquisition or disposal of assets, external guarantees, entrusted financial management and connected transactions of the Company; 11.6.1.15 administration of information disclosure of the Company; 11.6.1.16 propose at a general meeting the engagement or change of any accounting firm for auditing of the accounts of the Company; 11.6.1.17 receiving reports from the managers of the Company and inspect the work of the managers;

Existing Articles No.	New Articles No.	Existing Articles	Proposed amendments to the Articles of Association (Deletions shown by way of strikethrough and new additions by way of underline)
		(3) The Board of Directors may exercise any such power which is not prescribed by these Articles of Association to be exercised by the general meetings. The Board shall comply with the provisions of these Articles of Association and any requirements as prescribed by the general meetings from time to time provided that any requirements as prescribed by the general meetings of the Company shall in no way render any effective acts of the Board made prior to such requirements null and void.	11.6.1.18 any other functions and power authorized by the laws, administrative regulations, departmental rules or these Articles of Association. 11.6.2 Where the aforesaid matters are to be resolved by the Board, save that 11.6.1.6, 11.6.1.7, 11.6.1.11 and 11.6.1.12 shall be voted and consented by more than 2/3 (including 2/3) of the directors, all the others may be subject to votes and consent of more than 1/2 (including 1/2) of the directors. (Mandatory Provision 88) 11.6.3 The Board of Directors may exercise any such power which is not prescribed by these Articles of Association to be exercised by the general meetings. The Board shall comply with the provisions of these Articles of Association and any requirements as prescribed by the general meetings from time to time provided that any requirements as prescribed by the general meetings of the Company shall in no way render any effective acts of the Board made prior to such requirements null and void.
Nil	11.7		Directors of the Company shall give explanation before the general meeting in respect of non-standard auditing opinions of certified public accountants regarding the financial statements of the Company.

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Nil	11.8		The Board shall formulate the rules of order for Board meetings to ensure that the Board will execute resolutions passed at general meetings, enhance the efficiency of work and ensure that decisions are made in a scientific manner.
Renumbering existing article 11.5 as 11.9 and amending new article 11.9.5 as follows:-			
11.5(5)	11.9.5	The provision of guarantee to external parties by the Company shall be subject to consent by more than 2/3 of all members of the Board in writing or approved at a shareholder's meeting. The Company may not provide guarantee, either directly or indirectly, to any subject of guarantee whose gearing ratio is over 70%; may not provide guarantee to other related parties, any non-legal entities or individuals in which the controlling shareholders and the Company hold less than 50% interests. The total guarantee provided by the Company to external parties shall not exceed 50% of the net assets of the combined accounting statement in the latest financial year.	~~The provision of guarantee to external parties by the Company shall be subject to consent by more than 2/3 of all members of the Board in writing or approved at a shareholder's meeting. The Company may not provide guarantee, either directly or indirectly, to any subject of guarantee whose gearing ratio is over 70%; may not provide guarantee to other related parties, any non-legal entities or individuals in which the controlling shareholders and the Company hold less than 50% interests. The total guarantee provided by the Company to external parties shall not exceed 50% of the net assets of the combined accounting statement in the latest financial year.~~ The following matters to be considered by the Board is subject to consent by more than 2/3 of all members of the Board who vote in favour of the same and the matters shall be submitted to a general meeting for consideration and approval: 11.9.5.1 Any guarantee to be provided where the total amount of guarantee provided to external parties by the Company and its subsidiaries reaches or exceeds 50% of the latest audited net assets;

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			11.9.5.2 Any guarantee to be provided where the total amount of guarantee provided to external parties by the Company reaches or exceeds 30% of the latest audited net assets; 11.9.5.3 Guarantee to be provided to any subject of guarantee whose gearing ratio is over 70%; 11.9.5.4 Any single guarantee which exceeds 10% of the latest audited net assets; 11.9.5.5 Guarantee provided to shareholders, de facto controllers and their respective related parties. In the event of providing guarantee to external parties, the Company must request counter-guarantee by such parties, and the provider of such counter-guarantee shall be able to commit to such guarantee.
Nil	11.10		The Board of directors shall define the limits of its authority in respect of external investment, acquisition or disposal of assets, pledge of assets, provision of guarantee to external parties, entrusted financial management and connected transactions, and establish rigorous procedures for examination and decision; for material investments, experts and professionals shall be deployed the examination and assessment, which shall be approved by the general meeting.
Renumbering existing Article 11.6 as new Article 11.11 and appending the following new articles 11.11.6 as additional responsibilities of the Chairman of the Company:-			
Nil	11.11.6		To supervise and examine the implementation of resolutions resolved at Board meetings.

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11.7	11.12	For any contingent matters, an extraordinary Board meeting may be convened upon proposal by more than 1/3 (including 1/3) of the directors jointly, or by 1/2 (including 1/2) of the independent directors jointly or by the manager.	For any contingent matters, an extraordinary Board meeting may be convened upon proposal by more than 1/3 (including 1/3) of the directors jointly, or by 1/2 (including 1/2) of the independent directors jointly or by the manager. In the event of any contingent matters, shareholders holding over 10% of the voting rights of the Company or the supervisory committee may propose to convene an extraordinary Board meeting.
11.8	11.13	No change in content.	
11.9	11.14	A Board meeting shall not be held unless with over 1/2 of the directors present thereat. Each director is entitled to cast one vote. Provided that Article 11.4(2) shall be complied with, any resolution made by the Board must be passed by the majority (including 1/2) of all of the directors. In the event the number of votes for a resolution equals the number of votes against such resolution, the Chairman is entitled to cast one additional vote provided that Article 11.4(2) shall be complied with.	A Board meeting shall not be held unless with over 1/2 of the directors present thereat. Each director is entitled to one vote. Provided that Article 11.~~4(2)~~6.2 shall be complied with, any resolution made by the Board must be passed by the majority ~~(including 1/2)~~ of all of the directors. In the event the number of votes for a resolution equals the number of votes against such resolution, the Chairman is entitled to cast one additional vote provided that Article 11.~~4(2)~~6.2 shall be complied with.
Nil	11.15		In the event that a director is connected with a company which is the subject of a resolution of the Board, the director shall not exercise his voting right, nor shall he exercise the voting right for other directors. The quorum of a Board meeting shall be more than half of the directors with no connected relation, and the resolution of the Board shall be passed by more than half of the directors with no connected relation. If the number of directors with no connected relation attending the Board meeting is less than 3, the matter shall be submitted to the general meeting for consideration."

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Nil	11.16		Voting manner for board resolution: written voting. An extraordinary board meeting may be conducted and decision may be made by circulation of written resolutions signed by directors attending such meeting, provided that the directors' rights to express opinion are fully protected.
11.10	11.17	No change in content.	
Renumbering existing article 11.11 as 11.18 and appending the following new article 11.18.4:-			
Nil	11.18.4		If any director fails to attend the Board meetings twice consecutively and without appointing others to attend on his behalf, he shall be deemed to have failed to perform his duties. In such event, the Board should make proposal to the general meeting concerning his removal.
11.12	11.19	No change in content.	
11.13	11.20	The Board should record decisions on matters being discussed at a board meeting in a minutes to be signed by the directors and minutes-taker who are present at the meeting. The directors shall be responsible for the resolutions passed by the Board. If the resolutions passed by the Board violate the laws, administrative regulations or these Articles that result in serious losses to the Company, the directors who are involved in passing such resolutions are liable for compensating the Company, provided that if it could be proved that any director(s) who has/have expressly objected to such resolution during voting which was recorded in the minutes of meeting, the director(s) in question may disclaim liability. (Mandatory Provision 95)	The Board should record decisions on matters being discussed at a board meeting in a minutes to be signed by the directors and minutes-taker who are present at the meeting. The directors shall be responsible for the resolutions passed by the Board. If the resolutions passed by the Board violate the laws, administrative regulations or these Articles that result in serious losses to the Company, the directors who are involved in passing such resolutions are liable for compensating the Company, provided that if it could be proved that any director(s) who has/have expressly objected to such resolution during voting which was recorded in the minutes of meeting, the director(s) in question may disclaim liability. (Mandatory Provision 95)

Existing Articles No.	New Articles No.	Existing Articles	Proposed amendments to the Articles of Association (Deletions shown by way of strikethrough and new additions by way of underline)
			The minutes of Board meetings shall be filed for record by the Company and the retention period shall be not less than 10 years.
Nil	11.21		The minutes of Board meetings shall include the following: 11.21.1 Date, place and the names of convenor of the meeting; 11.21.2 Names of directors who attend the meeting and names of directors appointed by the others (proxies) to attend the meeting; 11.21.3 Progress of the meeting; 11.21.4 Main points of opinion given by directors; 11.21.5 Manner of voting of each resolution and results (voting results shall set out the votes in favour, against or abstained).
Renumbering existing Article 11.14 as new Article 11.22 and amending Article 11.22.3 as follows			
11.14(3)	11.22(3)	"The quorum of the committee or working group under the Board shall be two or more than half of the members of such committee or working group, whichever is higher. The provisions applicable to the progress and minutes of a Board meeting under Articles 11.8 to 11.13 and sub-clause (1) of this Article shall apply to the relevant committee or working group unless the relevant provisions are superseded by rules formulated by the Board pursuant to the preceding paragraph."	The quorum of the committee or working group under the Board shall be two or more than half of the members of such committee or working group, whichever is higher. The provisions applicable to the agenda and minutes of a Board meeting shall ~~under Articles 11.8 to 11.13 and sub-clause (1) of this Article shall~~ apply to the relevant committee or working group unless the relevant provisions are superseded by rules formulated by the Board pursuant to the preceding paragraph.
11.15	11.23	No change in content.	

Existing Articles No.	New Articles No.	Existing Articles	Proposed amendments to the Articles of Association (Deletions shown by way of strikethrough and new additions by way of underline)
Nil	11.24		No director may act on behalf of the Company or the Board in his own name without the lawful authorization of these Articles of Association or the Board. Where a director acts in his own name, if a third party reasonably considers that the director is acting on behalf of the Company or the Board, the director should declare his stance and capacity in advance.
Nil	11.25		If a director violates the laws, administrative regulations, departmental rules or the requirements these Articles of Association in discharging his duties resulting in losses to the Company, the director shall be liable for compensation.
12.1	12.1	The Board of the Company shall composed of more than 1/3 of independent directors, of whom at least one should be engaged in the accounting profession. The independent directors should faithfully discharge their duties, safeguard the Company's interests and, in particular, ensure that the lawful interests of holders of public shares are not jeopardized. Independent directors should discharge their duties independently without influence by the Company's substantial shareholders, de facto controllers or any entities or individuals in which the Company, its substantial shareholders or de facto controllers are interested.	The Board of the Company shall composed of more than 1/3 of independent directors, of whom at least one should be engaged in the accounting profession. The independent directors should faithfully discharge their duties, safeguard the Company's interests and, in particular, ensure that the lawful interests of holders of public shares are not jeopardized. Independent directors should discharge their duties independently without influence by the Company's substantial shareholders, de facto controllers or any entities or individuals in which the Company, its substantial shareholders or de facto controllers are interested. Independent directors shall discharge their duties pursuant to the requirements of the laws, administrative regulations and departmental rules.

Existing Articles No.	New Articles No.	Existing Articles	Proposed amendments to the Articles of Association (Deletions shown by way of strikethrough and new additions by way of underline)
Nil	14.2		Persons who are holding positions other than directors in companies of the controlling shareholder or de facto controller may not hold any position as senior management of the Company.
Nil	14.3		The manager shall be appointed for a term of 3 years which may be renewed.
14.2	14.4	No change in content.	
Nil	14.5		The manager should work out a manager's working rules and implement the same upon approval by the Board.
Nil	14.6		The manager's working rules shall include the following: 14.6.1 Conditions and procedures for holding a meeting of managers and the attendants of the meeting; 14.6.2 Responsibilities and division of labour of the manager and other senior management; 14.6.3 The limits of authority concerning the use of capital and assets of the Company, signing of material contracts as well as the system to report to the Board and the supervisory committee; 14.6.4 Other matters considered necessary by the Board.
Nil	14.7		The manager may tender his resignation before the expiry of his term of office. The specific procedures and ways to handle the resignation by the manager shall be stipulated in the employment contract between the manager and the Company.

Existing Articles No.	New Articles No.	Existing Articles	Proposed amendments to the Articles of Association (Deletions shown by way of strikethrough and new additions by way of underline)
Nil	14.8		In the event that the senior management violates the laws, administrative regulations, departmental rules or these Articles of Association in discharging their duties resulting in losses to the Company, they shall be liable for compensation.
14.3 to 14.5	14.9 to 14.11	No change in content.	
15.2	15.2	The supervisory committee comprises five supervisors, of whom one acts as the chairman of the supervisory committee. The supervisors are elected at a general meeting for a term of three years. The supervisors are eligible for re-election upon the expiry of their terms. Accumulative voting system shall be adopted for the election of supervisors. At the election of supervisors, the number of votes to which each shareholder is entitled equals to the product of the number of shares which the shareholder is holding multiplied by the number of supervisors whom he is entitled to elect. Each shareholder may cast all of his votes on one single candidate for the position of supervisor, or may cast his votes in a random way on all of the candidates for the position of supervisors whom he is entitled to elect, or may cast all of his votes on two or more candidates. Those who obtain a larger number of votes may become a supervisor. The chairman of the supervisory committee should be appointed or removed by 2/3 (including 2/3) of the members of the Supervisory Committee.	The supervisory committee comprises five supervisors, of whom one acts as the chairman of the supervisory committee. The supervisors are elected at a general meeting for a term of three years. The supervisors are eligible for re-election upon the expiry of their terms. Accumulative voting system shall be adopted for the election of supervisors. At the election of supervisors, the number of votes to which each shareholder is entitled equals to the product of the number of shares which the shareholder is holding multiplied by the number of supervisors whom he is entitled to elect. Each shareholder may cast all of his votes on one single candidate for the position of supervisor, or may cast his votes in a random way on all of the candidates for the position of supervisors whom he is entitled to elect, or may cast all of his votes on two or more candidates. Those who obtain a larger number of votes may become a supervisor. The chairman of the supervisory committee should be appointed or removed by 2/3 (including 2/3) of the members of the Supervisory Committee. Supervisors may be in attendance at Board meetings and may raise questions against or give suggestions on matters to be resolved at Board meetings.

Existing Articles No.	New Articles No.	Existing Articles	Proposed amendments to the Articles of Association (Deletions shown by way of strikethrough and new additions by way of underline)
15.5	15.5	The supervisory committee shall meet at least twice in each year, and the chairman of the supervisory committee is responsible for convening a meeting.	The supervisory committee shall meet at least twice in each year, and the chairman of the supervisory committee is responsible for convening a meeting. Supervisors may propose to convene provisional meetings of the supervisory committee.
15.6	15.6	The supervisory committee is accountable to a general meeting and shall discharge the following duties pursuant to the laws: (1) examine the Company's financial affairs; (2) supervise the Company's directors, managers and other senior management who have violated the laws, administrative regulations or these Articles in the course of discharging their duties; (3) when the Company's directors, managers and other senior management act in a way detrimental the Company's interests, request them to rectify such acts;	The supervisory committee is accountable to a general meeting and shall discharge the following duties pursuant to the laws: 15.6.1~~(1)~~examine the Company's financial affairs; 15.6.2~~(2)~~supervise the Company's directors, managers and other senior management who have violated the laws, administrative regulations or these Articles in the course of discharging their duties; 15.6.3~~(3)~~when the Company's directors, managers and other senior management act in a way detrimental the Company's interests, request them to rectify such acts;
		(4) check such financial information as financial report, business report and profit distribution plan to be submitted to a general meeting by the Board, and may appoint registered accountants and practicing auditors in the Company's name to assist in reviewing the same in there event of any doubt;	15.6.4~~(4)~~ check such financial information as financial report, business report and profit distribution plan to be submitted to a general meeting by the Board, and may appoint registered accountants and practicing auditors in the Company's name to assist in reviewing the same in there event of any doubt;

Existing Articles No.	New Articles No.	Existing Articles	Proposed amendments to the Articles of Association (Deletions shown by way of strikethrough and new additions by way of underline)
		(5) propose the convening of an extraordinary general meeting;	15.6.5~~(5)~~ propose the convening of an extraordinary general meeting;
		(6) negotiate with, or bring an action against, a director on behalf of the Company;	15.6..6~~(6)~~ negotiate with, or bring an action against, a director on behalf of the Company;
		(7) other duties as may be provided for under these Articles.	15.6.7~~(7)~~ other duties as may be provided for under these Articles.
		(Mandatory Provision 108)	(Mandatory Provision 108)
			15.6.8 may propose to remove or dismiss any director, manager and other senior management of the Company who is in breach of the laws, administrative regulations or the Articles of Association of the Company in the course of performance of his duties;
			15.6.9 shall review and provide written opinion upon their review of the regular reports of the Company prepared by the Board;
			15.6.10 may institute legal proceedings against any senior management pursuant to the relevant provisions of the Company Law;
			15.6.11 may convene and chair a general meeting in the event the Board has failed to perform its duties to convene and chair general meetings as required under the Company Law;
			15.6.12 may propose motions at a general meeting.

Existing Articles No.	New Articles No.	Existing Articles	Proposed amendments to the Articles of Association (Deletions shown by way of strikethrough and new additions by way of underline)
Nil	15.8		The supervisory committee shall prepare minutes of meeting which record decisions on matters discussed. Supervisors who have attended the meetings shall sign their names on such minutes of meeting. A supervisor shall have the right to request adding to the minutes explanatory notes in respect of any speech delivered by him in the meeting. Minutes of meeting of the supervisory committee shall be maintained as Company files for at least 10 years.
Nil	15.9		A notice of the meeting of the supervisory committee shall include the following: 15.9.1 Date, place and duration of the meeting; 15.9.2 Causes and items for discussion; and 15.9.3 Date of issuance of the notice.
15.8	15.10	No Change in content.	
15.9	15.11	The supervisors shall faithfully perform their supervisory duties pursuant to the laws, administrative regulations and these Articles.	The supervisors shall faithfully perform their supervisory duties pursuant to the laws, administrative regulations and these Articles. A supervisor shall not make use of any of his connected relationship to jeopardize the interests of the Company. Those who have caused losses to the Company shall be held liable for damages.
16.1	16.1	None of the following persons may serve as a director, supervisor, manager or other senior management personnel of the Company: (1) persons without civil capacity or with limited capacity for civil acts;	None of the following persons may serve as a director, supervisor, manager or other senior management personnel of the Company: ~~(1)~~16.1.1 persons without civil capacity or with limited capacity for civil acts;

Existing Articles No.	New Articles No.	Existing Articles	Proposed amendments to the Articles of Association (Deletions shown by way of strikethrough and new additions by way of underline)
		(2) persons who have been sentenced for crimes for corruption, bribery, encroachment or embezzlement of property or disruption of social economic or order where five years have not lapsed following the serving of the sentence, or persons who were deprived of their political rights for committing a crime where five years have not lapsed following the serving of the sentence;	~~(2)~~16.1.2 persons who have been sentenced for crimes for corruption, bribery, encroachment or embezzlement of property or disruption of social economic or order where five years have not lapsed following the serving of the sentence, or persons who were deprived of their political rights for committing a crime where five years have not lapsed following the serving of the sentence;
		(3) directors, or factory directors or managers who bear personal liability for the bankruptcy or liquidation of their companies or enterprises due to mismanagement where three years have not lapsed following the date of completion of such bankruptcy or liquidation;	~~(3)~~16.1.3 directors, or factory directors or managers who bear personal liability for the bankruptcy or liquidation of their companies or enterprises due to mismanagement where three years have not lapsed following the date of completion of such bankruptcy or liquidation;
		(4) the legal representatives of companies or enterprises that had their business licences revoked for breaking the laws, where such representatives bear individual liability therefor and three years have not lapsed following the date of the revocation of the business licenses of such companies or enterprises;	~~(4)~~16.1.4 the legal representatives of companies or enterprises that had their business licences revoked for breaking the laws, where such representatives bear individual liability therefor and three years have not lapsed following the date of the revocation of the business licenses of such companies or enterprises;
		(5) persons with relatively heavy individual debts that have not been settled upon maturity;	~~(5)~~16.1.5 persons with relatively heavy individual debts that have not been settled upon maturity;
		(6) persons whose cases have been established for investigation by the judicial authorities for violation of criminal law, and have not been closed;	~~(6)~~16.1.6 persons whose cases have been established for investigation by the judicial authorities for violation of criminal law, and have not been closed;

Existing Articles No.	New Articles No.	Existing Articles	Proposed amendments to the Articles of Association (Deletions shown by way of strikethrough and new additions by way of underline)
		(7) persons who may not act as leaders of enterprises by virtue of the laws and administrative regulations;	~~(7)~~16.1.7 persons who may not act as leaders of enterprises by virtue of the laws and administrative regulations;
		(8) non-natural persons;	~~(8)~~16.1.8 non-natural persons;
		(9) persons who have been ruled by the relevant competent authority as having violated the provisions of the relevant securities laws and regulations, where such violation involved fraudulent and dishonest acts and five years have not lapsed following the date of the ruling; and (Mandatory Provision 112)	~~(9)~~16.1.9 persons who have been ruled by the relevant competent authority as having violated the provisions of the relevant securities laws and regulations, where such violation involved fraudulent and dishonest acts and five years have not lapsed following the date of the ruling; and (Mandatory Provision 112)
		(10) the civil servants of any country unless permitted by the laws and administrative regulations.	~~(10)~~16.1.10 the civil servants of any country unless permitted by the laws and administrative regulations.
			16.1.11 Persons who are subject to CSRC's punishment which prohibit them from entering into the securities market for a period which has not yet expired;
			16.1.12 Any others as specified by the laws, administrative regulations or departmental rules.
			Where any election or appointment of directors, supervisors, managers or other senior management is made in violation of this Article, such election, appointment or engagement shall be null and void. In the event any of the aforesaid persons commits what is referred to herein during his tenure in office, the Company shall have his duties released.

Existing Articles No.	New Articles No.	Existing Articles	Proposed amendments to the Articles of Association (Deletions shown by way of strikethrough and new additions by way of underline)
16.4	16.4	The Company's directors, supervisors, managers and other senior management are under a duty to exercise their rights or discharge their obligations by exercising prudence, diligence and skills that a reasonable and prudent person would act in a similar situation. (Mandatory Provision 115)	The Company's directors, supervisors, managers and other senior management are under a duty to exercise their rights or discharge their obligations by exercising prudence, diligence and skills that a reasonable and prudent person would act in a similar situation. (Mandatory Provision 115) Directors shall abide by the laws, administrative regulations and these Articles of Association and shall have obligations associated with diligence towards the Company as follows: 16.4.1 shall prudently, seriously and diligently exercise the rights conferred by the Company to ensure that commercial acts of the Company comply with State laws, administrative regulations and requirements of various economic policies of the State and that such commercial acts shall be within the scopes of business as contained in the business license; 16.4.2 shall treat all the shareholders equally; 16.4.3 shall timely understand the operating and management status of the Company; 16.4.4 shall sign written confirmations for the regular reports of the Company and shall ensure the truthfulness, accuracy and completeness of the information disclosed by the Company;

Existing Articles No.	New Articles No.	Existing Articles	Proposed amendments to the Articles of Association (Deletions shown by way of strikethrough and new additions by way of underline)
			16.4.5 shall provide to the supervisory committee the actual status and relevant information and shall not prevent the supervisory committee or any supervisor from exercising their functions and powers; and 16.4.6 Any other obligations associated with diligence as specified by the laws, administrative regulations, departmental rules and these Articles of Association.
16.8	16.8	save as provided in Article 15.16.	save as provided in Article ~~15~~16.16.
Chapter 17	Chapter 17	FINANCIAL AND ACCOUNTING SYSTEM	FINANCIAL AND ACCOUNTING SYSTEM AND AUDITING
Nil	17.12		The Company puts into effect an internal auditing system equipped with professional auditing officers who shall exercise internal auditing supervision over income and expenses and economic activities of the Company.
Nil	17.13		The Company's internal auditing system and duties of its auditing officers shall be effected upon approval of the Board. The person-in-charge of auditing shall be held accountable and shall report to the Board.
18.3	18.3	The Company shall appropriate 10% of its profit after taxation to the statutory surplus reserve. When the accumulated amount of the statutory surplus reserve reaches 50% of the Company's registered capital, any further appropriation is optional.	The Company shall appropriate 10% of its profit after taxation to the statutory surplus reserve. When the accumulated amount of the statutory surplus reserve reaches 50% of the Company's registered capital, any further appropriation is optional. In the event that the foregoing is violated at a general meeting where the Company has distributed profits to shareholders before losses have been made up and appropriations to statutory reserve have been made by the Company, the shareholders must return to the Company such profits which have been distributed to shareholders in violation of the foregoing. Shares of the Company held by the Company shall not be entitled to profit distribution.

Existing Articles No.	New Articles No.	Existing Articles	Proposed amendments to the Articles of Association (Deletions shown by way of strikethrough and new additions by way of underline)
18.7	Nil	The Company should frequently apply the statutory common welfare fund on the collective benefit of its staff.	~~The Company should frequently apply the statutory common welfare fund on the collective benefit of its staff.~~
18.8	18.7	Subject to Articles 17.3, 17.4 and 17.6, the profits attributable to shareholders in each year shall be distributed to the shareholders according to their ratios of shareholding within six months after the end of each financial year. The annual profit attributable to shareholders shall be approved by a general meeting.	Subject to Articles 17.3, 17.4 and 17.6, the profits attributable to shareholders in each year shall be distributed to the shareholders according to their ratios of shareholding within six months after the end of each financial year. The annual profit attributable to shareholders shall be approved by a general meeting. After the profit distribution proposal has been resolved at a general meeting of the Company, the Board of Directors of the Company shall complete the distribution of dividends (or shares) within 2 months after the general meeting has been convened.
18.9 to 18.13	18.8 to 18.12	No change in content.	
Chapter 21	Chapter 21	MERGER AND SEPARATION OF THE COMPANY	MERGER AND SEPARATION OF THE COMPANY, INCREASE IN CAPITAL AND REDUCTION OF CAPITAL
Nil	21.5		Debts incurred by the Company prior to the separation of the Company shall be jointly and severally borne by the companies formed subsequent to the separation save as provided in any written agreements in relation to debt repayment made between the Company and its creditors prior to the separation.

Existing Articles No.	New Articles No.	Existing Articles	**Proposed amendments to the Articles of Association** (Deletions shown by way of strikethrough and new additions by way of underline)
Nil	21.6		A balance sheet and a list of assets must be prepared in the event the Company requires any reduction of its registered capital. The Company shall inform its creditors of the same within 10 days upon resolution on the reduction of its registered capital, and shall have an announcement published in newspapers for at least three times within 30 days. Within 30 days upon receipt of such notice or within 45 days from the date of announcement if no such notice has been received, creditors are entitled to demand the Company to repay its debts or to provide them with guarantees accordingly. The registered capital of the Company after such reduction shall be no less than the statutory minimum requirement. In the event of any increase or reduction of its registered capital, the Company shall complete formalities for changes to particulars of registration with the competent company registration authorities in accordance with the laws.

Existing Articles No.	New Articles No.	Existing Articles	**Proposed amendments to the Articles of Association** (Deletions shown by way of strikethrough and new additions by way of underline)
22.1	22.1	The Company shall be dissolved and liquidated pursuant to the laws in any of the following events: (1) a resolution is passed at a general meeting to dissolve the Company; (2) it is necessary to dissolve the Company as a result of its merger or demerger; (3) the Company is declared bankrupt pursuant to the laws as a result of its failure to settle liabilities when due for repayment; (4) an order to close the Company is granted as a result of the Company's violation of the laws and administrative regulations. (Mandatory Provision 153)	The Company shall be dissolved and liquidated pursuant to the laws in any of the following events: 22.1.1~~(1)~~ a resolution is passed at a general meeting to dissolve the Company; 22.1.2~~(2)~~ it is necessary to dissolve the Company as a result of its merger or demerger; 22.1.3~~(3)~~ the Company is declared bankrupt pursuant to the laws as a result of its failure to settle liabilities when due for repayment; 22.1.4~~(4)~~ an order to close the Company is granted as a result of the Company's violation of the laws and administrative regulations. (Mandatory Provision 153) 22.1.5 Upon expiry of the term of business operation as provided in these Articles of Association or in the event of occurrence of any other causes for dissolution as provided in these Articles of Association; 22.1.6 In the event the Company has run into great difficulties in its operation and management to the effect that its existence may incur heavy losses as to the interests of the shareholders and if such cannot be resolved by other means, shareholders holding over 10% of the voting rights of the Company may make a request to the People's Court for dissolution of the Company.

Existing Articles No.	New Articles No.	Existing Articles	Proposed amendments to the Articles of Association (Deletions shown by way of strikethrough and new additions by way of underline)
22.2	22.2	If the Company is liquidated for reasons set out in the preceding Article 22.1(1) or (2), it shall form a liquidation committee within 15 days, and the members of the liquidation committee shall be determined by an ordinary resolution at a general meeting. If the Company is liquidated for reason set out in the preceding Article 22.1(3), the People's Court shall be responsible for organizing the shareholders, relevant authorities and relevant professionals to form a liquidation committee to liquidate the Company.	If the Company is liquidated for reasons set out in the preceding Article 22.1..1 or (2), it shall form a liquidation committee within 15 days, and the members of the liquidation committee shall be determined by an ordinary resolution at a general meeting. If the Company is liquidated for reason set out in the preceding Article 22.1.3, the People's Court shall be responsible for organizing the shareholders, relevant authorities and relevant professionals to form a liquidation committee to liquidate the Company.
		If the Company is liquidated for reason set out in the preceding Article 22.1(4), the competent authority shall be responsible for organizing the shareholders, relevant authorities and relevant professionals to form a liquidation committee to liquidate the Company. (Mandatory Provision 154)	If the Company is liquidated for reason set out in the preceding Article 22.1.4, the competent authority shall be responsible for organizing the shareholders, relevant authorities and relevant professionals to form a liquidation committee to liquidate the Company. (Mandatory Provision 154) The liquidation committee of the Company formed for the purpose of dissolution under the aforesaid Articles 22.1.5 and 22.1.6 shall comprise members determined by the directors or a general meeting.
22.8(1)	22.8.1	shall pay such outstanding wages owed to the employees of the Company and such outstanding labour insurance premium;	shall pay such outstanding wages owed to the employees of the Company, such outstanding labour insurance premium and statutory compensation;
Nil	22.12		In the event the Company is declared bankrupt in accordance with the laws, liquidation associated with bankruptcy shall be initiated in accordance with the law on corporate bankruptcy.

Existing Articles No.	New Articles No.	Existing Articles	Proposed amendments to the Articles of Association (Deletions shown by way of strikethrough and new additions by way of underline)
23.1	23.1	The Company may amend these Articles pursuant to the provisions of the laws, administrative regulations and these Articles.	The Company may amend these Articles pursuant to the provisions of the laws, administrative regulations and these Articles. The Company shall make amendments to these Articles of Association in any of the following circumstances: 23.1.1 Where matters as provided in these Articles of Association are in conflict with the provisions of any amended laws or administrative regulations subsequent to amendments to the Company Law or such relevant laws or administrative regulations; 23.1.2 In the event that matters which have been stated in these Articles of Association become inconsistent as a result of changes to the affairs of the Company; 23.1.3 Where it has been decided at a general meeting to amend these Articles of Association.
Chapter 24	Chapter 24	NOTICES	NOTICES AND ANNOUNCEMENTS
Nil	24.4		The notice to convene a general meeting of the Company shall be delivered by hand or by post to shareholders of foreign-invested shares. Shareholders of domestic shares shall be notified in form of announcement.
Nil	24.5		The notice to convene a Board meeting of the Company shall be delivered by fax.
Nil	24.6		The notice to convene a meeting of the supervisory committee shall be delivered by fax.

Existing Articles No.	New Articles No.	Existing Articles	Proposed amendments to the Articles of Association (Deletions shown by way of strikethrough and new additions by way of underline)
Nil	24.7		Where a notice of the Company is delivered by hand, the addressee to which such notice is delivered shall sign (or affix his seal to) his name on the acknowledgement of service and the date of acknowledgement shall be deemed as the date of service; where a notice of the Company is delivered by post, the working day after the date of delivery to the post office shall be deemed as the date of service; and where a notice of the Company is delivered in form of an announcement, the first day on which such announcement is published shall be deemed as the date of service.
Nil	24.8		Any meeting and resolutions of such meeting shall not be invalidated in the event of any accidental omission to send the notice of meeting to persons entitled to receive the same or that such persons have not received the notice of meeting.
Nil	24.9		The Company has designated the website of Hong Kong Stock Exchange, website of SSE, website of the Company and such media as approved by CSRC and Hong Kong Stock Exchange as media for publication of announcements and any other information of the Company required to be disclosed.

Existing Articles No.	New Articles No.	Existing Articles	Proposed amendments to the Articles of Association (Deletions shown by way of strikethrough and new additions by way of underline)
26.1	26.1	These Articles of Association are prepared in both Chinese and English. In the event of any inconsistency between the two language versions, the Chinese language version shall prevail.	These Articles of Association are prepared in both Chinese and English. In the event of any inconsistency between the two language versions, ~~the Chinese language version~~ the latest Chinese language version as approved by and registered with the Administration for Industry and Commerce of Jiangsu Province shall prevail. The Board of Directors may formulate bylaw to these Articles of Association pursuant to the provisions of these Articles of Association. No bylaw shall be inconsistent with the provisions of these Articles of Association. The Board of Directors of the Company shall be responsible for the interpretation of these Articles of Association. Appendixes to these Articles of Association include the rules and procedures of general meetings, the rules and procedures of Board meetings and the rules and procedures of the meetings of the supervisory committee.

Existing Articles No.	New Articles No.	Existing Articles	Proposed amendments to the Articles of Association (Deletions shown by way of strikethrough and new additions by way of underline)
26.2	26.2	Unless the context otherwise requires, the following terms and expressions shall have the following meanings in these Articles: these Articles - the Company's Articles of Association the Board - the Board of Directors of the Company the Chairman - the Chairman of the Board directors - the Company's directors the legal address - the Company's address as referred to in Article 3 hereof managers - the Company's manager RMB - the lawful currency of the PRC the Company secretary - the company secretary appointed by the Board Hong Kong Stock Exchange - The Stock Exchange of Hong Kong Limited the State or PRC - the People's Republic of China supervisors - the Company's supervisors the supervisory committee - the Company's supervisory committee	Unless the context otherwise requires, the following terms and expressions shall have the following meanings in these Articles: these Articles - the Company's Articles of Association the Board - the Board of Directors of the Company the Chairman - the Chairman of the Board directors - the Company's directors the legal address - the Company's address as referred to in Article 1.5 hereof managers - the Company's manager RMB - the lawful currency of the PRC the Company secretary - the company secretary appointed by the Board Hong Kong Stock Exchange - The Stock Exchange of Hong Kong Limited the State or PRC - the People's Republic of China supervisors - the Company's supervisors the supervisory committee - the Company's supervisory committee Newspapers — Newspapers as approved by CSRC and Hong Kong Stock Exchange for the purpose of information disclosure; CSRC — China Securities Regulatory Commission

Existing Articles No.	New Articles No.	Existing Articles	Proposed amendments to the Articles of Association (Deletions shown by way of strikethrough and new additions by way of underline)
26.3	26.3	The accounting firm referred to in these Articles shall mean an "auditor". (Mandatory Provision 165)	The accounting firm referred to in these Articles shall mean an "auditor". (Mandatory Provision 165) A controlling shareholder means a shareholder whose shareholding represents over 50% of the total share capital of the Company; despite the proportion of his holding of shares being no more than 50%, the voting right to which he is entitled in proportion to the shares held by him is sufficient to have material influence on the resolutions of a general meeting. A de facto controller means such person may actually control the acts of the Company through investment relationship, agreements or any other arrangements despite that it is not a shareholder of the Company. Connected relationship means the relationship between any controlling shareholder, de facto controller, director, supervisor or senior management of the Company and any enterprise directly or indirectly controlled by either of them, and any other relationship which may procure transfer of interests of the Company. Save that no connected relationship exists among enterprises the shares of which are under the common control of the State. In these Articles of Association, references to "over", "within" or "below" shall include the figures mentioned; and references to "no more than", "beyond", "less than" and "more than" shall not include the figures mentioned.

Note: Chinese version of the amended articles shall prevails.



江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

(Stock Code: 177)

NOTICE IS HEREBY GIVEN that the 2006 annual general meeting (the "AGM") of Jiangsu Expressway Company Limited will be held on Wednesday, 13 June, 2007 at 9:00 a.m., at the Company's conference room, 238 Maqun Street, Nanjing, the PRC for the consideration of the following:

1. to consider and approve the report of the Board of Directors of the Company for the year ended 31 December 2006;

2. to consider and approve the report of the supervisory committee of the Company for the year ended 31 December 2006;

3. to consider and approve the audited accounts and the auditors report for the year ended 31 December 2006;

4. to consider and approve the profit distribution scheme of the Company in respect of the final dividends for the year ended 2006: the Company proposed to declare a cash dividend of RMB 0.19 per share for the year ended 2006 (tax inclusive);

5. to consider and approve the appointment of Deloitte Touche Tohmatsu Certified Public Accountants Limited and Deloitte Touche Tohmatsu as the Company's domestic and international auditors, with an annual remuneration of RMB1,700,000;

6. Special resolution: to consider and approve the proposed comprehensive amendments to the Articles of Association in accordance with the "Notice on the Publication of 'Guidelines for the Articles of Association of Listed Companies (2006 Revision)'".

   For details of the amendments, please refer to the website of the Shanghai Stock Exchange (www.sse.com.cn), the website of the Company (www.jsexpressway.com) and the Circular dated 27 April 2007 of the Company issued to H Share shareholders.

By order of the board
Jiangsu Expressway Company Limited
Yao Yongjia

27 April 2007

Notes:

(1) Persons who hold shares of the Company and whose names appear on the register of members as at 14 May 2007 shall be entitled to attend the AGM after completing and returning to the Company the confirmation slip attached to the annual report to which this Notice forms part prior to 25 May 2007. Further details are set out in the confirmation slip and explanation thereto.

(2) Registration of transfers of H shares will be suspended by the Company from 14 May 2007 to 13 June 2007 (both days inclusive). Holders of H shares who wish to be eligible for final dividends, must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited, the Registrar of H shares of the Company, at 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong no later than 4:00 p.m. on Friday, 11 May 2007. Registration date of equity interests, method and time of the declaration of dividends for holders of A shares will be otherwise notified.

(3) A shareholder who has the right to attend and vote at the AGM is entitled to appointed a proxy (whether or not a member) to attend and vote on his behalf. A shareholder (or his proxy) is entitled to cast one vote for each share he holds or represents. Following completion and delivery of the form of proxy, a shareholder (or his proxy) may attend and vote at the AGM.

(4) The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing. In the event that such instrument is signed by an attorney of the appointor, an authorization that authorised such signatory shall be notarized to be valid, such notarized authorization together with the form of proxy must be delivered to the Secretary's Office not less than 24 hours before the time appointed for holding of the AGM. The form of proxy for use at the AGM will be dispatched to shareholders.

(5) The AGM will last for half a day. Shareholders attending the AGM will be responsible for their own accommodation and traveling expenses.

(6) Address: Secretary's Office, 238 Maqun Road, Nanjing, Postal code: 210049
Telephone Number: 025 - 84362700 ext. 301835, 301836, 301837
Fax Number: 025 - 84466643, 84207788

(7) All resolutions will be passed by way of poll.



Jiangsu Expressway Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 177)

Proxy form for holders of H Shares for use at the Annual General Meeting and any adjournment thereof

I/We [note 1] ______________________________

of ______________________________ [note 1]

being the registered holders of ______________________________ [note 2] H shares in JIANGSU EXPRESSWAY COMPANY LIMITED (the "Company"), HEREBY APPOINT [note 3] the Chairman of the meeting

or failing him ______________________________

of ______________________________

as my/our proxy to attend and act for me/us at the 2006 Annual General Meeting of the Company to be held at the Conference Room, 238 Maque Street, Nanjing, the PRC at 9:00 a.m. on Wednesday, 13 June 2007 (and at any adjourment thereof) (the "AGM") and to exercise all rights conferred on proxies under law, regulation and the Articles of Association of the Company in respect of any other business to be considered in the AGM. I/We wish my/our proxy to vote as indicated below in respect of the resolutions to be proposed at the AGM as hereunder indicated, or if no such indication is given, as my/our proxy thinks fit.

	For[note 4]	Against[note 4]
1. to consider and approve the directors report of the Company for the year ended 31 December 2006;		
2. to consider and approve the supervisors report of the Company for the year ended 31 December 2006;		
3. to consider and approve the audited accounts and the auditors report for the year ended 31 December 2006;		
4. to consider and approve the profit distribution scheme in respect of the final dividends for the year ended 31 December 2006: the Company proposed to declare a cash dividend of RMB0.19 (tax inclusive);		
5. to consider and approve the appointment of Deloitte Touche Tohmatsu Certified Public Accountants Limited and Deloitte Touche Tohmatsu as the Company's domestic and international auditors with an annual remuneration of RMB1,700;		
6. Special Resolution: to consider and approve the proposed comprehensive amendments to the articles of association in accordance with "Notice on the Publication of Guidelines for the Articles of Association of Listed Companies (2006 Revision)".		

Date: ______________________________, 2007 Signature(s) [note 5]: ______________________________

Notes:

1. Please insert full name(s) and address(es) in block capitals.
2. Please indicate clearly the number of H shares in the Company registered in your name(s) in respect of which the proxy is so appointed. If no such number is inserted, the proxy will be deemed to be appointed in respect of all the H shares in the Company registered in your name(s).
3. A shareholder is entitled to appoint a proxy of his own choice. Where the proxy appointed is not the Chairman of the AGM, please cross out "the Chairman of the meeting", and fill in the name(s) and address(es) of the proxy in the space provided. Each shareholder is entitled to appoint one or more than one proxy to attend and vote at the AGM on his behalf. The proxy needs not be a member of the Company. The person who signs this proxy form shall initial against any alteration in it.
4. Important: if you wish to vote for any resolution, tick in the box marked "For". If you wish to vote against any resolution, tick in the box marked "Against". Failure to tick any box will entitle your proxy to cast your vote at his discretion.
5. This form of proxy must be signed by you or your attorney duly authorised in writing (in this case, the power of attorney must be notarially certified) or, in the case of a corporation or institution, either under the common seal or under the hand of any director or attorney duly authorised in writing.
6. To be valid, this proxy form and, if such proxy form is signed by a person under a power of attorney or other authority on behalf of the appointor, a notarially certified copy of that power of attorney or other authority (if applicable), must be deposited at the Company not less than 24 hours before the time appointed for the holding of the AGM.



Jiangsu Expressway Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 177)

Proxy form for holders of H Shares for use at the Annual General Meeting and any adjournment thereof (Restated)

I/We [(note 1)] ____

of ____ [(note 1)]

being the registered holders of ______________________________ [(note 2)] H shares in JIANGSU EXPRESSWAY COMPANY LIMITED (the "Company"), HEREBY APPOINT [(note 3)] the Chairman of the meeting

or failing him ____

of ____

as my/our proxy to attend and act for me/us at the 2006 Annual General Meeting of the Company to be held at the Conference Room, 238 Maque Street, Nanjing, the PRC at 9:00 a.m. on Wednesday, 13 June 2007 (and at any adjourment thereof) (the "AGM") and to exercise all rights conferred on proxies under law, regulation and the Articles of Association of the Company in respect of any other business to be considered in the AGM. I/We wish my/our proxy to vote as indicated below in respect of the resolutions to be proposed at the AGM as hereunder indicated, or if no such indication is given, as my/our proxy thinks fit.

	For[(note 4)]	Against[(note 4)]
1. to consider and approve the directors report of the Company for the year ended 31 December 2006;		
2. to consider and approve the supervisors report of the Company for the year ended 31 December 2006;		
3. to consider and approve the audited accounts and the auditors report for the year ended 31 December 2006;		
4. to consider and approve the profit distribution scheme in respect of the final dividends for the year ended 31 December 2006: the Company proposed to declare a cash dividend of RMB0.19 (tax inclusive);		
5. to consider and approve the appointment of Deloitte Touche Tohmatsu Certified Public Accountants Limited and Deloitte Touche Tohmatsu as the Company's domestic and international auditors with an annual remuneration of RMB1,700,000;		
6. Special Resolution: to consider and approve the proposed comprehensive amendments to the articles of association in accordance with "Notice on the Publication of Guidelines for the Articles of Association of Listed Companies (2006 Revision)".		

Date: ______________________, 2007 Signature(s) [(note 5)]: ______________________

Notes:

1. Please insert full name(s) and address(es) in block capitals.
2. Please indicate clearly the number of H shares in the Company registered in your name(s) in respect of which the proxy is so appointed. If no such number is inserted, the proxy will be deemed to be appointed in respect of all the H shares in the Company registered in your name(s).
3. A shareholder is entitled to appoint a proxy of his own choice. Where the proxy appointed is not the Chairman of the AGM, please cross out "the Chairman of the meeting", and fill in the name(s) and address(es) of the proxy in the space provided. Each shareholder is entitled to appoint one or more than one proxy to attend and vote at the AGM on his behalf. The proxy needs not be a member of the Company. The person who signs this proxy form shall initial against any alteration in it.
4. Important: if you wish to vote for any resolution, tick in the box marked "For". If you wish to vote against any resolution, tick in the box marked "Against". Failure to tick any box will entitle your proxy to cast your vote at his discretion.
5. This form of proxy must be signed by you or your attorney duly authorised in writing (in this case, the power of attorney must be notarially certified) or, in the case of a corporation or institution, either under the common seal or under the hand of any director or attorney duly authorised in writing.
6. To be valid, this proxy form and, if such proxy form is signed by a person under a power of attorney or other authority on behalf of the appointor, a notarially certified copy of that power of attorney or other authority (if applicable), must be deposited at the Company not less than 24 hours before the time appointed for the holding of the AGM.



Jiangsu Expressway Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 177)

Confirmation Slip for H Shares Shareholders in respect of the Annual General Meeting to be held on 13 June 2007

Pursuant to its Articles of Association, the Company Law of the People's Republic of China (the "PRC") and the relevant regulations, all shareholders of Jiangsu Expressway Company Limited (the "Company") who wish to attend the annual general meeting to be held on 13 June 2007 must complete the following confirmation slip:

Name	**Shareholding**	**Number of H Shares**
____________________	____________________	______________________________

I.D. No. ____________ Telephone No. ____

Address ____

____

____

Date: ____________________ Signature of Shareholder: ____________________

Notes:

1. The date of registration of its shareholders is to fall on 14 May 2006, and those shareholders registered on this day are entitled to fill in this slip and attend the annual general meeting.
2. Please fill in this slip in BLOCK CAPITALS. This slip may be photocopied for use.
3. Please produce copies of identity cards (or passports).
4. Please produce documentary copies that can prove your shareholding.
5. This slip may be returned to the Company by bearer, mail or facsimile before 25 May 2006.
6. (1) If it is returned by hand or by post, please use the following address:

   Secretariat Office of Board of Directors
   Jiangsu Expressway Company Limited
   238 Maque Street Road, Nanjing,
   People's Republic of China
   Postal Code: 210049

   (2) If it is returned by fax, please use the following facsimile numbers:

   Fax: (86 25) 8446 6643, 84207788

   Attn: Secretariat Office of Board of Directors
   Jiangsu Expressway Company Limited





江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)
(Stock Code: 177)

Overseas Regulatory Announcement of Listing of Circulating Shares with Selling Restrictions

This announcement is made pursuant to rule 13.09(2) of the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited.

For the purpose of this announcement, "Shares" means Circulating Domestic Shares listed on the Shanghai Stock Exchange.

The Company and all members of the board of directors warrant the truthfulness, accuracy and completeness of the content of this announcement, and jointly accept responsibility should there be false representations or misleading statements contained in, or material omissions from this announcement.

Important Notes:

- **The total number of circulating A shares with selling restrictions to be listed is 103,260,554 shares**
- **The listing and circulation date of the circulating A shares with selling restrictions is 16 May 2007**

I. Relevant Information of the Share Segregation Reform Proposal

1. The Company's Share Segregation Reform was approved at the relevant shareholders' meeting held on 24 April 2006 and was implemented on the record date of 12 May 2006. The shares of the Company resumed trading on the Shanghai Stock Exchange on 16 May 2006 upon the implementation of the Share Segregation Reform.

2. Any arrangement of additional consideration for the Company's Share Segregation Reform Proposal: No

The Company's Share Segregation Reform Proposal has no arrangement of additional consideration.

II. Undertakings Regarding the Listing and Circulation of Circulating Shares with Selling Restrictions under the Share Segregation Reform Proposal

(1) Jiangsu Communications Holdings Company Limited ("Communications Holdings") and Huajian Transportation Economic Development Centre ("Huajian Transportation") specifically undertake that:

(i) Within 60 months from the day on which the listing status is granted, the original non-circulating shares of Jiangsu Expressway Company Limited ("Jiangsu Expressway") held by Communications Holdings and Huajian Transportation will not be traded on the Shanghai Stock Exchange.

(ii) Communications Holdings and Huajian Transportation will propose a motion and vote for a proposal at each of the 2005-2008 annual general meetings of Jiangsu Expressway regarding a cash dividend payment not less than 85% of the distributable profit to investors of Jiangsu Expressway realized in the relevant year.

(2) Communications Holdings, Huajian Transportation, Jiangsu Communications Construction Group Co., Ltd. ("Communications Construction") and Jiangsu Communications Engineering Co., Ltd. ("Communications Engineering") specifically undertake that: Communications Holdings, Huajian Transportation, Communications Construction and Communications Engineering shall bear all relevant expenses arising from the Share Segregation Reform pursuant to their agreement.

There were no breaches of such undertakings by the shareholders of the Company's circulating shares with selling restrictions.

III. Changes in Share Capital Structure and Shareholding of Shareholders since the Implementation of the Share Segregation Reform and up to the date hereof

1. Any changes in share capital structure other than distributions and conversions since the implementation of the Share Segregation Reform and up to the date hereof: No

2. Any changes in the shareholding percentages among the circulating shares shareholders with selling restrictions since the implementation of the Share Segregation Reform and up to the date hereof: Yes

A brief account of the changes in the shareholdings of circulating shares shareholders with selling restrictions since the implementation of the Share Segregation Reform and up to the date hereof:

The Company has a total of six holders of circulating shares with selling restrictions repaid, by way of shares, the shares pre-paid by the largest shareholder and the second-largest shareholder of the Company. Details are set out in the following table:

Account No. of shareholder	Name of shareholder	Original number of shares	No. of pre-paid shares repaid	No. of shares received by the largest shareholder of the Company	No. of shares received by the second-largest shareholder of the Company	Number of shares to be listed
B881055735	南京化學試劑有限公司	240,000	3,143	2,587	556	236,857
B880652770	上海傑衡工貿有限公司	450,000	5,892	4,850	1,042	444,108
B881039014	海口三川綠化裝飾有限公司	500,000	6,547	5,389	1,158	493,453
B880128438	江蘇高科技投資集團有限公司	12,469,800	163,280	134,411	28,869	12,306,520
B880390580	江蘇省交通科學	2,120,000	34,306	28,240	6,066	2,085,694
B880868842	研究院有限公司	500,000	0			500,000
B880288042	Jiangsu Power Company	6,520,000	85,373	70,278	15,095	3,914,627
Total		22,799,800	298,541	245,755	52,786	19,981,259

Note: Jiangsu Power Company originally held 6,520,000 Jiangsu Expressway shares, among which 4,000,000 shares are already registered with the Shanghai Branch of China Securities Depositary and Clearing Corporation Limited (the "CSDCC Shanghai Branch"), while the remaining 2,520,000 shares are not yet registered with the CSDCC Shanghai Branch. Jiangsu Power Company applied its shares registered with the CSDCC Shanghai Branch to repay the entire 85,373 pre-paid circulating consideration shares, and its remaining shares registered with the CSDCC Shanghai Branch amount to 3,914,627 shares with such shares eligible for listing and circulation effective from 16 May 2007. The remaining 2,520,000 shares are subject to the relevant registration procedures before becoming eligible for listing and circulation.

IV. Arrangement to Deal with Fund Appropriations by Major Shareholders

Any appropriation of funds by major shareholders: No

The Company does not have any appropriation of funds by major shareholders.

V. Review Opinion by the Sponsor

Name of Sponsor to the Share Segregation Reform: Huatai Securities Limited

Conclusion by the sponsor: The relevant shareholders of Jiangsu Expressway Company Limited have fulfilled their undertakings made in the Share Segregation Reform, and the application for the listing of circulating shares with selling restrictions submitted by the board of directors of Jiangsu Expressway Company Limited are in compliance with the relevant regulations including the Administrative Measures on Share Segregation Reform of Listed Companies.

VI. Information of the Circulating Shares with Selling Restrictions to be Listed

1. The total number of circulating A shares with selling restrictions to be listed is 103,260,554 shares;

2. The listing and circulation date of the circulating A shares with selling restrictions is 16 May 2007;

3. Detailed list of the circulating shares with selling restrictions to be listed

No.	Name of shareholder	No. of circulating shares with selling restrictions held	Percentage of the circulating shares with selling restrictions held in the total share capital of the Company	Number of shares to be listed (Unit: shares)	Balance of circulating shares with selling restrictions
1	無錫糖業煙酒有限責任公司	20,000	0.0004%	20,000	0
2	江蘇開元股份有限公司	500,000	0.0099%	500,000	0
3	南京百利鑫實業公司	370,000	0.0073%	370,000	0
4	無錫華瑞製藥有限公司	150,000	0.003%	150,000	0
5	江蘇高科技投資集團有限公司	12,306,520	0.003%	12,306,520	0
6	南京塑料二廠／南京塑料包裝材料總廠	20,000	0.0004%	20,000	0
7	無錫四方冶金設備工程有限公司	100,000	0.002%	100,000	0
8	江蘇開元國際集團輕工業品進出口股份有限公司	500,000	0.0099%	500,000	0
9	蘇州創元(集團)有限公司	1,000,000	0.0199%	1,000,000	0
10	中設江蘇機械設備進出口集團公司	200,000	0.004%	200,000	0
11	深圳市模糊軟件開發有限公司	1,000,000	0.0199%	1,000,000	0
12	江蘇交通工程投資諮詢有限公司	197,381	0.0039%	197,381	0
13	南京鐵路自備車服務中心	100,000	0.002%	100,000	0
14	無錫小天鵝股份有限公司	1,100,000	0.022%	1,100,000	0
15	江蘇省交通科學研究院有限公司	2,085,694	0.041%	2,085,694	0
16	北京創新蘭德科技有限公司	100,000	0.002%	100,000	0
17	蘇州市信託投資公司	200,000	0.004%	200,000	0
18	世紀方舟投資有限公司	1,200,000	0.024%	1,200,000	0
19	深圳光華裝訂廠	1,500,000	0.0298%	1,500,000	0
20	南京君鑫投資諮詢有限責任公司	1,500,000	0.0298%	1,500,000	0
21	江蘇世紀信息產業有限公司	200,000	0.004%	200,000	0
22	深圳國電科技發展有限公司	800,000	0.016%	800,000	0

23	武漢市江岸區國債服務部	100,000	0.002%	100,000	0
24	四川省晏帆貿易有限責任公司	50,000	0.001%	50,000	0
25	創元科技股份有限公司	800,000	0.016%	800,000	0
26	南京市金橋實業總公司(南京市商業儲運公司)	30,000	0.0006%	30,000	0
27	江蘇滙鴻國際集團有限公司	100,000	0.002%	100,000	0
28	中信實業銀行南京分行	1,465,000	0.029%	1,465,000	0
29	常州市化工輕工材料總公司	55,000	0.0011%	55,000	0
30	泰州市斯隆達膠帶有限公司	4,935	0.0001%	4,935	0
31	鎮江市郵電技術發展公司	180,200	0.0036%	180,200	0
32	江蘇友誼汽車有限公司	1,000,000	0.0199%	1,000,000	0
33	蘇州通才教育有限責任公司	30,000	0.0006%	30,000	0
34	江蘇省電力燃料集團有限公司	2,000,000	0.04%	2,000,000	0
35	蘇州市鴻利機電環保設備製造有限公司	10,000	0.0002%	10,000	0
36	江蘇省泗洪縣銀河實業公司	1,200,000	0.024%	1,200,000	0
37	江蘇冠宙科技發展有限公司	200,000	0.004%	200,000	0
38	鹽城市公路管理處	101,000	0.002%	101,000	0
39	揚州市宏昌物資公司	400,000	0.008%	400,000	0
40	宜興市淨水設備成套廠	80,000	0.0016%	80,000	0
41	鎮江市城鄉建設發展總公司	40,000	0.0008%	40,000	0
42	南京紡織產業(集團)有限公司	100,000	0.002%	100,000	0
43	無錫市交通工程有限公司	700,000	0.014%	700,000	0
44	江蘇省紡織(集團)總公司	2,400,000	0.048%	2,400,000	0
45	江蘇省無錫市公路管理處	200,000	0.004%	200,000	0
46	南京造元藥業有限公司	90,000	0.0018%	90,000	0
47	錫山市交通工程物資公司	700,000	0.014%	700,000	0
48	常州市天寧城市建設開發有限公司	20,000	0.0004%	20,000	0
49	無錫市西漳工貿有限公司	2,570,000	0.051%	2,570,000	0
50	常州市久瑞物資有限公司	300,000	0.006%	300,000	0
51	江蘇南京長途汽車客運集團有限責任公司	200,000	0.004%	200,000	0
52	江蘇萬潤熱能設備成套工程有限公司	100,000	0.002%	100,000	0
53	連雲港市聯運總公司	80,000	0.0016%	80,000	0
54	江蘇蘇豪國際集團股份有限公司	500,000	0.01%	500,000	0
55	宜興市寧宏物資有限公司	20,000	0.0004%	20,000	0
56	無錫山禾集團醫藥物流股份有限公司	230,000	0.0046%	230,000	0
57	江蘇興達證券投資服務有限公司	2,817,616	0.056%	2,817,616	0
58	常州金潤實業有限公司	80,000	0.0016%	80,000	0
59	東台唐辰化建有限公司	10,000	0.0002%	10,000	0
60	常州市華登物資經營部	200,000	0.004%	200,000	0
61	江蘇消防廣告有限公司	65,000	0.0013%	65,000	0

62	南京中油凱威石化有限公司	290,000	0.0058%	290,000	0
63	中房集團鎮江房地產開發公司	40,000	0.0008%	40,000	0
64	江蘇省交通規劃設計院	1,100,000	0.022%	1,100,000	0
65	南京大學恒通科技開發公司	100,000	0.002%	100,000	0
66	南京星河電子工程技術開發公司	150,000	0.003%	150,000	0
67	丹陽市鑫苑賓館	78,056	0.00155%	78,056	0
68	南京燃料實業有限公司	190,000	0.0038%	190,000	0
69	江都市汽車運輸總公司	67,000	0.00133%	67,000	0
70	江蘇省交通廳公路局	2,000,000	0.04%	2,000,000	0
71	南京達宇科技實業有限公司	280,000	0.0056%	280,000	0
72	吳江市元昌鋼鐵爐料有限責任公司	300,000	0.006%	300,000	0
73	無錫三友茶業有限公司	272,000	0.0054%	272,000	0
74	南京凸凹實業有限公司	230,000	0.0046%	230,000	0
75	南京億和紡織有限公司	100,000	0.002%	100,000	0
76	張家港市農村信用合作社聯合社	200,000	0.004%	200,000	0
77	江蘇力能工貿有限公司	200,000	0.004%	200,000	0
78	南京瑞寶市政工程有限公司	50,000	0.001%	50,000	0
79	寶鋼集團南京軋鋼總廠職工技術服務部	100,000	0.002%	100,000	0
80	連雲港市交通工程建設總公司	40,000	0.0008%	40,000	0
81	淮陰市交通供銷公司	50,000	0.001%	50,000	0
82	淮陰交通投資開發總公司	50,000	0.001%	50,000	0
83	南京建宇房地產開發(集團)有限公司	33,000	0.00066%	33,000	0
84	南京建鄴房地產開發有限公司	33,000	0.00066%	33,000	0
85	江蘇省鎮江江天汽運集團有限責任公司	100,000	0.002%	100,000	0
86	蘇州望電實業公司	28,000	0.00056%	28,000	0
87	吳縣市望亭粉煤灰供應站	78,000	0.00155%	78,000	0
88	常州高新技術產業開發區勞動服務總公司	15,000	0.0003%	15,000	0
89	江蘇省蘇州市公路管理處	370,000	0.0073%	370,000	0
90	南京市燃料總公司南京物資實業集團燃料總公司	61,000	0.0012%	61,000	0
91	北京東城北新橋商貿有限公司	55,000	0.0011%	55,000	0
92	吳縣市交通工程技術設計室	90,000	0.0018%	90,000	0
93	無錫凱達紡織有限公司	600,000	0.012%	600,000	0
94	南京千里眼通信技術有限公司	150,000	0.003%	150,000	0
95	蘇州南林飯店有限責任公司	10,000	0.0002%	10,000	0
96	蘇州長城電器有限公司	50,000	0.001%	50,000	0
97	蘇州市第三建築工程有限公司	20,000	0.0004%	20,000	0
98	蘇州塑料一廠	25,000	0.0005%	25,000	0
99	江蘇省蘇州市航道管理處	320,000	0.0064%	320,000	0
100	江蘇省港航集團邳州港務管理局	300,000	0.006%	300,000	0

101	北京德基科技發展公司	600,000	0.012%	600,000	0
102	北京奥瀚文化發展有限公司	100,000	0.002%	100,000	0
103	常州天馬集團有限公司(原建材二五三廠)	128,100	0.0025%	128,100	0
104	江都市交通科研設計所	450,000	0.0089%	450,000	0
105	鎮江建工建設集團有限公司	10,000	0.0002%	10,000	0
106	深圳赤灣港航股份有限公司	1,000,000	0.02%	1,000,000	0
107	無錫紅星拉絲機械廠	90,000	0.0018%	90,000	0
108	北京標準科技發展公司	100,000	0.002%	100,000	0
109	南京豐恒泛亞輕紡有限公司	400,000	0.008%	400,000	0
110	常州市滙豐木材有限公司	40,000	0.0008%	40,000	0
111	常熟市協成財務服務有限責任公司	100,000	0.002%	100,000	0
112	蘇州迅達電梯有限公司	50,000	0.001%	50,000	0
113	蘇州合金材料廠有限責任公司	20,000	0.0004%	20,000	0
114	太倉市基本建設投資有限公司	100,000	0.002%	100,000	0
115	江蘇華程工業集團有限公司	1,511,400	0.03%	1,511,400	0
116	濱海縣郵電綜合服務部	100,000	0.002%	100,000	0
117	南京化工進出口股份有限公司工會委員會	60,000	0.0012%	60,000	0
118	蘇州市交通工程管理處	80,000	0.0016%	80,000	0
119	江蘇交通建設集團有限公司	1,072,502	0.021%	1,072,502	0
120	江蘇省交通工程集團有限公司	480,359	0.0095%	480,359	0
121	南京商廈股份有限公司	30,000	0.0006%	30,000	0
122	上海傑衛工貿有限公司	444,108	0.0088%	444,108	0
123	上海永一房地產諮詢有限公司	180,000	0.0036%	180,000	0
124	上海益峰貿易有限公司	20,000	0.0004%	20,000	0
125	珠江水利水電開發公司	500,000	0.001%	500,000	0
126	無錫國聯環保能源集團有限公司	230,000	0.0046%	230,000	0
127	上海天一投資諮詢發展有限公司	100,000	0.002%	100,000	0
128	北京道和興業投資顧問有限責任公司	50,000	0.001%	50,000	0
129	上海高譜科貿有限公司	50,000	0.001%	50,000	0
130	無錫市拆房經營公司	265,000	0.005%	265,000	0
131	無錫市九華物資有限公司	80,000	0.0016%	80,000	0
132	無錫市揚名油料化工供應站	90,000	0.0018%	90,000	0
133	無錫市馨惠物資有限公司	100,000	0.002%	100,000	0
134	儀徵怡華商貿發展有限公司	200,000	0.004%	200,000	0
135	龍崗區葵涌華盛絲花加工廠	200,000	0.004%	200,000	0
136	無錫遠東複合肥研究所	50,000	0.001%	50,000	0
137	蘇州電器工業集團公司	20,000	0.0004%	20,000	0
138	丹徒縣鴻基物資總滙	100,000	0.002%	100,000	0
139	南京長江油運公司	200,000	0.004%	200,000	0

140	江蘇金陵交運集團有限公司	100,000	0.002%	100,000	0
141	常州市常纖經濟貿易公司	83,800	0.0017%	83,800	0
142	南京芃飛禮品商行	286,000	0.0057%	286,000	0
143	揚州高新軸承製造有限公司	90,000	0.0018%	90,000	0
144	南京會計用品服務公司	500,000	0.01%	500,000	0
145	錫山市太湖燃氣有限公司	110,000	0.0022%	110,000	0
146	沙河市華鵬貿易有限公司	1,000,000	0.02%	1,000,000	0
147	無錫市奔達密封件廠	100,000	0.002%	100,000	0
148	江蘇省通沙汽車輪渡管理年	400,000	0.008%	400,000	0
149	陳志強	200,000	0.004%	200,000	0
150	江蘇省鎮揚汽車輪渡管理處	400,000	0.008%	400,000	0
151	南京順澤科技發展有限公司	1,610,000	0.032%	1,610,000	0
152	深圳市誠達科技有限公司	500,000	0.01%	500,000	0
153	常州再生資源批發中心有限公司	130,000	0.0026%	130,000	0
154	南通市榮業建築設備工程有限公司	57,241	0.0011%	57,241	0
155	常州儲運有限公司	10,000	0.0002%	10,000	0
156	南通交通建設投資公司	600,000	0.012%	600,000	0
157	常熟市藥物研究所有限責任公司	100,000	0.002%	100,000	0
158	南京市建築安裝管理處	20,000	0.0004%	20,000	0
159	北京千禧年代投資有限公司	1,000,000	0.02%	1,000,000	0
160	無錫氣動技術研究所有限公司	100,000	0.002%	100,000	0
161	泰伯酒業	250,000	0.005%	250,000	0
162	揚州市創業物貿有限公司	270,000	0.0054%	270,000	0
163	紹興裕隆工貿集團有限公司	850,000	0.017%	850,000	0
164	蘇州市國信房地產評估諮詢有限公司	500,000	0.01%	500,000	0
165	中國對外經濟貿易信託投資有限公司	500,000	0.01%	500,000	0
166	江蘇省交通科學研究院有限公司	500,000	0.01%	500,000	0
167	北京金泰瑞投資諮詢有限公司	400,000	0.008%	400,000	0
168	深圳市盈信創業投資股份有限公司	1,924,466	0.038%	1,924,466	0
169	南京鋼鐵聯合有限公司	500,000	0.01%	500,000	0
170	泰興市卓爾諮詢服務有限公司	1,070,048	0.021%	1,070,048	0
171	南京英凱投資諮詢有限公司	100,000	0.002%	100,000	0
172	南京東亞漂染有限公司	100,000	0.002%	100,000	0
173	江蘇省交通廳運輸管理局	700,000	0.014%	700,000	0
174	江蘇省建築設計研究院有限公司	200,000	0.004%	200,000	0
175	南京商茂實業有限公司	20,000	0.0004%	20,000	0
176	南京秦淮糧油貿易公司	30,000	0.0006%	30,000	0
177	南京薛氏機電設備商滙	100,000	0.002%	100,000	0
178	南京長發都市房地產開發有限公司	20,000	0.0004%	20,000	0

179	深圳市新蘭德證券投資諮詢有限公司	450,000	0.0089%	450,000	0
180	海口三川綠化裝飾有限公司	493,453	0.0098%	493,453	0
181	江陰市協和五金塑化廠	330,000	0.0066%	330,000	0
182	江蘇省無錫市新安慶旺熱處理加工廠	10,000	0.0002%	10,000	0
183	江蘇民盛投資發展有限公司	500,000	0.01%	500,000	0
184	南京蘭葉工貿有限責任公司	20,000	0.0004%	20,000	0
185	懷化市富龍服務有限公司	900,000	0.018%	900,000	0
186	江蘇省煙草公司鎮江分公司	950,000	0.019%	950,000	0
187	徐州市汽車運輸有限公司	100,000	0.002%	100,000	0
188	江蘇東展化工有限公司	100,000	0.002%	100,000	0
189	北京瑞得思特商貿有限責任公司	500,000	0.01%	500,000	0
190	蘇州金屬工藝廠	20,000	0.0004%	20,000	0
191	中國信達信託投資公司	1,000,000	0.02%	1,000,000	0
192	鎮江市玻璃廠有限公司	10,000	0.0002%	10,000	0
193	宜興市海興機械製造廠	100,000	0.002%	100,000	0
194	南京市秦淮城鎮建設綜合開發有限公司	30,000	0.0006%	30,000	0
195	無錫市希望印刷有限公司	300,000	0.006%	300,000	0
196	上海宇光建設工程設計諮詢有限公司	158,691	0.003%	98,691	60,000
197	中國華能國際經濟貿易公司	1,000,000	0.02%	1,000,000	0
198	南京化學試劑有限公司	236,857	0.0047%	236,857	0
199	無錫市國聯發展(集團)有限公司	100,000	0.002%	100,000	0
200	儀徵市大佛指銀杏產品銷售有限公司	100,000	0.002%	100,000	0
201	蘇州建築工程集團有限公司	50,000	0.001%	50,000	0
202	常州商廈生產資料有限責任公司	15,000	0.0003%	15,000	0
203	南京瑞捷貿易有限公司	50,000	0.001%	50,000	0
204	宜興市中意物資有限公司	30,000	0.0006%	30,000	0
205	北京貝斯克國際商務諮詢有限公司	100,000	0.002%	100,000	0
206	南京理工大學校辦產業總公司	150,000	0.003%	150,000	0
207	南京貫賓商貿有限公司	100,000	0.002%	100,000	0
208	上海興達液壓電梯設備有限公司	20,000	0.0004%	20,000	0
209	無錫市溪南實業公司	10,000	0.0002%	10,000	0
210	天津市河西區港九信託商行	100,000	0.002%	100,000	0
211	中國黑色金屬材料總公司深圳公司	500,000	0.01%	500,000	0
212	南京同信企業管理有限公司	574,700	0.011%	574,700	0
213	常州市蘭陵橡膠廠	15,000	0.003%	15,000	0
214	丹陽市青春被服廠	30,000	0.0006%	30,000	0
215	江蘇雲陽集團有限公司	30,000	0.0006%	30,000	0
216	鎮江萬新光學眼鏡有限公司	338,000	0.0067%	338,000	0
217	南京金海市場東戈電子設備廠直銷處	100,000	0.002%	100,000	0

218	南京技術進出口有限責任公司	30,000	0.0006%	30,000	0
219	南通高速客輪有限公司	500,000	0.01%	500,000	0
220	常州市無線電元件六廠	100,000	0.002%	100,000	0
221	北京首創航宇經濟發展有限公司	500,000	0.01%	500,000	0
222	國營張家港市無線電廠	200,000	0.004%	200,000	0
223	常州市商業銀行股份有限公司	327,000	0.0065%	327,000	0
224	廣州南沙外商投資企業服務公司	1,000,000	0.02%	1,000,000	0
225	南京福安康保健器材有限公司	60,000	0.0012%	60,000	0
226	蘇州日報社	100,000	0.002%	100,000	0
227	蘇州工藝美術研究所有限公司	20,000	0.0004%	20,000	0
228	北京京辰大藥房有限責任公司	50,000	0.001%	50,000	0
229	蘇州一光儀器有限公司	40,000	0.0008%	40,000	0
230	宜興市糧油集團公司	100,000	0.002%	100,000	0
231	珠海市安由電子有限公司	150,000	0.003%	150,000	0
232	南京銀光實業公司	700,000	0.014%	700,000	0
233	江蘇通力建設工程有限公司	10,000	0.0002%	10,000	0
234	蘇州市太倉針織總廠	10,000	0.0002%	10,000	0
235	句容市對外貿易公司	50,000	0.001%	50,000	0
236	蘇州有線電一廠	60,000	0.0012%	60,000	0
237	蘇州欣盛通信設備有限責任公司	12,800	0.00025%	12,800	0
238	江蘇海天實業總公司	50,000	0.001%	50,000	0
239	常州能源設備總廠有限公司	55,000	0.0011%	55,000	0
240	無錫市商業醫院	10,000	0.0002%	10,000	0
241	國營張家港市機械廠	100,000	0.002%	100,000	0
242	江都市聯運集裝箱公司	3,000	0.00006%	3,000	0
243	蘇州建設監理有限公司	5,000	0.0001%	5,000	0
244	無錫市曉峰機械設備廠	65,000	0.0013%	65,000	0
245	江陰市畜牧獸醫站 (江陰市家畜改良站、江陰市獸醫衛生監督所)	10,000	0.0002%	10,000	0
246	南通市運輸管理處	100,000	0.002%	100,000	0
247	太倉市南園房地產開發有限公司	10,000	0.0002%	10,000	0
248	江蘇華通航運集團有限公司	25,000	0.0005%	25,000	0
249	蘇州市蘇育達電器有限公司	20,000	0.0004%	20,000	0
250	江蘇省華茂貿易有限公司	300,000	0.006%	300,000	0
251	南京市日用雜品總公司	20,000	0.0004%	20,000	0
252	南京市醫藥實業總公司	100,000	0.002%	100,000	0
253	中國嘉陵工業股份有限公司(集團)	100,000	0.002%	100,000	0
254	太倉市沙溪供銷合作中心社	10,000	0.0002%	10,000	0
255	句容市永盛香料有限公司	5,000	0.0001%	5,000	0

256	中國外運江蘇集團公司鎮江公司	30,000	0.0006%	30,000	0
257	溧陽市金屬材料總公司	15,000	0.0003%	15,000	0
258	江蘇省溧陽市生產資料服務總公司	15,000	0.0003%	15,000	0
259	江蘇省溧陽市木材公司	10,000	0.0002%	10,000	0
260	太倉市友聯電器廠	20,000	0.0004%	20,000	0
261	鎮江飛達醫療器材有限公司	20,000	0.0004%	20,000	0
262	無錫市華通氣動製造有限公司	20,000	0.0004%	20,000	0
263	北京市公平機械設備租賃公司	50,000	0.001%	50,000	0
264	南京城聯社	100,000	0.002%	100,000	0
265	揚州市運輸管理處	60,000	0.0012%	60,000	0
266	無錫市紡織裝飾品聯營公司	10,000	0.0002%	10,000	0
267	北方國際信託投資股份有限公司	500,000	0.01%	500,000	0
268	江蘇利普	100,000	0.002%	100,000	0
269	中國經濟技術投資擔保有限公司	3,000,000	0.06%	3,000,000	0
270	南京長江發展股份有限公司	100,000	0.002%	100,000	0
271	蘇州紡織經濟技術貿易公司	100,000	0.002%	100,000	0
272	上海嘉康包裝材料有限公司	150,000	0.003%	150,000	0
273	上海新新機器廠	170,000	0.0034%	170,000	0
274	無錫商業	50,000	0.001%	50,000	0
275	無錫市糧油貿易公司	10,000	0.0002%	10,000	0
276	華寶信託投資有限責任公司	275,000	0.0055%	275,000	0
277	華寶信託投資有限責任公司	300,000	0.006%	300,000	0
278	信泰證券有限責任公司	235,000	0.0047%	235,000	0
279	江蘇省電力公司	3,914,627	0.078%	3,914,627	0
280	江蘇交通建設集團有限公司	1,000,000	0.02%	1,000,000	0
281	江蘇省交通工程集團有限公司	1,000,000	0.02%	1,000,000	0
282	華建交通經濟開發中心	589,006,291	11.69%	0	589,006,291
283	江蘇交通控股有限公司	2,742,333,070	54.44%	0	2,742,333,070
284	其他全部帳戶	183,087,585	3.63%	0	183,087,585
	Total	3,617,747,500	71.81%	103,260,554	3,514,486,946

4. Any discrepancies between the details of the listing of the circulating A shares with selling restrictions and the details set out in the prospectus of the Share Segregation Reform: No

The details of the listing of the circulating A shares with selling restrictions are completely consistent with the details set out in the prospectus of the Share Segregation Reform.

5. Prior listings of circulating A shares with selling restrictions:

This listing of circulating A shares with selling restrictions is the first listing of the circulating A shares (limited to those arising from the Share Segregation Reform) with selling restrictions arranged by the Company.

VII. Table of Changes in Share Capital Structure

Unit: shares		Prior to the listing	Change	After the listing
Circulating shares with selling restrictions	State-owned shares	2,742,578,825	0	2,742,578,825
	State-owned legal person shares	591,059,077	-2,000,000	589,059,077
	Shares held by other domestic legal persons	284,109,598	-101,260,554	182,849,044
	Total number of circulating shares with selling restrictions	3,617,747,500	-103,260,554	3,514,486,946
Circulating shares without selling restrictions	A shares	198,000,000	+103,260,554	301,260,554
	H shares	1,222,000,000	0	1,222,000,000
	Total number of circulating shares without selling restrictions	1,420,000,000	+103,260,554	1,523,260,554
Total number of shares		5,037,747,500		5,037,747,500

Board of Directors of
Jiangsu Expressway Company Limited

Nanjing, the PRC, 10 May 2007

As at the date of this announcement, Directors of the Company are: Shen Chang Quan, Sun Hong Ning, Chen Xiang Hui, Zhang Wen Sheng, Xie Jia Quan, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung, Fang Hung, Kenneth*, Fan Cong Lai* and Yang Xiong Sheng**

* *Independent Non-executive Directors*

Please also refer to the published version of this announcement in South China Morning Post.

江蘇寧滬高速公路股份有限公司

JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)
(Stock Code: 177)

Overseas Regulatory Announcement of Listing of Circulating Shares with Selling Restrictions

This announcement is made pursuant to rule 13.09(2) of the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited

For the purpose of this announcement, "Shares" means Circulating Domestic Shares listed on the Shanghai Stock Exchange

The Company and all members of the board of directors warrant the truthfulness, accuracy and completeness of the content of this announcement, and jointly accept responsibility should there be false representations or misleading statements contained in, or material omissions from this announcement.

Important Notes:

- The total number of circulating A shares with selling restrictions to be listed is 103,260,554 shares
- The listing and circulation date of the circulating A shares with selling restrictions is 16 May 2007

I. Relevant Information of the Share Segregation Reform Proposal

1. The Company's Share Segregation Reform was approved at the relevant shareholders' meeting held on 24 April 2006 and was implemented on the record date of 12 May 2006. The shares of the Company resumed trading on the Shanghai Stock Exchange on 16 May 2006 upon the implementation of the Share Segregation Reform.

2. Any arrangement of additional consideration for the Company's Share Segregation Reform Proposal: No

The Company's Share Segregation Reform Proposal has no arrangement of additional consideration.

II. Undertakings Regarding the Listing and Circulation of Circulating Shares with Selling Restrictions under the Share Segregation Reform Proposal

(1) Jiangsu Communications Holdings Company Limited ("Communications Holdings") and Huajian Transportation Economic Development Centre ("Huajian Transportation") specifically undertake that

(i) Within 60 months from the day on which the listing status is granted, the original non circulating shares of Jiangsu Expressway Company Limited ("Jiangsu Expressway") held by Communications Holdings and Huajian Transportation will not be traded on the Shanghai Stock Exchange

(ii) Communications Holdings and Huajian Transportation will propose a motion and vote for a proposal at each of the 2005 2006 annual general meetings of Jiangsu Expressway regarding a cash dividend payment not less than 85% of the distributable profit to investors of Jiangsu Expressway realized in the relevant year

(2) Communications Holdings, Huajian Transportation, Jiangsu Communications Construction Group Co., Ltd. ("Communications Construction") and Jiangsu Communications Engineering Co., Ltd. ("Communications Engineering") specifically undertake that, Communications Holdings, Huajian Transportation, Communications Construction and Communications Engineering shall bear all relevant expenses arising from the Share Segregation Reform pursuant to their agreement.

There were no breaches of such undertakings by the shareholders of the Company's circulating shares with selling restrictions.

III. Changes in Share Capital Structure and Shareholding of Shareholders since the Implementation of the Share Segregation Reform and up to the date hereof

1. Any changes in share capital structure other than distributions and conversions since the implementation of the Share Segregation Reform and up to the date hereof: No

2. Any changes in the shareholding percentages among the circulating shares shareholders with selling restrictions since the implementation of the Share Segregation Reform and up to the date hereof: Yes

A brief account of the changes in the shareholdings of circulating shares shareholders with selling restrictions since the implementation of the Share Segregation Reform and up to the date hereof:

The Company has a total of six holders of circulating shares with selling restrictions repaid, by way of shares, the shares pre paid by the largest shareholder and the second largest shareholder of the Company. Details are set out in the following table

Account No. of shareholder	Name of shareholder	Original number of shares	No. of pre-paid shares repaid	No. of shares received by the largest shareholder of the Company	No. of shares received by the second-largest shareholder of the Company	Number of shares to be listed
0801035735	[illegible]	240,000	3,143	2,587	556	236,857
0800132778	[illegible]	450,000	5,893	4,850	1,043	444,107
[illegible]	[illegible]	500,000	6,547	5,389	1,158	493,453
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible] [illegible]	[illegible]	2,120,000 500,000	34,306 0	28,240	6,066	2,085,694 500,000
[illegible]	Jiangsu Power Company	4,000,000	85,373	70,275	15,098	3,914,627
Total		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Note: Jiangsu Power Company originally held 6,520,000 Jiangsu Expressway shares, among which 4,000,000 shares are already registered with the Shanghai Branch of China Securities Depository and Clearing Corporation Limited (the "CSDCC Shanghai Branch"), while the remaining 2,520,000 shares are not yet registered with the CSDCC Shanghai Branch. Jiangsu Power Company applied its shares registered with the CSDCC Shanghai Branch to repay the entire 85,373 pre-paid circulating consideration shares, and its remaining shares registered with the CSDCC Shanghai Branch amount to 3,914,627 shares with such shares eligible for listing and circulation effective from 16 May 2007. The remaining 2,520,000 shares are subject to the relevant registration procedures before becoming eligible for listing and circulation

IV. Arrangement to Deal with Fund Appropriations by Major Shareholders

Any appropriation of funds by major shareholders: No

The Company does not have any appropriation of funds by major shareholders

V. Review Opinion by the Sponsor

Name of Sponsor in the Share Segregation Reform: Huatai Securities Limited

Conclusion by the sponsor: The relevant shareholders of Jiangsu Expressway Company Limited have fulfilled their undertakings made in the Share Segregation Reform, and the application for the listing of circulating shares with selling restrictions submitted by the board of directors of Jiangsu Expressway Company Limited are in compliance with the relevant regulations including the Administrative Measures on Share Segregation Reform of Listed Companies

VI. Information of the Circulating Shares with Selling Restrictions to be Listed

1. The total number of circulating A shares with selling restrictions to be listed is 103,260,554 shares;

2. The listing and circulation date of the circulating A shares with selling restrictions is 16 May 2007;

3. Detailed list of the circulating shares with selling restrictions to be listed

No.	Name of shareholder	No. of circulating shares with selling restrictions held	Percentage of the circulating shares with selling restrictions held in the total share capital of the Company	Number of shares to be listed (Unit: shares)	Balance of circulating shares with selling restrictions
1	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
2	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
3	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
4	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
5	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
6	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
7	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
8	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
9	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
10	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
11	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
12	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
13	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
14	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
15	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
16	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
17	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
18	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
19	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
20	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
21	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
22	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
23	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
24	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
25	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
26	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
27	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
28	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
29	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
30	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
31	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
32	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
33	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
34	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
35	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
36	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
37	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
38	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
39	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
40	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
41	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
42	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
43	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
44	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
45	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
46	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
47	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
48	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
49	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
50	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
51	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
52	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
53	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
54	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
55	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
56	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
57	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
58	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
59	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
60	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
61	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
62	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
63	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
64	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
65	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
66	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
67	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
68	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
69	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
70	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
71	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
72	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
73	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
74	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
75	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
76	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
77	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
78	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
79	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
80	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
81	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
82	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
83	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
84	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
85	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
86	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
87	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
88	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
89	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
90	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
91	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
92	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
93	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
94	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
95	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
96	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
97	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
98	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
99	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
100	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
101	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
102	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
103	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
104	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
105	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
106	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
107	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
108	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
109	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
110	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
111	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
112	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
113	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
114	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
115	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
116	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
117	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
118	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
119	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
120	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
121	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
122	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
123	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
124	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
125	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
126	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
127	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
128	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
129	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
130	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
131	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
132	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
133	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
134	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
135	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
136	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
137	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
138	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
139	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
140	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
141	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
142	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
143	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
144	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
145	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
146	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
147	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
148	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
149	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
150	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
151	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
152	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
153	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
154	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
155	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
156	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
157	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
158	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
159	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
160	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
161	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
162	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
163	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
164	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
165	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
166	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
167	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
168	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
169	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
170	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
171	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
172	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
173	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
174	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
175	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
176	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
177	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
178	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
179	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
180	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
181	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
182	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
183	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
184	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
185	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
186	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
187	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
188	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
189	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
190	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
191	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
192	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
193	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
194	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
195	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
196	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
197	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
198	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
199	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
200	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
201	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
202	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
203	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
204	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
205	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
206	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
207	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
208	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
209	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
210	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
211	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
212	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
213	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
214	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
215	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
216	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
217	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
218	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
219	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
220	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
221	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
222	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
223	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
224	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
225	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
226	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
227	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
228	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
229	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
230	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
231	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
232	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
233	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
234	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
235	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
236	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
237	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
238	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
239	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
240	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
241	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
242	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
243	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
244	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
245	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
246	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
247	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
248	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
249	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
250	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
251	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
252	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
253	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
254	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
255	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
256	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
257	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
258	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
259	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
260	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
261	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
262	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
263	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
264	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
265	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
266	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
267	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
268	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
269	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
270	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
271	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
272	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
273	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
274	[illegible]	50,000	[illegible]	50,000	0
275	[illegible]	40,000	[illegible]	40,000	0
276	[illegible]	[illegible]	[illegible]	[illegible]	0
277	[illegible]	300,000	[illegible]	300,000	0
278	[illegible]	[illegible]	[illegible]	[illegible]	0
279	[illegible]	3,914,627	[illegible]	3,914,627	0
280	[illegible]	1,000,000	0.02%	1,000,000	0
281	[illegible]	1,000,000	0.02%	1,000,000	0
282	[illegible]	[illegible]	[illegible]	0	[illegible]
283	[illegible]	[illegible]	[illegible]	0	[illegible]
284	[illegible]	[illegible]	[illegible]	0	[illegible]
	Total	3,617,747,500	[illegible]	103,260,554	3,514,486,946

4. Any discrepancies between the details of the listing of the circulating A shares with selling restrictions and the details set out in the prospectus of the Share Segregation Reform: No

The details of the listing of the circulating A shares with selling restrictions are completely consistent with the details set out in the prospectus of the Share Segregation Reform

5. Prior listings of circulating A shares with selling restrictions

This listing of circulating A shares with selling restrictions is the first listing of the circulating A shares (limited to those arising from the Share Segregation Reform) with selling restrictions arranged by the Company

VII. Table of Changes in Share Capital Structure

Unit: shares		Prior to the listing	Change	After the listing
Circulating shares with selling restrictions	State-owned shares	2,742,578,825	0	2,742,578,825
	State-owned legal person shares	591,059,077	-2,000,000	589,059,077
	Shares held by other domestic legal persons	284,109,598	-101,260,554	182,849,044
	Total number of circulating shares with selling restrictions	3,617,747,500	-103,260,554	3,514,486,946
Circulating shares without selling restrictions	A shares	[illegible]	+103,260,554	301,260,554
	H shares	1,222,000,000	0	1,222,000,000
	Total number of circulating shares without selling restrictions	1,420,000,000	+103,260,554	1,523,260,554
Total number of shares		5,037,747,500		5,037,747,500

Board of Directors of
Jiangsu Expressway Company Limited

Nanjing, the PRC, 10 May 2007

As at the date of this announcement, Directors of the Company are: Shen Chang Quan, Sun Hong Ning, Chen Xiang Hui, Zhang Wen Sheng, Xie Jia Quan, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung, Fang Hung, Kenneth*, Fan Cong Lai* and Yang Xiong Sheng**

* *Independent Non-executive Directors*





江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)
(Stock Code: 177)

Overseas Regulatory Announcement

Listing of the Second Batch of Circulating Shares with Selling Restrictions

This announcement is made pursuant to rule 13.09(2) of the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited.

For the purpose of this announcement, "Shares" means Circulating Domestic Shares listed on the Shanghai Stock Exchange.

The Company and all members of the board of directors warrant the truthfulness, accuracy and completeness of the content of this announcement, and jointly accept responsibility should there be false representations or misleading statements contained in, or material omissions from this announcement.

Important Notes:

- **The total number of circulating A shares with selling restrictions to be listed is 36,073,799 shares**
- **The listing and circulation date of the circulating A shares with selling restrictions is 14 June 2007**

I. Relevant Information of the Share Segregation Reform Proposal

1. The Company's Share Segregation Reform was approved at the relevant shareholders' meeting held on 24 April 2006 and was implemented on the record date of 12 May 2006. The shares of the Company resumed trading on the Shanghai Stock Exchange on 16 May 2006 upon the implementation of the Share Segregation Reform. The circulation date of the first batch was 16 May 2007 and the circulation date of the second batch will be 14 June 2007.

2. Any arrangement of additional consideration for the Company's Share Segregation Reform Proposal: No

The Company's Share Segregation Reform Proposal has no arrangement of additional consideration.

II. Undertakings Regarding the Listing and Circulation of Circulating Shares with Selling Restrictions under the Share Segregation Reform Proposal

1. Jiangsu Communications Holdings Company Limited ("Communications Holdings") and Huajian Transportation Economic Development Centre ("Huajian Transportation") specifically undertake that:

   (i) Within 60 months from the day on which the listing status is granted, the original non-circulating shares of Jiangsu Expressway Company Limited ("Jiangsu Expressway") held by Communications Holdings and Huajian Transportation will not be traded on the Shanghai Stock Exchange.

   (ii) Communications Holdings and Huajian Transportation will propose a motion and vote for a proposal at each of the 2005-2008 annual general meetings of Jiangsu Expressway regarding a cash dividend payment not less than 85% of the distributable profit to investors of Jiangsu Expressway realized in the relevant year.

2. Communications Holdings, Huajian Transportation, Jiangsu Communications Construction Group Co., Ltd. ("Communications Construction") and Jiangsu Communications Engineering Co., Ltd. ("Communications Engineering") specifically undertake that: Communications Holdings, Huajian Transportation, Communications Construction and Communications Engineering shall bear all relevant expenses arising from the Share Segregation Reform pursuant to their agreement.

There were no breaches of such undertakings by the shareholders of the Company's circulating shares with selling restrictions.

III. Changes in Share Capital Structure and Shareholding of Shareholders since the Implementation of the Share Segregation Reform and up to the date hereof

1. Any changes in share capital structure other than distributions and conversions since the implementation of the Share Segregation Reform and up to the date hereof: No

2. Any changes in the shareholding percentages among the circulating shares shareholders with selling restrictions since the implementation of the Share Segregation Reform and up to the date hereof: Yes

Changes in the shareholdings of circulating shares shareholders with selling restrictions are published on the announcement regarding the listing of the first batch of circulating shares with selling restrictions dated 11 May 2007.

IV. Arrangement to Deal with Fund Appropriations by Major Shareholders

Any appropriation of funds by major shareholders: No

The Company does not have any appropriation of funds by major shareholders.

V. Review Opinion by the Sponsor

Name of Sponsor to the Share Segregation Reform: Huatai Securities Limited

Conclusion by the sponsor: The relevant shareholders of Jiangsu Expressway Company Limited have fulfilled their undertakings made in the Share Segregation Reform, and the application for the listing of circulating shares with selling restrictions submitted by the board of directors of Jiangsu Expressway Company Limited are in compliance with the relevant regulations including the Administrative Measures on Share Segregation Reform of Listed Companies.

VI. Information of the Circulating Shares with Selling Restrictions to be Listed

1. The total number of circulating A shares with selling restrictions to be listed is 36,073,799 shares;

2. The listing and circulation date of the circulating A shares with selling restrictions is 14 June 2007;

3. Detailed list of the circulating shares with selling restrictions to be listed

No.	Name of shareholder	No. of circulating shares with selling restrictions held	Percentage of the circulating shares with selling restrictions held in the total share capital of the Company	Number of shares to be listed (Unit: shares)	Balance of circulating shares with selling restrictions
1	張惠珠	100,000	0.0020%	100,000	0
2	何公佔	70,000	0.0014%	70,000	0
3	廣州經貿實業投資公司	270,000	0.0054%	270,000	0
4	中國石化集團金陵石油化工有限責任公司	600,000	0.0119%	600,000	0
5	南京市國有資產經營(控股)有限公司	500,000	0.0099%	500,000	0
6	南京輕工工藝品進出口股份有限公司	60,000	0.0012%	60,000	0
7	中色礦業集團有限公司	200,000	0.0040%	200,000	0
8	江蘇省電力公司	2,520,000	0.0500%	2,520,000	0
9	蘇州燃氣集團有限責任公司	20,000	0.0004%	20,000	0
10	上海力揚投資有限公司	50,000	0.0010%	50,000	0
11	蘇州市對外貿易有限公司	100,000	0.0020%	100,000	0
12	江蘇富陶車輛部件有限公司	120,000	0.0024%	100,000	20,000
13	江蘇建設投資諮詢有限公司	500,000	0.0099%	500,000	0
14	南京樊樊房產中介有限公司	200,000	0.0040%	200,000	0
15	宜興市衛生防疫站	40,000	0.0008%	40,000	0
16	南京超天工貿有限公司	210,000	0.0042%	210,000	0
17	南京宏瑞鑫貿易有限公司	210,000	0.0042%	210,000	0
18	常州包裝容器廠	10,000	0.0002%	10,000	0
19	南京藍深新技術有限責任公司	100,000	0.0020%	100,000	0
20	江蘇省聯運公司	100,000	0.0020%	100,000	0
21	江蘇省連雲港汽車運輸總公司	139,500	0.0028%	139,500	0
22	江蘇省廣廈個人消費貸款擔保有限公司	65,000	0.0013%	65,000	0
23	東海縣運輸管理所	129,700	0.0026%	129,700	0
24	江蘇省電信器材工業公司	400,000	0.0079%	400,000	0
25	溧陽市家樂電器有限公司	10,000	0.0002%	10,000	0
26	錫山市錫能電力公司	2,000,000	0.0397%	2,000,000	0
27	南京建鄴城鎮建設開發集團有限公司	68,000	0.0013%	68,000	0
28	錫山市新安建築公司	10,000	0.0002%	10,000	0
29	南京寧祥商務諮詢有限公司	450,000	0.0089%	450,000	0
30	蘇州三光集團公司　蘇州第三光學儀器廠	30,000	0.0006%	30,000	0

31	無錫市明達電器有限公司	30,000	0.0006%	30,000	0
32	常州新區機關事務管理處	10,000	0.0002%	10,000	0
33	合肥嫦娥信息服務有限公司	500,000	0.0099%	500,000	0
34	牛津一劍橋國際高科有限公司	300,000	0.0060%	300,000	0
35	北京白馬行空廣告有限公司	500,000	0.0099%	500,000	0
36	宜興市川埠麗興茶廠	100,000	0.0020%	100,000	0
37	無錫市商業實業有限公司	20,000	0.0004%	20,000	0
38	北京威格貿易發展有限責任公司	2,000,000	0.0397%	2,000,000	0
39	樂清市宇翔園藝有限公司	200,000	0.0040%	200,000	0
40	常州藥業股份有限公司	2,770,000	0.0550%	2,770,000	0
41	嘉興市山友物貿有限公司	650,000	0.0129%	650,000	0
42	南京國際禮品有限公司	320,000	0.0064%	320,000	0
43	上海普勞工貿有限公司	1,433,333	0.0285%	1,433,333	0
44	北京英奇科技研究所	100,000	0.0020%	100,000	0
45	深圳市匯升遠東實業發展有限公司	350,000	0.0069%	350,000	0
46	南京億博投資顧問有限公司	50,000	0.0010%	50,000	0
47	江蘇揚子大橋股份有限公司	500,000	0.0099%	500,000	0
48	江蘇東宇國際諮詢評估有限公司	2,300,000	0.0457%	2,300,000	0
49	無錫市城南鍛造有限公司	20,000	0.0004%	20,000	0
50	中國投資諮詢公司	500,000	0.0099%	500,000	0
51	長城資信評估有限公司	300,000	0.0060%	300,000	0
52	上海海懋實業投資管理有限公司	400,000	0.0079%	400,000	0
53	中國石化集團揚子石油化工有限責任公司	1,200,000	0.0238%	1,200,000	0
54	江蘇瑞華投資發展有限公司	300,000	0.0060%	300,000	0
55	無錫壓縮機股份有限公司	230,000	0.0046%	230,000	0
56	南京市國有資產經營公司	100,000	0.0020%	100,000	0
57	南京東亞漂染有限公司	100,000	0.0020%	100,000	0
58	蘇州市汽車出租有限公司	20,000	0.0004%	20,000	0
59	江陰市澄江裝潢有限公司	360,000	0.0071%	360,000	0
60	江蘇盛華國際廣告傳媒有限公司	200,000	0.0040%	200,000	0
61	江蘇高科機電工程技術有限公司	50,000	0.0010%	50,000	0
62	廣州市番禺區宏源塑料製品廠	100,000	0.0020%	100,000	0
63	福建聯發電纜實業有限公司	100,000	0.0020%	100,000	0
64	蘇州市糧食儲運有限公司	100,000	0.0020%	100,000	0
65	南京寧可化工有限公司	55,000	0.0011%	55,000	0
66	南京龍源興發科技有限公司	90,000	0.0018%	90,000	0
67	常州市中通電子有限公司	10,000	0.0002%	10,000	0
68	江陰市口琴廠	200,000	0.0040%	200,000	0
69	南京信泉投資管理有限公司	303,400	0.0060%	303,400	0

70	無錫市富成達鋼管有限公司	50,000	0.0010%	50,000	0
71	江蘇宏潤網絡技術服務公司	10,000	0.0002%	10,000	0
72	無錫市春暖液化氣站	50,000	0.0010%	50,000	0
73	江蘇玉龍鋼管有限公司	160,000	0.0032%	160,000	0
74	深圳市科拓投資有限公司	300,000	0.0060%	300,000	0
75	宜興市善卷美陶廠	40,000	0.0008%	40,000	0
76	深圳市海恒擔保有限公司	330,000	0.0066%	330,000	0
77	宜興市公共交通有限公司	10,000	0.0002%	10,000	0
78	南京恒泰環境科技有限公司	5,000	0.0001%	5,000	0
79	深圳市海恒投資有限公司	734,000	0.0146%	734,000	0
80	常州成峰廣告有限公司	10,000	0.0002%	10,000	0
81	南京蘇油地球物理科技有限公司	400,000	0.0079%	400,000	0
82	無錫騰龍科技有限公司	50,000	0.0010%	50,000	0
83	上海蘇翔運輸有限公司	50,000	0.0010%	50,000	0
84	南京漢唐信息諮詢有限公司	700,000	0.0139%	700,000	0
85	南京向陽密胺塑料製品有限公司	20,000	0.0004%	20,000	0
86	鎮江楊柳青物資貿易有限公司	20,000	0.0004%	20,000	0
87	華文達塑鋼製品(無錫)有限公司	400,000	0.0079%	400,000	0
88	南京先鋭電子有限公司	45,000	0.0009%	45,000	0
89	南京明恒貿易實業有限公司	300,000	0.0060%	300,000	0
90	深圳市元景諮詢服務有限公司	20,000	0.0004%	20,000	0
91	江蘇省教育科學研究院(江蘇教育學院)	100,000	0.0020%	100,000	0
92	哈爾濱市商業銀行	100,000	0.0020%	100,000	0
93	南京長潮服裝實業有限公司	30,000	0.0006%	30,000	0
94	中國工商銀行股份有限公司北京市分行	2,000,000	0.0397%	2,000,000	0
95	廣東恒豐投資集團有限公司	80,000	0.0016%	80,000	0
96	無錫市大利精紡有限公司	66,666	0.0013%	66,666	0
97	江蘇交通	80,000	0.0016%	80,000	0
98	南京盛世宏圖實業有限公司	105,000	0.0021%	105,000	0
99	無錫市康寧防爆電器有限公司	30,000	0.0006%	30,000	0
100	無錫市振燕工業材料公司	260,000	0.0052%	260,000	0
101	無錫市惠山交通技術培訓服務有限公司	20,000	0.0004%	20,000	0
102	南京金恩商貿有限責任公司	100,000	0.0020%	100,000	0
103	蘇州東吳運輸發展有限公司	3,200	0.0001%	3,200	0
104	常州常興科技有限公司	40,000	0.0008%	40,000	0
105	太倉市瀏河塑料廠	10,000	0.0002%	10,000	0
106	江蘇利港電力有限公司	100,000	0.0020%	100,000	0
107	深圳市赫立斯實業有限公司	100,000	0.0020%	100,000	0
108	南京新翠林工貿實業有限公司	50,000	0.0010%	50,000	0

109	太倉市農業機械有限責任公司	10,000	0.0002%	10,000	0
110	太倉市農機安全監理所	10,000	0.0002%	10,000	0
111	瀋陽驍騏科貿有限責任公司	100,000	0.0020%	100,000	0
112	無錫市冶金資產經營有限公司	250,000	0.0050%	250,000	0
113	蘇州花線廠有限公司	20,000	0.0004%	20,000	0
114	蘇州市平江區一品香鹵菜店	150,000	0.0030%	150,000	0
115	揚州市航道管理處	100,000	0.0020%	100,000	0
116	江蘇華興汽車有限公司	300,000	0.0060%	300,000	0
117	常州日昇有色鑄造有限公司	30,000	0.0006%	30,000	0
118	金壇市物資實業總公司	310,000	0.0062%	310,000	0
119	丹陽絲綢	60,000	0.0012%	60,000	0
120	南京思飛科貿有限公司	30,000	0.0006%	30,000	0
121	上海塘龍五金機械有限公司	200,000	0.0040%	200,000	0
122	江蘇中洲環保設備有限公司	30,000	0.0006%	30,000	0
123	溧陽市燃料有限公司	100,000	0.0020%	100,000	0
124	鎮江船山石灰石礦有限公司	40,000	0.0008%	40,000	0
125	池州工程	100,000	0.0020%	100,000	0
126	中絲蠶繭儀器	6,000	0.0001%	6,000	0
127	常州新耀電子有限公司	105,000	0.0021%	105,000	0
128	無錫市吉榮拉伸衝壓件廠	200,000	0.0040%	200,000	0
129	上海神力沖剪廠	30,000	0.0006%	30,000	0
130	鎮江市嘉豐農業生產資料有限公司	20,000	0.0004%	20,000	0
131	南京達駿實業有限公司	500,000	0.0099%	500,000	0
132	江蘇省通科交通安全技術服務中心	200,000	0.0040%	200,000	0
133	上海宇光建設工程設計諮詢有限公司	60,000	0.0012%	60,000	0
134	華建交通經濟開發中心	589,006,291	11.6919%	0	589,006,291
135	江蘇交通控股有限公司	2,742,333,070	54.4357%	0	2,742,333,070
136	其他全部帳戶	147,053,786	2.9190%	0	147,053,786
	Total	3,514,486,946	69.7631%	36,073,799	3,478,413,147

4. Any discrepancies between the details of the listing of the circulating A shares with selling restrictions and the details set out in the prospectus of the Share Segregation Reform: No

The details of the listing of the circulating A shares with selling restrictions are completely consistent with the details set out in the prospectus of the Share Segregation Reform.

5. Prior listings of circulating A shares with selling restrictions:

This listing of circulating A shares with selling restrictions is the second listing of the circulating A shares (limited to those arising from the Share Segregation Reform) with selling restrictions arranged by the Company.

VII. Table of Changes in Share Capital Structure

Unit: shares		Prior to the listing	Change	After the listing
Circulating shares with selling restrictions	State-owned shares	2,742,578,825	0	2,742,578,825
	State-owned legal person shares	589,059,077	0	589,059,077
	Shares held by other domestic legal persons	182,849,044	-36,073,799	146,775,245
	Total number of circulating shares with selling restrictions	3,514,486,946	-36,073,799	3,478,413,147
Circulating shares without selling restrictions	A shares	301,260,554	+36,073,799	337,334,353
	H shares	1,222,000,000	0	1,222,000,000
	Total number of circulating shares without selling restrictions	1,523,260,554	+36,073,799	1,559,334,353
Total number of shares		5,037,747,500		5,037,747,500

Board of Directors of
Jiangsu Expressway Company Limited

Nanjing, the PRC, 7 June 2007

As at the date of this announcement, Directors of the Company are: Shen Chang Quan, Sun Hong Ning, Chen Xiang Hui, Zhang Wen Sheng, Xie Jia Quan, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung, Fang Hung, Kenneth*, Fan Cong Lai* and Yang Xiong Sheng**

* *Independent Non-executive Directors*

Please also refer to the published version of this announcement in South China Morning Post.

江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

(Stock Code: 177)

Overseas Regulatory Announcement
Listing of the Second Batch of Circulating Shares with Selling Restrictions

This announcement is made pursuant to rule 13.09(2) of the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited.

For the purpose of this announcement, "Shares" means Circulating Domestic Shares listed on the Shanghai Stock Exchange.

The Company and all members of the board of directors warrant the truthfulness, accuracy and completeness of the content of this announcement, and jointly accept responsibility should there be false representations or misleading statements contained in, or material omissions from this announcement.

Important Notes:

- **The total number of circulating A shares with selling restrictions to be listed is 36,073,799 shares**
- **The listing and circulation date of the circulating A shares with selling restrictions is 14 June 2007**

I. Relevant Information of the Share Segregation Reform Proposal

1. The Company's Share Segregation Reform was approved at the relevant shareholders' meeting held on 24 April 2006 and was implemented on the record date of 12 May 2006. The shares of the Company resumed trading on the Shanghai Stock Exchange on 16 May 2006 upon the implementation of the Share Segregation Reform. The circulation date of the first batch was 16 May 2007 and the circulation date of the second batch will be 14 June 2007.

2. Any arrangement of additional consideration for the Company's Share Segregation Reform Proposal: No

The Company's Share Segregation Reform Proposal has no arrangement of additional consideration.

II. Undertakings Regarding the Listing and Circulation of Circulating Shares with Selling Restrictions under the Share Segregation Reform Proposal

1. Jiangsu Communications Holdings Company Limited ("Communications Holdings") and Huajian Transportation Economic Development Centre ("Huajian Transportation") specifically undertake that:

   (i) Within 60 months from the day on which the listing status is granted, the original non-circulating shares of Jiangsu Expressway Company Limited ("Jiangsu Expressway") held by Communications Holdings and Huajian Transportation will not be traded on the Shanghai Stock Exchange.

   (ii) Communications Holdings and Huajian Transportation will propose a motion and vote for a proposal at each of the 2005-2008 annual general meetings of Jiangsu Expressway regarding a cash dividend payment not less than 85% of the distributable profit to investors of Jiangsu Expressway realized in the relevant year.

2. Communications Holdings, Huajian Transportation, Jiangsu Communications Construction Group Co., Ltd. ("Communications Construction") and Jiangsu Communications Engineering Co., Ltd. ("Communications Engineering") specifically undertake that: Communications Holdings, Huajian Transportation, Communications Construction and Communications Engineering shall bear all relevant expenses arising from the Share Segregation Reform pursuant to their agreement.

There were no breaches of such undertakings by the shareholders of the Company's circulating shares with selling restrictions.

III. Changes in Share Capital Structure and Shareholding of Shareholders since the Implementation of the Share Segregation Reform and up to the date hereof

1. Any changes in share capital structure other than distributions and conversions since the implementation of the Share Segregation Reform and up to the date hereof: No

2. Any changes in the shareholding percentages among the circulating shares shareholders with selling restrictions since the implementation of the Share Segregation Reform and up to the date hereof: Yes

Changes in the shareholdings of circulating shares shareholders with selling restrictions are published on the announcement regarding the listing of the first batch of circulating shares with selling restrictions dated 11 May 2007.

IV. Arrangement to Deal with Fund Appropriations by Major Shareholders

Any appropriation of funds by major shareholders: No

The Company does not have any appropriation of funds by major shareholders.

V. Review Opinion by the Sponsor

Name of Sponsor to the Share Segregation Reform: Huatai Securities Limited

Conclusion by the sponsor: The relevant shareholders of Jiangsu Expressway Company Limited have fulfilled their undertakings made in the Share Segregation Reform, and the application for the listing of circulating shares with selling restrictions submitted by the board of directors of Jiangsu Expressway Company Limited are in compliance with the relevant regulations including the Administrative Measures on Share Segregation Reform of Listed Companies.

VI. Information of the Circulating Shares with Selling Restrictions to be Listed

1. The total number of circulating A shares with selling restrictions to be listed is 36,073,799 shares;

2. The listing and circulation date of the circulating A shares with selling restrictions is 14 June 2007;

3. Detailed list of the circulating shares with selling restrictions to be listed

No.	Name of shareholder	No. of circulating shares with selling restrictions held	Percentage of the circulating shares with selling restrictions held in the total share capital of the Company	Number of shares to be listed (Unit: shares)	Balance of circulating shares with selling restrictions
1	[illegible]	130,000	0.0026%	130,000	0
2	[illegible]	70,000	0.0014%	70,000	0
3	[illegible]	270,000	0.0054%	270,000	0
4	[illegible]	610,000	0.0121%	610,000	0
5	[illegible]	500,000	0.0099%	500,000	0
6	[illegible]	60,000	0.0012%	60,000	0
7	[illegible]	300,000	0.0060%	300,000	0
8	[illegible]	1,530,000	0.0304%	1,530,000	0
9	[illegible]	20,000	0.0004%	20,000	0
10	[illegible]	50,000	0.0010%	50,000	0
11	[illegible]	100,000	0.0020%	100,000	0
12	[illegible]	150,000	0.0030%	120,000	30,000
13	[illegible]	500,000	0.0099%	500,000	0
14	[illegible]	200,000	0.0040%	200,000	0
15	[illegible]	40,000	0.0008%	40,000	0
16	[illegible]	210,000	0.0042%	210,000	0
17	[illegible]	250,000	0.0050%	250,000	0
18	[illegible]	10,000	0.0002%	10,000	0
19	[illegible]	100,000	0.0020%	100,000	0
20	[illegible]	100,000	0.0020%	100,000	0
21	[illegible]	139,500	0.0028%	139,500	0
22	[illegible]	65,000	0.0013%	65,000	0
23	[illegible]	129,700	0.0026%	129,700	0
24	[illegible]	400,000	0.0079%	400,000	0
25	[illegible]	10,000	0.0002%	10,000	0
26	[illegible]	2,000,000	0.0397%	2,000,000	0
27	[illegible]	66,000	0.0013%	66,000	0
28	[illegible]	10,000	0.0002%	10,000	0
29	[illegible]	450,000	0.0089%	450,000	0
30	[illegible]	30,000	0.0006%	30,000	0
31	[illegible]	30,000	0.0006%	30,000	0
32	[illegible]	10,000	0.0002%	10,000	0
33	[illegible]	500,000	0.0099%	500,000	0
34	[illegible]	100,000	0.0020%	100,000	0
35	[illegible]	500,000	0.0099%	500,000	0
36	[illegible]	100,000	0.0020%	100,000	0
37	[illegible]	20,000	0.0004%	20,000	0
38	[illegible]	2,000,000	0.0397%	2,000,000	0
39	[illegible]	200,000	0.0040%	200,000	0
40	[illegible]	2,770,000	0.0550%	2,770,000	0
41	[illegible]	650,000	0.0129%	650,000	0
42	[illegible]	120,000	0.0024%	120,000	0
43	[illegible]	1,433,333	0.0285%	1,433,333	0
44	[illegible]	150,000	0.0030%	150,000	0
45	[illegible]	350,000	0.0069%	350,000	0
46	[illegible]	50,000	0.0010%	50,000	0
47	[illegible]	500,000	0.0099%	500,000	0
48	[illegible]	2,300,000	0.0457%	2,300,000	0
49	[illegible]	20,000	0.0004%	20,000	0
50	[illegible]	500,000	0.0099%	500,000	0
51	[illegible]	300,000	0.0060%	300,000	0
52	[illegible]	400,000	0.0079%	400,000	0
53	[illegible]	1,200,000	0.0238%	1,200,000	0
54	[illegible]	300,000	0.0060%	300,000	0
55	[illegible]	220,000	0.0044%	220,000	0
56	[illegible]	150,000	0.0030%	150,000	0
57	[illegible]	100,000	0.0020%	100,000	0
58	[illegible]	20,000	0.0004%	20,000	0
59	[illegible]	360,000	0.0071%	360,000	0
60	[illegible]	200,000	0.0040%	200,000	0
61	[illegible]	10,000	0.0002%	10,000	0
62	[illegible]	100,000	0.0020%	100,000	0
63	[illegible]	100,000	0.0020%	100,000	0
64	[illegible]	100,000	0.0020%	100,000	0
65	[illegible]	55,000	0.0011%	55,000	0
66	[illegible]	90,000	0.0018%	90,000	0
67	[illegible]	10,000	0.0002%	10,000	0
68	[illegible]	200,000	0.0040%	200,000	0
69	[illegible]	329,400	0.0065%	329,400	0
70	[illegible]	50,000	0.0010%	50,000	0
71	[illegible]	10,000	0.0002%	10,000	0
72	[illegible]	50,000	0.0010%	50,000	0
73	[illegible]	160,000	0.0032%	160,000	0
74	[illegible]	300,000	0.0060%	300,000	0
75	[illegible]	40,000	0.0008%	40,000	0
76	[illegible]	330,000	0.0066%	330,000	0
77	[illegible]	10,000	0.0002%	10,000	0
78	[illegible]	5,000	0.0001%	5,000	0
79	[illegible]	734,000	0.0146%	734,000	0
80	[illegible]	10,000	0.0002%	10,000	0
81	[illegible]	400,000	0.0079%	400,000	0
82	[illegible]	50,000	0.0010%	50,000	0
83	[illegible]	50,000	0.0010%	50,000	0
84	[illegible]	700,000	0.0139%	700,000	0
85	[illegible]	20,000	0.0004%	20,000	0
86	[illegible]	20,000	0.0004%	20,000	0
87	[illegible]	400,000	0.0079%	400,000	0
88	[illegible]	45,000	0.0009%	45,000	0
89	[illegible]	300,000	0.0060%	300,000	0
90	[illegible]	20,000	0.0004%	20,000	0
91	[illegible]	100,000	0.0020%	100,000	0
92	[illegible]	100,000	0.0020%	100,000	0
93	[illegible]	30,000	0.0006%	30,000	0
94	[illegible]	2,000,000	0.0397%	2,000,000	0
95	[illegible]	80,000	0.0016%	80,000	0
96	[illegible]	66,666	0.0013%	66,666	0
97	[illegible]	80,000	0.0016%	80,000	0
98	[illegible]	105,000	0.0021%	105,000	0
99	[illegible]	30,000	0.0006%	30,000	0
100	[illegible]	260,000	0.0052%	260,000	0
101	[illegible]	20,000	0.0004%	20,000	0
102	[illegible]	100,000	0.0020%	100,000	0
103	[illegible]	3,300	0.0001%	3,300	0
104	[illegible]	40,000	0.0008%	40,000	0
105	[illegible]	10,000	0.0002%	10,000	0
106	[illegible]	100,000	0.0020%	100,000	0
107	[illegible]	100,000	0.0020%	100,000	0
108	[illegible]	50,000	0.0010%	50,000	0
109	[illegible]	10,000	0.0002%	10,000	0
110	[illegible]	10,000	0.0002%	10,000	0
111	[illegible]	100,000	0.0020%	100,000	0
112	[illegible]	250,000	0.0050%	250,000	0
113	[illegible]	20,000	0.0004%	20,000	0
114	[illegible]	150,000	0.0030%	150,000	0
115	[illegible]	100,000	0.0020%	100,000	0
116	[illegible]	300,000	0.0060%	300,000	0
117	[illegible]	30,000	0.0006%	30,000	0
118	[illegible]	310,000	0.0062%	310,000	0
119	[illegible]	60,000	0.0012%	60,000	0
120	[illegible]	30,000	0.0006%	30,000	0
121	[illegible]	200,000	0.0040%	200,000	0
122	[illegible]	30,000	0.0006%	30,000	0
123	[illegible]	100,000	0.0020%	100,000	0
124	[illegible]	40,000	0.0008%	40,000	0
125	[illegible]	100,000	0.0020%	100,000	0
126	[illegible]	4,000	0.0001%	4,000	0
127	[illegible]	105,000	0.0021%	105,000	0
128	[illegible]	200,000	0.0040%	200,000	0
129	[illegible]	30,000	0.0006%	30,000	0
130	[illegible]	20,000	0.0004%	20,000	0
131	[illegible]	500,000	0.0099%	500,000	0
132	[illegible]	200,000	0.0040%	200,000	0
133	[illegible]	60,000	0.0012%	60,000	0
134	[illegible]	589,006,291	11.6919%	0	589,006,291
135	[illegible]	2,742,578,825	54.4397%	0	2,742,578,825
136	[illegible]	147,053,786	2.9190%	0	147,053,786
	Total	3,514,486,946	69.7631%	36,073,799	3,478,413,147

4. Any discrepancies between the details of the listing of the circulating A shares with selling restrictions and the details set out in the prospectus of the Share Segregation Reform: No

The details of the listing of the circulating A shares with selling restrictions are completely consistent with the details set out in the prospectus of the Share Segregation Reform.

5. Prior listings of circulating A shares with selling restrictions:

This listing of circulating A shares with selling restrictions is the second listing of the circulating A shares (limited to those arising from the Share Segregation Reform) with selling restrictions arranged by the Company.

VII. Table of Changes in Share Capital Structure

Unit: shares		Prior to the listing	Change	After the listing
Circulating shares with selling restrictions	State-owned shares	2,742,578,825	0	2,742,578,825
	State-owned legal person shares	589,059,077	0	589,059,077
	Shares held by other domestic legal persons	182,849,044	-36,073,799	146,775,245
	Total number of circulating shares with selling restrictions	3,514,486,946	-36,073,799	3,478,413,147
Circulating shares without selling restrictions	A shares	301,260,554	+36,073,799	337,334,353
	H shares	1,222,000,000	0	1,222,000,000
	Total number of circulating shares without selling restrictions	1,523,260,554	+36,073,799	1,559,334,353
Total number of shares		5,037,747,500		5,037,747,500

Board of Directors of
Jiangsu Expressway Company Limited

Nanjing, the PRC, 7 June 2007

As at the date of this announcement, Directors of the Company are: Shen Chang Quan, Sun Hong Ning, Chen Xiang Hui, Zhang Wen Sheng, Xie Jia Quan, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung, Fang Hung, Kenneth*, Fan Cong Lai* and Yang Xiong Sheng**

* *Independent Non-executive Directors*



江蘇寧滬高速公路股份有限公司

JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

(Stock Code: 177)

Overseas Regulatory Announcement
Ninth Session of the Fifth Board of Directors Meeting

This announcement is made pursuant to rule 13.09(2) of the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited.

Notice is hereby given that Jiangsu Expressway Company Limited (the "Company") held the ninth session of the fifth board of directors meeting (the "Meeting") in the morning on 13 June 2007 at the Conference Room, 238 Maqun Street, Nanjing, the PRC. There should be 11 directors present and 10 directors were present. Members of the supervisory committee and senior management attended the Meeting. The Meeting was chaired by Mr. Shen Chang Quan, chairman of the Company. The procedures for convening the Meeting were in compliance with the relevant provisions of Company Law and the Articles of Association. The following were considered and approved at the meeting:

1. The "Administrative System of Information Disclosure Matters of the Company" drafted by the Company was approved;

2. The entrusted loan amounting to RMB1,500,000,000 at an interest rate 20% below the 1-year bank lending rate for a term of 1 year was approved.

By Order of the Board
Yao Yong Jia
Secretary to the Board

Nanjing, the PRC, 13 June 2007

As at the date of this announcement, Directors of the Company are: Shen Chang Quan, Sun Hong Ning, Chen Xiang Hui, Zhang Wen Sheng, Xie Jia Quan, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung, Fang Hung, Kenneth*, Fan Cong Lai* and Yang Xiong Sheng**

** Independent Non-executive Directors*

Please also refer to the published version of this announcement in South China Morning Post.





江蘇寧滬高速公路股份有限公司

JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

(Stock Code: 177)

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT OF THE RESOLUTIONS OF THE 2006 ANNUAL GENERAL MEETING

This announcement is made pursuant to the disclosure obligations under Rule 13.39(5) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The 2006 Annual General Meeting (the "AGM") of Jiangsu Expressway Company Limited (the "Company") was held at the Company's conference room, 238 Maqun Street, Nanjing, Jiangsu, the PRC at 9:00 a.m. on Wednesday, 13 June 2007. The AGM was attended by seven shareholders either attending in person or by proxy. The shareholders who attended the AGM, either in person or by proxy, represented 4,531,929,700 voting shares, representing 89.9594% of the Company's total issued share capital, which was in compliance with the quorum required by the Company's Articles of Association. The AGM was presided by the Chairman, Mr Shen Chang Quan.

The following resolutions were passed at the AGM:

	Resolution Voting						
	Total	For		Against		Abstain from voting	
	number of shares	*Number of shares*	*(%)*	*Number of shares*	*(%)*	*Number of shares*	*(%)*
Ordinary resolutions:							
1. The report of the board of directors of the Company for the year ended 31 December 2006 be approved;	4,531,929,700	4,520,130,180	99.7396	—	—	11,799,520	0.2604
2. The report of the supervisory committee of the Company for the year ended 31 December 2006 be approved;	4,531,929,700	4,520,130,180	99.7396	—	—	11,799,520	0.2604
3. The audited accounts and the auditors report for the year ended 31 December 2006 be approved;	4,531,929,700	4,520,130,180	99.7396	—	—	11,799,520	0.2604

	Resolution Voting						
	Total number of shares	For		Against		Abstain from voting	
		Number of shares	*(%)*	*Number of shares*	*(%)*	*Number of shares*	*(%)*
4. The profit distribution scheme in respect of the final dividends of the Company for year 2006, pursuant to which a cash bonus of RMB1.90 (incl. tax) will be paid for every 10 shares be confirmed;	4,531,929,700	4,528,703,700	99.9288	—	—	3,226,000	0.0712
5. The appointment of Deloitte Touche Tohmatsu Certified Public Accountants Limited and Deloitte Touche Tohmatsu as the Company's domestic and international auditors, with an annual remuneration of RMB1,700,000 be approved;	4,531,929,700	4,529,829,700	99.9559	—	—	2,000,000	0.0441
Special resolution:							
6. The proposed comprehensive amendments to the Articles of Association in accordance with "Notice on the Publication of 'Guidelines for the Articles of Association of Listed Companies (2006 Revision)'" be approved. For details of the amendments please refer to the websites of Shanghai Stock Exchange (www.sse.com.cn), The Stock Exchange of Hong Kong Limited (www.hkex.com.hk) and the Company (www.jsexpressway.com)	4,531,929,700	4,529,829,700	99.9559	—	—	2,000,000	0.0441

The Company's auditors Deloitte Touche Tohmatsu was appointed as the scrutineer for the vote-taking of the resolutions at the AGM.

The AGM was attended by Mr Ju Jian Ping (居建平律師) of Jiangsu Shiji Tongren Law Office (江蘇世紀同仁律師事務所), and a legal opinion thereon has been issued. Based on the facts above and after verification, Mr Ju Jian Ping was of the view that the convening of the AGM, the qualifications of the persons attending the AGM and the procedures conducted at the AGM were lawful and valid.

In addition, there were no shares which entitled the holders to attend and vote only against any resolutions and there were no shareholders who had previously stated their intention to vote against any resolutions or to abstain.

Apart from the above resolutions passed at the AGM, the Company would like to explain its 2006 final dividend distribution scheme as follows:

1. The resolution to pay a final dividend of RMB0.19 per share for the year ended 31 December 2006 to all shareholders of the Company as recommended by the board of directors of the Company was passed at the AGM. As regards the method of payment of the final dividend, the board of directors hereby announces that:

   Under Article 18.9 of the Company's Articles of Association, dividends payable to holders of H shares of the Company are required to be declared and valued in RMB and paid in HK$ calculated in accordance with the following conversion formula:

$$\text{Amount of dividend in HK\$} = \frac{\text{Amount of dividend in RMB}}{\text{The average exchange rate of RMB to HK\$ as quoted by the People's Bank of China for the five business days prior to the date of declaration of dividend}}$$

   For the purpose of the payment of this final dividend, the date of declaration is 14 June 2007. The average exchange rate of RMB to HK$ quoted by the People's Bank of China for the five business days prior to the date of declaration was HK$100: RMB97.95. Accordingly, the final dividend for H Shares would be HK$0.194 per share.

2. The Company has appointed Bank of China (Hong Kong) Trustees Limited (the "Receiving Agent"), to receive on behalf of the holders of H shares all dividends declared in respect of H shares of the Company. The Receiving Agent is a trust company registered under the Trustee Ordinance of Hong Kong. Cheques for the H share dividends will be issued by the Receiving Agent and are expected to be posted by ordinary mail to holders of H shares of the Company, at their own risks, on or before 5 July 2007 (i.e. the date of payment of dividends on H shares of the Company).

3. The announcement regarding the distribution of dividends to holders of A shares will be made separately.

By Order of the Board
Yao Yong Jia
Secretary to the board

Nanjing, the PRC, 13 June 2007

As at the date of this announcement, Directors of the Company are: Shen Chang Quan, Sun Hong Ning, Chen Xiang Hui, Zhang Wen Sheng, Xie Jia Quan, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung, Fang Hung, Kenneth*, Fan Cong Lai* and Yang Xiong Sheng**

* *Independent Non-executive Directors*

Please also refer to the published version of this announcement in South China Morning Post.

Note to Exhibit 167: no corresponding English version was filed



江蘇寧滬高速公路股份有限公司

JIANGSU EXPRESSWAY COMPANY LIMITED

（於中華人民共和國註冊成立的股份有限公司）

（股份代號：177）

海外監管公告

有限售條件的流通股第三批上市公告

本公告乃根據香港聯合交易所有限公司證券上市規則第13.09(2)條規定作出。

茲載列本公司在上海證券交易所網站及中國報章刊登的有限售條件的流通股第三批上市公告。

特此公告。

承董事會命
姚永嘉
董事會秘書

中國・南京　2007年7月24日

於本公告日，本公司董事為：

沈長全、孫宏寧、陳祥輝、張文盛、謝家全、范玉曙、崔小龍、張永珍、方鏗*、范從來*、楊雄勝**

**獨立非執行董事*

本公司及董事會全體成員保證公告內容的真實、準確和完整，對公告的虛假記載、誤導性陳述或者重大遺漏負連帶責任。

重要提示：

- 本次有限售條件的流通股上市數量爲 11,819,527 股
- 本次有限售條件的流通股上市流通日爲 2007 年 07 月 27 日

一、股權分置改革方案的相關情況

1、公司股權分置改革於 2006 年 04 月 24 日經相關股東會議通過，以 2006 年 05 月 12 日作爲股權登記日實施，於 2006 年 05 月 16 日實施後首次復牌，第一批流通時間爲 2007 年 5 月 16 日，第二批流通時間定於 2007 年 6 月 14 日，第三批流通時間定於 2007 年 7 月 27 日。

2、公司股權分置改革方案是否安排追加對價： 否

公司股權分置改革方案無追加對價安排。

二、股權分置改革方案中關於有限售條件的流通股上市流通有關承諾

（1）江蘇交通控股有限公司（簡稱“交通控股”）和華建交通開發中心（簡稱“華建交通”）特別承諾：

①交通控股和華建交通持有江蘇寧滬高速公路股份有限公司（簡稱“寧滬高速”）的原非流通股份自獲得上市流通權之日起，60 個月內不通過上海證券交易所掛牌交易出售；

②交通控股和華建交通在寧滬高速 2005-2008 年年度股東大會上提議並投贊成票：寧滬高速當年的現金分紅比例將不低於當年實現的可供投資者分配利潤的 85%。

（2）交通控股、華建交通、江蘇交通建設集團有限公司（簡稱“交通建設”）和江蘇省交通工程集團有限公司（簡稱“交通工程”）特別承諾：本次股權分置改革所發生的各種費用，全部由交通控股、華建交通、交通建設和交通工程協商承擔。

公司有限售條件的流通股股東未存在違背承諾行爲。

三、股改實施後至今公司股本結構變化和股東持股變化情況

1、股改實施後至今，是否發生過除分配、轉增以外的股本結構變化： 否

2、股改實施後至今，各股東持有有限售條件流通股的比例是否發生變化：有

股東持有有限售條件流通股的變化情況已於2007年5月11日刊登在公司第一批有限售條件流通股上市公告中。

四、大股東佔用資金的解決安排情況

是否存在大股東佔用資金： 否

公司不存在大股東佔用資金。

五、保薦機構核查意見

股改保薦機構名稱：華泰證券有限責任公司

保薦機構的結論性意見：江蘇寧滬高速公路股份有限公司相關股東履行了股改中作出的承諾；寧滬高速董事會提出的本次有限售條件的流通股上市申請符合《上市公司股權分置改革管理辦法》等相關規定。

六、本次有限售條件的流通股情況

1、本次有限售條件的流通股上市數量爲11,819,527股；

2、本次有限售條件的流通股上市流通日爲2007年07月27日；

3、有限售條件的流通股上市明細清單

序號	股東名稱	持有有限售條件的流通股股份數量	持有有限售條件的流通股股份佔公司總股本比例	本次上市數量(單位：股)	剩餘有限售條件的流通股股份數量
1	江蘇省海員工會	100000	0.002%	100000	0
2	南京市糧油儲運貿易公司	80000	0.002%	80000	0
3	宜興市振裕物資經營有限公司	200000	0.004%	200000	0
4	蘇州市滄浪區南門勞動服務公司	10000	0.000%	10000	0
5	蘇州電瓷廠有限公司	50000	0.001%	50000	0
6	太倉市水利局沙溪水利站	10000	0.000%	10000	0
7	大港油田集團有限責任公司	2000	0.000%	2000	0
8	鎮江市縱橫歐步地板有限公司	20000	0.000%	20000	0
9	溧陽市農村信用合作聯社	200000	0.004%	200000	0
10	中信銀行股份有限公司蘇州分行	100000	0.002%	100000	0
11	江蘇舜天股份有限公司	200000	0.004%	200000	0

12	無錫市惠山良城物資有限公司	30000	0.001%	30000	0
13	南京桂花鴨(集團)有限公司	10000	0.000%	10000	0
14	無錫南方電子有限公司	10000	0.000%	10000	0
15	江蘇省電力公司	100000	0.002%	100000	0
16	揚州水利建築工程公司	200000	0.004%	200000	0
17	揚州開發區宏大工貿有限公司	140000	0.003%	140000	0
18	蘇州市東益房產營銷有限責任公司	50000	0.001%	50000	0
19	北京萬策資本市場研究所	200000	0.004%	200000	0
20	南京醫藥股份有限公司	250000	0.005%	250000	0
21	蘇州軸承廠有限公司	30000	0.001%	30000	0
22	蘇州工業設備安裝集團有限公司	30000	0.001%	30000	0
23	北京鑫璽投資諮詢有限公司	50000	0.001%	50000	0
24	上海仁慶貿易有限公司	50000	0.001%	50000	0
25	蘇州市金閶房地產置業有限公司	60000	0.001%	60000	0
26	江蘇省電信實業集團有限責任公司	200000	0.004%	200000	0
27	常州交通建設投資開發總公司	1200000	0.024%	1200000	0
28	中國電信集團江蘇省電信公司	187527	0.004%	187527	0
29	尹阿莉	68000	0.001%	68000	0
30	劉民	70000	0.001%	70000	0
31	篤傳林	40000	0.001%	40000	0
32	王莉	12000	0.000%	12000	0
33	馬曉田	10000	0.000%	10000	0
34	廣州三新實業總公司	2000000	0.040%	2000000	0
35	上海瑞晟投資管理諮詢有限公司	4400000	0.087%	4400000	0
36	南京橡塑機械廠	40000	0.001%	40000	0
37	常州市鐘樓物業經營公司	20000	0.000%	20000	0
38	上海傲天船務塗裝裝飾工程有限公司	50000	0.001%	50000	0
39	常州電站輔機總廠常州市第二電機廠	20000	0.000%	20000	0
40	中聯實業股份有限公司	1000000	0.020%	1000000	0
41	江蘇弘業股份有限公司	200000	0.004%	200000	0
42	江蘇富陶車輛部件有限公司	20000	0.000%	20000	0
43	丁子文	100000	0.002%	100000	0
44	華建交通經濟開發中心	589006291	11.692%	0	589006291
45	江蘇交通控股有限公司	2742333070	54.436%	0	2742333070
46	其他全部賬戶	135254259	2.685%	0	135254259
合計		3478413147	69.047%	11819527	3466593620

4、本次有限售條件的流通股上市情況與股改說明書所載情況的差異情況：無

本次有限售條件的流通股上市情況與股改說明書所載情況完全一致。

5、此前有限售條件的流通股上市情況：

本次有限售條件的流通股上市爲公司第三次安排有限售條件（僅限股改形成）的流通股上市。

七、股本變動結構表

單位：股		本次上市前	變動數	本次上市後
有限售條件的流通股份	國家持有股份	2,742,578,825	0	2,742,578,825
	國有法人持有股份	589,059,077	0	589,059,077
	其他境內法人持有股份	146,775,245	-11,819,527	134,955,718
	有限售條件的流通股合計	3,478,413,147	-11,819,527	3,466,593,620
售條件的流通股份	A 股	337,334,353	+11,819,527	349,153,880
	H 股	1,222,000,000	0	1,222,000,000
	無限售條件的流通股份合計	1,559,334,353	+11,819,527	1,571,153,880
股份總額		5,037,747,500		5,037,747,500

特此公告。

江蘇寧滬高速公路股份有限公司董事會

2007 年 07 月 24 日

備查文件：

1、公司董事會有限售條件的流通股上市流通申請表

2、投資者記名證券持有數量查詢證明

3、保薦機構核查意見書

4、其他文件



江蘇寧滬高速公路股份有限公司

JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

(Code: 177)

NOTIFICATION OF BOARD MEETING

The board of directors of Jiangsu Expressway Company Limited (the "**Company**") hereby announces that the Tenth Session of the Fifth Board of Directors Meeting will be held at the Company's conference room at 238 Maqun Street, Nanjing, Jiangsu Province, the PRC on Friday, 17 August 2007 at 9:00 a.m. for the purpose of considering and approving the interim results of the Company for the six months ended 30 June 2007 and transacting other related businesses.

By Order of the Board
Yao Yong Jia
Secretary to the Board

Nanjing, 7 August 2007

As at the date of this announcement, Directors of the Company are:
Shen Chang Quan, Sun Hong Ning, Chen Xiang Hui, Zhang Wen Sheng, Xie Jia Quan, Fan Yu Shu, Cui Xiao Long, Chang Yun Tsung, Fang Hung, Kenneth*, Fan Cong Lai* and Yang Xiong Sheng*.*

* *Independent Non-executive Directors*

Note to Exhibit 169: no corresponding English version was filed



江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

（於中華人民共和國註冊成立的股份有限公司）

（股份代號：177）

海外監管公告

本公告乃根據聯交所證券上市規則第 13.09（2）條規定作出。

茲載列本公司在上海證券交易所網站及中國報章刊登的公司治理自查報告與整改計劃公告。

特此公告。

承董事會命
姚永嘉
董事會秘書

中國•南京，2007 年 8 月 17 日

於本公告日，本公司董事爲：沈長全、孫宏寧、陳祥輝、張文盛、謝家全、范玉曙、崔小龍、張永珍、方鏗*、范從來*、楊雄勝**

**獨立非執行董事*

公司治理自查報告與整改計劃

本公司董事會全體成員保證公告內容的真實、準確和完整，對公告的虛假記載、誤導性陳述或者重大遺漏負連帶責任。

根據中國證監會《關於開展加強上市公司治理專項活動有關事項的通知》的要求，江蘇寧滬高速公路股份有限公司（"本公司"）對照有關法律法規和公司內部規章制度，認真開展公司治理專項活動，按時完成自查工作。現將有關自查情況及整改計劃報告如下：

一、特別提示：公司治理方面存在的有待改進的問題

1、《公司章程》及相關公司內部治理制度有待進一步修訂的條款。

2、公司內部治理制度方面，尚未制定《募集資金管理制度》。

3、公司內控機制正在進一步提升，需建成系統的、完整的內部控制體系。

二、公司治理概況

本公司一直堅守良好的公司治理原則，建立了較完善的治理結構並規範運作，嚴格按照訂立的各項管治制度指導日常活動，並不時檢討公司的經營、管理行為，致力提高公司運作的合規性、獨立性和透明度，逐步建立和完善有效的內控機制，確保公司規範經營、穩健發展以及股東價值的持續提升。公司目前的治理概況如下：

1、**股東大會方面**，股東大會是最高權力機構，依法行使職權，決定公司重大事項。公司訂立了《股東大會議事規則》並得到切實執行，股東大會職責清晰，運作規範，歷次大會的召集、召開程序符合相關規定，提案審議符合法定程序。公司平等對待所有股東，保證所有股東對本公司重大事項的知情權和決策權，設立了方便公眾投資者參與決策的制度安排。公司盡力通過各種有效方式為股東行使權力提供便利，確保中小股東的話語權。

2、**董事會運作方面**，公司董事會職責明確、組成合理，在《公司章程》規定的職權範圍內嚴格按照《董事會議事規則》所規定的程序行使決策權，運作有效，發揮了決策、指導以及檢查監督的職能。董事的提名及委任嚴格按照程序進行，在董事的選舉程序上已經引入累積投票制度，成員具有不同的行業背景，在經驗、技能等方面保持了多樣性。董事秉承誠信勤勉的治理理念認真履行職責，並付出了足夠的時間和精力處理公司事務，在履行職責時能夠獲得足夠的資源和信息支持。

公司董事會下設立戰略委員會、審計委員會和提名、薪酬與考核委員會，各委員會訂立了明確的工作細則，協助董事會加強在戰略發展、項目投資、財務報告、人力資源等方面的規範管理，有效提高了公司的治理水平和運作效率。

3、**監事會運作方面**，公司訂立了《監事會議事規則》並得到切實執行，成員設置合理。監事會向全體股東負責，依法獨立行使公司監督權，依法出席、列席公司股東大會和董事會，對公司決策的程序性和合法性以及決策執行情況進行監督，並及時提醒董事會和經理層關注可能存在的風險，保護本公司資產安全，降低財務和經營風險，維護公司和股東的合法權益。

4、**經理層運作方面**，公司總經理及其他高級管理人員在《公司章程》和《總

經理工作細則》規定的職權範圍內忠實勤勉地履行職責，董事會與管理層職能分開，以確保權力和授權分佈均衡，經理層能夠對公司日常經營管理活動實施有效控制，保持在人事安排以及管理運作等方面的獨立性，內部問責機制健全，不存在越權行使職權的行爲，不存在"內部人控制"現象。

5、**內控機制執行方面**，公司各項管理制度健全，內容完善，涉及經營管理的各個層面，在實際運行中得到了充分的貫徹執行，對公司運營和業務操作流程起到了有效的監督、指導和控制作用，異地分子公司管理控制有效，不存在重大失控風險。內部審計職能在公司得到了較好地發揮，定期對本公司財務狀況、經營及內部控制活動進行檢查、監督與評價，並聘任外部審計機構分別按照中國及香港會計準則定期對本公司財務報告進行審計，並以審計報告的形式提供獨立客觀意見。公司的內控系統目前正在完善中，個別制度建設也需要進一步補充完善。

6、**公司獨立性方面**，公司在經營運作和管理方面具有較強的獨立性，控股股東行爲規範，依法行使出資人的權利，無利用其特殊地位謀取額外利益的情況。本公司與控股股東在業務、資產、人員、機構、財務上分開，具有完整的業務與自主經營能力，內部各項決策獨立於控股股東。公司與控股股東及其他關聯單位的關聯交易嚴格履行相關程序，定價公平合理。由於公司與控股股東在業務上有所趨同，客觀上存在同業競爭，但並未對公司正常的業務經營造成明顯影響。

7、**公司透明度方面**，本公司忠實履行法定信息披露義務，及時、真實、準確和完整地披露重大經營管理活動信息，確保所有股東有平等、充分的知情權。董事會秘書具有履行職責所必須的權限，對公司重大事項的知情權和信息披露建議權得到充分保障。公司一直致力於提高信息披露的質量與數量，主動通過積極的投資者關係活動加強與投資者的溝通交流，提升公司運作的透明度。公司信息

披露工作的保密機制完善，禁止任何信息洩漏事件和內幕交易的行爲發生。

三、公司治理存在的問題及原因

公司一直致力於維持高質量的公司治理，規範、獨立和透明的公司治理理念在經營管理中得到了較好的貫徹和實施，公司目前已建立了較爲完善的公司治理架構，實際運作中也基本滿足境內外監管要求，但仍存在尚待改進的環節，主要包括：

1、《公司章程》及相關公司內部治理制度有待進一步修訂的條款。本公司已對照《上市公司章程指引》的內容對《公司章程》的大部分條款作了修訂，由於本公司同時在香港上市，須執行《到境外上市公司章程必備條款》的規定。目前執行的《必備條款》仍爲國務院證券委員會和國務院經濟體制改革委員會於 1994 年頒佈的版本，尚未根據 2006 年新修訂的《公司法》和《證券法》作相應調整，部分條款有所偏離，因此《公司章程》中有個別條款尚未能完全符合《章程指引》的要求，待國家頒佈新的《必備條款》修訂意見後，本公司將及時補充完善，並對相關公司內部治理制度作跟進修正。

2、公司內部治理方面，尚未制定《募集資金管理制度》。公司最近一次資金募集事項爲於 2000 年 12 月發行的人民幣普通股 1.5 億股，籌集資金淨額爲人民幣 6.145 億元。根據招股書資金使用計劃，募集資金已於 2001 年全部使用完畢，資金所投項目、投資金額均按招股說明書承諾執行，不存在募集資金用途變更的情況。自此次資金募集至今，公司未發生新的資金募集事項，也無募集資金節餘，而且近期公司也無通過股本、債券融資的計劃，因而忽略了該制度的建設。通過本次自查，公司發現了在這方面制度建設的缺漏，公司將會儘快根據有關規定建

立該制度。

3、公司內控機制有待於進一步提升，需建成系統的、完整的內部控制體系。公司於 2003 年即建立了質量、環境、職業健康安全三標一體的國際標準化管理體系，對公司管理流程和業務操作規範起到很好的指導和監控作用，公司每個運作環節，包括運營、財務、內務等各部門都制定了嚴格的內控制度。同時，公司內部審計職能得到了較好地發揮，定期對公司財務狀況、經營及內部合規控制活動進行檢查、監督與評價，減小風險。公司管理層也定期向審核委員會及董事會匯報有關內部監控的情況，由全體董事評核。這些制度和措施都基本達到了內部控制的實際效果。爲了在內控機制的系統性、執行流程和效率方面都得到進一步改善，公司從今年年初開始按照財政部《企業內部控制規範－基本規範》、上海證券交易所《上市公司內部控制指引》以及香港聯交所的《企業管制常規守則》的要求進行內部控制體系的整合，將於年底前完成所有工作。

四、整改措施、整改時間及責任人

序號	整改措施	整改時間	責任人
1	進一步完善《公司章程》及相關公司內部治理制度	結合《必備條款》的修訂進度及時進行	沈長全 姚永嘉
2	制定《募集資金管理制度》	2007 年 9 月 30 日前	姚永嘉
3	完成系統的、整體的內部控制體系整合	2007 年 12 月 31 日前	劉偉

五、有特色的公司治理做法

公司早期便實現了香港與國內的兩地上市，並在美國證券市場建立了 ADR 交易系統，多個市場的有效監管對公司治理與規範化運作是一個很大的提升，通過參與國際市場的運作，引進國際先進的管理理念與管理模式，使公司具有了良好的公司治理結構和規範的運作模式，保證了公司的持續穩步發展。自上市以來，公司一直以國際化爲導向，恪守不同市場的監管要求，保持了良好的治理基礎以及規範的運作程序，致力提升公司管治水平，樹立了規範健康的企業形象，在某些方面逐步形成了符合公司運作實際、行之有效的做法。

1、**投資者關係管理**：公司管理層一貫注重積極的投資者關係，在監管部門的指引下逐步形成了工作規範，並根據公司不同時期的發展需要制定投資者關係發展戰略。公司採用多種方式主動加強與投資者的溝通和雙向交流，包括參加各大型機構舉辦的投資論壇、召開業績推介會、新聞發佈會、電話會議、舉行境內外路演、日常與投資者和分析員見面、及時回應投資者垂詢等靈活多樣的方式，並在公司網站專門設立了投資者關係欄目，定期公佈有關經營動態及資訊信息等投資者感興趣的資料，使不同類型的投資者及時獲取和準確理解公司信息，提高公司透明度。公司在將信息有效地傳遞給投資者的同時，也向投資者收集信息，通過他們的反饋提升公司治理，達到投資者與公司良性互動的最佳效果。

2、**標準化管理體系**：結合高速公路管理存在的質量、環境、職業健康安全等因素，公司開展了 ISO9001 質量管理體系、ISO14000 環境管理體系和 OHSAS18001 安康體系三項認證的貫標工作，並於 2003 年通過 CQC（中國質量認證中心）認證，成爲我國首家同時通過三個國際標準體系認證的高速公路管理企業，標誌著公司管理體系在系統化、規範化、標準化上取得了重大突破。結合公司業務進展，公司對貫標體系文件和體系外管理文件持續進行修訂、完善和升級，使之有效運行，對公司管理流程和業務操作規範起到很好的指導和監控作用。

3、客戶滿意度評價：公司在同行業中首次研究開發了客戶滿意度評價體系，並成功組織了實施，把社會對公司服務工作的反饋評價建立在客觀、科學的基礎上，進而實現對服務質量的持續改進，不斷提升對客戶的優質服務水平。

4、綜合管理信息系統：公司為了提高內部流程的運轉效率建立了信息化網絡管理系統，以計算機網絡和計算機應用為手段，提高公司各類信息、數據的採集、統計和分析能力，並根據公司業務進展不斷對綜合管理信息系統及各子系統進行優化、改造和功能擴展。綜合管理信息系統延伸到各異地管理處，各管理處的運營情況及數據能及時匯總到公司本部，公司通過暢通的信息溝通平台實現了對異地分支機構的有效管理。

5、企業文化建設：公司始終重視企業文化建設，努力打造符合時代精神、具有強烈的寧滬人文特性，科學、系統的寧滬文化體系，使寧滬文化成為推動公司發展的內在動力。2006 年，公司在總結 10 年發展經驗的基礎上，確定了寧滬人精神、企業宗旨和管理原則，並通過系列的培訓、宣講、舉辦企業文化活動等各種方式，將公司文化的要素導入管理的各個層面，將公司文化的內涵融入到日常的具體工作中，使寧滬文化的內涵固化於制、內化於心、外化於形，提升公司各項管理工作，引領企業的發展，不斷增強公司的綜合競爭實力。

公司有特色的公司治理和規範的企業運作得到了市場的充分認可和權威機構的肯定。2006 年公司在香港會計師公會舉辦的香港上市公司最佳信息披露評選活動中榮獲"最佳企業管治披露大獎"H 股上市公司類別最高獎項——鑽石獎。2007 年，在中國社科院公司治理中心發佈的"2007 年度中國上市公司 100 強公司治理評價報告"中，本公司名列前 20 強。

六、其他需要說明的事項

1、公司控股股東並未設立附屬財務機構，本公司不存在存款於控股股東附屬財務機構的情形。

七、評議與溝通

本報告附件《江蘇寧滬高速公路股份有限公司關於上市公司治理專項活動自查事項的說明》已登載於上海證券交易所網站（www.sse.com.cn）及本公司網站（www.jsexpressway.com），歡迎監管部門、廣大投資者和社會公眾對公司治理情況進行監督評議並提出寶貴意見和建議。

聯繫人　：姚永嘉、江濤

聯繫電話：025－84469332、025-84362700－301836

公司傳真：025－84466643

電子郵箱：nhgs@jsexpressway.com

公司地址：江蘇省南京市馬群街238號

附件:《江蘇寧滬高速公路股份有限公司關於公司治理專項活動自查事項的說明》

江蘇寧滬高速公路股份有限公司

2007年8月17日

關於上市公司治理專項活動自查事項的說明

根據中國證監會《關於開展加強上市公司治理專項活動有關事項的通知》(證監公司字[2007]28號)的文件精神和要求，江蘇寧滬高速公路股份有限公司(以下簡稱“本公司”或“公司”)本著實事求是的原則，嚴格對照有關法律法規及公司內部規章制度，對本公司治理現狀進行了自查，並將有關自查事項說明如下：

一、公司基本情況、股東狀況

(一)公司的發展沿革、目前基本情況；

本公司是經江蘇省經濟體制改革委員會蘇體改生〔1992〕151號文批准，由江蘇省交通廳、江蘇省交通工程公司、江蘇公路橋樑建設公司及江蘇省汽車運輸公司作爲發起人，以發起方式設立，於1992年8月1日在江蘇省工商行政管理局註冊登記的股份有限公司，設立初期的註冊資本爲人民幣65,300萬元。

公司設立初期的主要業務爲興建滬寧高速公路江蘇段工程，經江蘇省體改委蘇體改生〔1993〕211號文批准，公司以定向募集方式增發5億股法人股(每股1元)，分兩期發行，第一期於1993年9月按每股1元的發行價格共發行2億股；第二期於1994年6月按每股1.8元的發行價格共發行3億股。所有募集資金全部投資於滬寧高速公路江蘇段的建設。

1994年11月，公司被國務院批准爲“中國基本建設社會募集股份制試點企業”。1996年12月31日，國務院證券委員會證委發〔1996〕67號文同意公司作爲境外上市預選企業。公司依照《中華人民共和國公司法》和赴境外上市相關法規的規定進行了規範化重組，重組方案經國家體改委體改生〔1997〕84號文

批准。1997 年 6 月 4 日，經國務院證券委員會證委發〔1997〕38 號文批准，公司按每股 3.11 港幣的發行價格，在境外發行境外上市外資股（H 股）122,200 萬股，並於 1997 年 6 月 27 日在香港聯合交易所上市。股票簡稱爲“江蘇寧滬”，股票代碼爲“0177”。

經中國證監會證監發行字［2000］177 號文批准，本公司已於 2000 年 12 月 22 日至 12 月 23 日發行了每股面値 1.00 元的人民幣普通股 15,000 萬股，每股發行價人民幣 4.20 元，並於 2001 年 1 月 16 日在上海證券交易所掛牌交易，股票簡稱“寧滬高速”，股票代碼“600377”。

2002 年 12 月 23 日，本公司第一級美國預托證券憑證計劃（ADR）生效，並在美國場外市場掛牌交易，ADR 簡稱“JEXWW”，證券代碼“477373104”。

2006 年 4 月 24 日，本公司召開股權分置改革 A 股相關股東會議，審議通過了公司股權分置改革方案。2006 年 5 月 16 日起，公司所有非流通股股東持有的非流通股股份獲得 A 股上市流通權，公司股權分置改革工作完成。

截至目前，本公司總股本爲 503,774.75 萬股。公司經營範圍爲：主要從事投資、建設、經營和管理滬寧高速公路江蘇段及本集團擁有或參股有關江蘇省境內的收費公路，並發展該等公路沿線的客運及其他輔助服務業（包括加油、餐飲、購物、汽車維修、廣告及住宿等）。

本公司爲江蘇省唯一的交通基建類上市公司，核心業務是收費路橋的投資、建設、營運和管理，除滬寧高速公路外，公司還擁有寧滬二級公路江蘇段、錫澄高速公路、廣靖高速公路、寧連高速公路南京段、江陰長江公路大橋以及蘇嘉杭高速公路等位於江蘇省內的收費路橋全部或部分權益。本公司的經營區域位於中國經濟最具活力的地區之一——長江三角洲，公司所擁有或參股路橋項目是連接江蘇省東西及南北陸路交通大走廊，活躍的經濟帶來了交通的繁忙。本公司核心資產滬寧高速公路江蘇段連接上海、蘇州、無錫、常州、鎮江、南京 6 個大中城市，已成爲國內最繁忙的高速公路之一。

(二)公司控制關係和控制鏈條，請用方框圖說明，列示到最終實際控制人；


江蘇省國資委
100%
江蘇交通控股有限公司
54.44%
本公司

(三)公司的股權結構情況，控股股東或實際控制人的情況及對公司的影響；

股權結構	股權性質	股份數（股）	所佔比例%
江蘇交通控股有限公司	有限售條件流通股	2742340507	54.44
華建交通經濟開發中心	有限售條件流通股	589007889	11.69
H股股東	流通股	1222000000	24.26
A股股東	流通股	484399104	9.61
合計		5037747500	100

本公司控股股東江蘇交通控股有限公司由江蘇省政府出資設立，授權其爲具有投資性質的國有資產經營單位和投資主體，法人代表：沈長全，註冊資原爲本人民幣46億元，2004年9月15日與江蘇省另一交通投資主體江蘇交通產業集團有限公司合併後重新辦理工商變更登記，現註冊資本爲人民幣168億元，其經營範圍爲：在省政府授權範圍內，從事國有資產經營、管理；有關交通基礎設施、交通運輸及相關產業的投資、建設、經營和管理，按章對通行車輛收費；實業投資，國內貿易。

本公司與控股股東在業務、資產、人員、機構、財務上分開，具有完整的業務獨立性與自主經營能力。控股股東通過公司股東大會依法行使股東權利，無利用其特殊地位謀取額外利益的情況發生。

(四)公司控股股東或實際控制人是否存在“一控多”現象，如存在，請說明對公司治理和穩定經營的影響或風險，多家上市公司之間是否存在同業競爭、關聯交易等情況；

除本公司以外，公司控股股東江蘇交通控股有限公司並未控制其他上市公司，不存在“一控多”的現象。

(五)機構投資者情況及對公司的影響；

截至 2007 年 3 月 31 日，本公司主要機構投資者情況如下：

股東名稱	持股數量	持股比例%	股份種類
JPMorgan Chase & Co.	142,515,994	2.83	H 股
Schroder Investment Management Limited	99,098,000	1.97	H 股
Fidelity International Limited	98,241,987	1.95	H 股
Newton Investment Management Ltd	74,134,000	1.47	H 股
Sumitomo Mitsui Asset Management Company Limited	73,180,000	1.45	H 股
HSBC Halbis Partners (Hong Kong) Limited	69,738,000	1.38	H 股
Winner Glory Development Ltd	12,000,000	0.24	H 股
銀河證券有限責任公司	7,983,572	0.16	A 股
國泰君安－工行－Dresdner Bank Aktiengesellscha	1,209,990	0.024	A 股
國際金融－渣打－Citigroup Global Markets Limited	1,003,341	0.02	A 股

公司機構投資者主要爲境內外投資基金，其成熟的投資理念、對行業的深刻理解以及對公司價值的深入挖掘也反映出公司的業務及價值在市場中的認可程度，對公司的企業形象以及行業內的影響力的提升都能起到積極的作用。機構投資者的持倉量表明了市場對公司未來發展潛力的信心，同時他們與管理層日常的密切聯繫也有利於促進公司的透明度和規範化，提升公司治理水平。

(六)《公司章程》是否嚴格按照《上市公司章程指引(2006年修訂)》予以修改完善。

本公司在香港發有H股並在國內發有A股，《公司章程》按照原國務院證券委員會及國家經濟體制改革委員會發佈的《到境外上市公司章程必備條款》及相關補充規定制定，並根據中國證監會、聯交所和上交所不時頒佈或修訂的制度及規定作了相應的修訂和完善。

根據中國證監會"關於印發《上市公司章程指引（2006年修訂）》的通知"相關規定，發行境外上市外資股或者既發行內資股又發行境外上市外資股的上市公司，應當繼續執行《到境外上市公司章程必備條款》的規定，同時參照《上市公司章程指引（2006年修訂）》對公司章程進行修訂。2007年，本公司對照中國證監會有關要求對《公司章程》進行了修訂和完善，並已提交公司2006年度股東周年大會審議通過，但所涉及的必備條款未作變動。

二、公司規範運作情況

(一)股東大會

1、股東大會的召集、召開程序是否符合相關規定；

公司歷次股東大會的召集、召開程序均符合本公司章程及《股東大會議事規則》的相關規定。

2、股東大會的通知時間、授權委託等是否符合相關規定；

公司嚴格按照本公司章程及《股東大會議事規則》的相關規定，在股東大會召開前規定時間發出會議通知，在股東或股東代理人出席會議時，董事會秘書室工作人員會對其身份證明、持股憑證、授權委託書等材料作認真查驗，確保出席會議的股東及其代理人具有合法有效資格。

3、股東大會提案審議是否符合程序，是否能夠確保中小股東的話語權；

股東大會提案審議程序委託符合本公司章程及《股東大會議事規則》的相關規定。根據股東大會有關程序，本公司於會議 45 天前發出通知，鼓勵所有股東出席股東大會，若涉及需要進行網絡投票的議案，本公司亦提供網絡投票平台。公司儘量通過各種有效方式，爲股東行使權利提供便利，確保中小股東的話語權。

4、有無應單獨或合併持有公司有表決權股份總數 10%以上的股東請求召開的臨時股東大會，有無應監事會提議召開股東大會？如有，請說明其原因；

本公司至目前召開的各次股東大會均由董事會召集，無應單獨或合併持有公司有表決權股份總數 10%以上的股東請求召開的臨時股東大會。

2005 年 4 月 22 日，本公司四屆七次監事會將公司章程修改議案作爲臨時提案提交 2004 年股東周年大會審議，原因是上海證券交易所在公司宣佈了股東周年大會通知後臨時要求公司修改公司章程有關條款，根據股東大會提案程序只可由監事會提交有關臨時提案。

5、是否有單獨或合計持有 3%以上股份的股東提出臨時提案的情況？如有，請說明其原因；

本公司未遇到單獨或合計持有 3%以上股份的股東提出臨時提案的情形。

6、股東大會會議記錄是否完整、保存是否安全；會議決議是否充分及時披露；

公司股東大會有完整的會議記錄，並由董事會秘書室專人妥善保管。會議決議按照相關規定在股東大會次日公告，相關信息能夠充分、及時披露。

7、公司是否有重大事項繞過股東大會的情況，是否有先實施後審議的情況？如有，請說明原因；

本公司根據境內、外上市規則、《公司章程》以及其他公司治理規則的要求，嚴格執行重大事項的審批程序及履行相關披露義務，不存在有重大事項繞過股東大會的情況，也不存在先實施後審議的情況。

8、公司召開股東大會是否存在違反《上市公司股東大會規則》的其他情形。

公司股東大會一直認真執行《上市公司股東大會規則》、《公司章程》等相關規定，會議聘請有資質的律師出席見證並出具法律意見書，不存在違反相關規定的情形。

(二)董事會

1、公司是否制定有《董事會議事規則》、《獨立董事制度》等相關內部規則；

公司於 2002 年即訂立《董事會議事規則》、《獨立董事工作細則》，以及《戰略委員會工作細則》、《審計委員會工作細則》和《提名、薪酬及考核委員會工作細則》，並根據不時頒佈或修訂的各項規定以及公司實際情況，及時對這些條例進行了補充和完善。

2、公司董事會的構成與來源情況；

本屆董事會是本公司成立以來的第五屆董事會，由 11 名董事組成，其中 4 名爲獨立非執行董事，任期從 2006 年 6 月至 2009 年股東大會召開之日。董事人員由公司股東或董事會提名，經股東大會選舉產生。董事會成員構成情況如下：

姓名	職務	在股東單位任職情況	首次任公司董事時間
沈長全	董事長	江蘇交通控股有限公司董事長	2001 年
謝家全	董事、總經理	—	2004 年
張文盛	非執行董事	華建交通經濟開發中心副總經理	2002 年
孫宏寧	非執行董事	江蘇交通控股有限公司副總經理	2003 年

陳祥輝	非執行董事	江蘇交通控股有限公司副總經理	2001 年
範玉曙	非執行董事	江蘇交通控股有限公司財務審計部部長	1997 年
崔小龍	非執行董事	江蘇交通控股有限公司營運安全部部長	2001 年
張永珍	獨立非執行董事	—	1997 年
方鑾	獨立非執行董事	—	2000 年
楊雄勝	獨立非執行董事	—	2002 年
范從來	獨立非執行董事	—	2005 年

3、董事長的簡歷及其主要職責，是否存在兼職情況，是否存在缺乏制約監督的情形；

沈長全，本公司董事長，戰略委員會主席。1948 年出生，經濟師。沈先生自 1981 年起曾任吳縣縣長、縣委書記；自 1992 年起擔任蘇州市副市長,長期主管蘇州市的城市與交通建設,並在 1992 至 1997 年期間主持蘇州高新技術開發區開發建設，具有豐富的工程與管理經驗；2001 年 1 月任江蘇交通控股有限公司董事長。

公司董事長負責領導董事會制定戰略並實現集團目標，主要職責包括：主持和協調董事會工作，確保董事會有效運作；保證董事能夠獲得準確、及時和清晰的信息，促使董事作出有效貢獻；監察董事會決議的執行情況；以及與股東進行有效溝通等。公司一直致力提升治理水平，建立了相對完善的“三會”治理機制、健全的管理制度和規則、有效的內部組織架構等措施，在內部建立起權力的

制衡與約束，有效保障了公司的科學決策和獨立的經營管理，不存在缺乏制約監督的情形。

4、各董事的任職資格、任免情況，特別是國有控股的上市公司任免董事是否符合法定程序；

公司在董事會轄下設立提名、薪酬與考核委員會，由其對董事人選的委任、重選、罷免以及履行程序提出建議，提交董事會審議，最終經由股東大會選舉決定，本公司在董事的選舉程序上已經引入累積投票制度。在甄選過程中，提名委員會的參考準則包括有關人士的誠信、其在有關行業的成就及經驗、其專業及教育背景、以及其投入的程度，包括能夠付出的時間及對相關事務的關注等。

5、各董事的勤勉盡責情況，包括參加董事會會議以及其他履行職責情況；

公司所有董事均勤勉盡職，忠實履行董事責任，積極出席董事會及各專門委員會的會議，檢查公司業務目標的完成情況，並對董事會討論的事項提供專業和獨立意見。每次董事會會議皆有大部分董事親身出席或委託他人代爲投票，或通過其他方式積極參與，各次董事會會議及轄下委員會會議的出席率均達到法定要求。同時，各董事亦能積極參加監管機構組織的各類培訓，提高規範運作水平。

6、各董事專業水平如何，是否有明確分工，在公司重大決策以及投資方面發揮的專業作用如何；

公司現任董事在企業管理、金融證券、財務管理、路橋建設、風險管理、項目投資、人力資源等不同範疇具有較豐富的專業知識和管理經驗，通過出席董事會及各專門委員會會議，對所討論的事項提供獨立判斷和專業意見，爲保障公司及股東利益提供了良好的監察和平衡作用。

董事根據各自的專業經驗和特長在董事會三個專門委員會中任職，分別負責監察公司不同範疇的事務，在協助董事會對相關事項進行有效討論及作出科學決策方面發揮了重大作用。

7、兼職董事的數量及比例，董事的兼職及對公司運作的影響，董事與公司是否存在利益衝突，存在利益衝突時其處理方式是否恰當；

本公司董事會中只有 1 名執行董事，佔董事總人數的 1/11，其餘 10 名董事在公司股東單位或其他單位任職，在本公司未擔任除董事以外的其他任何職務，董事的兼職情況對董事會嚴格檢討及監控公司的管理和運作程序不會帶來負面影響。

根據《公司章程》及《董事會議事規則》，在董事會審議的交易及事項涉及董事個人利益時，該名董事將會回避且無表決權；如在關聯企業任職的董事，董事會審議本公司與關聯企業的交易時，該名董事將作爲關聯人士回避且無表決權。公司在實際運作過程中均按此處理。

8、董事會的召集、召開程序是否符合相關規定；

公司董事會會議的召集、召開程序符合《公司章程》、《董事會議事規則》等相關規定。

9、董事會的通知時間、授權委託等是否符合相關規定；

公司董事會會議的通知時間、授權委託等符合《公司章程》、《董事會議事規則》等相關規定。

10、董事會是否設立了下屬委員會，如提名委員會、薪酬委員會、審計委員會、投資戰略委員會等專門委員會，各委員會職責分工及運作情況；

本公司董事會目前設立了3個專門委員會，包括戰略委員會、審計委員會，以及提名、薪酬與考核委員會，各委員會定有詳細的工作細則。董事會充分考慮各位董事的專業技能及經驗選任委員會成員，使各委員會的工作能高效開展。其中審計委員會及提名、薪酬與考核委員會的成員大部分由獨立非執行董事組成。

戰略委員會有成員5人，全是非執行董事，其中1人為獨立非執行董事。戰略委員會主要職責是研究和審查公司的戰略發展方向，制定公司戰略規劃，審查公司重大戰略發展事項，監控戰略的執行。2006年度戰略委員會共召開3次會議。

審計委員會有成員3人，全是非執行董事，其中2人為獨立非執行董事，並有委任一名專業資格和財務管理專業經驗的獨立董事。審計委員會主要負責監督

公司及其附屬公司的內部審計制度及其實施；審核公司及其附屬公司的財務信息及其披露；審查公司及其附屬公司內控制度，包括財務監控及風險管理等，對重大關聯交易進行審計以及公司內、外部審計的溝通、監督和核查工作。2006 年度審計委員會共召開 4 次會議。

提名、薪酬與考核委員會有成員 4 人，全是非執行董事，其中 3 人爲獨立非執行董事。委員會主要職責是審議和制定公司人力資源發展策略和規劃，對董事和高級管理人員的人選、選擇標準和程序進行研究並提出建議，研究和審議公司的薪酬政策，並對董事的獨立性和盡職情況進行評核。2006 年度提名、薪酬與考核委員會共召開 2 次會議。

11、董事會會議記錄是否完整、保存是否安全，會議決議是否充分及時披露；

公司歷次董事會都有完整的會議記錄，並由董事會秘書室專人妥善保管。根據上市規則及本公司章程、《董事會議事規則》等相關規定，經與會董事簽字確認的會議決議在會議結束後均及時報送交易所，並按規定充分、及時披露。

12、董事會決議是否存在他人代爲簽字的情況；

親自出席會議的董事均由本人簽署董事會決議；因故無法親身出席會議的董事，在對會議材料及審議事項充分審閱的基礎上，以書面形式委託其他董事代爲出席及表決，授權委託書上並清晰表明委託董事對審議事項的意見，受託董事根據其授權在董事會決議上代爲簽字。

13、董事會決議是否存在篡改表決結果的情況；

本公司董事會決議爲實名表決，由各與會董事或授權董事對表決事項審議無疑義後當場簽署確認，由董事會秘書妥善保存，不存在篡改表決結果的情況。

14、獨立董事對公司重大生產經營決策、對外投資、高管人員的提名及其薪酬與考核、內部審計等方面是否起到了監督諮詢作用；

本公司董事會有獨立董事 4 名，佔董事會成員的三分之一以上，並有委任一名專業資格和財務管理專業經驗的獨立董事。獨立董事在企業管理、金融證券、財務管理、人力資源等不同範疇具有豐富的專業知識和管理經驗，分別在董事會各委員會中擔任重要職務，審計委員會及提名、薪酬與考核委員會均由獨立董事佔多數，並由獨立董事擔任委員會主席。

本公司獨立董事均能按照相關法律、法規以及《獨立董事工作細則》的要求，以審愼負責、積極認真的態度出席董事會和專門委員會，以其專業知識和經驗，對所討論決策的有關重大事項提供專業建議和獨立判斷。2006 年度，獨立董事通過參與董事會及專門委員會對公司的投融資決策、關聯交易、高管人員提名、內部控制以及股權分置改革等重大事項進行了審核並發表獨立意見，爲維護公司及股東整體利益起到了良好的監察及平衡作用。

15、獨立董事履行職責是否受到上市公司主要股東、實際控制人等的影響；

本公司獨立董事按照相關法律、法規以及《獨立董事工作細則》的要求發表獨立意見，履行獨立職責，其行爲不受公司主要股東、實際控制人、或者其他與公司存在利害關係的單位或個人的影響。

16、獨立董事履行職責是否能得到充分保障，是否得到公司相關機構、人員的配合；

公司保障獨立董事與其他董事享有同等的知情權，所有董事在任期間都能通過董事會秘書及時獲得公司各項重大事項的相關資料和信息，以及上市公司董事需遵守的法規及其他持續責任的相關資料和最新動向，公司管理層亦通過董事會及專門委員會定期向所有董事匯報業務進展及財務狀況。根據《公司章程》及有關規定，獨立董事有權根據行使職權、履行職責或業務的需要聘請獨立專業機構爲其服務，由此發生的合理費用由公司承擔。獨立董事履行職責能得到公司相關機構、人員的充分配合及保障。

17、是否存在獨立董事任期屆滿前，無正當理由被免職的情形，是否得到恰當處理；

本公司不存在獨立董事任期屆滿前無正當理由被免職的情形。

18、獨立董事的工作時間安排是否適當，是否存在連續 3 次未親自參會的情況；

公司盡可能爲獨立董事參加董事會及專門委員會提供便利，使各獨立董事能作出適當的時間安排。本屆董事會不存在獨立董事連續 3 次未親自參會的情況。

19、董事會秘書是否爲公司高管人員，其工作情況如何；

本公司董事會秘書爲公司高管人員，主要負責本公司的信息披露、投資者關係管理和企業管治、股權管理方面的工作以及協調董事會、監事會及專門委員會的工作。董事會秘書的工作得到公司管理層和各相關部門的有力支持，公司設立專門的董事會秘書室開展相關事務，各項工作開展順暢。

20、股東大會是否對董事會有授權投資權限，該授權是否合理合法，是否得到有效監督。

根據《公司章程》條款規定，董事會在決策參與風險項目投資時，其投資額每年不超過公司經審計淨資產的 1%，累計投資額不超過公司淨資產的 5%。該權限根據上市規則及相關規定以及本公司實際情況制定，合法合理，董事會在實際決策過程中完全按此執行，從未發生過超過權限的情形。

(三)監事會

1、公司是否制定有《監事會議事規則》或類似制度；

公司於 2002 年即訂立《監事會議事規則》，並根據不時頒佈或修訂的各項規定以及公司實際情況，及時對規則進行了補充和完善。

2、監事會的構成與來源，職工監事是否符合有關規定；

本屆監事會是本公司第五屆監事會，由 5 名監事組成，其中 3 人爲股東代表監事，2 人爲職工代表監事。職工代表監事由公司職工代表大會選舉產生，經過既定程序，符合有關規定。

3、監事的任職資格、任免情況；

本公司現任監事的任職資格符合相關法律法規及《公司章程》的規定，不存在與其相抵觸的情形。監事的任免符合法定程序，職工代表監事由公司職工代表大會選舉產生，其他監事由股東提名，並經股東大會採用累計投票制選舉產生。

4、監事會的召集、召開程序是否符合相關規定；

監事會的召集、召開程序符合《公司章程》、《監事會議事規則》等的相關規定。

5、監事會的通知時間、授權委託等是否符合相關規定；

監事會的通知時間、授權委託等符合《公司章程》、《監事會議事規則》等的相關規定，未能親身出席會議的監事以書面委託方式授權其他監事代爲表決。

6、監事會近3年是否有對董事會決議否決的情況，是否發現並糾正了公司財務報告的不實之處，是否發現並糾正了董事、總經理履行職務時的違法違規行爲；

本公司近3年未發生監事會否決董事會決議的情況；未發生監事代表公司向董事交涉或對董事起訴的事項；監事會未發現公司財務報告存在不實之處；未發現公司董事及高級管理人員履行職務時存在違反法律法規、《公司章程》或損害本公司利益的情況。

7、監事會會議記錄是否完整、保存是否安全，會議決議是否充分及時披露；

公司歷次監事會都有完整的會議記錄，並由董事會秘書室專人妥善保管。根據上市規則及本公司章程、《監事會議事規則》等相關規定，經與會監事簽字確認的會議決議在會議結束後均及時報送交易所，並按規定充分、及時披露。

8、在日常工作中，監事會是否勤勉盡責，如何行使其監督職責。

監事會向全體股東負責，依法獨立行使公司監督權，出席、列席公司的全部股東大會和董事會，對公司決策的程序性和合法性以及決策執行情況進行監督，在具體工作中以財務監督爲核心，同時對本公司董事、經理及其他高級管理人員的盡職情況進行監督，保護本公司資產安全，降低財務和經營風險，維護公司和股東的合法權益。2006年，監事會共召開3次會議，對公司依法運作、財務情況、收購及出售資產情況、關聯交易等方面進行了審核並發表獨立意見，對公司定期報告進行了審閱並出具書面意見。

(四)經理層

1、公司是否制定有《經理議事規則》或類似制度；

本公司於 2002 年已制定《總經理工作細則》並經董事會審議通過，明確了總經理的職責、權力和義務，並對經理層的經營管理行爲和決策執行程序進行了規範，以保證其有效行使職權並接受有效監督。

2、經理層特別是總經理人選的產生、招聘，是否通過競爭方式選出，是否形成合理的選聘機制；

公司設總經理 1 名，其他高級管理人員若干，包括副總經理、財務總監及董事會秘書。公司總經理、董事會秘書由董事會聘任或解聘，其他高級管理人員由總經理提名，經董事會批准聘任，任期屆滿經考核合格，可連聘連任。公司已設立提名、薪酬與考核委員會，負責指導和監察公司高管人員的任期考核工作安排和考核程序，並就高管人員的人選、選擇標準和程序等提出建議。

公司現任總經理的選聘，嚴格按照《公司章程》及《總經理工作細則》規定的條件和程序，根據公司不同階段的戰略發展需要，在交通系統內部物色經驗豐富之人士，經提名委員會對其選任資格審查、經董事會審議通過後聘任，聘任程序公正、透明，具有合理的選聘機制。

3、總經理的簡歷，是否來自控股股東單位；

謝家全，本公司董事、總經理，戰略委員會委員。1951 年出生，大學，研究級高級工程師。謝先生自 1978 年起在江蘇省交通規劃設計院擔任技術員、助工；1985 年起任江蘇省交通廳規劃計劃處副處長；1992 年起任江蘇省高速公路建設指揮部工程處副處長、計劃處處長、副總工程師、現場指揮、副總指揮；2003 年 7 月起任滬寧高速公路擴建工程指揮部副總指揮，2003 年 12 月起擔任本公司總經理。謝先生長期從事交通建設管理和高速公路營運管理，是具有豐富的高速公路建設、管理經驗的高級專家。公司總經理並非來自控股股東單位。

4、經理層是否能夠對公司日常生產經營實施有效控制；

根據《公司章程》和《總經理工作細則》，公司管理層對董事會負責，主要職權包括主持公司的生產經營管理工作、組織實施董事會決定的公司年度經營計劃和投資方案等，執行董事會決議。在其職權範圍內，管理層擁有充分的經營管理權，能夠對公司日常生產經營實施有效控制。

5、經理層在任期內是否能保持穩定性；

公司經理層在任期內能夠保持公司發展規劃、決策、人員等方面的相對穩定。

6、經理層是否有任期經營目標責任制，在最近任期內其目標完成情況如何，是否有一定的獎懲措施；

公司已建立以目標責任制爲基礎的考評體系。董事會於每年初審批公司年度經營管理績效目標，作爲年終評估管理層及公司整體表現的基礎，設定的關鍵績效目標一般包括年度收入、費用、利潤指標、內部管理以及安全生產和經營責任等。年末董事會對目標責任的履行及完成情況進行考核，根據考核結果給予適當獎懲，管理層的收入中有三分之一部分直接與考核結果掛鈎。公司管理層對各部門也有相應的考核制度，管理層根據年度經營管理總體目標制定工作任務，分解落實到各業務部門及人員，由總經理與各部門負責人簽訂年度目標責任狀，並定期檢查監督各部門的目標執行情況，年末進行考核。一直以來，公司管理層充分發揮管理團隊的積極性和創造力，克服困難，帶領全體員工圓滿完成了各年度的經營目標和業績目標，爲公司實現持續、穩健發展打下了堅實的基礎。

7、經理層是否有越權行使職權的行爲，董事會與監事會是否能對公司經理層實施有效的監督和制約，是否存在“內部人控制”傾向；

在本公司已訂立的《公司章程》及各項公司治理規則中，對股東大會、董事會、監事會及經理層的職權和權限進行了明確劃分，管理層在行使職權時不能超越其職權範圍及董事會決議。董事會和監事會通過定期會議對經理層的經營管理行爲及對董事會決議的執行情況進行有效的監督和控制，而且董事會中以非執行董事和獨立董事爲多數，不存在“內部人控制”傾向。

8、經理層是否建立內部問責機制，管理人員的責權是否明確；

公司通過建立以目標責任制爲基礎的績效考核體系，將經營管理目標和責任層層分解，經理層由董事會監督其執行情況並接受考核，各級管理人員訂立明確的崗位職責，以明確各人的重點工作任務、責任和目標等，並作爲考核與獎懲的基礎。

9、經理層等高級管理人員是否忠實履行職務，維護公司和全體股東的最大利益，未能忠實履行職務，違背誠信義務的，其行爲是否得到懲處；

經理層在其職權範圍內能夠忠實履行職責，維護公司和全體股東利益，未發生違背誠信義務的行爲。

10、過去3年是否存在董事、監事、高管人員違規買賣本公司股票的情況，如果存在，公司是否採取了相應措施。

本公司已根據香港交易所上市規則附錄10《上市公司董事進行證券交易的標準守則》及上交所的相關規定，結合公司實際情況，訂立了《董事、監事、高級管理人員及有關僱員進行證券交易的標準守則》，作爲規範相關人員買賣本公司證券的書面指引。經本公司定期向董事、監事和高管人員所作的特定查詢，過去3年該等人士均未持有或買賣本公司的任何證券。

(五)公司內部控制情況

1、公司內部管理制度主要包括哪些方面，是否完善和健全，是否得到有效地貫徹執行；

公司各項管理制度及規範分三級制定，第一級爲公司治理規則，主要是根據國家有關法律法規以及證券監管機構頒佈的各項規則制定的企業管治制度，包括公司章程、股東大會、董事會、監事會、各專門委員會議事規則、證券交易守則、信息披露管理制度等等；第二級爲公司根據自身業務特點及管理需要制定的各項內部管理制度，主要包括用工制度、財務制度、設備制度、各項規定等；第三級爲針對各項業務制定的工作規範，包括部門職責、崗位職責、業務操作流程及規範、責任規範、紀律規範等。公司的各項管理制度涉及經營管理的各個層面，內容全面，制度健全，在實際運行中得到了充分的貫徹執行，對公司規範運作和業務操作流程起到了有效的指導和控制作用。

2、公司會計核算體系是否按照有關規定建立健全；

公司按照《企業會計制度》、《企業會計準則》等有關規定，建立了符合上市公司要求、適合行業特點及公司管理操作實際的會計核算體系，並不斷健全和完善相關內部控制制度，以確保公司資產及會計信息的真實性、合法性和完整性。結合新的企業會計準則的實施，公司將繼續完善各項內部控制的會計制度，不斷改善現有會計核算體系，以適應新會計準則的要求。

3、公司財務管理是否符合有關規定，授權、簽章等內部控制環節是否有效執行；

公司根據有關規定要求，制定了系統完善的財務管理體系，包括制定健全完善的財務會計管理制度、合理設置崗位及職責分工達到有效的職務牽制效果、建立安全高效的財務處理系統、建立並實施規範的會計核算流程等，對預算管理、資產管理、資金管理、投資管理、收入管理、成本費用管理、稅務管理、財務風險管理等進行全方位有效控制，規範公司的財務管理行為。同時，公司也明確規定了管理層不同級別對公司成本費用開支、資金調撥等財務事項的審批權限及流程，嚴格遵循相關制度對財務事項進行授權審批，簽章手續完備齊全。

4、公司公章、印鑒管理制度是否完善，以及執行情況；

公司公章、印鑒管理制度完善，制定了《印章管理制度》，規範公章及其他印鑒的使用範圍、審批權限及用印程序等，在實際業務執行過程中，公司嚴格按照制度的要求履行公章及其他印鑒使用的審批、操作和登記手續等，並由專人負責公章及印鑒保管。

5、公司內部管理制度是否與控股股東趨同，公司是否能在制度建設上保持獨立性；

控股股東作為本公司的集團公司，在有關行業規章方面曾頒佈過一些制度需要公司參照執行，而公司根據自身的經營情況和治理要求制定相應的內部管理制度，以適應公司的業務特點和發展需求，根據《公司章程》的規定，公司的基本

管理制度由董事會負責制定，公司部門規章及業務流程由經理層負責制定。公司在制度建設上不受控股股東影響，能保持獨立性。

6、公司是否存在註冊地、主要資產地和辦公地不在同一地區情況，對公司經營有何影響；

公司註冊地與辦公地在同一地點。公司的所有經營資產分佈在江蘇省內的不同地區，通過各地設立的分支機搆或派出代表進行管理和溝通，並通過建立和完善相關組織架構和管理制度、建設暢通的信息溝通平台來實現對異地資產的有效管理，對公司的經營不存在不良影響。

7、公司如何實現對分支機搆，特別是異地分子公司有效管理和控制，是否存在失控風險；

對於各地設置的管理處，公司實行嚴格的管控制度，管理處作爲公司的一個業務部門，崗位及人員設置均由公司批准，公司本部的各業務部門對應管理處的各業務部門進行歸口管理，各管理處的運營、財務數據均能按規定及時匯總到公司本部，公司能夠及時、全面掌握各管理處的運營信息，並且公司通過每月一次的辦公會議對各管理處安排業務計劃及考核，現有的制度能夠對各管理處實行有效的管理和控制。

對於各控股子公司及參股公司，公司通過完善的設立章程及合作合同來規範所投資企業的經營行爲，保護公司作爲股東的合法權益。通過派出董事、監事或管理人員對子公司、聯營公司進行管理和監控，及時瞭解重大經營信息，公司財務部門及聘請的獨立審計師也定期或不定期對所投資企業進行財務檢查或審計，使公司能及時掌握所投資企業的財務狀況、經營成果和重大財務事項，爲公司準確、及時作出管理決策提供依據。

公司通過上述管理模式及有效執行相關管理制度，能夠對分支機構實行有效管理，不存在失控風險。

8、公司是否建立有效的風險防範機制，是否能抵禦突發性風險；

公司高度重視所面臨的各類風險，並不斷積極檢討和採取相應的防範措施。經過十年發展，本公司在收費公路投資、建設和經營管理方面積累了一定的經驗，通過建立完善的國際標準化管理體系對各個管理環節和運營流程的制度、環境和體系進行規範和控制，並不斷進行修訂和完善，已基本形成了一套較爲健全的內部控制體系，起到了有效的風險防範作用。公司管理層對風險管理的重視以及所建立的風險防範機制，有助於公司抵禦突發性風險，降低各類風險對公司可能產生的不利影響。

9、公司是否設立審計部門，內部稽核、內控體制是否完備、有效；

公司設有專職的內部審計人員負責該項工作，內部審計職能在公司得到了較

好地發揮，其主要作用是協助公司內部各單位有效地履行他們的職責，促進有效的控制成本費用，達到服務於管理，最大限度的提高經濟效益的目的。內部審計通過監督、管理、控制、評價等職能，向公司提供與所審查的活動有關的分析、評價、建議、忠告和資料，評價內部控制系統的適用性、有效性及執行質量。

10、公司是否設立專職法律事務部門，所有合同是否經過內部法律審查，對保障公司合法經營發揮效用如何；

公司目前暫未設立專職的法律事務部門，但一直有聘請常年的境內法律顧問和境外法律顧問，並在有需要時另行聘請法律顧問提供專項法律服務。公司目前涉及一般民事、刑事責任的法律訴訟由公司辦公室專人負責協調，公司普通業務合同由經辦業務部門協同投資發展部進行雙重審核，重大合同及重大事項則由公司境內外法律顧問幫助審查，並出具專業法律意見或協助修改。公司在經營和管理流程中對法律事務的重視以及境內外法律顧問不時提供的專業意見爲公司合法經營提供了有效保障。

11、審計師是否出具過《管理建議書》，對公司內部管理控制制度如何評價，公司整改情況如何。

公司聘請的審計師德勤會計師事務所於每年實施年度審計時均會對公司財務管理體系及內部控制制度的健全及有效性進行評估，對在審計過程中觀察到的、認爲可優化的管理環節提出他們的建議並徵詢公司意見，並向公司管理層及審計委員會作專題匯報。審計師在年度業務審計中對公司內部控制的有效性給予

了肯定，公司也根據審計師提出的管理建議對財務管理和內部控制進行了提高和改善。

12、公司是否制定募集資金的管理制度；

公司尙未制定《募集資金管理制度》，通過本次自查，公司發現了在這方面制度建設的缺漏，公司將會儘快開展該制度的建設，並將有關時間表列入整改計劃中。但公司歷次募集資金所投項目、投資金額都嚴格按照招股說明書的承諾執行，從未改變過募集資金用途。

13、公司的前次募集資金使用效果如何，是否達到計劃效益；

公司前次募集資金爲於 2000 年 12 月發行的每股面值 1.00 元的人民幣普通股 1.5 億股，每股發行價人民幣 4.20 元，共募集資金人民幣 6.3 億元，扣除發行成本，籌集資金淨額爲人民幣 6.145 億元。根據招股書披露的募集資金使用計劃，募集資金已全部用於收購江蘇揚子大橋股份有限公司的股權。該項目投入使用後增長穩定，運營情況良好，2006 年爲公司貢獻投資收益 0.89 億元，佔集團淨利潤的 7.93%，基本達到計劃效益，滿足本公司的投資回報要求。

14、公司的前次募集資金是否有投向變更的情況，程序是否符合相關規定，理由是否合理、恰當；

公司前次募集資金所投項目、投資金額均按招股意向書承諾執行，不存在投向變更的情況。

15、公司是否建立防止大股東及其附屬企業佔用上市公司資金、侵害上市公司利益的長效機制。

公司不存在大股東及其附屬企業佔用上市公司資金、侵害上市公司利益的情形。公司在《公司章程》及相關管理制度中制訂了有關措施，以防止出現上述損害公司利益的情形。《公司章程》規定，公司控股股東及實際控制人對公司和公司社會公眾股股東負有誠信義務，控股股東不得利用關聯交易、利潤分配、資產重組、對外投資、資金佔用、借款擔保等方式損害公司和社會公眾股股東的合法權益；股東大會在審議有關關聯交易事項時，有利害關係的股東應回避表決；公司關聯交易在提交董事會討論前，應由獨立董事出具書面確認函；董事會在審議關聯交易時，關聯董事應回避表決並由獨立董事發表獨立意見。同時，公司審計師在進行年度審計時，均對公司關聯方資金佔用情況出具獨立審核意見。所有這些措施都能夠有效防止大股東及其附屬企業出現佔用上市公司資金、侵害上市公司利益的行爲。

三、公司獨立性情況

1、公司董事長、經理、副經理、董事會秘書、財務負責人等人員在股東及其關聯企業中有無兼職；

本公司董事長由控股股東董事長兼任，公司總經理、副總經理、董事會秘書、財務負責人等高級管理人員沒有在股東單位及其他關聯企業中兼任職務。

2、公司是否能夠自主招聘經營管理人員和職工；

公司能夠自主招聘經營管理人員和職工。公司設有人力資源部並獨立運作，負責公司人力資源管理、服務和支持公司業務發展，包括崗位設置、人員招聘、績效考核等工作。

3、公司的生產經營管理部門、採購銷售部門、人事等機構是否具有獨立性，是否存在與控股股東人員任職重疊的情形；

公司管理機構中設立董事會秘書室、辦公室、投資發展部、人力資源部、財務會計部、企業管理部、營運管理部、工程技術部等部門，各部門人員均由公司根據崗位需要自主招聘，不存在與控股股東人員任職重疊的情形，業務上具有獨立性。

4、公司發起人投入股份公司的資產的權屬是否明確，是否存在資產未過戶的情況；

發起人投入公司的資產權屬明確，不存在資產未過戶情況。

5、公司主要生產經營場所及土地使用權情況如何，是否獨立於大股東；

本公司產權清晰，所有生產經營場所及土地使用權均獨立於大股東，不存在權屬爭議。

6、公司的輔助生產系統和配套設施是否相對完整、獨立；

公司輔助生產系統和配套設施均爲公司資產，具備完整性和獨立性。

7、公司商標註冊與使用情況如何，工業產權、非專利技術等無形資產是否獨立於大股東；

公司擁有獨立註冊商標，註冊商標的取得合法有效，不存在權屬爭議，工業產權、非專利技術等無形資產獨立於大股東。

8、公司財務會計部門、公司財務核算的獨立性如何；

公司設立獨立的財務會計部門，配備專職的財務人員，建立了獨立的財務核算體系，建立了相對完善的財務管理制度，在公司管理層的領導下依法獨立開展會計核算、監督和財務管理工作，公司開設獨立銀行賬戶、獨立納稅，不存在股東單位干預、影響財務核算獨立的情況。

9、公司採購和銷售的獨立性如何；

公司制定了獨立完整的業務流程，採購和銷售均獨立完成，不存在對股東單位的業務依賴。

10、公司與控股股東或其關聯單位是否有資產委託經營，對公司生產經營的獨立性產生何種影響；

本公司與控股股東或其關聯單位存在資產委託經營事項。2006 年，本公司附屬公司廣靖錫澄公司將其堰橋服務區加油站油品銷售業務租賃給本公司控股股東持有 51.17%的附屬公司江蘇高速公路石油發展有限公司經營，租賃期爲三年。該項業務委託經營主要是考慮到由於油品批發價格不斷上漲，廣靖錫澄公司自主經營油品銷售業務獲利空間很小，爲提高公司經營效益，將該業務租賃給江蘇高速石油公司經營。根據雙方協議，租賃費按油品銷售量每噸 100 元計算，江蘇高速石油公司最低付廣靖錫澄公司的租賃費每年爲人民幣 50 萬元，租賃期限自 2006 年 1 月 1 日起至 2008 年 12 月 31 日止。在簽訂有關合同前本公司已按關聯交易的程序進行了審核，並作了及時披露。董事會及獨立董事認爲，該交易符合公司及所有股東利益，對公司生產經營的獨立性未帶來影響。

11、公司對控股股東或其他關聯單位是否存在某種依賴性，對公司生產經營的獨立性影響如何；

公司擁有獨立的經營資產和專業的管理隊伍，生產經營獨立自主，不存在對控股股東或其他關聯單位的依賴性。

12、公司與控股股東或其控股的其他關聯單位是否存在同業競爭；

本公司主營業務爲江蘇省內部分高速公路的收費經營及管理，公司控股股東江蘇交通控股有限公司的經營範圍內包括對省內交通基礎設施、交通運輸及相關產業的投資、建設、經營和管理，並按章對通行車輛收費，在業務上有所趨同。控股股東對江蘇省內的絕大部分高速公路都擁有控制權，在公司經營區域內控股股東擁有的個別高速公路客觀上與本公司存在同業競爭，但並沒有威脅到公司路橋資產在區域內的主導地位，對公司業務經營的影響也較小。

13、公司與控股股東或其控股的其他關聯單位是否有關聯交易，主要是哪些方式；關聯交易是否履行必要的決策程序；

公司與控股股東或其控制的其他關聯單位之間存在關聯交易，按交易性質不同，主要分爲日常關聯交易和非日常關聯交易，日常關聯交易主要涉及提供或接受勞務包括聯網收費技術服務、工程養護、油品租賃經營等，非日常關聯交易包括購買或出售資產等。公司關聯交易嚴格履行決策和審批程序，按照公平、公正、公開的原則進行處理，公司董事會、股東大會按照相關議事規則審議，關聯董事

及股東遵守回避表決，獨立董事對所有關聯交易事項都進行了審核並發表獨立意見，充分維護了公司利益和股東權益。

14、關聯交易所帶來利潤佔利潤總額的比例是多少，對公司生產經營的獨立性有何種影響；

2006 年，公司所有關聯交易事項所產生的利潤僅佔利潤總額的 0.001%，對公司利潤總額基本沒有影響，對公司生產經營的獨立性也不會造成任何影響。

15、公司業務是否存在對主要交易對象即重大經營夥伴的依賴，公司如何防範其風險；

公司的主要客戶爲收費公路的使用者，而通常沒有與日常經營相關的大宗採購，因此公司業務不存在對主要交易對象即重大經營夥伴的依賴。

16、公司內部各項決策是否獨立於控股股東。

公司內部各項決策由公司管理層集體決策，管理層嚴格按照《總經理工作細則》的決策程序，履行相關的董事會、股東大會審批程序，獨立於公司控股股東。

四、公司透明度情況

1、公司是否按照《上市公司信息披露管理辦法》建立信息披露事務管理制度，是否得到執行。

根據中國證監會《上市公司信息披露管理辦法》，上海證券交易所《上市公司信息披露事務管理制度指引》要求，本公司已於 2007 年上半年制訂了《信息披露事務管理辦法》，對公司信息披露的程序、方式等作了系統的整理總結，以進一步提高公司信息披露的操作規範，目前該制度已經得到有效執行。

2、公司是否制定了定期報告的編製、審議、披露程序，執行情況，公司近年來定期報告是否及時披露，有無推遲的情況，年度財務報告是否有被出具非標準無保留意見，其涉及事項影響是否消除；

公司定期報告的編製、披露工作一直按照上海交易所及香港聯交所上市規則嚴格執行，2007 年上半年，公司制訂了《信息披露事務管理制度》，對定期報告的編製、審議、披露程序做了詳細規定。定期報告由董事會秘書室負責匯總編製，報告中的財務信息由公司財務部門編製，經法定核數師審計或審閱後，提交審核委員會審議，並經董事會核監事會審議批准後對外披露，公司董事、高級管理人員均對定期報告簽署書面確認意見。本公司歷年來定期報告及時披露，無推遲的情況，年度財務報告未被出具非標準或保留意見。

3、上市公司是否制定了重大事件的報告、傳遞、審核、披露程序，落實情況如何；

公司《信息披露事務管理制度》和相關內部管理制度對重大事件的報告、傳遞、審核、披露程序作了明確規定，並在實際業務中得到了有效執行。

4、董事會秘書權限如何，其知情權和信息披露建議權是否得到保障；

董事會秘書爲公司高級管理人員，負責本公司的信息披露、投資者關係和公司治理方面的事務以及協調董事會、各專門委員會以及監事會的日常運作。公司制定的《董事會秘書工作細則》、《信息披露事務管理制度》確定了重大信息第一時間告知董事會秘書的原則，規定公司在做重大經營決策以及對外宣傳報道重大信息前應先徵詢董事會秘書的意見，該原則在實際工作中得到了良好的體現，董事會秘書可通過會議、文件及公司內部網絡等方式及時、全面獲取有關信息，有效保證了董事會秘書的知情權和信息披露建議權。

5、信息披露工作保密機制是否完善，是否發生洩漏事件或發現內幕交易行爲。

公司未發生信息披露洩漏時間或發現內幕交易行爲。公司《信息披露事務管理制度》規定了信息披露的保密要求、信息洩漏的應急措施以及責任追究。公司董事、監事、高級管理人員及其他知情人員在公司重大信息公開披露前，應將信息的知情者控制在最小範圍內，並做好相應的保密工作。未經批准及授權，公司各部門、附屬公司及員工不得對外披露相關信息。涉及重大信息披露的有關部門或人員須嚴格遵守公司制定的《證券交易守則》。若公司發生信息洩漏或股價發生明顯異常波動時，公司將按規定程序作應急處理。凡因違反規定造成公司重大信息洩漏或給公司帶來損失的，應追究當事人責任。

6、是否發生過信息披露“打補丁”情況，原因是什麼，如何防止類似情況；

公司信息披露嚴格履行法定程序，對信息披露的要求充分把握，並在披露信息的編製、審核過程中嚴格把關，認真校核，防止出現披露信息的差錯及遺漏，未發生過"打補丁"的情況。

7、公司近年來是否接受過監管部門的現場檢查，或其他因信息披露不規範而被處理的情形，如存在信息披露不規範、不充分等情況，公司是否按整改意見進行了相應的整改；

公司於 2001 年曾接受過江蘇省證監局的巡檢，對證監局在巡檢過程中發現的問題以及提出的治理建議已作了及時整改和提高。公司未發生過因信息披露不規範而被處理的情形。

8、公司是否存在因信息披露問題被交易所實施批評、譴責等懲戒措施；

公司未發生因信息披露問題被交易所實施批評、譴責等情形。

9、公司主動信息披露的意識如何。

公司一直致力於提高信息披露的質量與數量，提升公司運作的透明度。公司在嚴格按照相關法律和上市規則的規定，及時、準確地履行法定信息披露義務的基礎上，主動披露投資者關心的其他相關信息，除了法定的信息披露平台如交易所網站和報刊，公司還通過舉行業績路演、新聞發佈會以及公司網站等多樣的信息披露方式，使不同類型的投資者及時獲取和準確理解公司信息，加深投資者對

公司業務情況和發展趨勢的瞭解。管理層相信，主動充分的信息披露能促進投資者對公司的瞭解和認同，實現投資者與公司的共贏。

五、公司治理創新情況及綜合評價。

1、公司召開股東大會時，是否採取過網絡投票形式，其參與程度如何；（不包括股權分置改革過程中召開的相關股東會議。）

公司除股權分置改革的相關股東會議採取網絡投票形式外，其他股東大會審議的均爲常規事項，以現場會議形式進行，未啓用過網絡投票程序。

2、公司召開股東大會時，是否發生過徵集投票權的情形；（不包括股權分置改革過程中召開的相關股東會議。）

除在股權分置改革中召開的相關股東會議外，公司其他股東大會沒有發生過徵集投票權的情形。

3、公司在選舉董事、監事時是否採用了累積投票制；

公司在董事、監事的選舉時已經採用了累計投票制。

4、公司是否積極開展投資者關係管理工作，是否制定投資者關係管理工作制度，具體措施有哪些；

投資者關係是上市公司謀求自身價值最大化的主動行爲，本公司管理層一貫注重積極的投資者關係，訂立了《投資者關係管理工作制度》，確定了投資者關係管理工作的開展方式、工作內容和範圍以及相應的工作程序等。公司雖然未設立專門的投資者關係管理部，但該項工作由董事會秘書室協調負責，公司高管層積極參與，構建起了與投資者之間順暢的溝通平台。

除履行法定的信息披露義務外，公司在遵循相關監管規定的前提下，採用多種方式主動加強與投資者的溝通和雙向交流，包括參加各大型機構舉辦的投資論壇、召開業績推介會、新聞發佈會、電話會議、舉行境內外路演、日常與投資者和分析員見面、及時回應投資者垂詢等靈活多樣的方式，使不同類型的投資者及時獲取和準確理解公司信息，並充分利用公司網站，定期公佈有關經營動態及資訊信息等投資者感興趣的資料，使投資者及時清晰瞭解公司的最新發展情況，提高公司透明度。2006 年，本公司共舉行大型路演及推介活動 9 次，日常接待投資者來訪及電話會議 60 多場次，累計與 300 多位投資基金及分析員進行了會談與推介，將公司信息有效地傳遞給投資者，同時也向投資者收集信息，通過他們的反饋提升公司治理，達到投資者與公司良性互動的最佳效果。

5、公司是否注重企業文化建設，主要有哪些措施；

公司始終重視企業文化建設，努力打造符合時代精神、具有強烈的寧滬人文特性，科學、系統的寧滬文化體系，使寧滬文化成爲推動公司發展的內在動力。2006 年，公司在總結 10 年發展經驗的基礎上，確定了寧滬人精神、企業宗旨和管理原則，並通過系列的培訓、宣講、舉辦企業文化活動等各種方式，將公司文

化的要素導入管理的各個層面，將公司文化的內涵融入到日常的具體工作中，使寧滬文化的內涵固化於制、內化於心、外化於形。公司內刊《寧滬路訊》目前已創辦 180 多期，成爲倡導公司理念、弘揚企業文化、加強思想作風建設的載體，爲公司創建知識型學習組織提供了良好的平台。公司在對員工嚴格要求的同時，關心、關愛員工，做好員工的福利保障工作，關心員工的身體健康，爲員工開展豐富多彩的文化生活創造條件，以打造和諧企業爲出發點，提升員工的企業歸屬感，形成了團結和諧、健康向上的企業氛圍。公司通過積極健康的企業文化建設提升各項管理工作，引領企業的發展，不斷增強公司的綜合競爭實力。

6、公司是否建立合理的績效評價體系，是否實施股權激勵機制，公司實施股權激勵機制是否符合法律、法規要求，股權激勵的效果如何；

公司根據自身管理特點建立了合理有效的績效管理體系，以提升公司績效管理水平和幫助員工實現個人發展。公司根據企業發展持續改進績效評估方式與流程，對員工進行日常與年度相結合的考核，將考核結果與員工的薪酬待遇、崗位調整等掛[鉤]，以實現人才在公司內部各崗位的優化配置，促進公司人力資源的開發、管理與合理使用，同時借助於績效管理體系幫助員工提高個人能力與工作成效，建立高素質、精幹、高效的員工隊伍，實現公司長遠目標和員工個人發展的雙贏。公司目前尚未制定股權激勵機制，也未制定股權激勵實施計劃。

7、公司是否採取其他公司治理創新措施，實施效果如何，對完善公司治理制度有何啓示；

標準化管理體系：結合高速公路管理存在的質量、環境、職業健康安全等因素，公司開展了 ISO9001 質量管理體系、ISO14000 環境管理體系和 OHSAS18001 安康體系三項認證的貫標工作，並於 2003 年通過 CQC（中國質量認證中心）認證，成爲我國首家同時通過三個國際標準體系認證的高速公路管理企業，標誌著公司管理體系在系統化、規範化、標準化上取得了重大突破。結合公司業務進展，公司對貫標體系文件和體系外管理文件持續進行修訂、完善和升級，使之有效運行，對公司管理流程和業務操作規範起到很好的指導和監控作用。

內部控制體系：公司於 2003 年即建立了質量、環境、職業健康安全三標一體的國際標準化管理體系，每個運作環節包括運營、財務、內務等各部門都制定了嚴格的內控制度，在實際運行中得到了充分的貫徹執行，對公司運營和業務操作流程起到了有效的監督、指導和控制作用，異地分子公司管理控制有效。同時，公司內部審計職能得到了較好地發揮，定期對公司財務狀況、經營及內部合規控制活動進行檢查、監督與評價，減小風險。公司管理層也每年向審核委員會及董事會匯報有關內部監控的情況，由全體董事評核。這些制度和措施都達到了內部控制的實際效果。

客戶滿意度評價：公司在同行業中首次研究開發了客戶滿意度評價體系，並成功組織了實施，把社會對公司服務工作的反饋評價建立在客觀、科學的基礎上，進而實現對服務質量的持續改進，不斷提升對客戶的優質服務水平。

綜合管理信息系統：公司爲了提高內部流程的運轉效率建立了信息化網絡管理系統，以計算機網絡和計算機應用爲手段，提高公司各類信息、數據的採集、統計和分析能力，並根據公司業務進展不斷對綜合管理信息系統及各子系統進行優化、改造和功能擴展。綜合管理信息系統延伸到各異地管理處，各管理處的運營情況及數據能及時匯總到公司本部，公司通過暢通的信息溝通平台實現了對異地分支機構的有效管理。

8、公司對完善公司治理結構和相關法規建設有何意見建議

公司治理結構方面，股權分置改革雖然解決了全流通問題，但對於國有控股上市公司而言，國有股權的市場化及商業化運作仍存在障礙，公司治理的創新意識不強，一些新的治理措施如股權激勵等不能得到及時有效實施，需要進一步監管政策及制度方面的加強與支持。另一方面，目前獨立董事與監事會的工作內容有所重疊，需要進一步研究兩者之間的職責和監督重點的劃分，提升公司治理效率。

相關法規建設方面，隨著在境外上市公司的逐步回歸，境內外兩地上市的公司數量將越來越多，不同證券市場所面臨的法律環境及執行的操作規則存在一定差異，希望境內外監管部門在制定有關規章制度時能進行充分溝通，不斷縮小境內外法規的差異，並給與一定的制度靈活性，更有效地提高上市公司的運作。建議有關法規制度的建設能根據法律環境以及市場的變化發展作及時修訂，如《到境外上市公司章程必備條款》，目前還是執行 1994 年的版本。關於修訂《公司章程》的審批部門和審批程序也需要明確。

以上爲本公司關於公司治理專項活動的自查報告，歡迎監管部門和廣大投資者對公司治理情況進行監督評議並提出整改意見。

聯繫人：姚永嘉、江濤

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公司傳真：025－84466643

電子郵箱：nhgs@jsexpressway.com

公司地址：江蘇省南京市馬群街238號

江蘇寧滬高速公路股份有限公司

2007年8月17日

江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED
(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)
(Stock Code: 177)

Overseas Regulatory Announcement
Tenth Session of the Fifth Board of Directors Meeting

The Company and members of the board of directors (the "Board of Directors") warrant the truthfulness, accuracy and completeness of the announcement, and jointly accept the responsibility for any false representations, misleading statements contained in, and material omissions from, this announcement.

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Notice is hereby given that the Jiangsu Expressway Company Limited (the "Company") held the tenth session of the fifth board of directors meeting (the "Meeting") in the morning on 17 August 2007 (Friday) at the Conference Room, 238 Maqun Road, Nanjing, the PRC. There should be 11 directors present and 11 directors were present. Members of the supervisory committee and senior management attended the Meeting. The Meeting was chaired by Mr. Shen Chang Quan. The procedures for convening the meeting were in compliance with the relevant provisions of Company Law and the articles of association. The following were considered and approved at the Meeting:

1. The interim report for the first half of 2007 and its summary were approved;
2. The explanation of the self-inspection on specific corporate governance matters of listed companies was approved.

By Order of the Board
Yao Yong Jia
Secretary to the Board

Nanjing, the PRC, 17 August 2007

As at the date of this announcement, Directors of the Company are: Shen Chang Quan, Sun Hong Ning, Chen Xiang Hui, Zhang Wen Sheng, Xie Jia Quan, Fan Yu Shu, Cui Xiao Long, Chang Yun Tsung, Fang Hung, Kenneth*, Fan Cong Lai* and Yang Xiong Sheng*.*

** Independent Non-executive Directors*





江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(established in the PRC with limited liability)

(Code: 177)

Summary of 2007 Interim Results

Information set out in paragraphs 1.3, 2.3, 3.1 3.4, 3.5, 5, 6 and 7.1 is made pursuant to rule 13.49(6) and paragraph 46 of Appendix 16 of the Hong Kong Listing Rules.

Other information is disclosed in this announcement pursuant to the requirements of the Shanghai Stock Exchange and rule 13.09 (2) of the Hong Kong Listing Rules.

1. IMPORTANT

1.1 The board of directors (the "Board") and the directors of Jiangsu Expressway Company Limited (the "Company") warrant that there are no false representations or misleading statements contained in, or material omissions from this report, and severally and jointly accept responsibility for the truthfulness, accuracy and completeness of the content of this report.

This summary is extracted from the interim report, the full text of which is posted on the following websites: www.sse.com.cn, www.hkex.com.hk and www.jsexpressway.com. Investors should read the full text of the interim report carefully for details.

1.2 Mr. Yang Xiong Sheng, independent non-executive director, was away for business appointment and did not attend the Board Meeting. He had appointed Mr. Fan Cong Lai to vote on his behalf.

1.3 The financial statements in this interim report are unaudited operating results prepared in accordance with PRC Accounting Standards for Business Enterprises ("PRC Accounting Standards") and Hong Kong Financial Reporting Standards ("HKFRS") and have been reviewed by the audit committee of the Company.

1.4 Mr. Shen Chang Quan, Chairman of the Company, Mr. Xie Jia Quan, General Manager, and Ms. Liu Wei, Financial Controller, warrant the truthfulness and completeness of the financial statements in the interim report.

2. BASIC INFORMATION OF THE LISTED COMPANY

2.1 Overview

Abbreviation of Stock Name	寧滬高速 (A Shares)	Jiangsu Expressway (H Shares)	JEXWW(ADR)
Stock Code	600377	0177	477373104
Stock Exchanges where the Company's shares are listed	Shanghai Stock Exchange	The Stock Exchange of Hong Kong Limited	United States
	Secretary to the Board	Representatives of the Securities Offices	
Name	Yao Yong Jia	Jiang Tao and Lou Qing	
Correspondence Address	238 Maqun Road, Nanjing, Jiangsu		
Telephone Number	8625-84469332	8625-84362700-301836, 301835	
Fax Number	8625-84466643		
E-mail Address	nhgs@jsexpressway.com		

2.2 Major financial data and indices (prepared in accordance with PRC Accounting Standards)

2.2.1 *Major accounting data and financial indices*

Unit: RMB'000

Item	As at 30 June 2007	As at 31 December 2006		Change (%)
		After adjustment	Before adjustment	
Total assets	26,075,461	26,435,037	26,425,207	(1.36)
Equity attributable to equity holders of the Company	14,867,238	15,039,698	15,029,868	(1.15)
Net assets per share (RMB)	2.95	2.99	2.98	(1.15)
Item	**Six months ended 30 June 2007**	**Six months ended 30 June 2006**		**Change (%)**
		After adjustment	**Before adjustment**	
Operating profit	1,185,285	828,623	771,421	43.04
Profit before tax	1,183,646	826,878	827,137	43.15
Net profit	784,712	548,706	548,966	43.01
Net profit after non-recurring profit/loss	784,554	549,716	549,976	42.72
Basic earnings per share (RMB)	0.16	0.11	0.11	43.01
Diluted earnings per share (RMB)	0.16	0.11	0.11	43.01
Return on net assets (%)	5.28	3.65	3.80	44.66
Net cash flow from operating activities	1,603,653	1,166,589	1,166,589	37.47
Net cash flow per share from operating activities (RMB)	0.32	0.23	0.23	37.47

2.2.2 *Non-recurring profit/loss and their amounts*

☑ Applicable ☐ Not applicable

Unit: RMB'000

Item	Six months ended 30 June 2007
Loss from disposal of fixed assets	(232)
Gains from short-term investment	1,876
Other non-operating income and expenses, net	(1,408)
Effects of income tax	(78)
Total	158

2.3 **Financial statements prepared in accordance with HKFRS**

1. CONDENSED CONSOLIDATED INCOME STATEMENT FOR THE SIX MONTHS ENDED 30 JUNE 2007

	Six months ended	
	30.6.2007	**30.6.2006**
	RMB'000	*RMB'000*
	(Unaudited)	*(Unaudited)*
Revenue	2,414,857	1,758,535
Cost of sales	(986,766)	(725,070)
Gross profit	1,428,091	1,033,465
Other income	17,910	17,829
Administrative expenses	(61,298)	(58,575)
Finance costs	(253,590)	(206,775)
Share of profits of associates	71,957	63,108
Loss on disposal of an associate	—	(714)
Changes in fair value of held-for-trading investments	595	—
Profit before tax	1,203,665	848,338
Income tax expense	(377,683)	(260,145)
Profit for the period	825,982	588,193
Attributable to:		
Equity holders of the Company	804,732	570,167
Minority interests	21,250	18,026
	825,982	588,193
Dividends	957,172	730,473
Earnings per share attributable to equity holders of the Company - Basic (RMB per share)	0.16	0.11

2. CONDENSED CONSOLIDATED BALANCE SHEET AT 30 JUNE 2007

	30.6.2007	31.12.2006
	RMB'000	*RMB'000*
	(Unaudited)	*(Audited)*
Non-current assets		
Property, plant and equipment	1,767,017	1,855,686
Toll roads infrastructures	19,072,376	19,367,653
Prepaid lease payments	1,193,182	1,208,377
Interests in associates	1,546,334	1,587,391
Available-for-sale investments	5,500	5,500
Deferred tax assets	6,487	8,014
	23,590,896	24,032,621
Current assets		
Inventories	14,302	10,045
Properties under development	17,354	11,650
Prepayments and other receivables	86,306	93,339
Dividend receivable	66,214	—
Prepaid lease payments	65,280	64,483
Held-for-trading investments	27,015	37,784
Bank balances and cash	839,871	796,874
	1,116,342	1,014,175
Current liabilities		
Other payables	229,003	170,938
Construction costs payable	1,115,936	1,731,863
Tax liabilities	242,095	104,960
Dividend payable	442,140	11,058
Long-term borrowings - due within one year	202,902	1,935
Short-term borrowings	4,510,000	4,510,000
	6,742,076	6,530,754
Net current liabilities	(5,625,734)	(5,516,579)
Total assets less current liabilities	17,965,162	18,516,042

	30.6.2007	31.12.2006
	RMB'000	*RMB'000*
	(Unaudited)	*(Audited)*
Non-current liabilities		
Long-term borrowings - due after one year	4,035,792	4,436,759
Net assets	13,929,370	14,079,283
Capital and reserves		
Share capital	5,037,748	5,037,748
Share premium and reserves	8,461,267	8,613,707
Equity attributable to equity holders of the Company	13,499,015	13,651,455
Minority interests	430,355	427,828
Total equity	13,929,370	14,079,283

3. CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE SIX MONTHS ENDED 30 JUNE 2007

	Attributable to equity holders of the Company							
	Share capital	Share premium	Statutory surplus reserve	Statutory public welfare fund	Retained profits	Total	Minority interests	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
At 1 January 2006 (audited)	5,037,748	5,730,454	705,619	352,811	1,381,185	13,207,817	416,908	13,624,725
Profit for the period	—	—	—	—	570,167	570,167	18,026	588,193
Total recognised income and expenses for the period	—	—	—	—	570,167	570,167	18,026	588,193
Transfer	—	—	352,811	(352,811)	—	—	—	—
Dividends recognised as distribution	—	—	—	—	(730,473)	(730,473)	—	(730,473)
Dividends paid to minority interests	—	—	—	—	—	—	(12,581)	(12,581)
At 30 June 2006 (unaudited)	5,037,748	5,730,454	1,058,430	—	1,220,879	13,047,511	422,353	13,469,864
Profit for the period	—	—	—	—	603,944	603,944	21,141	625,085
Total recognised income and expenses for the period	—	—	—	—	603,944	603,944	21,141	625,085
Appropriation	—	—	135,704	—	(135,704)	—	—	—
Dividends paid to minority interests	—	—	—	—	—	—	(15,666)	(15,666)
At 31 December 2006 (audited)	5,037,748	5,730,454	1,194,134	—	1,689,119	13,651,455	427,828	14,079,283
At 1 January 2007 (audited)	5,037,748	5,730,454	1,194,134	—	1,689,119	13,651,455	427,828	14,079,283
Profit for the period	—	—	—	—	804,732	804,732	21,250	825,982
Total recognised income and expenses for the period	—	—	—	—	804,732	804,732	21,250	825,982
Dividends recognised as distribution	—	—	—	—	(957,172)	(957,172)	—	(957,172)
Dividends paid to minority interests	—	—	—	—	—	—	(18,723)	(18,723)
At 30 June 2007 (unaudited)	5,037,748	5,730,454	1,194,134	—	1,536,679	13,499,015	430,355	13,929,370

4. CONDENSED CONSOLIDATED CASH FLOW STATEMENT FOR THE SIX MONTHS ENDED 30 JUNE 2007

	Six months ended	
	30.6.2007	**30.6.2006**
	RMB'000	*RMB'000*
	(Unaudited)	*(Unaudited)*
Net cash generated by operating activities	1,599,465	1,162,514
Investing activities		
Purchase of property, plant and equipment and toll roads infrastructures	(656,161)	(923,773)
Other investing cash flows	62,552	113,956
Net cash used in investing activities	(593,609)	(809,817)
Financing activities		
New borrowings raised	3,350,000	1,050,000
Dividends paid	(526,090)	(720,527)
Dividends paid to minority shareholders	(18,723)	(12,581)
Interest paid	(218,046)	(148,795)
Repayment of borrowings	(3,550,000)	(553,313)
Net cash used in financing activities	(962,859)	(385,216)
Net increase (decrease) in cash and cash equivalents	42,997	(32,519)
Cash and cash equivalents at 1 January	796,874	1,074,058
Cash and cash equivalents at 30 June	839,871	1,041,539
Analysis of the balances of cash and cash equivalents:		
Bank balances and cash	839,871	1,041,539

5. REVENUE

	Six months ended	
	30.6.2007	**30.6.2006**
	RMB'000	*RMB'000*
	(Unaudited)	*(Unaudited)*
Toll revenue	1,996,647	1,518,418
Sales of petrol	387,123	196,194
Sales of food and beverages	53,811	40,960
Emergency assistance income and others	7,276	2,963
	2,414,857	1,758,535

6. FINANCE COSTS

	Six months ended	
	30.6.2007	**30.6.2006**
	RMB'000	*RMB'000*
	(Unaudited)	*(Unaudited)*
Interest on bank and other borrowings wholly repayable:		
Within five years	196,026	132,351
Over five years	57,564	74,424
	253,590	206,775

7. INCOME TAX EXPENSE

	Six months ended	
	30.6.2007	**30.6.2006**
	RMB'000	*RMB'000*
	(Unaudited)	*(Unaudited)*
Current tax:		
PRC Enterprise Income Tax	376,156	260,145
Deferred tax:		
Current year	(416)	—
Attributable to change in tax rate	1,943	—
	1,527	—
Income tax expense	377,683	260,145

The Company and its subsidiaries are subject to PRC Enterprise Income Tax rate of 33% (Six months ended 30 June 2006: 33%) pursuant to the relevant PRC income tax laws.

8. PROFIT FOR THE PERIOD

	Six months ended 30.6.2007 RMB'000 (Unaudited)	Six months ended 30.6.2006 RMB'000 (Unaudited)
Profit for the period has been arrived at after charging (crediting) the following items:		
Staff costs including directors' remuneration	76,285	54,634
Retirement benefits scheme contributions	11,938	9,388
Total staff costs	88,223	64,022
Impairment loss reversed in respect of prepayments and other receivables	(54)	(8)
Depreciation of property, plant and equipment	110,430	98,732
Depreciation of toll roads infrastructures	295,277	249,963
Loss (gain) on disposal of property, plant and equipment	231	(174)
Amortisation of prepaid lease payments (included in cost of sales)	32,640	32,351
Cost of inventories recognised as expense	414,476	233,282
Government subsidies received	—	(1,810)

9. DIVIDENDS

During the period, the final dividend for 2006 of RMB0.19 (2005 final dividend: RMB0.145) per share had been approved by the shareholders in the general meeting.

The directors do not recommend the payment of an interim dividend (Six months ended 30 June 2006: nil).

10. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the unaudited profit attributable to equity holders of the Company for the six months ended 30 June 2007 of RMB804,732,000 (Six months ended 30 June 2006: RMB570,167,000) and 5,037,747,500 (Six months ended 30 June 2006: 5,037,747,500) ordinary shares in issue during the period.

No diluted earnings per share is presented as the Company has no potential ordinary shares outstanding for each of the six months ended 30 June 2007 and 30 June 2006.

2.4 **Differences between the PRC Accounting Standards and HKFRS**

☑ Applicable ☐ Not applicable

Unit: RMB'000

Item	Net Profit	Net Assets
Under PRC Accounting Standards	784,712	15,297,593
HKFRS adjustments:		
Valuation and depreciation of fixed assets	20,020	(1,393,255)
Non-amortization of negative goodwill	—	25,032
Under HKFRS	804,732	13,929,370

3. CHANGES IN SHARE CAPITAL AND SHAREHOLDERS

3.1 Changes in share capital

☑ Applicable ☐ Not applicable

During the reporting period, there has been no charge to the total number of shares. The selling restriction period of the first batch of circulating shareholders with selling restrictions has expired and the shares were listed in batches after the completion of the Share Segregation Reform. The Company's share capital structure has been changed.

	Prior to current movement		Current movement (+,-)	After current movement	
	Number of shares	%	Shares with selling restrictions circulated	Number of shares	%
I. Shares subject to selling restrictions					
1. State-owned shares	2,739,296,706	54.37	—	2,739,296,706	54.37
2. State-owned legal person shares	592,051,690	11.75	289,506	592,341,196	11.76
3. Other domestic shares	286,399,104	5.69	-139,623,859	146,775,245	2.91
Including: Domestic legal person shares	286,399,104	5.69	-139,623,859	146,775,245	2.91
Domestic natural person shares	—	—	—	—	—
4. Foreign shares	—	—	—	—	—
Including: Foreign legal person shares	—	—	—	—	—
Foreign natural person shares	—	—	—	—	—
Total shares subject to selling restrictions	3,617,747,500	71.81	-139,334,353	3,478,413,147	69.04
II. Circulating shares not subject to selling restrictions					
1. RMB-denominated ordinary shares	198,000,000	3.93	+139,334,353	337,334,353	6.70
2. Domestic listed foreign shares	—	—	—	—	—
3. Foreign listed foreign shares	1,222,000,000	24.26	—	1,222,000,000	24.26
4. Others	—	—	—	—	—
Total circulating shares not subject to selling restrictions	1,420,000,000	28.19	+139,334,353	1,559,334,353	30.96
III. Shares in total	5,037,747,500	100	0	5,037,747,500	100

3.2 Number of shareholders and their shareholdings

Unit: Share

Total number of shareholders at the end of the reporting period						64,142
Shareholding of the Top Ten Shareholders						
Name of shareholder	**Change during the period**	**Number of shares held at the end of the reporting period (shares)**	**Shareholding percentage (%)**	**Number of shares held subject to selling restrictions**	**Number of shares pledged or frozen**	**Type of shareholder**
Jiangsu Communication Holdings Company Ltd.	238,318	2,742,578,825	54.44	2,742,578,825	0	State-owned shareholder
Huajian Transportation Economic Development Centre	51,188	589,059,077	11.69	589,059,077	0	State-owned shareholder
JPMorgan Chase & Co.	-22,735,434	119,780,560	2.38	0	Unknown	Foreign shareholder
Fidelity International Limited	12,414,000	110,655,987	2.20	0	Unknown	Foreign shareholder
Newton Investment Management Ltd.	11,396,000	85,530,000	1.70	0	Unknown	Foreign shareholder
Schroder Investment Management Limited	-14,390,000	84,708,000	1.69	0	Unknown	Foreign shareholder
Halbis Capital Management (Hong Kong) Limited	4,926,000	74,664,000	1.48	0	Unknown	Foreign shareholder
UBS AG	-12,805,170	73,599,910	1.46	0	Unknown	Foreign shareholder
Sumitomo Mitsui Asset Management Limited	0	73,180,000	1.45	0	Unknown	Foreign shareholder
Huaxia Securities Co., Ltd.	0	21,160,000	0.42	21,160,000	Unknown	Others

Shareholdings of the Top Ten Shareholders not Subject to Selling Restrictions:		
Name of shareholder	**Number of shares not subject to selling restrictions held (shares)**	**Category of the shares held**
JPMorgan Chase & Co.	119,780,560	Overseas listed foreign shares
Fidelity International Limited	110,655,987	Overseas listed foreign shares
Newton Investment Management Ltd	85,530,000	Overseas listed foreign shares
Schroder Investment Management Limited	84,708,000	Overseas listed foreign shares
Halbis Capital Management (Hong Kong) Limited	74,664,000	Overseas listed foreign shares
UBS AG	73,599,910	Overseas listed foreign shares
Sumitomo Mitsui Asset Management Company, Limited	73,180,000	Overseas listed foreign shares
Jiangsu High Technology Investment Group Co., Ltd. (江蘇高科技投資集團有限公司)	12,306,520	RMB-denominated ordinary shares
Winner Glory Development Ltd	12,000,000	Overseas listed foreign shares
Jiangsu Power Company (江蘇省電力公司)	6,434,627	RMB-denominated ordinary shares
Description of any connected relationship or concerted party relationship among the above shareholders	The Company is not aware of whether or not there are connected relationships or concerted party relationships between the above shareholders	

3.3 Change of the Controlling Shareholder and the de facto Controller of the Company

☑ Applicable ☐ Not applicable

During the reporting period, the number of the Company's shares held by Jiangsu Communications Holdings Company Ltd. ("Communications Holdings"), the controlling shareholder of the Company, has changed. As at 30 June 2007, Communications Holdings held 2,742,578,825 shares of the Company or 54.44% of the Company's total shares, representing an increase of 238,318 shares as compared to the end of 2006. The reason of change was due to the fact that some of the social legal shareholders have repaid the consideration shares by way of shares. As there are social legal shareholders who have not completed the procedures of repaying the consideration, the number of the Company's shares held by the controlling shareholder will have slight change.

3.4 Purchase, Sale and Redemption of Listed Securities

There was no purchase, sale or redemption of the Company's shares by the Company or any of its subsidiaries during the reporting period.

3.5. The Code on Corporate Governance Practice

For the period between 1 January 2007 and the date of publication of this report, the Board has reviewed its day-to-day governance practices in accordance with the provisions set out in the Code on Corporate Governance Practice under Appendix 14 of the Hong Kong Listing Rules. The Board is of the view that the Company has complied with the relevant rules and regulations to regulate its operations and has adhered to strict corporate governance. It has strived to fulfill the recommended best practices and there was no act in breach of, or not in compliance with, the provisions of the Code.

4. Directors, Supervisors and Senior Management

4.1 Changes in the shareholding interests of directors, supervisors and senior management

☐ Applicable ☑ Not applicable

5. MANAGEMENT DISCUSSION AND ANALYSIS

5.1 Analysis of major roads and bridges

During the first half of 2007, the Company's major operations maintained the growth momentum of 2006. The operation and management mode of eight-lane expressway has basically stabilized after over a year of checks and improvement

through practice. The service quality and operation order of the road, as well as the response speed and handling capability for accidents, have all improved substantially. Effective controls on various costs and expenses, such as operating costs, management costs and maintenance costs, were achieved. Accordingly, the Company's operating results and profitability were further enhanced.

During the reporting period, the Group realized operating revenues of approximately RMB2,513,330,000, up approximately 37.37% over the same period last year. Under PRC Accounting Standards, the Group's profit after taxation for the reporting period was approximately RMB784,712,000 and earnings per share was approximately RMB0.16, up approximately 43.01% year-on-year. Under HKFRS, profit after taxation was approximately RMB804,732,000 and earnings per share was approximately RMB0.16, up approximately 41.14% year-on-year.

The Group's toll road and bridge operations reported a significant surge as a result of the dramatic growth of the core asset Shanghai-Nanjing Expressway. A toll revenue of approximately RMB2,036,241,000 was realized, up approximately 29.43% from the same period of 2006 and accounting for 81.02% of the total operating revenue.

Comparisons of average daily traffic volumes and toll revenues:

Road/Bridge	Average daily traffic volume (vehicle/day)			Average daily toll revenue (RMB'000/day)		
	Reporting period	Corresponding period last year	Change (%)	Reporting period	Corresponding period last year	Change (%)
Shanghai-Nanjing Expressway	47,241	37,215	26.94	8,924.9	6,289.6	41.90
Shanghai-Nanjing Section of G312	29,225	33,591	(13.00)	477.8	599.5	(20.30)
Nanjing Section of Nanjing-Lianyungang Highway	7,543	14,249	(47.06)	177.7	279.1	(36.33)
Guangjing Expressway	36,993	35,648	3.77	637.2	633.0	0.66
Xicheng Expressway	36,324	30,662	18.47	1,032.3	890.5	15.92
Jiangyin Yangtze Bridge	40,758	37,229	9.48	2,158.3	2,130.4	1.31
Sujiahang Expressway	20,221	17,791	13.66	1,564.6	1,427.7	9.59

Shanghai-Nanjing Expressway continued the growth trend of 2006, and the proportion of trucks has further increased. During the reporting period, the expressway realized approximately RMB1,615,400,000 in total toll revenue, representing approximately 79.33% of the Group's toll revenue and approximately 64.27% of the Group's total revenue. Average daily traffic volume and toll revenue were 47,241 vehicles and RMB8,924,900 respectively, representing respective year-on-year increases of approximately 26.94% and 41.90%. As for the composition of traffic volume, the average daily traffic volume of passenger vehicles was 32,568 vehicles, representing approximately 68.94% of the total average daily traffic volume. The average daily traffic volume of trucks was 14,673 vehicles, accounting for approximately 31.06% of the total average daily traffic volume and representing an increase of approximately 5.51 percentage points year-on-year. The proportion of trucks in the average daily toll revenue was approximately 50.73%, representing an increase of 9.42 percentage points compared to the same period last year. In the first half of 2007, the average daily toll revenue per vehicle amounted to RMB189, with the average daily toll revenues per passenger vehicle and per truck being RMB135 and RMB308 respectively.

G312's toll revenue continued to decline, but the downward trend has basically bottomed out. Meanwhile, Nanjing-Lianyungang Expressway, which opened to traffic in December 2006, has shown its diversion effect on the Nanjing Section of Nanjing-Lianyungang Highway. The primary effect is a diversion of passenger vehicle traffic from Nanjing-Lianyungang Highway, which reduced the section's average daily traffic volume and toll revenue by about 47.06% and 36.33% year-on-year, respectively.

Xicheng Expressway was still enjoying certain recovery effects and thereby reported a more significant growth. In the first half of 2007, the increases in passenger vehicle traffic on Guanjing Expressway, Xicheng Expressway and Sujiahang Expressway all exceeded the increases in truck traffic. Accordingly, the proportions of trucks on these expressways witnessed slight drops to varying degrees and their revenue growth fell behind traffic volume growth as a result. The operations of all these assets remained normal, however.

5.2 Analysis of principal business operations by business types or products

Unit: RMB'000

Item	Operating revenue	Year-on-year change (%)	Operating costs	Year-on-year change (%)	Margin (%)	Year-on-year change (percentage point)
Jiangsu Section of Shanghai-Nanjing Expressway	1,615,400	41.90	337,130	35.76	79.13	0.94
Shanghai-Nanjing Section of G312	86,489	(20.30)	118,123	13.00	(36.58)	(40.25)
Nanjing Section of Nanjing-Lianyungang Highway	32,170	(36.33)	7,365	(61.62)	77.10	15.08
Guangjing Xicheng Expressways	302,182	9.58	83,156	(9.34)	72.48	5.74
Ancillary services	450,912	86.59	428,372	75.37	5.00	6.08
Other operations	26,177	77.96	19,672	105.18	24.85	(9.97)
Total	2,513,330	37.37	993,818	38.49	60.46	(0.32)

1. **Reasons for the changes in operating revenues compared to the corresponding period of the previous year:**

- Shanghai-Nanjing Expressway witnessed a significant growth in toll revenue mainly benefiting from increased traffic volume and a higher proportion of trucks during the first half of the year. During January through June, the average daily traffic volume of Shanghai-Nanjing Expressway increased by approximately 26.94% year-on-year, while the proportion of trucks increased to 31.06% from 25.55% during the same period last year.

- The toll revenue of the Nanjing Section of Nanjing-Lianyungang Highway decreased by approximately 36.33% compared to the same period of last year, due to the approximately 47.06% year-on-year decline in the section's traffic volume during the first half of the year caused by the opening of the parallel Nanjing-Lianyungang Expressway.

- The increase in revenue from ancillary services mainly came from an increase in sales of petroleum products. During the first half of 2007, aggregate sales of petroleum products from all service areas generated a total revenue of RMB387,428,000, representing an increase of approximately 97.47% over the same period of last year and accounting for 91.4% of the increase in ancillary services revenue.

- The increase in revenue from other operations mainly came from billboard advertisements. From January to June 2007, outdoor billboard advertisements realized a total revenue of RMB15,427,000.

2. **Reasons for the changes in operating costs compared to the corresponding period of the previous year:**

   - The increase in operating costs of Shanghai-Nanjing Expressway was primarily due to an increase in depreciation charges for assets. From January to June 2007, the depreciation charges for fixed assets for Shanghai-Nanjing Expressway increased by approximately RMB61,003,000 over last year and accounted for 68.69% of the total increase in the expressway's total operating costs.

   - The operating costs of the Nanjing Section of Nanjing-Lianyungang Highway recorded a year-on-year drop of approximately 61.62% due to the existence of a RMB7,020,000 impairment charge for large-scale maintenance work for the same period of last year. Impairment for the project was completed last year.

   - As for ancillary services, the increase in operating costs was due to the same reasons as the increase in revenue.

5.3 **Geographical analysis of principal business**

Unit: RMB'000

District	Income from principal business	Year-on-year change in income from principal operations (%)
Toll roads in Jiangsu Province	2,487,153	37.04

5.4 **Reasons for material changes in principal business operations and their composition compared to the previous year**

☐ Applicable ☑ Not applicable

5.5 **Reasons for material changes in profitability (gross profit margin) of principal business operations compared to the previous year**

☐ Applicable ☑ Not applicable

5.6 **Analysis of reasons for material changes in the composition of profits compared to the previous year**

☐ Applicable ☑ Not applicable

5.7 **Major operating results and financial analysis (prepared in accordance with HKFRS)**

1. *Operating Results*

Under the HKFRS

Item	**Jan-Jun 2007**	**Jan-Jun 2006**	**Change**
	RMB'000	*RMB'000*	*(%)*
Revenue	2,414,857	1,758,535	37.32
Share of profits of associates	71,957	63,108	14.02
Finance costs	253,590	206,775	22.64
Income tax expense	377,683	260,145	45.18
Profit attributable to minority interests	21,250	18,026	17.89
Profit attributable to equity holders of the Company	804,732	570,167	41.14
Earnings per share (RMB)	0.16	0.11	41.14

- The growth in revenue was mainly due to the increase in toll revenue of Shanghai-Nanjing Expressway. The increase in revenue triggered significant improvement in other operating results indicators.

- The increase in investment gains was mainly attributable to the contributions by the associates, Yangtze Bridge Company and Sujiahang Company.

- The increase in finance costs was mainly caused by two factors: the first was the increase in commercial bank lending rates; and the second was the existence of RMB4 billion of short-term commercial papers among the interest-bearing liabilities a year ago, whereas all such liabilities in the first half of 2007, except a RMB1.5 billion trust loan, were commercial bank loans.

2. *Capital Structure*

Item	As at 30 June 2007		As at 31 December 2006	
	RMB'000	%	*RMB'000*	%
Current liabilities	6,742,076	27.29	6,530,754	26.08
Long-term liabilities	4,035,792	16.33	4,436,759	17.71
Liabilities at fixed interest rates	8,748,694	35.41	8,948,694	35.73
Liabilities at floating interest rates	—	—	—	—
Interest-free liabilities	2,029,174	8.21	2,018,818	8.06
Equity attributable to equity holders of the Company	13,499,015	54.64	13,651,455	54.50
Minority interests	430,355	1.74	427,828	1.71
Total assets	24,707,238	100.00	25,046,796	100.00
Gearing ratio:		35.41		35.73

Gearing ratio: Liabilities at fixed interest rates/total assets

As at the end of the reporting period, the Company's overall liability level was basically on par with the end-2006 level. The term structure of liabilities also basically remained the same as compared to end-2006.

3. *Capital Expenditure*

From January to June 2007, the Group's planned expenditures amounted to approximately RMB656,161,000. The main composition of capital expenditures is as follows:

Capital expenditure	RMB'000
Balance payment of the expansion works of Shanghai-Nanjing Expressway	563,567
Others	92,594
Total	656,161

4. *Asset liquidity and financing source*

The Group is principally engaged in the operation of toll roads and bridges. Such an operation provided a sustained and steady source of operating cash flow, thereby giving the Company a strong payment capacity. In the first half of 2007, the cash inflow from the Group's operating activities amounted to RMB2,586,685,000 and the net cash inflow from operating activities amounted to RMB1,603,653,000. While the Company's overall scale of liabilities has increased rather significantly, the overall gearing remains at a reasonable level. The management believes that the Group does not have any liquidity problem.

5. *Financing activities and financial costs*

With steady cash flows, sound credit track records and a good reputation in the sector, the Company is entitled to the prime rates for commercial bank loans under the interest rate policy of the People's Bank of China. At the same time, the Company has been trying to raise low-cost funding through methods such as specific asset management schemes and trust schemes, but such schemes are still pending approval or in the offering stage due to policy constraints or the impact of the market environment. As at 30 June 2007, the Group's total loans amounted to RMB8,748,694,000, among which RMB4,510,000,000 were short-term loans, RMB4,035,792,000 were medium/long-term loans and RMB202,902,000 were long-term loans due within one year. During the reporting period, accrued financing costs amounted to approximately RMB250,093,000.

6. *Taxation Policy*

Enterprise income tax was paid in full by the Company at a statutory tax rate of 33%. From January to June 2007, accrued income tax expenses amounted to approximately RMB377,683,000. Business tax for toll revenue from expressways was charged at the rate of 3%.

7. *Foreign exchange risks*

The Group operates its businesses principally in China. No major foreign exchange risks are involved as the Company's revenues from operations and capital expenditures are all settled in Renminbi, except dividend payments for H shares. A loan of US$9,800,000 was secured from the Spanish Government in 1998 and will be due on 18 July 2027. As at 30 June 2007, the balance of the loan was approximately RMB38,694,000 after conversion from US dollars. Although no foreign exchange hedging was made for such loan, fluctuations in exchange rates will not have any material impact on the Company's results.

8. *Contingent liabilities*

As at 30 June 2007, the Company did not have any contingent liabilities.

9. *Trust deposits*

As at 30 June 2007, the Company did not have any trust deposits with any financial institutions in China or any fixed term deposits which were irrecoverable upon their maturity.

10. *Trust loans*

In 2006, the Company secured a loan of RMB300,000,000 from its subsidiary Jiangsu Guangjing Xicheng Expressway Co., Ltd. by way of a trust loan. Of this amount, RMB200,000,000 had a term from 15 July 2006 to 14 January 2007 at a monthly interest rate of 3.915‰, while the other RMB100,000,000 had a term from 27 December 2006 to 26 June 2007 at a monthly interest rate of 4.185‰. The principal and interests of the loan were settled at the maturity dates.

The Company had also secured two separate loans of RMB200,000,000 and RMB250,000,000 from Jiangsu Guangjing Xicheng Expressway Co., Ltd. on 15 January 2007 and 27 June 2007 respectively. Both loans have a term of one year and carry an annual interest rate of 5.022%.

5.8 Application of the use of proceeds

☐ Applicable ☑ Not applicable

5.9 Modification plan for the business development plan of the Board for the second half of the year

☐ Applicable ☑ Not applicable

5.10 Warning and explanation on the forecast that the accrued net profit from the beginning of the year to the next reporting period may be recorded as losses or that a significant change may occur thereon as compared to the corresponding period of the previous year

☐ Applicable ☑ Not applicable

5.11 Management's explanation on the "disclaimer of opinion" in the Auditors' Report for the reporting period

☐ Applicable ☑ Not applicable

5.12 Management's explanation on the changes on, and the handling of, the matters related to the "disclaimer of opinion" in the Auditors' Report for the previous year

☐ Applicable ☑ Not applicable

6. SIGNIFICANT MATTERS

6.1 Acquisition, disposal and restructuring of assets

6.1.1 *Acquisition or addition of assets*

☐ Applicable ☑ Not applicable

6.1.2 *Sale or disposal of assets*

☐ Applicable ☑ Not applicable

6.2 Guarantee

☐ Applicable ☑ Not applicable

6.3 Non-operating connected debts and liabilities

☑ Applicable ☐ Not applicable

Connected party	Capital provided to connected party		Capital provided by connected party to listed company	
	Amount	Remaining amount	Amount	Remaining amount
Jiangsu Guangjing Xicheng Expressway Co., Ltd.	0	0	750,000	450,000

6.4 Material litigation or arbitration

☐ Applicable ☑ Not applicable

6.5 Analysis and description of other significant matters, their impact and solutions

☐ Applicable ☑ Not applicable

7. Financial Statements

7.1 Auditors' opinion

Financial statements

☑ unaudited ☐ audited

7.2 **Disclosure on the comparison between the Company's and the Parent Company's balance sheet, profit and loss statement, cashflow statement and changes in owner's equity (prepared under the PRC Accounting Standards)**

Consolidated Balance Sheet

As at 30 June 2007

Unit: RMB

	Consolidated		The Company	
Item	30.6.2007 (unaudited)	31.12.2006 (audited)	30.6.2007 (unaudited)	31.12.2006 (audited)
Current assets:				
Bank balances and cash	839,870,592	796,874,386	691,266,822	602,181,971
Financial assets held for trading	27,014,763	37,783,600	—	—
Accounts receivable	60,272,120	58,115,844	39,158,666	28,571,831
Prepayments	5,227,240	4,377,355	1,122,580	1,094,396
Dividend receivable	66,214,105	—	66,214,104	—
Other receivables	20,946,543	30,982,959	23,180,926	30,344,898
Inventories	31,656,302	21,695,359	8,969,717	5,805,974
Total current assets	1,051,201,665	949,829,503	829,912,815	667,999,070
Non-current assets				
Long-term equity investments	1,526,801,637	1,567,858,937	3,831,873,262	3,978,990,831
Fixed assets	22,198,537,070	22,586,828,263	19,993,581,238	20,347,517,538
Construction-in-progress	33,971,780	31,404,863	4,725,268	—
Intangible assets	1,258,462,119	1,291,102,363	1,240,618,386	1,272,860,050
Deferred tax assets	6,487,062	8,013,475	5,823,422	7,696,323
Total non-current assets	25,024,259,668	25,485,207,901	25,076,621,576	25,607,064,742
Total assets	26,075,461,333	26,435,037,404	25,906,534,391	26,275,063,812

Item	Consolidated		The Company	
	30.6.2007 (unaudited)	31.12.2006 (audited)	30.6.2007 (unaudited)	31.12.2006 (audited)
Current liabilities				
Short-term borrowings	4,510,000,000	4,510,000,000	4,950,000,000	4,800,000,000
Accounts payable	1,051,792,140	1,609,494,834	1,042,417,937	1,598,039,528
Advances from customers	7,979,322	12,184,565	2,437,811	3,263,757
Salary payable	32,062,535	37,365,708	28,229,524	27,303,064
Taxes payable	261,402,087	128,250,402	244,409,953	102,501,615
Interests payable	56,011,650	20,467,917	56,011,650	20,467,917
Dividend payable	442,139,729	11,057,681	442,139,729	11,057,681
Other payables	177,786,576	199,997,158	148,638,907	228,615,961
Non-current liabilities due within 1 year	202,902,037	1,934,692	202,902,037	1,934,692
Total current liabilities	6,742,076,076	6,530,752,957	7,117,187,548	6,793,184,215
Non-current liabilities:				
Long-term borrowings	4,035,791,793	4,436,759,139	4,035,791,793	4,436,759,139
Total liabilities	10,777,867,869	10,967,512,096	11,152,979,341	11,229,943,354
Owners' equity (or shareholders' equity):				
Paid-up capital (or share capital)	5,037,747,500	5,037,747,500	5,037,747,500	5,037,747,500
Capital reserves	7,488,686,684	7,488,686,684	7,488,686,684	7,488,686,684
Surplus reserves	1,194,135,790	1,194,135,790	1,047,767,610	1,047,767,610
Retained profits	1,146,668,330	1,319,128,187	1,179,353,256	1,470,918,664
Minority interests	430,355,160	427,827,147	—	—
Owners' equity (or shareholders' equity)	15,297,593,464	15,467,525,308	14,753,555,050	15,045,120,458
Total liabilities and owners' equity (or shareholders' equity)	26,075,461,333	26,435,037,404	25,906,534,391	26,275,063,812

Income Statement

January-June 2007

RMB

	Consolidated		The Company	
Item	**Six months ended 30.6.2007 (unaudited)**	**Six months ended 30.6.2006 (unaudited)**	**Six months ended 30.6.2007 (unaudited)**	**Six months ended 30.6.2006 (unaudited)**
1. Revenue	2,513,330,218	1,829,588,980	2,177,214,338	1,532,067,999
Less: Costs of sales	993,818,210	717,617,427	879,976,433	607,951,661
Sales taxes	72,295,535	56,344,279	62,232,889	47,161,510
General and administrative expenses	84,643,814	81,504,355	72,924,101	73,590,619
Finance expenses	250,093,401	202,709,165	258,531,010	207,956,234
Impairment loss on assets	(54,145)	-7,626	108,780	-7,625
Add: Gain from fair value changes	(1,280,949)	—	—	—
Investment income	74,032,826	57,201,259	68,993,712	157,721,327
Including: Investment income from associates and jointly controlled entities	71,957,182	63,108,595	68,993,712	164,693,663
2. Operating profit	1,185,285,280	828,622,639	972,434,837	753,136,927
Add: Non-operating income	7,015,681	7,575,666	6,733,222	5,400,417
Less: Non-operating expenses	8,655,308	9,320,485	6,313,656	7,108,406
Including: Net loss from disposal of non-current assets	231,690	15,395	228,177	—
3. Profit before tax	1,183,645,653	826,877,820	972,854,403	751,428,938
Less: Income tax expense	377,682,472	260,145,310	307,247,786	201,514,326
4. Net profit	805,963,181	566,732,510	665,606,617	549,914,612

Cash Flow Statement

January-June 2007

RMB

Item	Consolidated	
	Six months ended 30.6.2007	Six months ended 30.6.2006
1. Cash flows from operating activities:		
Cash received from sale of goods and rendering of services	2,575,665,647	1,777,563,667
Cash received relating to other operating activities	11,019,799	9,831,742
Sub-total of cash inflows from operating activities	2,586,685,446	1,787,395,409
Cash paid for goods and services	544,435,148	339,483,857
Cash paid to and on behalf of employees	93,525,881	69,920,142
Taxes paid	324,181,725	190,266,610
Cash paid relating to other operating activities	20,889,729	21,136,221
Sub-total of cash outflows from operating activities	983,032,483	620,806,830
Net cash flows from operating activities	1,603,652,963	1,166,588,579
2. Cash flows from investing activities		
Cash received from investment	37,783,600	4,082,345
Cash received from investment income	48,876,022	108,075,339
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	—	232,929
Sub-total of cash inflows from investing activities	86,659,622	112,390,613
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	656,161,426	923,772,904
Cash paid for purchase of investments	28,295,712	2,500,000
Cash paid relating to other investing activities	—	8,116
Sub-total of cash outflows from investing activities	684,457,138	926,281,020
Net cash flows from investing activities	(597,797,516)	(813,890,407)

3. Cash flows from financing activities:		
Cash received from borrowings	3,050,000,000	1,050,000,000
Sub-total of cash inflows from financing activities	3,050,000,000	1,050,000,000
Repayment of borrowings	3,250,000,000	553,312,706
Cash paid for distribution of dividends, profits and interests	762,859,241	881,904,314
Sub-total of cash outflows from financing activities	4,012,859,241	1,435,217,020
Net cash flows from financing activities	(962,859,241)	(385,217,020)
4. Net increase (decrease) in cash and cash equivalents	42,996,206	(32,518,848)
Add: Cash and cash equivalents at the beginning of the period	796,874,386	1,074,057,577
5. Cash and cash equivalents at the end of the period	839,870,592	1,041,538,729
Supplementary Information		
1. Reconciliation of net profit to cash flow from operating activities:		
Net profit	805,963,181	566,732,510
Add: Provisions for impairment loss on assets	(54,145)	—
Fixed asset depreciation, depreciation of oil and gas assets and depreciation of productive livestocks	425,726,860	363,897,174
Amortization of intangible assets	32,640,244	32,351,590
Amortization of long-term deferred expenses	—	710,834
Loss from disposal of fixed assets, intangible assets and other long-term assets	231,690	—
Loss from fair value changes	1,280,949	—
Finance expenses	253,589,997	206,775,240
Investment income	(74,032,826)	(57,201,259)
Decrease in deferred tax assets	1,526,413	—
Increase in inventories	(9,960,943)	(3,655,997)
Decrease (increase) in receivables under operating activities	7,084,400	(66,188,224)
Increase in payables under operating activities	159,657,143	123,166,711
Net cash flows from operating activities	1,603,652,963	1,166,588,579
2. Net change in cash and cash equivalents		
Cash at the end of the period	839,870,592	1,041,538,729
Less: cash at the beginning of the period	796,874,386	1,074,057,577
Net increase (decrease) in cash and cash equivalents	42,996,206	(32,518,848)

Consolidated Statement on Changes in Equity

January-June 2007

RMB

Item	Six months ended 30.6.2007					
	Paid-up capital (or share capital)	Capital reserves	Surplus reserves	Retained profits	Minority interests	Total equity
1. Balance at the end of last year	5,037,747,500	7,488,686,684	1,194,135,790	1,309,297,909	—	15,029,867,883
Add: change in accounting policy	—	—	—	9,830,278	427,827,147	437,657,425
2. Balance at the beginning of the year	5,037,747,500	7,488,686,684	1,194,135,790	1,319,128,187	427,827,147	15,467,525,308
3. Changes in the year						
(1) Net profit	—	—	—	784,712,168	21,251,013	805,963,181
(2) Distribution of profit						
i. Distribution to owners (or shareholders)	—	—	—	(957,172,025)	(18,723,000)	(975,895,025)
4. Balance at the end of the period	5,037,747,500	7,488,686,684	1,194,135,790	1,146,668,330	430,355,160	15,297,593,464

Unit: RMB

Item	Six months ended 30.6.2006					
	Paid-up capital (or share capital)	Capital reserves	Surplus reserves	Retained profits	Minority interests	Total equity
1. Balance at the end of last year	5,037,747,500	7,488,686,684	1,058,431,299	1,047,694,426	—	14,632,559,909
Add: change in accounting policy	—	—	—	10,318,639	416,907,787	427,226,426
2. Balance at the beginning of the	5,037,747,500	7,488,686,684	1,058,431,299	1,058,013,065	416,907,787	15,059,786,335
3. Changes in the year						
(1) Net profit	—	—	—	548,706,041	18,026,469	566,732,510
(2) Distribution of profit						
i. Distribution to owners (or shareholders)	—	—	—	(730,473,388)	(12,581,314)	(743,054,702)
4.Balance at the end of the period	5,037,747,500	7,488,686,684	1,058,431,299	876,245,718	422,352,942	14,883,464,143

7.3 **Notes to financial statements**

7.3.1. **There are no changes in the accounting policy, accounting estimates and accounting difference during the reporting period.**

☑ Applicable ☐ Not applicable

As from 1 January 2007, the Company has adopted the Accounting Standards for Enterprises (the "New Accounting Standards") announced by the Ministry of Finance in 2006. Transitive adjustments were made in accordance with the requirements stipulated by "Accounting Standards for Enterprises No.38 — First Time Adoption of Accounting Standards for Enterprises", the "Notice on How to Conduct Disclosure of Financial and Accounting Information in Relation to the New Accounting Standards" (Zheng Jian Fa [2006] No.136, the "Notice") announced by China Securities Regulatory Commission in November 2006 and the "Opinions of the Expert Working Group on the Implementation of Accounting Standards for Enterprises" issued by the Expert Working Group on the Implementation of Accounting Standards for Enterprises. Resulting changes in accounting policy mainly include:

1. **Income Tax**

Under the original accounting standards, the Company's income tax expense was accounted for using the tax payable method. Under the New Accounting Standards, the Company adopts the balance sheet liability method to account for its corporate income tax and to recognize deferred tax assets and deferred tax liabilities.

2. **Balance of Long-Term Equity Investments**

Under the original accounting standards, the equity investment creditor balance and debtor balance of long-term equity investments (formed before the announcement of Cai Kuai [2003] No.10 Notice) were amortized on an average basis over a fixed period and accounted for in the income statement. Under the New Accounting Standards, no more equity investment balance is incurred by long-term equity investments resulting from the consolidation of enterprises under the same control. As for other long-term equity investments accounted for using the equity method, the equity investment creditor balance incurred is included in the profit and loss account for the current period.

3. **Minority Interests**

Under the original accounting standards, minority interests were separately listed between liabilities and equity attributable to equity holders of the Company in the consolidated financial statements. Under the New Accounting Standards, minority interests are required to be listed as one of the items of shareholders' equity.

7.3.2. **There is no material change in the scopes of consolidation of the financial statements of the Company during the reporting period.**

By Order of the Board
Shen Chang Quan
Chairman

Nanjing, the PRC, 17 August 2007

As at the date of this announcement, Directors of the Company are:

Shen Change Quan, Sun Hong Ning, Chen Xiang Hui, Zhang Wen Sheng, Xie Jia Quan, Fan Yu Shu, Cui Xiao Long, Chang Yun Tsung, Fang Hung, Kenneth*, Fan Cong Lai* and Yang Xiong Sheng*.*

* *Independent Non-executive directors*



Jiangsu Expressway Company Limited

(Hong Kong Stock Exchange Stock Code: 177)



Entering the Second Venture

with Steady Growth

2007 Interim Report

Important

1. The board of directors (the "Board"), the supervisory committee and the directors, supervisors and senior management of Jiangsu Expressway Company Limited (the "Company") warrant that there are no false representations or misleading statements contained in, or material omissions from this report; and severally and jointly accept responsibility for the truthfulness, accuracy and completeness of the content of this interim report.
2. Mr. Yang Xiong Sheng, independent non-executive director, was out of town and did not attend the Board meeting. He had appointed Mr. Fan Cong Lai to vote on his behalf.
3. The financial statements in this interim report are unaudited operating results prepared in accordance with PRC Accounting Standards for Business Enterprises ("PRC Accounting Standards") and Hong Kong Financial Reporting Standards ("HKFRS") and have been reviewed by the audit committee of the Company.
4. Mr. Shen Chang Quan, Chairman of the Company, Mr. Xie Jia Quan, General Manager, and Ms. Liu Wei, Financial Controller warrant the truthfulness and completeness of the financial statements in this interim report.

I. Company Information

Statutory Name of the Company in Chinese and English:	江蘇寧滬高速公路股份有限公司 Jiangsu Expressway Company Limited
Abbreviation of Chinese Name and English Name:	寧滬高速 Jiangsu Expressway
Stock Exchanges where the Company's Shares are Listed:	A Share Shanghai Stock Exchange Stock name of A shares: 寧滬高速 Stock code of A shares: 600377 H Share The Stock Exchange of Hong Kong Limited Stock name of H Shares: Jiangsu Expressway Stock code of H Shares: 0177 ADR the United States of America Stock name of ADR: JEXWW Security United Code: 477373104
Registered Office and Place of Business:	238 Maqun Road Nanjing, Jiangsu the PRC
Postcode:	210049
Website of the Company:	http://www.jsexpressway.com
E-mail Address of the Company:	nhgs@public1.ptt.js.cn
Legal Representative of the Company:	Shen Chang Quan
Secretary to the Board:	Yao Yong Jia
Telephone:	8625-8446 9332
Company Secretary in Hong Kong:	Lee Wai Fun, Betty
Telephone:	852-2801 8008
Securities Officers:	Jiang Tao, Lou Qing
Telephone:	8625-8436 2700-301835, 301836
Fax:	8625-8446 6643
E-mail Address:	nhgs@jsexpressway.com
Newspapers Designated for Regular Announcements:	Shanghai Securities News, China Securities Journal South China Morning Post, Hong Kong Economic Times
Website Designated for Information Disclosure:	www.sse.com.cn www.hkex.com.hk www.jsexpressway.com



Regular Reports Available at:	Shanghai Stock Exchange 528 Pudong Road South Shanghai the PRC
	Hong Kong Registrars Limited 19/F, Hopewell Centre 183 Queen's Road East Wanchai Hong Kong
	Richards Butler 20th Floor, Alexandra House 16-20 Chater Road Central Hong Kong
	Company Headquarters 238 Maqun Road Nanjing, Jiangsu the PRC

II. Major Financial Data and Indicators

(1) Major Accounting Data and Indicators (Prepared in accordance with PRC Accounting Standards)

Unit: RMB'000

Item	As at 30 June 2007	As at 31 December 2006 After adjustment	As at 31 December 2006 Before adjustment	Increase (decrease) of the end of this reporting period as compared to the end of the pervious year (%)
Total assets	26,075,461	26,435,037	26,425,207	(1.36)
Equity attributable to equity holders of the Company	14,867,238	15,039,698	15,029,868	(1.15)
Net assets per share (RMB)	2.95	2.99	2.98	(1.15)

Item	Six months ended 30 June 2007	Six months ended 30 June 2006 After adjustment	Six months ended 30 June 2006 Before adjustment	Increase (decrease) of this reporting period as compared to the corresponding period of the previous year (%)
Operating profit	1,185,285	828,623	771,421	43.04
Profit before tax	1,183,646	826,878	827,137	43.15
Net profit	784,712	548,706	548,966	43.01
Net profit after non-recurring profit/loss	784,554	549,716	549,976	42.72
Basic earnings per share (RMB)	0.16	0.11	0.11	43.01
Diluted earnings per share (RMB)	0.16	0.11	0.11	43.01
Return on net assets (%)	5.28	3.65	3.80	44.66
Net cash flow from operating activities	1,603,653	1,166,589	1,166,589	37.47
Net cash flow per share from operating activities (RMB)	0.32	0.23	0.23	37.47

(2) Non-recurring profit/loss and the amounts

Unit: RMB'000

Item	Six months ended 30 June 2007
Loss from disposal of fixed assets	(232)
Gains from short-term investment	1,876
Other non-operating income and expenses, net	(1,408)
Effects of income tax	(78)
Total	158

(3) Differences between the PRC Accounting Standards and HKFRS

Unit: RMB'000

Item	Net Profit	Net Assets
Under PRC Accounting Standards	784,712	15,297,593
HKFRS adjustments:		
Valuation and depreciation of fixed assets	20,020	(1,393,255)
Non-amortization of negative goodwill	—	25,032
Under HKFRS	804,732	13,929,370

III. Changes in Share Capital and Shareholders

(1) Changes in Share Capital

During the reporting period, there has been no change to the total number of shares. As the selling restriction period of the first batch of circulating shareholders with selling restrictions has expired and the shares were listed after the completion of the Share Segregation Reform, the Company's share capital structure has been changed:

		Prior to current movement		Current movement (+,-)	After current movement	
		Number of shares	Percentage (%)	Shares with selling restrictions circulated	Number of shares	Percentage (%)
I.	**Shares subject to selling restrictions**					
	1. State-owned shares	2,739,296,706	54.37	–	2,739,296,706	54.37
	2. State-owned legal person shares	592,051,690	11.75	289,506	592,341,196	11.76
	3. Other domestic shares	286,399,104	5.69	-139,623,859	146,775,245	2.91
	Including: Domestic legal person shares	286,399,104	5.69	-139,623,859	146,775,245	2.91
	Domestic natural person shares	–	–	–	–	–
	4. Foreign shares	–	–	–	–	–
	Including: Foreign legal person shares	–	–	–	–	–
	Foreign natural person shares	–	–	–	–	–
	Total shares subject to selling restrictions	3,617,747,500	71.81	-139,334,353	3,478,413,147	69.04
II.	**Circulating shares not subject to selling restrictions**					
	1. RMB-denominated ordinary shares	198,000,000	3.93	+139,334,353	337,334,353	6.70
	2. Domestic listed foreign shares	–	–	–	–	–
	3. Foreign listed foreign shares	1,222,000,000	24.26	–	1,222,000,000	24.26
	4. Others	–	–	–	–	–
	Total circulating shares not subject to selling restrictions	1,420,000,000	28.19	+139,334,353	1,559,334,353	30.96
III.	**Shares in total**	**5,037,747,500**	**100**	**0**	**5,037,747,500**	**100**

Changes in share transfer and approval status

On 16 May 2007, the selling restriction period of the Company's first batch of circulating shares with selling restrictions totalled 28,699,104 shares expired. Pursuant to the conditions for circulation, such shares become eligible for listing and circulation only after the considerations of such shares pre-paid by the major shareholder of the Company have been repaid. The repayment of consideration can take place in the form of the shares pre-paid for or an equivalent cash amount for such shares calculated at the average of the closing prices of Jiangsu Expressway for the five trading days after the date of implementation of the Share Segregation Reform. During the reporting period, the Company completed the listing and circulation procedures for those shareholders whose shares fulfilled the conditions for circulation. The first batch of such shares totalled 103,260,554 shares and the second batch totalled 36,073,799 shares. Upon the Company's submission of the relevant circulation applications to the State-owned Assets Supervision and Administration Commission of Jiangsu Province, the Shanghai Stock Exchange and the Shanghai Branch of China Securities Depositary & Clearing Corporation Limited and obtaining the relevant approvals, the two batches were listed and circulated on 16 May 2007 and 14 June 2007 respectively. During the reporting period, shareholders of circulating shares with selling restrictions repaid 289,506 shares to the major shareholders and the relevant share transfer procedures were completed. As at 30 June 2007, the Company had a total of 337,334,353 circulating A shares with no selling restrictions, accounting for 6.7% of the total share capital. Circulating shares with selling restrictions totalled 3,478,413,147 shares, equivalent to 69.04% of the total share capital. Applications for the listing of such shares will be made in batches upon fulfillment of the conditions for circulation.

(2) Shareholders

1. Number of shareholders at the end of the reporting period

   As at 30 June 2007, there was a total of 64,142 shareholders in the registers of members of the Company, of whom 63,525 were domestic shareholders and 617 were foreign shareholders.

2. Shareholdings of major shareholders

   i. As at 30 June 2007, shareholdings of the top ten shareholders of the Company were as follows:

Name of shareholder	Change during the period (+, -)	Number of shares held at the end of the reporting period (shares)	Shareholding percentage (%)	Number of shares held subject to selling restrictions	Number of shares pledged or frozen	Type of shareholder
Jiangsu Communication Holdings Company Ltd.	238,318	2,742,578,825	54.44	2,742,578,825	0	State-owned shareholder
Huajian Transportation Economic Development Centre	51,188	589,059,077	11.69	589,059,077	0	State-owned shareholder
JPMorgan Chase & Co.	-22,735,434	119,780,560	2.38	0	Unknown	Foreign shareholder
Fidelity International Limited	12,414,000	110,655,987	2.20	0	Unknown	Foreign shareholder
Newton Investment Management Ltd.	11,396,000	85,530,000	1.70	0	Unknown	Foreign shareholder
Schroder Investment Management Limited	-14,390,000	84,708,000	1.69	0	Unknown	Foreign shareholder
Halbis Capital Management (Hong Kong) Limited	4,926,000	74,664,000	1.48	0	Unknown	Foreign shareholder
UBS AG	-12,805,170	73,599,910	1.46	0	Unknown	Foreign shareholder
Sumitomo Mitsui Asset Management Limited	0	73,180,000	1.45	0	Unknown	Foreign shareholder
Huaxia Securities Co., Ltd.	0	21,160,000	0.42	21,160,000	Unknown	Others

Note: Connection between the top ten shareholders:

a. The Company is not aware whether the top ten shareholders are connected to each other or acting in concert;

b. During the reporting period, there were no connected persons, strategic investors or general legal persons becoming one of the top ten shareholders of the Company as a result of the placement of new shares;

c. The numbers of shares held by H-share holders were extracted from the register required to be maintained under the Securities and Futures Ordinance of Hong Kong (the "SFO").

ii. As at 30 June 2007, the shareholdings of the top ten shareholders not subject to selling restrictions were as follows:

Name of shareholder	Number of shares held at the end of the reporting period (shares)	Category of the shares held
JPMorgan Chase & Co.	119,780,560	Overseas listed foreign shares
Fidelity International Limited	110,655,987	Overseas listed foreign shares
Newton Investment Management Ltd	85,530,000	Overseas Listed foreign shares
Schroder Investment Management Limited	84,708,000	Overseas listed foreign shares
Halbis Capital Management (Hong Kong) Limited	74,664,000	Overseas listed foreign shares
UBS AG	73,599,910	Overseas listed foreign shares
Sumitomo Mitsui Asset Management Limited	73,180,000	Overseas listed foreign shares
Jiangsu High Technology Investment Group Co., Ltd. (江蘇高科技投資集團有限公司)	12,306,520	RMB-denominated ordinary shares
Winner Glory Development Ltd	12,000,000	Overseas Listed foreign shares
Jiangsu Power Company (江蘇省電力公司)	6,434,627	RMB-denominated ordinary shares

iii. As at 30 June 2007, the shareholdings of the top ten A shareholders not subject to selling restrictions were as follows:

Name of shareholder	Number of shares held at the end of the reporting period (shares)	Category of the shares held
Jiangsu High Technology Investment Group Co. Ltd. (江蘇高科技投資集團有限公司)	12,306,520	RMB-denominated ordinary shares
Jiangsu Power Company (江蘇省電力公司)	6,434,627	RMB-denominated ordinary shares
匯添富成長焦點投資基金	5,313,800	RMB-denominate ordinary shares
ABN AMRO (荷蘭銀行)	4,887,615	RMB-denominated ordinary shares
通用電氣資產管理公司	4,242,841	RMB-denominate ordinary shares
Deutsche Bank (德意志銀行)	3,569,520	RMB-denominated ordinary shares
中國經濟技術投資擔保有限公司	3,000,000	RMB-denominated ordinary shares
江蘇省交通廳公路局	2,000,000	RMB-denominated ordinary shares
江蘇省紡織總公司	2,000,000	RMB-denominate ordinary shares
江蘇省電力燃料集團有限公司	2,000,000	RMB-denominated ordinary shares

iv. As at 30 June 2007, the shareholdings of the top ten shareholders subject to selling restrictions and their selling restrictions were as follows:

			Listing and trading of shares subject to selling restrictions		
No.	Name of shareholder subject to selling restrictions	Number of shares held subject to selling restrictions	Listing and trading date	Number of additional listed and tradable shares	Selling restrictions
1	Jiangsu Communications Holdings Company Ltd.	2,742,578,825	16 May 2011	0	Note 1
2	Huajian Transportation Economic Development Centre	589,059,077	16 May 2011	0	Note 1
3	Huaxia Securities Co., Ltd.	21,160,000	16 May 2007	21,160,000	Note 2
4	Shenyin Wanguo Securities Co., Ltd. (申銀萬國證券股份有限公司)	14,450,000	16 May 2007	14,450,000	Note 2
5	Shanghai Haiji Investment Development Co., Ltd. (上海海基投資發展有限公司)	14,150,000	16 May 2007	14,150,000	Note 2
6	Shanghai Ruichen Investment Management Consultant Co., Ltd. (上海瑞晨投資管理諮詢有限公司)	4,400,000	16 May 2007	4,400,000	Note 2
7	China Communication Construction Company Limited (中國交通建設股份有限公司)	3,000,000	16 May 2007	3,000,000	Note 2
8	Rundi Zhi Ye Co., Ltd. (潤地置業股份有限公司)	3,000,000	16 May 2007	3,000,000	Note 2
9	Wujin Investment Company (武進市投資公司)	2,288,800	16 May 2007	2,288,800	Note 2
10	Zhenjiang Communication Investment Construction Development Company (鎮江市交通投資建設發展公司)	2,100,000	16 May 2007	2,100,000	Note 2

Note 1: Undertook not to reduce the holding of the Company's shares before 16 May 2011.

Note 2: Prior consent shall be obtained from the Non-circulating Shareholders who have advanced the consideration on behalf of the relevant shareholders and that the consideration so advanced shall be repaid by the relevant non-circulating shareholder. For repayment, the relevant (advancee) shareholders may opt to transfer the amount of shares being advanced or to pay in cash in an amount calculated in accordance with the average closing price of the five trading days following the implementation date of the Company's Share Segregation Reform for the consideration shares. Application for the listing status of such shares shall then be submitted by the Company to the stock exchange.

v. As at 30 June 2007, as far as the Company is aware, the following individuals held 5% or more of the interests or short positions in the shares or underlying shares of the Company as recorded in the register required to be maintained under the SFO:

Name	Capacity	Direct interests	Number of H shares	Percentage of H shares (total shares) (%)
Jiangsu Communications Holdings Company Ltd.	Others	Yes	2,742,578,825	(54.44)
China Merchants Group Limited (招商局集團有限公司)/ Huajian Transportation Economic Development Centre[1]	Others	Yes	589,059,077	(11.69)
JP Morgan Chase & Co.[2]	Interests in controlled corporation	No	119,780,560	9.80 (2.38)
Fidelity International Limited	Investment manager	Yes	110,655,987	9.06 (2.20)
Newton Investment Management Ltd	Investment manager	Yes	85,530,000	7.00 (1.70)
Schroder Investment Management Limited[3]	Investment manager	Yes	84,708,000	6.93 (1.68)
Halbis Capital Management (Hong Kong) Limited[4]	Investment manager	Yes	74,664,000	6.11 (1.48)
UBS AG[5]	Interests in controlled corporation	Yes	73,599,910	6.02 (1.46)
Sumitomo Mitsui Asset Management Company, Limited/Sumitomo Life Insurance Company[6]	Interests in controlled corporation	No	73,168,000	5.99 (1.45)

Note:

(1) China Merchants Group Limited was deemed to hold interests by virtue of its control of Huajian Transportation Economic Development Centre's interest in the shares.

(2) JP Morgan Chase & Co. was deemed to hold interests by virtue of its controlling interests in the following corporations:

(i) 110,934,960 shares (reported as lending pool) held by JP Morgan Chase Bank, N.A. (a 100% directly controlled corporation);

(ii) 8,845,600 shares held by two indirectly controlled corporations.

(3) It is stated in Form 2 submitted by Schroder Investment Management Limited to the Hong Kong Stock Exchange on 28 June 2007 that its parent company is Schroders PLC..

(4) HSBC Halbis Partners (Hong Kong) Limited was deemed to hold interests in the shares in its capacity as the investment manager. It is stated in Form 2 submitted by HSBC Halbis Partners (Hong Kong) Limited to the Hong Kong Stock Exchange on 10 May 2007 that its parent company is HSBC Holdings plc.

(5) UBS AG was deemed to hold interests by virtue of its constrolling interests in 10 directly controlled corporations.

(6) Sumitomo Life Insurance Company was the controlling shareholder of Sumitomo Mitsui Asset Management Company, Limited, which was deemed to hold interests in the shares. Sumitomo Mitsui Asset Management Company, Limited was deemed to hold interests in the shares in its capacity as the investment manager.

Save as disclosed above, to the Company's best knowledge, as at 30 June 2007, there was no person who was required to make disclosure under the SFO.

(3) Change of the controlling shareholder and the de facto controller

During the reporting period, the number of the Company's shares held by Jiangsu Communications Holdings Company Ltd. ("Communications Holdings"), the controlling shareholder of the Company, has changed. As at 30 June 2007, Communications Holdings held 2,742,578,825 shares of the Company or 54.44% of the Company's total shares, representing an increase of 238,318 shares as compared to the end of 2006. The reason of change was due to the fact that some of the social legal shareholders have repaid the consideration shares by way of shares. As there are social legal shareholders who have not completed the procedures of repaying the consideration, the number of the Company's shares held by the controlling shareholder will have slight change.

(4) Purchase, Sale and Redemption of Shares of the Company

As at 30 June 2007, there was no purchase, sale or redemption of the Company's shares by the Company or any of its subsidiaries.

(5) Pre-emption Rights

In accordance with the laws of the People's Republic of China and the Company's articles of association, the Company did not grant any pre-emption rights pursuant to which the Company was required to offer new shares to existing shareholders in proportion to their shareholdings.

(6) Public Float

As at 30 June 2007 and 17 August 2007 (the latest practicable date of this disclosure statement), the Company complied with the 25% public float requirement under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Hong Kong Listing Rules").

IV. Directors, Supervisors and Senior Management

(1) Shareholding of Directors, Supervisors and Senior Management

During the reporting period, upon specific enquiries made to all the directors, there was no record showing that any directors, supervisors, key senior management of the Company or any of their associates had any interests in the registered share capitals of the Company, its subsidiaries or associated companies that were required to be disclosed pursuant to the SFO or the Model Code for Securities Transactions by Directors of Listed Companies of the Hong Kong Listing Rules.

The Company and its subsidiaries or associated companies have not entered into any arrangements to enable the directors, supervisors, senior management of the Company or any of their associates to acquire benefits by means of acquisition of share capital in or debentures of the Company or its subsidiaries or associated companies.

(2) New Appointment or Removal of Directors, Supervisors and Senior Management

During the reporting period, there was no change to the member of the Company's Board and supervisory committee. The seventh meeting of the fifth session of the Board held by the Company approved the appointments of Ms. Liu Wei and Mr. Zhao Jia Jun as the Company's Deputy General Managers for a term of three years.

V. Report of the Directors

(1) Discussion and analysis on the overall operations during the reporting period

1. Review of operations

During the first half of 2007, the Company's major operations maintained the growth momentum of 2006. The operation and management mode of eight-lane expressway has basically stabilized after over a year of checks and improvement through practice. The service quality and operation order of the road, as well as the response speed and handling capability for accidents, have all improved substantially. Effective controls on various costs and expenses, such as operating costs, management costs and maintenance costs, were achieved. Accordingly, the Company's operating results and profitability were further enhanced.

In the first half of the year, the Company continued to strengthen the on-site management of its road operations, providing to road users a travelling environment with safety, smooth traffic and good service quality. On 1 March 2007, Jiangsu Province implemented the new Regulations for Expressways, which demands higher management standards and service requirements in terms of expressway operations. The Company has, accordingly, expanded its staffing, equipment and facilities at toll stations in a timely manner. 438 new staff members were added to the toll stations and systematic pre-job training was given, in order to ensure the full opening of all toll passages as stipulated by the new regulations as well as orderly and smooth traffic at the toll stations during peak periods.

Internal management was improved systematically. During the first half of the year, the Company underwent the improvement and upgrade of the management-by-objectives system and the integrated OA management system, achieving improvements in all management procedures. In order to further enhance the systematization, execution flow and efficiency of the corporate internal control system, the Company has pursued an integration of the various existing management and control systems, and began to establish an independent and complete internal control mechanism in accordance with relevant requirements of the regulatory authorities, so as to form a standardized, easy-to-operate corporate management and control system.

2. Results summary

During the reporting period, the Group realized operating revenues of approximately RMB2,513,330,000, up approximately 37.37% over the same period last year. Under PRC Accounting Standards, the Group's profit after taxation for the reporting period was approximately RMB784,712,000 and earnings per share was approximately RMB0.16, up approximately 43.01% year-on-year. Under HKFRS, profit after taxation was approximately RMB804,732,000 and earnings per share was approximately RMB0.16, up approximately 41.14% year-on-year. The operating conditions of different operations are listed below:

Unit: RMB '000

Item	Operating revenue	Year-on-year change (%)	Operating costs	Year-on-year change (%)	Margin (%)	Year-on-year change (percentage point)
Jiangsu Section of Shanghai-Nanjing Expressway	1,615,400	41.90	337,130	35.76	79.13	0.94
Shanghai-Nanjing Section of G312	86,489	(20.30)	118,123	13.00	(36.58)	(40.25)
Nanjing Section of Nanjing-Lianyungang Highway	32,170	(36.33)	7,365	(61.62)	77.10	15.08
Guangjing Xicheng Expressways	302,182	9.58	83,156	(9.34)	72.48	5.74
Ancillary services	450,912	86.59	428,372	75.37	5.00	6.08
Other operations	26,177	77.96	19,672	105.18	24.85	(9.97)
Total	2,513,330	37.37	993,818	38.49	60.46	(0.32)

Explanation of year-on-year changes in operating revenues:

— Shanghai-Nanjing Expressway saw a significant growth in toll revenue mainly benefiting from increased traffic volume and a higher proportion of trucks during the first half of the year. During January through June, the average daily traffic volume of Shanghai-Nanjing Expressway increased by approximately 26.94% year-on-year, while the proportion of trucks increased to 31.06% from 25.55% during the same period of last year.

— The toll revenue of the Nanjing Section of Nanjing-Lianyungang Highway decreased by approximately 36.33% compared to the same period last year, due to the approximately 47.06% year-on-year decline in the section's traffic volume during the first half of the year caused by the opening of the parallel Nanjing-Lianyungang Expressway.

— The increase in revenue from ancillary services mainly came from an increase in sales of petroleum products. During the first half of 2007, aggregate sales of petroleum products from all service areas generated a total revenue of RMB387,428,000, representing an increase of approximately 97.47% over the same period last year and accounting for 91.40% of the increase in ancillary services revenue.

— The increase in revenue from other operations mainly came from billboard advertisements. From January to June 2007, outdoor billboard advertisements realized a total revenue of RMB15,427,000.

Explanation of year-on-year changes in operating costs:

— The increase in operating costs of Shanghai-Nanjing Expressway was primarily due to an increase in depreciation charges for assets. From January to June 2007, the depreciation charges for fixed assets for Shanghai-Nanjing Expressway increased by approximately RMB61,003,000 compared to the same period of last year and accounted for 68.69% of the total increase in the expressway's total operating costs.

— The operating costs of the Nanjing Section of Nanjing-Lianyungang Highway recorded a year-on-year drop of approximately 61.62% due to the existence of a RMB7,020,000 impairment charge for large-scale maintenance work for the same period last year. Impairment for the project was completed last year.

— As for ancillary services, the increase in operating costs was due to the same reasons as the increase in revenue.

(2) Principal operations of the Company and their operating performance

1. Toll road and bridge operations

In the first half of 2007, the Group's toll road and bridge operations reported a significant surge as a result of the dramatic growth of the core asset Shanghai-Nanjing Expressway. A toll revenue of approximately RMB2,036,241,000 was realized, up approximately 29.43% from the same period of 2006 and accounting for 81.02% of the total operating revenue.

Comparisons of average daily traffic volumes and toll revenues:

Road/Bridge	Average daily traffic volume (vehicle/day)			Average daily toll revenue (RMB '000/day)		
	Reporting period	Corresponding period last year	Change (%)	Reporting period	Corresponding period last year	Change (%)
Shanghai-Nanjing Expressway	47,241	37,215	26.94	8,924.9	6,289.6	41.90
Shanghai-Nanjing Section of G312	29,225	33,591	(13.00)	477.8	599.5	(20.30)
Nanjing Section of Nanjing-Lianyungang Highway	7,543	14,249	(47.06)	177.7	279.1	(36.33)
Guangjing Expressway	36,993	35,648	3.77	637.2	633.0	0.66
Xicheng Expressway	36,324	30,662	18.47	1,032.3	890.5	15.92
Jiangyin Yangtze Bridge	40,758	37,229	9.48	2,158.3	2,130.4	1.31
Sujiahang Expressway	20,221	17,791	13.66	1,564.6	1,427.7	9.59

Shanghai-Nanjing Expressway continued the growth trend of 2006, and the proportion of trucks has further increased. During the reporting period, the expressway realized approximately RMB1,615,400,000 in total toll revenue, representing approximately 79.33% of the Group's toll revenue and approximately 64.27% of the Group's total revenue. Average daily traffic volume and average daily toll revenue were 47,241 vehicles and RMB8,924,900 respectively, representing respective year-on-year increases of approximately 26.94% and 41.90%. As for the composition of traffic volume, the average daily traffic volume of passenger vehicles was 32,568 vehicles in the first half of the year, representing approximately 68.94% of the total average daily traffic volume. The average daily traffic volume of trucks was 14,673 vehicles, accounting for approximately 31.06% of the total average daily traffic volume and representing an increase of approximately 5.51 percentage points year-on-year. The proportion of trucks in the average daily toll revenue was approximately 50.73%, representing an increase of 9.42 percentage points compared to the same period of last year. In the first half of 2007, the average daily toll revenue per vehicle amounted to RMB189, with the average daily toll revenues per passenger vehicle and per truck being RMB135 and RMB308 respectively.

G312's toll revenue continued to decline, but the downward trend has basically bottomed out. Meanwhile, Nanjing-Lianyungang Expressway, which opened to traffic in December 2006, has shown its diversion effect on the Nanjing Section of Nanjing-Lianyungang Highway. The primary effect is a diversion of passenger vehicle traffic from Nanjing-Lianyungang Highway, which reduced the section's average daily traffic volume and average daily toll revenue by about 47.06% and 36.33% year-on-year, respectively.

Xicheng Expressway was still enjoying certain recovery effects and as a result reported a more significant growth. In the first half of 2007, the increases in passenger vehicle traffic on Guanjing Expressway, Xicheng Expressway and Sujiahang Expressway all exceeded the increases in truck traffic. Accordingly, the proportions of trucks on these expressways saw slight drops to varying degrees and their revenue growth fell behind traffic volume growth as a result. However, the operations of all these assets remained normal.

2. Ancillary services

The rapid growth of Shanghai-Nanjing Expressway's traffic volume triggered substantial improvement for the business operations of the various service areas along the expressway. During the first half of 2007, service areas realized an operating revenue of RMB450,912,000, up 86.59% year-on-year. Among this revenue, sales of petroleum products realized a revenue of RMB387,428,000 while other operations such as catering and retailing recorded a revenue of RMB63,484,000, representing year-on-year increases of approximately 97.47% and 39.63%, respectively.

(3) Operations and results of subsidiaries

Name of company	Principal operations	Attributable equity interests	Asset size (RMB '000)	Profit/Loss generated (RMB '000)	Proportion of total net profit (%)
Jiangsu Sundian Engineering Co., Ltd	Special repair and maintenance of roads and bridges (including expressways), works on road surfaces and traffic safety facilities, and so forth	95.5%	64,766	(2,699)	(0.34)
Jiangsu Ninghu Investment Development Co., Ltd.	Investments in various infrastructures, industrial concerns and industries	95%	137,350	5,311	0.68
Jiangsu Guangjing Xicheng Expressway Co., Ltd	Construction, management, maintenance and repair and toll collection of Jiangsu Guangjing-Xicheng Expressways	85%	2,879,179	139,903	17.83

(4) Operation and results of companies in which the Company had equity interests

Name of company	Scope of business	Attributable equity interests	Asset size (RMB '000)	Revenue from investment (RMB '000)	Proportion of total net profit (%)
Suzhou Sujiahang Expressway Co., Ltd	Management and operation of the Jiangsu Section of Sujiahang Expressway	33.33%	4,846,445	12,287	1.57
Jiangsu Kuailu Bus Transportation Stock Co., Ltd.	Road transportation, automobile repair and sales of automobiles and spare parts	33.2%	292,688	4,148	0.53
Jiangsu Yangtze Bridge Co., Ltd	Mainly engaged in the management and operation of Jiangyin Yangtze Bridge	26.66%	3,467,740	52,559	6.70

(5) Analysis of operating results and financial position

1. Analysis of operating results

— Under the PRC Accounting Standards

Item	Jan-Jun 2007 RMB '000	Jan-Jun 2006 RMB '000	Change (%)
Revenue	2,513,330	1,829,589	37.37
Investment income	74,033	57,201	29.43
Operating profit	1,185,285	828,623	43.04
Finance expenses	250,093	202,709	23.38
Profit before tax	1,183,646	826,878	43.15
Income tax expense	377,683	260,145	45.18
Minority interests	21,251	18,026	17.89
Profit attributable to equity holders of the Company	784,712	548,706	43.01
Earnings per share (RMB)	0.16	0.11	43.01

— Under the HKFRS

Item	Jan-Jun 2007 RMB '000	Jan-Jun 2006 RMB '000	Change (%)
Revenue	2,414,857	1,758,535	37.32
Share of profits of associates	71,957	63,108	14.02
Finance costs	253,590	206,775	22.64
Income tax expense	377,683	260,145	45.18
Profit attributable to minority interests	21,250	18,026	17.89
Profit attributable to equity holders of the Company	804,732	570,167	41.14
Earning per share (RMB)	0.16	0.11	41.14

- The growth in revenue was mainly due to the increase in toll revenue of Shanghai-Nanjing Expressway. The increase in revenue triggered significant improvement in other operating results indicators.
- The increase in investment gains was mainly attributable to the contributions by the associates, Yangtze Bridge Company and Sujiahang Company.
- The increase in financial costs was mainly caused by two factors: the first was the increase in commercial bank lending rates; and the second was the existence of RMB4 billion of short-term commercial papers among the interest-bearing liabilities last year, whereas all such liabilities in the first half of 2007, except a RMB1.5 billion trust loan, were commercial bank loans.

2. Analysis of financial position

— The Group's capital structure

As at the end of the reporting period, the Company's overall liability level was basically on par with the end-2006 level. The term structure of liabilities also remained basically the same as compared to end-2006.

Under the PRC Accounting Standards, the capital structure of the Group as at 30 June 2007 and the comparative figures as at 31 December 2006 are as follows:

Item	As at 30 June 2007		As at 31 December 2006	
	RMB '000	%	RMB '000	%
Current liabilities	6,742,076	25.85	6,530,753	24.70
Long-term liabilities	4,035,792	15.48	4,436,759	16.79
Liabilities at fixed interest rates	8,748,694	33.55	8,948,694	33.85
Liabilities at floating interest rates	—	—	—	—
Interest-free liabilities	2,029,174	7.78	2,018,818	7.64
Equity attributable to equity holders of the Company	14,867,238	57.02	15,039,698	56.89
Minority interests	430,355	1.65	427,827	1.62
Total assets	26,075,461	100.00	26,435,037	100.00
Gearing ratio:	41.33%		41.49%	

Under the HKFRS, the capital structure of the Group as at 30 June 2007 and the comparative figures as at 31 December 2006 are as follows:

Item	As at 30 June 2007		As at 31 December 2006	
	RMB '000	%	RMB '000	%
Current liabilities	6,742,076	27.29	6,530,754	26.08
Long-term liabilities	4,035,792	16.33	4,436,759	17.71
Liabilities at fixed interest rates	8,748,694	35.41	8,948,694	35.73
Liabilities at floating interest rates	—	—	—	—
Interest-free liabilities	2,029,174	8.21	2,018,818	8.06
Equity attributable to equity holders of the Company	13,499,015	54.64	13,651,455	54.50
Minority interests	430,355	1.74	427,828	1.71
Total assets	24,707,238	100.00	25,046,796	100.00
Gearing ratio:	35.41		35.73	

Gearing ratio: Liabilities at fixed interest rates/total assets

- **Capital expenditures**

From January to June 2007, the Group's planned expenditures amounted to approximately RMB656,161,000. The main composition of capital expenditures is as follows:

Capital expenditure	RMB '000
Balance payment of the expansion works of Shanghai-Nanjing Expressway	563,567
Others	92,594
Total	656,161

- **Asset liquidity and financial source**

The Group is principally engaged in the operation of toll roads and bridges. Such an operation provides a sustained and steady source of operating cash flow, thereby giving the Company a strong payment capacity. In the first half of 2007, the cash inflow from the Group's operating activities amounted to RMB2,586,685,000 and the net cash inflow from operating activities amounted to RMB1,603,653,000. While the Company's overall scale of liabilities has increased rather significantly, the overall gearing remains at a reasonable level. The management believes that the Group does not have any liquidity problem.

- **Financing activities and financial costs**

With steady cash flows, sound credit track records and a good reputation in the sector, the Company is entitled to the prime rates for commercial bank loans under the interest rate policy of the People's Bank of China. At the same time, the Company has been trying to raise low-cost funding through methods such as specific asset management schemes and trust schemes, but such schemes are still pending approval or in the offering stage due to policy constraints or the impact of the market environment. As at 30 June 2007, the Group's total loans amounted to RMB8,748,694,000, among which RMB4,510,000,000 were short-term loans, RMB4,035,792,000 were medium/long-term loans and RMB202,902,000 were long-term loans due within one year. During the reporting period, accrued financing costs amounted to approximately RMB250,093,000.

- **Taxation policy**

Enterprise income tax was paid in full by the Company at the statutory tax rate of 33%. From January to June 2007, accrued income tax expenses amounted to approximately RMB377,683,000. Business tax for toll revenue from expressways was charged at the rate of 3%.

- **Foreign exchange risks**

The Group operates its businesses principally in China. No major foreign exchange risks are involved as the Company's revenues from operations and capital expenditures are all settled in Renminbi, except dividend payments for H shares. A loan of US$9,800,000 was secured from the Spanish Government in 1998 and will be due on 18 July 2027. As at 30 June 2007, the balance of the loan was approximately RMB38,694,000 after conversion from US dollars. Although no foreign exchange hedging was made for such loan, fluctuations in exchange rates will not have any material impact on the Company's results.

- **Contingent liabilities**

As at 30 June 2007, the Company did not have any contingent liabilities.

- **Trust deposits**

As at 30 June 2007, the Company did not have any trust deposits with any financial institutions in China or any fixed term deposits which were irrecoverable upon their maturity.

— **Trust loans**

In 2006, the Company secured a loan of RMB300,000,000 from its subsidiary Jiangsu Guangjing Xicheng Expressway Co., Ltd. by way of a trust loan. Of this amount, RMB200,000,000 had a term from 15 July 2006 to 14 January 2007 at a monthly interest rate of 3.915‰, while the other RMB100,000,000 had a term from 27 December 2006 to 26 June 2007 at a monthly interest rate of 4.185‰. The principal and interests of the loan were settled at the maturity dates.

The Company had also secured two separate loans of RMB200,000,000 and RMB250,000,000 from Jiangsu Guangjing Xicheng Expressway Co., Ltd. on 15 January 2007 and 27 June 2007 respectively. Both loans have a term of one year and carry an annual interest rate of 5.022%.

VI. Significant Matters

(1) Corporate Governance

During the reporting period, the Company continued to improve the operations and management of the Company and strove to enhance the quality of corporate governance, with reference to the CSRC's documented regulations on corporate governance and the requirements of the listing rules of the Shanghai Stock Exchange and the Hong Kong Stock Exchange.

1. Amendement and enhancement of the corporate governance system

   Pursuant to the State's newly amended Company Law and Securities Law and the revised requirements of the Shanghai Stock Exchange's listing rules, the Company conducted a large-scale amendment on the Articles of Association during the first half of the year involving 21 chapters and 105 articles. The relevant approval and reporting procedures were completed in accordance with the statutory requirements.

   Pursuant to the requirements under the CSRC's Administrative Measures on Information Disclosure of Listed Companies and the Shanghai Stock Exchange's Guidelines for Administrative System on Information Disclosure of Listed Companies, the Company compiled the Administrative Measures on Information Disclosure in the first half of 2007. The Administrative Measures systematically organized and summarized the information disclosure procedures and methods of the Company and created a clear set of operating regulations and disclosure procedures for the Company's future information disclosure work. The Administrative Measures were published online before 30 June 2007 upon a review by the Board and have been effectively implemented.

2. Self-inspection on specific corporate governance matters

   Pursuant to the requirements of the CSRC's Notice on the Enhancement of Specific Corporate Governance Matters of Listed Companies, the Company has, during the reporting period, conducted self-inspection and produced an objective and comprehensive evaluation on its current state of governance in strict compliance with the relevant laws, regulations and internal rules and systems of the Company. Through self-inspection, the Company concludes that it has always been complying with good corporate governance principles. A sound governance structure has been developed and regulated operations have been maintained, with all established governance systems strictly observed as guidelines for daily activities. The Company's operations and management acts are regularly reviewed, with a view to enhancing the compliance, independence and transparency of the Company's operations. An effective internal control mechanism is gradually developed and improved to ensure regulated operations, stable development and further enhancement of shareholders' value of the Company. Meanwhile, through self-inspection, the Company has also discovered aspects for further improvement regarding corporate governance. The Company has made a preliminary self-inspection report and a reform proposal, and upon the Board's review and approval, further disclosures and improvements will be made.

3. Execution and Enhancement of Internal Controls

   The Company's present internal control systems and measures cover all aspects of operation and management, and are sufficiently executed in actual operations. Such systems and measures have facilitated sound supervision, guidance and control over the operations and business operation flow of the Company. During the reporting period, The Company has also conducted inspection, supervision and assessment on the financial position, operations and internal regulated activities of various businesses and their work flows in order to mitigate operating risks. No major deficiency or omission was found.

   To achieve further improvement in the systematization, execution flow and efficiency of the internal control mechanism, the Company began the integration work of its internal control mechanisms since the beginning of this year to form an independent and complete internal control mechanism, in accordance with the Ministry of Finance's Principles on Internal Control of Enterprises – Basic Principles, the Shanghai Stock Exchange's Guidelines on Internal Control of Listed Companies and the Hong Kong Stock Exchange's Code on Corporate Governance Practice. It is expected that all relevant work would be completed before the end of this year.

4. The Audit Committee

The Audit Committee of the Company comprises three members, all of whom are Non-executive Directors, including one who is an Independent Non-executive Director having the appropriate professional qualifications or appropriate accounting expertise or relevant expertise in financial management as required under Rule 3.10(2) of the Hong Kong Listing Rules. Independent Non-executive Directors represent a majority among the members of the Audit Committee, and the chairman is an Independent Non-executive Director.

The Audit Committee has reviewed the accounting principles, accounting standards and methods of review adopted by the Company. It has also reviewed the unaudited financial statements for the first quarter and the first half of 2007. The Audit Committee considered that the financial statements for the first quarter and the first half of 2007 complied with the applicable accounting standards and legal requirements, and that the Company has made appropriate disclosure thereof.

5. The Code on Corporate Governance Practice

For the period between 1 January 2007 and the date of publication of this report, the Board has reviewed its day-to-day governance practices in accordance with the provisions set out in the Code on Corporate Governance Practice under Appendix 14 of the Hong Kong Listing Rules. The Board is of the view that the Company has complied with the relevant rules and regulations to regulate its operations and has adhered to strict corporate governance. It has strived to fulfill the recommended best practices and there was no act in breach of, or not in compliance with, the provisions of the Code.

6. The Model Code for Securities Transactions by Directors

Upon specific enquiries made to all the Directors and Supervisors of the Company, the Directors and Supervisors of the Company have complied with the provisions on securities transactions under the Model Code for Securities Transactions by Directors of Listed Companies under Appendix 10 of the Hong Kong Listing Rules (the "Model Code"). The relevant personnel of the Company have also complied with the Model Code for Securities Transactions by Directors, Supervisors, Senior Management Members and Relevant Employees.

(2) Profit Distribution Scheme and its Implementation

The following profit distribution scheme for 2006 was approved at the 7th meeting of the fifth session of the Board held by the Company: a cash dividend of RMB0.19 per share shall be distributed to all shareholders on the basis of a total of 5,037,747,500 shares in issue at the end of 2006. After-tax cash dividend per share amounted to RMB0.171. Such scheme was reviewed and approved at the 2006 annual general meeting. The Board of the Company, with authorization given by the shareholders' general meeting, decided that the record date for determining the entitlements of domestic shareholders was 29 June 2007, and the ex-dividend date was 2 July 2007.

Dividends for H-Share holders are denominated in RMB and payable in HK dollar, and a cash dividend of HK$0.194 was paid for every share held. The latest time for registering transfer of H Shares for dividends was 13 May 2007. The dividends were declared on 14 June 2007.

The dividends for 2006 were paid on 6 July 2007 and the profit distribution scheme for the previous year has been implemented.

During the reporting period, the Board of the Company did not recommend the payment of an interim dividend for the six months ended 30 June 2007.

(3) Material Litigation or Arbitration during the Reporting Period

During the reporting period, the Company was not involved in any material litigation or arbitration.

(4) Asset Transfer

During the reporting period, the Company was not involved in any asset transfer.

(5) Material Connected Transactions during the Reporting Period

During the reporting period, the connected transactions of the Company are mainly continuing connected transactions related to day-to-day operation, namely:

1. Road Maintenance Service Contracts with Jiangsu Sundian

   On 26 April 2007, Guangjing Xicheng, the Company's subsidiary, entered into a maintenance service contract with Jiangsu Sundian in respect of the repair and maintenance services of Guangjing Expressway and Xicheng Expressway, for a term commencing on 1 May 2007 and ending on 31 December 2007. The maximum contractual maintenance service fees were estimated to be no more than RMB20 million.

   The maintenance service fees are determined by the following principles: the tender prices so accepted will serve as the fee basis for projects to be awarded through public tenders whereas the fee basis for other projects will be determined after arm's length negotiation and with reference to the prevailing market prices reviewed by an independent and qualified cost consultation institute, with principle of not higher than the market price of the relevant works. The upper limits of the maintenance service fees are set according to the estimated works in 2007. The maintenance service fees are to be paid out of Guangjing Xicheng's own funds.

   Such transaction constituted a continuing connected transaction under the Hong Kong Listing Rules. However, under the Shanghai Listing Rules, such transaction was exempted from the disclosure requirements for connected transactions.

2. Technological Service Agreement with the Toll-network Company

   On 26 April 2007, the Company entered into a technological service agreement with Jiangsu Expressway Toll-network Technology Service Co., Ltd. (the "Toll-network Company", 江蘇高速公路聯網收費技術服務有限公司). The Toll-network Company would provide relevant data audit, statistical and analytical services and consultation services on inter-network tolling technology upgrade for the road and bridge projects of the Company. The service fees for 2007 would be no more than RMB6,000,000 in aggregate.

   The Toll-network Company was jointly established by Communications Holdings and its road and bridge subsidiaries. Communications Holdings is the largest shareholder holding 30% equity interests. The Company made a total capital contribution of RMB1,750,000 and holds 5% equity interests. In accordance with the respective listing rules of the Shanghai Stock Exchange and the Hong Kong Stock Exchange, the Toll-network Company is a connected company of the Company. Such transaction constituted a connected transaction relating to the daily operations of the Company.

3. Capital Dealings with Connected Parties

In 2006, the Company secured a loan of RMB300,000,000 from its subsidiary Jiangsu Guangjing Xicheng Expressway Co., Ltd. by way of a trust loan. Of this amount, RMB200,000,000 had a term from 15 July 2006 to 14 January 2007 at a monthly interest rate of 3.915‰, while the other RMB100,000,000 had a term from 27 December 2006 to 26 June 2007 at a monthly interest rate of 4.185‰. The principal and interests of the loan were settled at the maturity dates.

The Company also secured two separate loans of RMB200,000,000 and RMB250,000,000 from Jiangsu Guangjing Xicheng Expressway Co., Ltd. on 15 January 2007 and 27 June 2007 respectively. Both loans have a term of one year and carry an annual interest rate of 5.022%.

The independent non-executive directors of the Company have reviewed the continuing connected transactions and confirmed in the interim report and accounts that:

(1) Such transactions constituted the usual course of business of the listed issuer;

(2) Such transactions were conducted on normal commercial terms or, if transactions available for comparison were insufficient to determine whether the terms of such transactions are normal commercial terms, from the perspective of the Company, the terms of such transactions were in any way no worse than the terms offered to or by (as the case may be) independent third parties; and

(3) Such transactions were conducted in accordance with the terms of the agreements of respective transaction. The transaction terms were fair and reasonable and in the best interests of the Company's shareholders as a whole.

(6) Significant Contracts

1. Material trusts, subcontracting or leasing arrangement

During the reporting period, the Company had no material trusts, subcontracting or leasing arrangement.

2. Material guarantees and pledge of assets

During the reporting period, the Company did not provide any guarantee to any shareholders or connected parties or any other companies, nor was there any pledge of assets subsisting.

3. Entrusted financial management

During the reporting period, the Company did not entrust any other person to carry out cash asset management activity.

4. Other material contracts

On 26 April 2007, the Company entered into a maintenance service contract with Jiangsu Sundian for a term commencing on 1 May 2007 and ending on 31 December 2007. Total contract sum was estimated to be no more than RMB10 million.

(7) Performance of Undertakings

1. The Board of the Company has fulfilled an undertaking in respect of the profit distribution proposal for 2006 that one cash dividend distribution will be made for 2006 at a ratio of no less than 85% of the distributable profit of the year.

2. Special undertakings made by the original Non-circulating Shareholders during the process of the Share Segregation Reform and the performance thereof:

Name of shareholder	Special undertakings	Fulfillment of undertakings
Communications Holdings Huajian Transportation	1. Within 60 months from the day on which the listing status is granted, the original non-circulating shares of the Company held by the two companies will not be traded on the Shanghai Stock Exchange. 2. The two companies will propose a motion and vote for a proposal at each of the 2005-2008 annual general meetings of the Company regarding a cash dividend payment of not less than 85% of the distributable profit of the Company realized in the relevant year.	The Company is not aware that such shareholders were in breach of the relevant undertakings during the reporting period.
Communications Holdings Huajian Transportation Jiangsu Communications Construction Group Co., Ltd. Jiangsu Communications Engineering Co., Ltd	These companies undertake that they shall bear all relevant expenses arising from the Share Segregation Reform as per their agreement.	Fulfilled

(8) Appointment of Auditors

At the 2006 annual general meeting of the Company, it was approved that Deloitte Touche Tohmatsu CPA Ltd. and Deloitte Touche Tohmatsu would continue to be appointed as the domestic and international auditors, respectively of the Company for 2007. Auditing fees for the year amount to RMB1.7 million. The Company did not pay any other fees and nor were there any charges that might have affected the auditors' independence.

The above-mentioned auditing firms have been providing audit services to the Company for four consecutive years since 2003.

(9) Regulatory Sanctions

During the reporting period, there was no investigation, administrative punishment, reprimand or other public condemnation imposed against the Company or any of its directors, supervisors, senior management members, shareholders, de facto controllers by CSRC.

(10)Other Information Sources

Announcements of the Company were published in China Securities Journal, Shanghai Securities News, Hong Kong Economic Times and the South China Morning Post. For details of the announcements, please refer to the publications on the said date or visit websites of the Shanghai Stock Exchange (www.sse.com.cn), the Hong Kong Stock Exchange (www.hkex.com.hk) or the Company (www.jsexpressway.com).

No.	Publication Date	Item
1.	9 January 2007	Announcement on the fifth meeting of the fifth session of the board of directors regarding the borrowing from the Company's controlling shareholder through a trust loan
2.	26 March 2007	2006 annual results announcement and explanation on fund appropriation by the Company's controlling shareholder and other connected parties
3.	26 March 2007	Announcements on the seventh meeting of the fifth session of the board of directors and the fourth meeting of the fifth session of the supervisory committee
4.	13 April 2007	Announcement on expected increase in profit for the first quarter of the year
5.	27 April 2007	Announcements on the first quarterly results of 2007 and the eighth meeting of the fifth session of the board of directors
6.	27 April 2007	Announcement on entering into the road maintenance service contract for 2007 with Jiangsu Sundian Engineering Co., Ltd
7.	27 April 2007	Announcement on connected transaction-entering into the technological service agreement with Jiangsu Expressway Toll-network Technology Service Co., Ltd.
8.	27 April 2007	Notice of 2006 annual general meeting and amendments to the articles of association
9.	11 May 2007	Announcement on the listing of the first batch of circulating shares with selling restrictions
10.	8 June 2007	Announcement on the listing of the second batch of circulating shares with selling restrictions
11.	14 June 2007	Announcement on resolutions passed at the 2006 annual general meeting and legal opinion
12.	14 June 2007	Announcement on the ninth meeting of the fifth session of the board of directors regardng the issue of an entrust loan amounting to RMB1,500,000,000
13.	14 June 2007	Online publication of the administrative system for information disclosure of the Company
14.	25 June 2007	Announcement on the implementation of the Company's 2006 profit distribution scheme

VII. REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

TO THE BOARD OF DIRECTORS OF JIANGSU EXPRESSWAY COMPANY LIMITED
江蘇寧滬高速公路股份有限公司
(a joint stock limited company established in the People's Republic of China)

Introduction

We have reviewed the interim financial information set out on pages 27 to 38 which comprises the condensed consolidated balance sheet of Jiangsu Expressway Company Limited as of 30 June 2007 and the related condensed consolidated income statement, statement of changes in equity and cash flow statement for the six-month period then ended, and certain explanatory notes. The Main Board Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA"). The directors are responsible for the preparation and presentation of this interim financial information in accordance with HKAS 34. Our responsibility is to express a conclusion on this interim financial information based on our review, and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the HKICPA. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with HKAS 34.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong

17 August 2007

CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE 2007

	NOTES	Six months ended	
		30.6.2007	30.6.2006
		RMB'000	RMB'000
		(Unaudited)	(Unaudited)
Revenue	3	**2,414,857**	1,758,535
Cost of sales		**(986,766)**	(725,070)
Gross profit		**1,428,091**	1,033,465
Other income	5	**17,910**	17,829
Administrative expenses		**(61,298)**	(58,575)
Finance costs	6	**(253,590)**	(206,775)
Share of profits of associates		**71,957**	63,108
Loss on disposal of an associate		**—**	(714)
Changes in fair value of held-for-trading investments		**595**	—
Profit before tax		**1,203,665**	848,338
Income tax expense	7	**(377,683)**	(260,145)
Profit for the period	8	**825,982**	588,193
Attributable to:			
Equity holders of the Company		**804,732**	570,167
Minority interests		**21,250**	18,026
		825,982	588,193
Dividends	9	**957,172**	730,473
Earnings per share attributable to equity holders of the Company			
– Basic (RMB per share)	10	**0.16**	0.11

CONDENSED CONSOLIDATED BALANCE SHEET

AT 30 JUNE 2007

	NOTES	30.6.2007 RMB'000 (Unaudited)	31.12.2006 RMB'000 (Audited)
Non-current assets			
Property, plant and equipment	11	**1,767,017**	1,855,686
Toll roads infrastructures		**19,072,376**	19,367,653
Prepaid lease payments		**1,193,182**	1,208,377
Interests in associates		**1,546,334**	1,587,391
Available-for-sale investments		**5,500**	5,500
Deferred tax assets		**6,487**	8,014
		23,590,896	24,032,621
Current assets			
Inventories		**14,302**	10,045
Properties under development		**17,354**	11,650
Prepayments and other receivables	12	**86,306**	93,339
Dividend receivable		**66,214**	—
Prepaid lease payments		**65,280**	64,483
Held-for-trading investments		**27,015**	37,784
Bank balances and cash		**839,871**	796,874
		1,116,342	1,014,175
Current liabilities			
Other payables	13	**229,003**	170,938
Construction costs payable		**1,115,936**	1,731,863
Tax liabilities		**242,095**	104,960
Dividend payable		**442,140**	11,058
Long-term borrowings – due within one year	14	**202,902**	1,935
Short-term borrowings	15	**4,510,000**	4,510,000
		6,742,076	6,530,754
Net current liabilities		**(5,625,734)**	(5,516,579)
Total assets less current liabilities		**17,965,162**	18,516,042
Non-current liabilities			
Long-term borrowings – due after one year	14	**4,035,792**	4,436,759
Net assets		**13,929,370**	14,079,283
Capital and reserves			
Share capital	16	**5,037,748**	5,037,748
Share premium and reserves		**8,461,267**	8,613,707
Equity attributable to equity holders of the Company		**13,499,015**	13,651,455
Minority interests		**430,355**	427,828
Total equity		**13,929,370**	14,079,283

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2007

	Attributable to equity holders of the Company							
	Share capital RMB'000	Share premium RMB'000	Statutory surplus reserve RMB'000	Statutory public welfare fund RMB'000	Retained profits RMB'000	Total RMB'000	Minority interests RMB'000	Total RMB'000
At 1 January 2006 (audited)	5,037,748	5,730,454	705,619	352,811	1,381,185	13,207,817	416,908	13,624,725
Profit for the period	–	–	–	–	570,167	570,167	18,026	588,193
Total recognised income and expenses for the period	–	–	–	–	570,167	570,167	18,026	588,193
Transfer (note)	–	–	352,811	(352,811)	–	–	–	–
Dividends recognised as distribution	–	–	–	–	(730,473)	(730,473)	–	(730,473)
Dividends paid to minority interests	–	–	–	–	–	–	(12,581)	(12,581)
At 30 June 2006 (unaudited)	5,037,748	5,730,454	1,058,430	–	1,220,879	13,047,511	422,353	13,469,864
Profit for the period	–	–	–	–	603,944	603,944	21,141	625,085
Total recognised income and expenses for the period	–	–	–	–	603,944	603,944	21,141	625,085
Appropriation	–	–	135,704	–	(135,704)	–	–	–
Dividends paid to minority interests	–	–	–	–	–	–	(15,666)	(15,666)
At 31 December 2006 (audited)	5,037,748	5,730,454	1,194,134	–	1,689,119	13,651,455	427,828	14,079,283
At 1 January 2007 (audited)	5,037,748	5,730,454	1,194,134	–	1,689,119	13,651,455	427,828	14,079,283
Profit for the period	–	–	–	–	804,732	804,732	21,250	825,982
Total recognised income and expenses for the period	–	–	–	–	804,732	804,732	21,250	825,982
Dividends recognised as distribution	–	–	–	–	(957,172)	(957,172)	–	(957,172)
Dividends paid to minority interests	–	–	–	–	–	–	(18,723)	(18,723)
At 30 June 2007 (unaudited)	5,037,748	5,730,454	1,194,134	–	1,536,679	13,499,015	430,355	13,929,370

Note:

In accordance with "Cai Qi [2006] No.67, Notice of accounting treatment as a result of the implementation of the PRC Company Law", the balance of statutory public welfare fund at 31 December 2005 was transferred to the statutory surplus reserve. Further, effective from 1 January 2006, appropriation of the profit as reported under the People's Republic of China ("PRC") statutory financial statements to the statutory public welfare fund is no longer required.

In accordance with the PRC Company Law and the articles of association, each of the Company and its subsidiaries registered in the PRC are required to appropriate 10% of the annual profit after taxation (after offsetting any prior years' losses), as reported under the PRC statutory financial statements to the statutory surplus reserve. When the balance of such reserve fund reaches 50% of each entity's capital, any further appropriation is optional. The statutory surplus reserve can be utilised to offset prior years' losses or to increase capital. However, such balance of the statutory surplus reserve must be maintained at a minimum of 25% of capital after such usages.

Title of statutory surplus reserve will remain with the respective companies comprising the Group.

Statutory surplus reserve cannot be used for purposes other than those for which they are created and are not distributable as cash dividends.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE 2007

	Six months ended	
	30.6.2007	30.6.2006
	RMB'000	RMB'000
	(Unaudited)	(Unaudited)
Net cash generated by operating activities	**1,599,465**	1,162,514
Investing activities		
Purchase of property, plant and equipment and toll roads infrastructures	**(656,161)**	(923,773)
Other investing cash flows	**62,552**	113,956
Net cash used in investing activities	**(593,609)**	(809,817)
Financing activities		
New borrowings raised	**3,350,000**	1,050,000
Dividends paid	**(526,090)**	(720,527)
Dividends paid to minority shareholders	**(18,723)**	(12,581)
Interest paid	**(218,046)**	(148,795)
Repayment of borrowings	**(3,550,000)**	(553,313)
Net cash used in financing activities	**(962,859)**	(385,216)
Net increase (decrease) in cash and cash equivalents	**42,997**	(32,519)
Cash and cash equivalents at 1 January	**796,874**	1,074,058
Cash and cash equivalents at 30 June	**839,871**	1,041,539
Analysis of the balances of cash and cash equivalents:		
Bank balances and cash	**839,871**	1,041,539

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2007

1. GENERAL AND BASIS OF PREPARATION OF INTERIM FINANCIAL STATEMENTS

The Company was incorporated in the People's Republic of China (the "PRC") on 1 August 1992 as a joint stock limited company and its H shares and A shares are listed on The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange, respectively. Its ultimate holding company is Jiangsu Communications Holding Company Limited 江蘇交通控股有限公司 ("Jiangsu Communications"), a state-owned enterprise incorporated in the PRC. The addresses of the registered office and principal place of business of the Company are disclosed in its 2006 annual report.

The principal activities of the Company and its subsidiaries (the "Group") are investment, construction, operation and management of the Jiangsu section of Shanghai-Nanjing Expressway, the Jiangsu section of the 312 National Highway, Nanjing-Lianyungang Class 1 Highway - Nanjing Section and other toll roads in Jiangsu Province, and the provision of passenger transport services and other supporting services along the toll roads.

The Group's condensed consolidated financial statements are presented in Renminbi ("RMB"), which is the same as the functional currency of the Company.

The condensed consolidated financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and with Hong Kong Accounting Standard 34 ("HKAS 34") "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA").

2. PRINCIPAL ACCOUNTING POLICIES

The condensed consolidated financial statements have been prepared on the historical cost basis, except for certain financial instruments, which are measured at fair values, as appropriate.

The accounting policies used in the condensed consolidated financial statements for the six months ended 30 June 2007 are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2006.

In the current interim period, the Group has applied, for the first time, a number of new standard, amendment and interpretations ("new HKFRSs") issued by the HKICPA, which are effective for the Group's financial year beginning 1 January 2007.

The adoption of these new HKFRSs had no material effect on the results or financial position of the Group for the current or prior accounting periods. Accordingly, no prior period adjustment has been recognised.

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

The Group has not early applied the following new standards or interpretations that have been issued but are not yet effective.

HKAS 23 (Revised)	Borrowing Costs[1]
HKFRS 8	Operating Segments[1]
HK(IFRIC) – Int 11	HKFRS 2: Group and Treasury Share Transactions[2]
HK(IFRIC) – Int 12	Service Concession Arrangements[3]

[1] Effective for annual periods beginning on or after 1 January 2009

[2] Effective for annual periods beginning on or after 1 March 2007

[3] Effective for annual periods beginning on or after 1 January 2008

HK(IFRIC) – Int 12 sets out general principles on recognising and measuring the obligations and related rights under service concession arrangements. The Group will apply this interpretation from 1 January 2008. The directors of the Company are still not yet in the position to reasonably estimate the impact that may arise on the Group's results and financial position from adoption of this interpretation. The directors of the Company anticipate that the application of the other new standards or interpretations will have no material impact on the results and the financial position of the Group.

3. REVENUE

	Six months ended	
	30.6.2007	30.6.2006
	RMB'000	RMB'000
	(Unaudited)	(Unaudited)
Toll revenue	**1,966,647**	1,518,418
Sales of petrol	**387,123**	196,194
Sales of food and beverages	**53,811**	40,960
Emergency assistance income and others	**7,276**	2,963
	2,414,857	1,758,535

4. SEGMENT INFORMATION

Business Segments

Business segment is the primary basis of segment reporting of the Group and segment information about the Group's operations is presented below:

	Six months ended 30.6.2007			Six months ended 30.6.2006		
	Toll revenue RMB'000 (unaudited)	Sale of petrol, food and beverages and provision of other supporting services RMB'000 (unaudited)	Total RMB'000 (unaudited)	Toll revenue RMB'000 (unaudited)	Sale of petrol, food and beverages and provision of other supporting services RMB'000 (unaudited)	Total RMB'000 (unaudited)
Revenue						
External sales	1,966,647	448,210	2,414,857	1,518,418	240,117	1,758,535
Segment results	1,408,253	19,838	1,428,091	1,028,653	4,812	1,033,465
Unallocated income			17,910			17,829
Unallocated expenses			(61,298)			(58,575)
Share of profits of associates			71,957			63,108
Finance costs			(253,590)			(206,775)
Loss on disposal of an associate			–			(714)
Changes in fair value of held-for-trading investments			595			–
Profit before taxation			1,203,665			848,338
Income tax expense			(377,683)			(260,145)
Profit for the period			825,982			588,193

5. OTHER INCOME

	Six months ended	
	30.6.2007 RMB'000 (Unaudited)	30.6.2006 RMB'000 (Unaudited)
Advertisement income	**10,712**	11,709
Interest on bank deposits	**4,188**	4,066
Dividend income from available-for-sale investments	**200**	—
Others	**2,810**	2,054
	17,910	17,829

6. FINANCE COSTS

	Six months ended	
	30.6.2007	30.6.2006
	RMB'000	RMB'000
	(Unaudited)	(Unaudited)
Interest on bank and other borrowings wholly repayable:		
Within five years	**196,026**	132,351
Over five years	**57,564**	74,424
	253,590	206,775

7. INCOME TAX EXPENSE

	Six months ended	
	30.6.2007	30.6.2006
	RMB'000	RMB'000
	(Unaudited)	(Unaudited)
Current tax:		
PRC Enterprise Income Tax	**376,156**	260,145
Deferred tax:		
Current year	**(416)**	—
Attributable to change in tax rate	**1,943**	—
	1,527	—
Income tax expense	**377,683**	260,145

The Company and its subsidiaries are subject to PRC Enterprise Income Tax rate of 33% (Six months ended 30 June 2006: 33%) pursuant to the relevant PRC income tax laws.

On 16 March 2007, the PRC promulgated the Law of the PRC on Enterprise Income Tax (the "New Law") by Order No. 63 of the President of the PRC, which will change the tax rate from 33% to 25% for certain subsidiaries from 1 January 2008. The deferred tax balance has been adjusted to reflect the tax rates that are expected to apply to the respective periods when the asset is realised or the liability is settled.

7. INCOME TAX EXPENSE (Continued)

The tax charge for the six months ended 30 June 2007 and 30 June 2006 can be reconciled to the profit before tax in the condensed consolidated income statement as follows:

	Six months ended			
	30.6.2007		30.6.2006	
	RMB'000	%	RMB'000	%
Profit before tax	1,203,665		848,338	
Tax at the applicable income tax rate of 33%	397,209	33.0	279,952	33.0
Tax effect of share of profits of associates	(23,746)	(1.9)	(20,826)	(2.4)
Tax effect of expenses not deductible for tax purposes	1,760	0.1	1,019	0.1
Tax effect of income not taxable for tax purposes	(29)	—	—	—
Tax effect of tax losses not recognised	546	—	—	—
Decrease in opening deferred tax balances resulting from a decrease in the applicable tax rate	1,943	0.2	—	—
Income tax expense and effective tax rate for the period	377,683	31.4	260,145	30.7

8. PROFIT FOR THE PERIOD

	Six months ended	
	30.6.2007 RMB'000 (Unaudited)	30.6.2006 RMB'000 (Unaudited)
Profit for the period has been arrived at after charging (crediting) the following items:		
Staff costs including directors' remuneration	76,285	54,634
Retirement benefits scheme contributions	11,938	9,388
Total staff costs	88,223	64,022
Impairment loss reversed in respect of prepayments and other receivables	(54)	(8)
Depreciation of property, plant and equipment	110,430	98,732
Depreciation of toll roads infrastructures	295,277	249,963
Loss (gain) on disposal of property, plant and equipment	231	(174)
Amortisation of prepaid lease payments (included in cost of sales)	32,640	32,351
Cost of inventories recognised as expense	414,476	233,282
Government subsidies received	—	(1,810)

9. DIVIDENDS

During the period, the final dividend for 2006 of RMB0.19 (2005 final dividend: RMB0.145) per share had been approved by the shareholders in the general meeting.

The directors do not recommend the payment of an interim dividend (Six months ended 30 June 2006: nil).

10. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the unaudited profit attributable to equity holders of the Company for the six months ended 30 June 2007 of RMB 804,732,000 (Six months ended 30 June 2006: RMB570,167,000) and 5,037,747,500 (Six months ended 30 June 2006: 5,037,747,500) ordinary shares in issue during the period.

No diluted earnings per share is presented as the Company has no potential ordinary shares outstanding for each of the six months ended 30 June 2007 and 30 June 2006.

11. MOVEMENTS IN PROPERTY, PLANT AND EQUIPMENT

During the period, the Group disposed of certain motor vehicles, and other machinery and equipment with an aggregate carrying amount of RMB231,000, resulting in a loss on disposal of RMB231,000.

In addition, the Group spent approximately RMB22 million on the construction in progress, RMB6 million on its toll stations and ancillary equipment and RMB12 million on its other machinery and equipment in order to cope with the increasing traffic volume.

The Group's leasehold land use rights with a carrying amount of RMB18,242,000 was reclassified to prepaid lease payments during the current period.

12. PREPAYMENTS AND OTHER RECEIVABLES

	30.6.2007 RMB'000 (Unaudited)	31.12.2006 RMB'000 (Audited)
Toll road fee	**42,440**	36,474
Prepayments	**5,227**	4,377
Receivable from liquidation of a former joint venture	**18,812**	18,812
Others	**44,626**	58,529
	111,105	118,192
Less: Accumulated impairment losses	**(24,799)**	(24,853)
	86,306	93,339

13. OTHER PAYABLES

	30.6.2007 RMB'000 (Unaudited)	31.12.2006 RMB'000 (Audited)
Interest payables	**56,012**	20,468
Other tax payables	**19,307**	22,673
Payroll and welfare payables	**32,063**	37,366
Advance from customers	**7,979**	12,185
Others	**113,642**	78,246
	229,003	170,938

14. LONG-TERM BORROWINGS

	Maturity date 30.6.2007 & 31.12.2006	Effective interest rate 30.6.2007	Effective interest rate 31.12.2006	Carrying amount 30.6.2007 RMB'000 (Unaudited)	Carrying amount 31.12.2006 RMB'000 (Audited)
Unsecured bank loans	2008-2016	**5.67%**	5.71%	**4,200,000**	4,400,000
USD denominated Spain government loans (Note)	2007-2026	**1.00%**	1.00%	**38,694**	38,694
				4,238,694	4,438,694

Note: These long-term borrowings were guaranteed by the Company's parent, Jiangsu Communications.

The maturity of the above fixed-rate loans is as follows:

	30.6.2007 RMB'000 (Unaudited)	31.12.2006 RMB'000 (Audited)
Within one year	**202,902**	1,935
More than one year but not exceeding two years	**1,887**	201,935
More than two years but not exceeding three years	**901,887**	501,935
More than three years but not exceeding four years	**701,887**	1,001,935
More than four years but not exceeding five years	**401,887**	501,935
More than five years	**2,028,244**	2,229,019
	4,238,694	4,438,694
Less: Amount due within one year included in current liabilities	**(202,902)**	(1,935)
Amount due after one year	**4,035,792**	4,436,759

The Group's borrowings that are denominated in currencies other the functional currencies of the relevant group entities are US$4,955,000 (31.12.2006: US$4,955,000).

15. SHORT-TERM BORROWINGS

	30.6.2007 RMB'000 (Unaudited)	31.12.2006 RMB'000 (Audited)
Bank loans	**3,010,000**	3,010,000
Loans from other financial institutions	**1,500,000**	1,500,000
	4,510,000	4,510,000

The short-term loans from banks and other financial institutions are unsecured, repayable within one year and are arranged at fixed interest rates at the range of 4.65% to 5.75% (Six months ended 30 June 2006: 4.70% to 5.51%) per annum.

16. SHARE CAPITAL

	1.1.2006		Transfer		30.6.2006 & 31.12.2006		Transfer		30.6.2007	
	Number of shares	Share capital RMB'000	Number of shares	Share capital RMB'000	Number of shares	Share capital RMB'000	Number of shares	Share capital RMB'000	Number of shares	Share capital RMB'000
1. Non-tradable shares	3,665,747,500	3,665,748	(3,665,747,500)	(3,665,748)	–	–	–	–	–	–
2. Restricted tradable shares	–	–	3,617,747,500	3,617,748	3,617,747,500	3,617,748	(139,334,353)	(139,334)	3,478,413,147	3,478,413
3. Tradable shares										
– H shares	1,222,000,000	1,222,000	–	–	1,222,000,000	1,222,000	–	–	1,222,000,000	1,222,000
– A shares	150,000,000	150,000	48,000,000	48,000	198,000,000	198,000	139,334,353	139,334	337,334,353	337,334
Total	5,037,747,500	5,037,748	–	–	5,037,747,500	5,037,748	–	–	5,037,747,500	5,037,748

In accordance with the Company's state share reform proposal adopted by the Company's shareholders' meeting on 24 April 2006 (the "Share Reform Proposal"), the shareholders of the non-tradable shares which comprised the state shares, state legal person shares and legal person shares, in return for the conversion of those non-tradable shares into restricted tradable shares, gave up certain of their non-tradable shares to the then shareholders of A-shares at a fixed ratio of 3.2 non-tradable shares for every 10 "A" shares held by the then holders of A-shares. As a result, 48,000,000 non-tradable shares were transferred to the then holders of A-shares by the non-tradable shareholders, and these 48,000,000 non-tradable shares were granted trading status on 16 May 2006. The formerly non-tradable shares were also converted into tradable shares but subject to certain restrictions in their sale.

During the period, pursuant to the terms of the Share Reform Proposal, 103,260,554 and 36,073,799 restricted tradable shares came into circulation on 16 May 2007 and 14 June 2007, respectively.

The restricted tradable shares, H shares and A shares have a par value of RMB 1 each and rank pari passu in all respects, except that ownership of restricted tradable shares are restricted to PRC legal persons, while H shares can only be owned and traded by overseas investors and A shares can only be owned and traded by PRC investors.

17. CAPITAL COMMITMENTS

	30.6.2007 RMB'000 (Unaudited)	31.12.2006 RMB'000 (Audited)
Commitments for the acquisition of property, plant and equipment contracted for but not provided in the condensed consolidated financial statements	**51,417**	5,383

18. OTHER COMMITMENTS

At 30 June 2007, the Group is committed to pay Ninglian Ningtong Management Office, an independent third party, a management service charge at a fixed rate of 17% of the total toll revenue collected on Nanjing-Lianyungang Class 1 Highway - Nanjing Section per annum for a term of 30 years from 1 January 2000. Management service charge for the six months ended 30 June 2007 amounted to RMB5,469,000 (Six months ended 30 June 2006: RMB8,589,000).

VIII. Documents Available for Inspection

The following documents were included:

(1) Copies of the interim report signed by the Chairman;

(2) Financial statements signed and sealed by the chief accounting officer and the person-in-charge of an accounting institution;

(3) Original copies of all company documents and announcements published in the designated press during the reporting period;

(4) Articles of Association of the Company;

(5) Copies of interim reports released in other stock exchanges; and

(6) Other relevant information.

Shen Chang Quan
Chairman of the Board
Jiangsu Expressway Company Limited

17 August 2007
Nanjing, the PRC

IX. Confirmation Opinion on 2007 Interim Report by Directors and Senior Management

The Company's directors and senior management hereby confirm in writing that they have reviewed the interim report for the year and are of the opinion that there are no false representations or misleading statements contained in, or material omissions from this report, and that they shall severally and jointly accept responsibility for the truthfulness, accuracy and completeness of the content of this report.

Directors

Shen Chang Quan

Xie Jia Quan

Zhang Wen Sheng

Sun Hong Ning

Chen Xiang Hui

Fan Yu Shu

Cui Xiao Long

Chang Yung Tsung

Fang Hung, Kenneth

Yang Xiong Sheng

Fan Cong Lai

Senior Management Members

Qian Yong Xiang

Liu Wei

Zhao Jia Jun

Yao Yong Jia

Jiangsu Expressway Company Limited
17 August 2007

江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

(Stock Code: 177)

Overseas Regulatory Announcement
Seventh Session of the Fifth Supervisory Committee Meeting

This announcement is made pursuant to Rule 13.09(2) of the Rules governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Notice is hereby given that the Company held the seventh session of the fifth supervisory committee meeting (the "Meeting") on Thursday, 27 September 2007 by way of voting through correspondence. The five supervisors of the Company voted for approval. The procedures for convening the Meeting were in compliance with the relevant provisions of the Company Law and the articles of association of the Company. The following was considered and approved at the Meeting:

1. The nomination of Ms. Luo Yi as a supervisor of the Company and the submission of such matter for approval at the 2007 first extraordinary general meeting were approved.

Supervisory Committee
Jiangsu Expressway Company Limited

Nanjing, the PRC, 27 September 2007

As at the date of this announcement, Directors of the Company are:
Shen Chang Quan, Sun Hong Ning, Chen Xiang Hui, Zhang Wen Sheng, Xie Jia Quan, Fan Yu Shu, Cui Xiao Long, Chang Yun Tsung, Fang Hung, Kenneth*, Fan Cong Lai* and Yang Xiong Sheng*.*

* *Independent Non-executive Directors*



江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED
(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)
(Stock Code: 177)

Overseas Regulatory Announcement
Eleventh Session of the Fifth Board of Directors Meeting

This announcement is made pursuant to rule 13.09(2) of the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited.

Notice is hereby given that the Company held the eleventh session of the fifth board of directors meeting (the "Meeting") on Thursday, 27 September 2007 by way of voting through correspondence. Save for Mr. Fan Cong Lai, who was away for an overseas trip and therefore was unable to vote, the other 10 directors voted for approval. The procedures for convening the Meeting were in compliance with the relevant provisions of Company Law and the articles of association of the Company. The following were considered and approved at the Meeting:

1. The issue of not more than RMB2 billion short-term commercial papers by the Company in accordance with the Regulations on the Administration of Short-term Commercial Papers (《短期融資管理辦法》) promulgated by the People's Bank of China and the submission of such matter for approval at the 2007 first extraordinary general meeting were approved, with the authorisation for the issue of short-term commercial papers being effective for a period of one year from the date of approval at the above-said extraordinary general meeting;

2. The nomination of Ms. Zhang Yang as a director of the Company and the submission of such matter for approval at the 2007 first extraordinary general meeting were approved.

By Order of the Board
Yao Yong Jia
Secretary to the Board

Nanjing, the PRC, 27 September 2007

As at the date of this announcement, Directors of the Company are:
Shen Chang Quan, Sun Hong Ning, Chen Xiang Hui, Zhang Wen Sheng, Xie Jia Quan, Fan Yu Shu, Cui Xiao Long, Chang Yun Tsung, Fang Hung, Kenneth*, Fan Cong Lai* and Yang Xiong Sheng*.*

* *Independent Non-executive Directors*



江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(established in the PRC with limited liability)

(Code: 177)

Connected Transaction
Disposal of Properties

- The Company entered into the Property Transfer Agreement in relation to its interests in the Jiangsu Communications Building in Nanjing with the Jiangsu Communications Department.
- With the approval by Su Ti Gai Sheng (1992) No. 151 issued by the Commission for Restructuring the Economic System of the Jiangsu Province, the Company was established on 1 August 1992, with the Jiangsu Communications Department being one of its four promoters. At the time when the Company was established, Jiangsu Communications Department contributed RMB650,000,000 as capital, which represented 99.541% of the then total share capital of the Company. As a result of the requirement of segregation of political entities and enterprises in May 2000, Jiangsu Communications Department transferred its share interests in the Company to Jiangsu Communication Holdings Company Limited. Currently, Jiangsu Communications Department does not hold any share interests in the Company.
- As one of the promoters of the Company when it was set up, Jiangsu Communications Department is a connected person of the Company pursuant to rule 1.01 of the Hong Kong Listing Rules, the transaction contemplated under the Property Transfer Agreement is a connected transaction of the Company which is subject only to the announcement and reporting requirements, but exempt from independent shareholders' approval under rule 14A.32(1) of the Hong Kong Listing Rules.
- Pursuant to the Shanghai Listing Rules, the proposed disposal of the Property by the Company does not constitute a related party transaction nor a transaction which is subject to disclosure requirements.
- The transaction contemplated under the Property Transfer Agreement was approved by the directors (including independent non-executive directors) of the Company.

The board of directors of Jiangsu Expressway Company Limited (the "Company") announced the entering into of a property assets transfer agreement (the "Property Transfer Agreement") with the Communications Department of the Jiangsu Province, the PRC (the "Jiangsu Communications Department") in respect of the Company's property interests in the Jiangsu Communications Building in Nanjing on 25 September 2007.

Major terms of the Property Transfer Agreement are set out in the table below:

Parties	• The Company, as vendor; and • Jiangsu Communications Department, as purchaser Jiangsu Communications Department was one of the promoters of the Company when the Company was set up and accordingly is a connected person of the Company. Nevertheless, as a result of the requirement of segregation of political entities and enterprises, Jiangsu Communications Department is no longer a shareholder of the Company.
Properties sold	Interests in portion of the Fifth Floor and the whole of 25th Floor, 26th Floor, 27th Floor and 28 Floor of the Jiangsu Communications Building situated at 69 Shigu Road, Nanjing, Jiangsu Province, the PRC, with a gross floor area of 5,929.95m2 (the "Property"), free of third party encumbrances
Consideration	RMB42,636,300 (approximately HK$44,182,694,), payable in cash.
Basis for assessment of consideration	The Company commissioned Jiangsu Renhe Assets Appraisal Co. Ltd. (江蘇仁合資產評估有限公司), which has obtained securities related qualification, to valuate the Property. As on 30 September 2006 (the valuation date), the Company's interests in the Property was valued at RMB42,636,300 (approximately HK$44,182,694).
Delivery of vacant possession	On or before 15 October 2007, the Company shall deliver vacant possession of the Property in good status to Jiangsu Communications Department.
Payment	Within 7 working days of delivery of the Property, and upon completion of inspection of the Property to the satisfaction of Jiangsu Communications Department, Jiangsu Communications Department would pay the entire consideration of RMB42,636,300 (approximately HK$44,182,694) to the Company.
Undertakings	• The parties undertake to proceed with all necessary filing and registration requirements under the PRC law and regulations in respect of the transfer of the Property. • The parties shall be responsible for such taxes and levies incurred in respect of the transfer of the interests in the Property in accordance with the relevant PRC regulations.
Completion	• There is no condition precedent for the completion of the proposed transfer of the Property.
Liquidated damages in case of default	If the Company fails to deliver vacant possession of the Property in good status in accordance with the terms of the Property Transfer Agreement, the Company has to pay a liquidated damage equivalent to 10% of the Consideration to the Jiangsu Communications Department. If the Jiangsu Communications Department fails to pay in accordance with the terms of the Property Transfer Agreement, the Jiangsu Communications Department has to pay a liquidated damage equivalent to 10% of the payable sum to the Company.

Reasons and Benefits of the Property Transfer Agreement

Since 1998, staff from the head office of the Company worked on a long-term basis in Shigu Road, Nanjing and the starting point of Shanghai-Nanjing Expressway (the Maqun area). In order to enhance on-site management and coordination of the 8-lane Shanghai-Nanjing Expressway with a view to handling unexpected on-scene incidents in a speedy, highly efficient and promptly manner and to facilitate standardized management, reduce management costs and increase operating efficiency, the Company has decided to relocate the staff of its head office to work in the field office of Shanghai-Nanjing Expressway (the "Maqun Management Centre"). To such effect, the Company has proceeded with the extension and alteration of Maqun Management Centre when the expansion project of Shanghai-Nanjing Expressway was underway. By the end of 2006, the staff of the Company's head office were all transferred from the Jiangsu Communications Building to Maqun Management Centre. Currently, the Property has been left vacant. In view that the construction of Jiangsu Communications Building was jointly financed by the Jiangsu Communications Department, its directly subordinated administrative institutions and the Company, and that the Jiangsu Communications Building is mostly occupied by the Jiangsu Communications Department, the Jiangsu Communications Department has offered to purchase the Property. This will enable the Jiangsu Communications Department to turn the whole Jiangsu Communications Building into offices of its directly subordinated administrative institutions where standardized management will be effected and administrative efficiency will further be increased. In this regard, the Company has agreed to transfer the Property to Jiangsu Communications Department.

The principal business of the Company is the construction and management of toll roads and expressways in Jiangsu Province.

The Jiangsu Communications Department is the government department entrusted with the responsibility overseeing the transportation of the Jiangsu Province.

The net book value of the Property as at 31 August 2007 was RMB30,923,548.31. As such, it is estimated that the Company will record a profit (before tax) of RMB11,712,751.69 in respect of the disposal of the Property, being the difference between net book value as at 31 August 2007 and the Consideration. The exact amount of profit arising from the proposed disposal will only be recorded on Completion and is subject to audit. The audited figure will be included in the Company's annual report and accounts. The Consideration is determined with reference to the valuation of the Property conducted by a third party valuer, independent of the Company and connected person of the Company, commissioned by the Company, the value of the Property was RMB42,636,300 as at 30 September 2006. The Consideration received will be used as working capital of the Company.

Connected Transaction

With the approval by Si Ti Gai Sheng (1992) No. 151 issued by the Commission for Restructuring the Economic System of the Jiangsu Province, the Company was established on 1 August 1992, with the Jiangsu Communications Department being one of its four promoters. At the time when the Company was established, the Jiangsu Communications Department contributed RMB650,000,000 as capital, which represented 99.541% of the then total share capital of the Company. With the approval by the Jiangsu People's Government in May 2000, Jiangsu Communications Department transferred all its share interests in the Company to Jiangsu Communication Holdings Company Limited (being an enterprise solely owned by the state which is not subordinated to the Jiangsu Communications Department). Currently, Jiangsu Communications Department is not a shareholder of the Company. However, as Jiangsu Communications Department was one of the promoters of the Company when it was set up, Jiangsu Communications Department is a connected person of the Company pursuant to

rule 1.01 of the Hong Kong Listing Rules. The transaction contemplated under the Property Transfer Agreement is accordingly a connected transaction of the Company subject only to the announcement and reporting requirements, but exempt from independent shareholders' approval under rule 14A.32(1) of the Hong Kong Listing Rules.

Pursuant to the Shanghai Listing Rules, the proposed disposal of the Property by the Company does not constitute a related party transaction nor a transaction which is subject to the fulfilment of disclosure requirements.

At the Fourth Session Meeting of the Fifth Board of Directors held on 26 October 2006, the directors of the Company (including independent non-executive directors) approved the entering into of the Property Transfer Agreement and the establishment of a directors' committee authorizing Shen Chang Quan and Xie Jia Quan to deal with matters relating to the disposal of the Property. The directors of the Company (including independent non-executive directors) are of the view that the entering into of the Property Transfer Agreement is in the interests of all the shareholders of the Company and the terms of the Property Transfer Agreement are on normal commercial terms and are fair and reasonable.

By the order of the Board of Directors
Yao Yongjia
Secretary to the Board of Directors

Nanjing, the PRC, 27 September 2007

* *For the purpose of this Announcement, conversions of Renminbi into Hong Kong dollars are based on the approximate exchange rate of RMB96.5 = HK$100*

The directors of the Company as at the date of this Announcement are Shen Chang Quan, Sun Hong Ning, Chen Xiang Hui, Zhang Wen Sheng, Xie Jia Quan, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung, Fang Keng*, Fan Cong Lai* and Yang Xiong Sheng*.*

* *Independent Non-executive Directors*


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